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Exhibit 99.1

ARRANGEMENT
 involving

COGNOS INCORPORATED

and
INTERNATIONAL BUSINESS
MACHINES CORPORATION

SPECIAL MEETING OF SHAREHOLDERS
OF COGNOS INCORPORATED
TO BE HELD ON JANUARY 14, 2008

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
AND
MANAGEMENT PROXY CIRCULAR

December 10, 2007

These materials are important and require your immediate attention. They require Cognos Incorporated shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your common shares, please contact Georgeson Shareholder Communications Canada Inc. at 1-888-605-8414 or Computershare Investor Services Inc. at 1-800-564-6253 or via email at service@computershare.com.

December 10, 2007

Dear Shareholders:

        The board of directors of Cognos Incorporated cordially invites you to attend the special meeting of our shareholders to be held at the Tudor Reception Hall, 3750 Bowesville Road, Ottawa, Ontario, Canada on January 14, 2008 at 2:00 p.m. (Eastern time).

        At the meeting, shareholders will be asked to vote on a special resolution to approve an arrangement under the Canada Business Corporations Act under which International Business Machines Corporation, through an indirect subsidiary, will acquire all of the outstanding common shares of Cognos for US$58.00 in cash for each Cognos common share.

        Lehman Brothers Inc., the financial advisor to our board of directors, has delivered to the board of directors its opinion that, as of the date of such opinion, from a financial point of view, the consideration to be offered to our shareholders pursuant to the arrangement is fair to such shareholders. A copy of the fairness opinion is included as Appendix C to the management proxy circular accompanying this letter. Based on various factors, including the fairness opinion, our board of directors has unanimously concluded that the arrangement is fair to our shareholders and in the best interests of Cognos. Accordingly, our board of directors has approved the arrangement and unanimously recommends that shareholders vote "FOR" the special resolution approving the arrangement.

        The special resolution approving the arrangement must be approved by the affirmative vote of: (1) at least two-thirds of the votes cast at the meeting by shareholders present in person or represented by proxy and entitled to vote; and (2) a majority of the votes cast at the meeting by shareholders present in person or represented by proxy excluding the votes cast by certain senior officers as described in the accompanying management proxy circular. The arrangement is also subject to certain customary conditions and the approval of the Ontario Superior Court of Justice.

        The accompanying notice of meeting and management proxy circular provide a full description of the arrangement and include certain other information, including the full text of the fairness opinion, to assist you in considering how to vote on the arrangement. You are urged to read this information carefully and, if you require assistance, to consult your financial or other professional advisor.

        Your vote is important regardless of the number of Cognos common shares you own. Whether or not you can attend the meeting, we encourage you to take the time now to complete, sign, date and return the enclosed proxy in accordance with the instructions set out therein and in the accompanying management proxy circular so that your shares can be voted at the meeting in accordance with your instructions. We also encourage you to complete, sign, date and return the enclosed letter of transmittal in accordance with the instructions set out therein and in the accompanying management proxy circular so that, if the proposed arrangement is approved, the consideration for your shares can be sent to you as soon as possible following the implementation of the arrangement.

        Subject to obtaining court approval and satisfying the other conditions to the arrangement, if shareholders of Cognos approve the arrangement, it is anticipated that the arrangement will be completed shortly thereafter. While certain matters such as the timing of receipt of the applicable regulatory clearances are beyond our control, it is expected that the closing of the arrangement will occur during the first calendar quarter of 2008.

        If you have any questions, please contact our proxy solicitation agent, Georgeson Shareholder Communications Canada Inc. at 1-888-605-8414 or Computershare Investor Services Inc. at 1-800-564-6253 or via email at service@computershare.com.

Yours very truly,

Ron Zambonini Chairman of the Board of Directors	Robert G. Ashe President and Chief Executive Officer

3755 Riverside Drive, P.O. Box 9707, Station T, Ottawa, Ontario, Canada, K1G 4K9

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Cognos Incorporated ("Cognos") will be held at the Tudor Reception Hall, 3750 Bowesville Road, Ottawa, Ontario, Canada on January 14, 2008 at 2:00 p.m. (Eastern time), for the following purposes:

1.
to consider, pursuant to an interim order of the Ontario Superior Court of Justice dated December 10, 2007 (the "interim order"), and, if deemed advisable, to pass, with or without variation, a special resolution (the "special resolution") to approve an arrangement (the "arrangement") under section 192 of the Canada Business Corporations Act involving Cognos, International Business Machines Corporation ("IBM") and 1361454 Alberta ULC ("Acquisition Sub"), an indirect subsidiary of IBM, pursuant to which, among other things, Acquisition Sub would acquire all of the issued and outstanding common shares of Cognos for a purchase price of US$58.00 per share, all as more particularly described in the accompanying management proxy circular (the "circular"); and

2.
to transact such further or other business as may properly come before the meeting or any adjournment or postponement thereof.

The board of directors of Cognos, as confirmed by the interim order, has fixed the close of business on December 5, 2007 as the record date for determining shareholders of Cognos who are entitled to receive notice of the meeting and to vote in respect of the meeting.

        The arrangement and the special resolution are described in the circular, which forms part of this Notice of Special Meeting. The full text of the special resolution is set out in Appendix A to the circular.

        If you receive your meeting materials by mail, this Notice of Special Meeting will be accompanied by the circular, form of proxy and letter of transmittal. Reference is made to the circular for details of the matters to be considered at the meeting.

        Shareholders who consent to access these materials through the Internet will receive an email, which contains voting instructions and links to the circular, form of proxy and letter of transmittal at www.cognos.com. Mailing of the meeting materials to shareholders will commence on or about December 13, 2007.

        Registered holders of Cognos common shares have a right to dissent in respect of the special resolution and to be paid an amount equal to the fair value of their common shares. This right is described in the circular. The dissent procedures require that a registered holder of common shares who wishes to dissent must send to Cognos: (i) c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department); or (ii) c/o Computershare Investor Services Inc., by facsimile transmission to 1-416-263-9524 or 1-866-249-7775 (Attention: Proxy Department), in either case to be received by it not later than 5:00 p.m. (Eastern time) on January 10, 2008 (or 5:00 p.m. (Eastern time) on the second business day immediately preceding any adjourned or postponed meeting), a written notice of objection to the special resolution and must otherwise comply strictly with the dissent procedures described in the circular. Failure to comply strictly with the dissent procedures may result in the loss or unavailability of the right to dissent. See "Dissenting Shareholders Rights" in the circular and Appendix G to the circular. Beneficial owners of common shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY REGISTERED OWNERS OF COGNOS COMMON SHARES ARE ENTITLED TO DISSENT.

        Whether or not you intend to attend the meeting, you are requested to complete, sign, date and return the enclosed form of proxy either in the addressed enclosed envelope to Cognos Incorporated, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or by fax to Cognos Incorporated, c/o Computershare Investor Services Inc. at 1-416-263-9524 or 1-866-249-7775 (Attention: Proxy Department). You can also vote by phone or over the Internet in accordance with the instructions on the form of proxy. Proxies must be received by no later than 5:00 p.m. (Eastern time) on January 10, 2008 or, in the event that the meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting. If you require any assistance in completing your proxy, please call Georgeson Shareholder Communications Canada Inc. at 1-888-605-8414 or Computershare Investor Services Inc. at 1-800-564-6253 or via email at service@computershare.com.

        DATED at Ottawa, Ontario, Canada on December 10, 2007.

                      By Order of the Board of Directors,
                      (Signed)                       W. JOHN JUSSUP
                      Senior Vice President, Chief Legal Officer and Secretary

i

Court Approval of the Arrangement and Completion of the Arrangement	68
Competition Act	69
HSR Act	69
Investment Canada Act	70
Securities Law Considerations	70
Judicial Developments	71
Other Regulatory Filings	72
Stock Exchange Delisting and Reporting Issuer Status	72
Commitment to Obtain Approvals	72
DISSENTING SHAREHOLDERS' RIGHTS	72
MARKET PRICE AND TRADING VOLUME DATA	75
PREVIOUS DISTRIBUTIONS OF SECURITIES	76
Previous Purchases and Sales	76
Previous Distributions	76
CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS	77
Certain Canadian Federal Income Tax Considerations	77
Certain United States Federal Income Tax Considerations	80
GENERAL INFORMATION CONCERNING THE MEETING	81
Purpose of Meeting and the Solicitation of Proxies	81
Appointment of Proxies	82
Revocation of Proxies	83
Voting of Proxies	84
Dissent Rights	84
Voting Shares	84
LEGAL MATTERS	84
ADDITIONAL INFORMATION	84
SHAREHOLDER PROPOSALS FOR 2008 ANNUAL MEETING	85
QUESTIONS AND FURTHER ASSISTANCE	86
APPROVAL OF COGNOS	86
CONSENT OF LEHMAN BROTHERS	87
APPENDIX A SPECIAL RESOLUTION OF THE SHAREHOLDERS	A-1
APPENDIX B ARRANGEMENT AGREEMENT	B-1
APPENDIX C LEHMAN BROTHERS FAIRNESS OPINION	C-1
APPENDIX D PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT	D-1
APPENDIX E INTERIM ORDER	E-1
APPENDIX F NOTICE OF APPLICATION FOR THE FINAL ORDER	F-1
APPENDIX G SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT	G-1

ii

MANAGEMENT PROXY CIRCULAR

        This circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Cognos Incorporated. The accompanying form of proxy is for use at the meeting and at any adjournment or postponement thereof and for the purposes set forth in the accompanying notice of meeting.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        Cognos is a corporation incorporated under the laws of Canada. The solicitation of proxies and the transaction contemplated in this circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. The proxy rules under the United States Securities Exchange Act of 1934, as amended (which we refer to in this circular as the "Exchange Act"), are not applicable to Cognos or this solicitation and therefore this solicitation is not being effected in accordance with such U.S. securities laws. Shareholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under U.S. securities laws. Shareholders should be aware that requirements under Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations.

        The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Cognos and Acquisition Sub is incorporated and organized under the laws of Canada and the laws of Alberta respectively, that some or all of their respective officers and directors are residents of Canada and that all or a substantial portion of their respective assets may be located outside the United States. You may not be able to sue a Canadian corporation or its officers or directors in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian corporation and its affiliates to subject themselves to a judgment by a U.S. court.

        THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        Certain information concerning tax consequences of the arrangement for shareholders who are United States taxpayers is set forth in "Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada" and "Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations". Shareholders should be aware that the transactions contemplated herein may have tax consequences both in Canada and in the United States. Such consequences may not be described fully herein.

REPORTING CURRENCY

        All dollar amounts in this circular are in United States dollars unless otherwise stated. Foreign currency amounts have been translated into United States dollars using the exchange rates either on the specified date, if stated, or on December 10, 2007, if not so stated, for United States currency, as reported by the Federal Reserve Bank of New York as certified for customs purposes in New York City for cable transfers payable in foreign currencies. On December 10, 2007, the exchange rate for one U.S. dollar expressed in Canadian dollars based on the noon buying rate of the Federal Reserve Bank of New York, was C$1.0103.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements included or incorporated by reference herein constitute "forward-looking statements". All statements, other than statements of historical fact, included or incorporated by reference in this circular that address future activities, events, developments or financial performance, are forward-looking statements. These forward-looking statements can be identified by the use of forward-looking words such as "may", "should", "will", "could", "expect", "intend", "plan", "estimate", "anticipate", "believe", "future" or "continue" or the negative thereof or similar variations. These forward-looking statements are based on certain assumptions and analyses made by Cognos, and our management, in light of our experiences and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Shareholders are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties, assumptions and other factors, many of which are outside our control and that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among other things, the risk that the arrangement may not be consummated in a timely manner or at all, the risk that the arrangement agreement may be terminated in circumstances which require our payment to IBM of a termination fee of $150 million, risks regarding a loss or substantial decrease in purchases by our major customers, risks regarding employee retention, and other risks detailed in our current filings with the U.S. Securities and Exchange Commission and the Canadian provincial securities regulatory authorities, including our most recent filings on Form 10-K or Form 10-Q, which discuss other important risk factors concerning our operations. All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth above. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. Readers of this circular are cautioned not to place undue reliance on forward-looking statements contained in this circular, which reflect the analysis of our management only as of the date of this circular. We are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

INFORMATION CONTAINED IN THIS CIRCULAR

        No person has been authorized to give information or to make any representations in connection with the arrangement other than those contained in this circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the special resolution or be considered to have been authorized by Cognos, IBM or Acquisition Sub.

        This circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

        Shareholders should not construe the contents of this circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE MEETING

        This circular is provided in connection with the solicitation of proxies by our management for use at the meeting. In this circular, "you" and "your" refers to the shareholders of Cognos and "we", "us" and "our" refers to Cognos.

        The following are some questions that you may have regarding the meeting and the proposed arrangement and answers to those questions. These questions and answers are not meant to be a substitute for the information contained in the remainder of this circular. We urge you to read this entire circular, its appendices and the documents referred to in this circular before making any decision.

        We anticipate that mailing of this circular and the accompanying form of proxy to our shareholders will commence on or about December 13, 2007. Except where otherwise indicated, the information contained in this circular is provided as of December 10, 2007, and all dollar amounts are expressed in U.S. dollars.

Q:
What am I voting on?

A:
You are being asked to vote to approve a special resolution authorizing the arrangement, which, among other things, will result in the acquisition of all of the outstanding common shares of Cognos by Acquisition Sub, an indirect subsidiary of IBM. Once the special resolution has been approved and adopted by our shareholders and the other conditions to closing of the arrangement agreement have been satisfied or waived, including court approval, Cognos will become a wholly-owned subsidiary of Acquisition Sub and an indirect subsidiary of IBM upon completion of the arrangement.

Q:
What will I receive in exchange for my common shares?

A:
Following the completion of the arrangement, if you hold common shares of Cognos, you will receive $58.00 in cash in U.S. dollars, whether you are a shareholder residing in Canada, the United States or elsewhere, without interest and less any required withholding taxes, for each common share that you own. You will not own shares in Cognos following the completion of the arrangement.

Q:
How does the Cognos board of directors recommend that I vote?

A:
Our board of directors unanimously recommends that you and other shareholders vote "FOR" approval and adoption of the special resolution. After due discussion and due consideration, our board of directors has determined that the arrangement is fair to our shareholders and in our best interests. In considering the recommendation of our board of directors with respect to the arrangement, you should be aware that, as a result of the arrangement, certain of our directors will receive payment for equity-based interests in Cognos that they hold in addition to common shares as described under "The Arrangement — Interests of Our Directors and Executive Officers in the Arrangement". You should read "The Arrangement — Reasons for the Arrangement" for a discussion of certain material factors that our board of directors considered in deciding to recommend the approval and adoption of the special resolution.

Q:
How do I vote?

A:
If you are a non-registered shareholder (that is, if your common shares are held in the name of an intermediary, such as a bank, broker, trust company or other nominee), your broker or other nominee will provide you with separate instructions on how to vote your common shares. Many brokers or other nominees make telephone or Internet voting available, but the specific processes available will depend on your broker's or other nominee's specific arrangements. If you are a registered shareholder (that is, if your common shares are registered in your name with our transfer agent), you can vote your common shares at the meeting, by proxy, by telephone at 1-866-732-8683 (toll free) or 1-312-588-4290 or over the Internet at www.investorvote.com. More information regarding telephone and Internet voting is provided on the form of proxy. Registered shareholders may also vote by mail. Simply complete, sign and date the enclosed form of proxy. Use either the enclosed return envelope or the address provided in the instructions on the form of proxy to return the form of proxy.

Q:
Why am I receiving this circular?

A:
You are receiving this circular and, in the case of registered shareholders, the accompanying form of proxy and letter of transmittal from Cognos because you were a holder of Cognos common shares as of the close of business on December 5, 2007 and are thus eligible to vote on the proposed acquisition of Cognos further described in this circular. This circular is furnished in connection with the solicitation of shareholder proxies by our management for use at the meeting. This circular describes the arrangement, on which we would like you, as a shareholder, to vote. It also gives you information about the arrangement so that you can make an informed decision.

Q:
Who is soliciting my proxy?

A:
This proxy is being solicited by our management.

Q:
How will my proxy be solicited?

A:
The solicitation of proxies will be made primarily by mail, but may also be made by electronic means, by telephone or in person. The cost of soliciting proxies will be borne by Cognos. Georgeson Shareholder Communications Canada Inc. (which we refer to in this circular as "Georgeson") has been retained by us in Canada and the United States to assist in the solicitation of proxies from shareholders. For these services, Georgeson is expected to receive from us fees of approximately $80,000 plus reimbursement of reasonable out-of pocket expenses. In addition, our employees may solicit proxies without compensation. Computershare Investor Services Inc. (which we refer to in this circular as "Computershare"), our registrar and transfer agent, is responsible for the tabulation of proxies.

Q:
What will happen to my common shares after the completion of the arrangement?

A:
Upon completion of the arrangement, your common shares will be transferred to Acquisition Sub and you will be entitled only to receive the arrangement consideration of $58.00 per common share, or the fair value of your common shares if you exercise dissenting holders' rights. In addition, trading in common shares on Nasdaq and the Toronto Stock Exchange will cease and price quotations for our common shares will no longer be available.

Q:
How will I get paid?

A:
If you are a registered shareholder, once you surrender to the depositary for cancellation the certificate(s), which immediately prior to the closing of the arrangement represented one or more common shares, together with the letter of transmittal and such additional documents as the depositary may reasonably require, you shall be entitled to receive, and the depositary shall deliver to you as soon as practicable after the effective time of the arrangement, a cheque representing the cash which you have the right to receive under the arrangement, less amounts required or permitted to be withheld, if any. If you are a non-registered shareholder, you should carefully follow the instructions from the broker, investment dealer, bank or other intermediary that holds common shares on your behalf in order to submit your common shares.

Q:
Am I entitled to receive notice of the meeting and attend and vote at the meeting?

A:
If you are a registered shareholder as of the close of business on December 5, 2007, which is the record date for the meeting, you are entitled to receive notice of, attend and vote at the meeting. All such shareholders are entitled to receive notice of, attend and vote at the meeting. You are entitled to one vote per common share on the special resolution. On December 5, 2007, there were 84,083,124 common shares outstanding. Your vote is important regardless of the number of common shares you own. Non-registered shareholders planning to attend the meeting should follow the instructions set out below.

Q:
Where and when is the special meeting?

A:
The special meeting will take place at the Tudor Reception Hall, 3750 Bowesville Road, Ottawa, Ontario, Canada on January 14, 2008 at 2:00 p.m. (Eastern time).

Q:
Who is entitled to vote?

A:
Only persons on the list of registered shareholders prepared by Cognos as of the close of business on December 5, 2007 are entitled to vote at the meeting.

Q:
May holders of options, RSUs and DSUs vote at the meeting?

A:
No. Only holders of common shares are eligible to vote at the meeting.

Q:
What vote is required to approve the special resolution?

A:
The special resolution must be passed by: (1) at least two-thirds of the votes cast at the meeting in person or by proxy; and (2) a majority of the votes cast at the meeting in person or by proxy excluding the votes cast by certain senior officers who are entitled to foreign exchange rate protection on the value of certain equity awards in accordance with the plan described under "The Arrangement — Interests of Our Directors and Executive Officers in the Arrangement — Transition Retention Cash Bonus Program", and any votes required to be excluded under Canadian law.

Q:
What is the quorum requirement?

A:
A quorum consists of the presence, in person or by proxy, of the holders of 33 1/3% or more of the common shares entitled to vote at the meeting. A quorum is necessary to conduct business at the meeting. You are part of the quorum if you have voted by proxy.

Q:
How may I vote?

A:
In respect of approval of the special resolution, you may:

•
Vote "FOR" the approval of the special resolution; or

•
Vote "AGAINST" the approval of the special resolution.

  If you sign and return your proxy but do not indicate how you want to vote, your proxy will be voted "FOR" the approval of the special resolution and in accordance with the discretion of the persons named as proxies as to any other matters properly brought before the meeting for a vote.

Q:
What happens when I sign and return the proxy?

A:
Signing the enclosed form of proxy gives authority to the named proxyholder on the form of proxy, or to another person you have appointed, to vote your common shares at the meeting in accordance with the voting instructions you provide.

Q:
Can I appoint someone other than the named proxyholders to vote my common shares?

A:
Yes. Write the name of the person you wish to appoint, who need not be a shareholder, in the blank space provided on the form of proxy. You may also appoint a person to vote your common shares over the Internet. It is important to ensure that the person you appoint attends the meeting and is aware that he or she has been appointed to vote your common shares. Proxyholders should, upon their arrival at the meeting, present themselves to a representative of Computershare. Please note that if you choose to vote your common shares by telephone, only the persons selected by Cognos and named on the form of proxy may be appointed.

Q:
How will my common shares be voted if I return my proxy?

A:
The persons named in the form of proxy will vote your common shares in accordance with your instructions. In the absence of such instructions, however, your common shares will be voted "FOR" the approval of the special resolution.

Q:
When should I return my proxy?

A:
You should return your form of proxy as soon as possible so that your common shares will be voted at the meeting. The deadline for submitting proxies is 5:00 p.m. (Eastern time) on January 10, 2008 or, in the event that the meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

Q:
If I change my mind, can I take back my proxy once I have given it?

A:
Yes. You may revoke your proxy by completing and signing a proxy bearing a later date and depositing it with Computershare in the manner described under "General Information Concerning the Meeting — Appointment of Proxies". You may also revoke your proxy by providing an instrument in writing executed by you or your attorney, authorized in writing, either to our registered office (Attention: W. John Jussup, 3755 Riverside Drive, P.O. Box 9707, Station T, Ottawa, Ontario, K1G 4K9) no later than 5:00 p.m. (Eastern time) on January 11, 2008 or to the chair of the meeting prior to the commencement of the meeting on January 14, 2008. You may also revoke your proxy in any other manner permitted by law.

Q:
How will my common shares be voted if I do not sign and return the proxy?

A:
If you are a registered shareholder and you do not sign and return your form of proxy or vote in person at the meeting, your common shares will not be voted at the meeting nor will they be used for purposes of establishing a quorum. We encourage you to provide instructions to your broker or other nominee by returning your proxy. This action ensures that your common shares will be voted at the meeting.

Q:
What is the difference between holding common shares as a registered shareholder and as a non-registered beneficial shareholder?

A:
Most of our shareholders hold their common shares through a broker, trustee or other nominee (such as a bank) rather than directly in their own name. As summarized below, there are some distinctions between common shares owned of record and those owned beneficially.

•
Registered Shareholder.  If your common shares are registered directly in your name with our transfer agent, Computershare, you are considered to be a registered shareholder (and the shareholder of record) with respect to those common shares and these proxy materials are being sent directly to you. As a registered shareholder, you have the right to grant your proxy directly to us or to vote in person at the meeting. We have enclosed a form of proxy for you to use.

•
Non-Registered Beneficial Shareholder.  If your common shares are held in a brokerage account, by a trustee or by another nominee (such as a bank), you are considered to be a non-registered shareholder with respect to those common shares and the beneficial owner of those common shares, which are described as being held in "street name," and these proxy materials are being forwarded to you together with a voting instruction form. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the meeting.

  As a non-registered shareholder, you may not vote your common shares in person at the meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your common shares, giving you the right to vote the common shares at the meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee to vote your common shares.

Q:
If I hold my common shares as a non-registered beneficial shareholder, will my broker or other nominee vote my common shares for me?

A:
Yes, but only if you provide specific instructions to your broker or other nominee on how to vote. If you are a non-registered beneficial shareholder and you do not follow the instructions provided by your broker or other nominee to vote your common shares, your broker or other nominee will not vote your common shares.

Q:
What if ownership of common shares has been transferred after December 5, 2007?

A:
Only persons on the list of registered shareholders prepared by Cognos as of the close of business on December 5, 2007 are entitled to vote at the meeting.

Q:
What if I plan to attend the meeting and vote in person?

A:
If you are a registered shareholder and plan to attend the meeting and vote your common shares in person at the meeting, it is not necessary for you to complete or return the form of proxy. Your vote will be taken and counted at the meeting. However, we urge you to vote by proxy even if you plan to attend the meeting to help us determine that enough votes will be present to establish a quorum. Please register with our transfer agent, Computershare, upon your arrival at the meeting. Your participation in person in a vote by ballot at the meeting will automatically revoke any proxy that you have previously given. Non-registered shareholders wishing to attend the meeting should obtain admission material from their broker or other nominee and have their broker or other nominee appoint them as proxyholder, or bring evidence of ownership as of the record date, such as a bank or brokerage account statement, to the meeting. In all cases you must bring photo identification to the meeting for admission.

Q:
What does it mean if I get more than one form of proxy or voting instruction form?

A:
If your common shares are registered differently or are in more than one account, you will receive more than one form of proxy. Please complete and return all of the forms of proxy or voting instruction forms you receive (or submit your proxies by telephone or the Internet, if available to you) to ensure that all of your common shares are voted.

Q:
Should I send in the letter of transmittal?

A:
If you are a registered shareholder, we encourage you to complete, sign, date and return the enclosed letter of transmittal so that, if the special resolution is approved, payment for your common shares can be sent to you as soon as possible following the implementation of the arrangement. If you are a non-registered shareholder, you should carefully follow the instructions from the broker, investment dealer, bank or other intermediary that holds common shares on your behalf.

Q:
When will the arrangement be implemented?

A:
Cognos and IBM will implement the arrangement when all of the conditions to closing of the arrangement have been satisfied or waived. Because the arrangement is subject to a number of conditions, some of which are beyond the control of either Cognos or IBM, the exact timing of the implementation of the arrangement cannot be predicted, although it is expected that the closing of the arrangement will occur during the first calendar quarter of 2008.

Q:
Am I entitled to dissenting holders' rights?

A:
Yes. Pursuant to section 190 of the Canadian Business Corporations Act, as modified by the plan of arrangement and the interim order, shareholders have a right to dissent in respect of the arrangement. Registered shareholders who properly exercise their dissenting holders' rights will be entitled to be paid the fair value of their common shares. This amount may be the same as, more than or less than the $58.00 in cash per common share offered under the arrangement. If you wish to dissent, you must provide written notice to Cognos at or before 5:00 p.m. (Eastern time) on January 10, 2008 (or on the day that is two business days immediately preceding any adjourned or postponed meeting) in the manner described under the heading "Dissenting Shareholders' Rights". It is important that you strictly comply with this requirement, otherwise your dissenting holders' rights may not be recognized. You must also strictly comply with the other requirements of the dissent procedure. Only registered shareholders may exercise dissenting holders' rights.

Q:
What are the tax consequences of the arrangement to me?

A:
If you are a U.S. person, your receipt of the consideration under the arrangement in exchange for your common shares will be a taxable transaction for U.S. federal income tax purposes. If you are a Canadian resident, the disposition of your common shares under the arrangement will be a disposition for Canadian federal income tax purposes that may give rise to a tax liability. For a discussion of the material U.S. and Canadian federal income tax considerations generally applicable to the arrangement, see "Certain Tax Considerations for Shareholders". Your tax consequences will depend on your particular situation. You should consult your own tax advisor for a full understanding of the applicable federal, provincial, territorial, state, local, foreign and other tax consequences to you resulting from the arrangement.

Q:
How can I obtain a separate set of voting materials?

A:
If you share an address with another shareholder, you may receive only one set of proxy materials, unless you have provided contrary instructions. However, each shareholder will receive his or her own form of proxy. If you wish to receive a separate set of proxy materials, please call our proxy solicitation agent, Georgeson, toll-free at 1-888-605-8414. You will be provided with a separate copy of the materials, free of charge, if you request them.

Q:
How can I contact the transfer agent?

A:
You can contact the transfer agent at:

  Computershare Investor Services Inc.
  100 University Avenue, 9th Floor
  Toronto, Ontario
  M5J 2Y1
  (Attention: Proxy Department)

  Telephone: (514) 982-7555

  1-800-564-6253 (toll-free throughout Canada and the United States)

  Facsimile: (416) 263-9524

  or 1-866-249-7775 (toll-free throughout Canada and the United States) (Attention: Proxy Department)

  Email: service@computershare.com

Q:
Who can help answer my other questions?

A:
If you have additional questions about the meeting or the arrangement, including the procedures for voting your common shares, or you would like additional copies, without charge, of this circular, you should contact our proxy solicitation agent, Georgeson, at 1-888-605-8414, toll-free. If your broker holds your common shares, you may also call your broker for additional information.

Q:
In addition to approval by shareholders, are there any other approvals required for the arrangement?

A:
The arrangement requires a final court order approving the transaction. The notice of application for the final order is attached as Appendix F to this circular. Prior to the mailing of this circular, we obtained the interim order authorizing and directing us to call, hold and conduct the meeting and to submit the special resolution to shareholders for approval. A copy of the interim order is attached as Appendix E to this circular. Subject to the approval of the special resolution by the required vote of shareholders, the hearing in respect of the final order is expected to take place on or about January 16, 2008. In determining whether to grant the final order, the court will consider, among other things, whether the arrangement is fair and reasonable. Whether an arrangement is fair and reasonable depends on procedural and substantive considerations. See "Principal Legal Matters — Court Approval of the Arrangement and Completion of the Arrangement". Certain other regulatory approvals are required as described in "Principal Legal Matters" before the closing of the arrangement can occur. This includes the receipt of all material approvals under applicable antitrust and competition laws, or the expiration of applicable waiting periods under such laws, as well as approval under the Investment Canada Act.

SUMMARY

        The following is a summary of the contents of this circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this circular, including the appendices.

The Companies (page 19)

  Cognos Incorporated

        Cognos, a Canadian corporation which was incorporated in 1969, is a global leader in business intelligence and corporate performance management software solutions. We deliver software and services that help companies drive, monitor, understand, and respond to corporate performance. Our integrated solutions consist of our suite of business intelligence components, performance management solutions, and analytical applications. Our common shares were first listed on the TSX on August 21, 1986, on The Nasdaq Stock Market on July 1, 1987, on Nasdaq's National Market on September 15, 1987 and are now listed on the Nasdaq Global Select Market (which we refer to in this circular as "Nasdaq"). The stock symbol of our common shares on the Toronto Stock Exchange (which we refer to in this circular as "TSX") is "CSN" and on Nasdaq is "COGN". We are a United States Securities and Exchange Commission (which we refer to in this circular as "SEC") registrant and a reporting issuer or the equivalent in each province in Canada.

        Our registered and head office is located at 3755 Riverside Drive, P.O. Box 9707, Station T, Ottawa, Ontario, Canada, K1G 4K9.

  International Business Machines Corporation

        IBM is a globally integrated innovation company, serving the needs of enterprises and institutions worldwide. IBM seeks to be a partner in its clients' success by enabling their own capacity to innovate, so that they may differentiate themselves for competitive advantage in a globalized economy. IBM views enterprise innovation not only in terms of products and services, but across all dimensions of a business: its business processes, business model, management systems, culture and role in society. To help clients achieve growth, effectiveness, efficiency and the realization of greater value through innovation, IBM draws upon the world's leading systems, software and services capabilities. IBM is listed on the New York Stock Exchange, the Chicago Stock Exchange and various stock exchanges outside of the United States and Canada under the symbol "IBM".

        IBM's principal executive offices are located at New Orchard Road, Armonk, New York 10504.

  1361454 Alberta ULC

        1361454 Alberta ULC (which we refer to in this circular as "Acquisition Sub") is an unlimited liability corporation incorporated under the laws of Alberta. Acquisition Sub is an indirect subsidiary of IBM. Acquisition Sub was incorporated solely for the purpose of entering into the arrangement agreement with Cognos and completing the arrangement and has not conducted any business operations prior to the date hereof.

Meeting of Shareholders (page 81)

        The special meeting will be held at the Tudor Reception Hall, 3750 Bowesville Road, Ottawa, Ontario, Canada on January 14, 2008 at 2:00 p.m. (Eastern time).

        At the special meeting, holders of our common shares will be asked to consider and, if deemed advisable, to pass the special resolution approving the arrangement. We do not expect any other matter to be brought before the meeting. If, however, other matters are properly presented at the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters.

        Shareholders of record at the close of business on December 5, 2007, the record date for the special meeting, will be entitled to notice of the meeting and to vote at the meeting or at any adjournment or postponement thereof.

The Arrangement (page 38)

        If the special resolution is approved by our shareholders and all of the other conditions to closing of the arrangement are satisfied or waived, including court approval, IBM, through Acquisition Sub, will acquire all of our outstanding common shares at a price of $58.00 in cash, without interest and less any required withholding taxes, for each common share.

        At the effective time of the arrangement, all vested restricted share units (which we refer to in this circular as "RSUs") and vested options of Cognos (including, subject to retention arrangements with certain executives, those held by employees whose terms of employment with us provide for acceleration of such awards on a change of control) and all deferred share units (which we refer to in this circular as "DSUs") will be cancelled in consideration for the appropriate cash payment, without interest and less any applicable withholding taxes. Each RSU that has not been cancelled in accordance with the above will, by its terms, become exchangeable for an appropriate amount of IBM common stock and each option that has not been cancelled in accordance with the above will be exchanged for an option to acquire IBM common stock. The arrangement will be implemented by way of a court-approved plan of arrangement under the Canada Business Corporations Act (which we refer to in this circular as the "CBCA"). See "The Arrangement".

        If you are a registered shareholder, in order to receive the cash consideration for your common shares, you must complete, sign and date and return the enclosed letter of transmittal in accordance with the instructions set out therein and in this circular. If you are a non-registered shareholder, you should carefully follow the instructions from the broker, investment dealer, bank or other intermediary that holds common shares on your behalf.

Recommendation of the Board (page 24)

        Our board of directors has unanimously determined that the arrangement is fair to our shareholders and is in the best interests of Cognos. Accordingly, our board of directors has approved the arrangement and unanimously recommends that shareholders vote "FOR" the special resolution.

Reasons for the Arrangement (page 24)

        In evaluating and approving the arrangement and in making its recommendation, our board of directors considered a number of factors, including the following:

  •
  that the consideration being offered to shareholders represented a premium of approximately 30.5% over the closing price of our common shares on Nasdaq on October 5, 2007, the last trading day immediately prior to the announcement of SAP AG's proposed acquisition of Business Objects S.A. and the increased speculation of further consolidation in the business intelligence software industry;

  •
  the fairness opinion received from Lehman Brothers Inc. (which we refer to in this circular as "Lehman Brothers"), the financial advisor to our board of directors, to the effect that, as of the date of such opinion, from a financial point of view, the consideration to be offered to our shareholders pursuant to the arrangement is fair to such shareholders. See "The Arrangement — Fairness Opinion";

  •
  the fact that the arrangement consideration is all cash, which provides certainty of value to shareholders compared to a transaction in which shareholders would receive all or part of the consideration in stock;

  •
  the likelihood that the arrangement will be completed on a timely basis;

  •
  our business, financial performance and condition, results of operations, management, strategy, competitive position and prospects, including our recent financial results and projected financial results;

  •
  our negotiations with IBM and prior negotiations with another company concerning the potential sale of Cognos or a business combination, which led our board of directors to conclude that IBM's offer was the highest price IBM was willing to pay, and that IBM's offer was the best alternative available to Cognos and our shareholders;

  •
  the limited number of potential acquirors in the industry with the financial resources required to complete an acquisition of Cognos;

  •
  that the arrangement must be approved by not less than: (1) two-thirds of the votes cast by shareholders present in person or represented by proxy at the meeting and entitled to vote; and (2) a majority of the votes cast by shareholders present in person or represented by proxy at the meeting excluding the votes cast by certain senior officers who are entitled to foreign exchange rate protection on the value of certain equity awards if the value of the Canadian dollar increases relative to the U.S. dollar from the first business day after the announcement of the proposed arrangement to the business day immediately preceding the effective date and any other votes required to be excluded under Canadian law (in this circular we refer to the shareholders whose votes are not excluded as the "disinterested shareholders"), and the fact that if a higher offer were to be made to shareholders prior to the meeting, shareholders are free to support such a higher offer and vote against the special resolution;

  •
  our board of directors' view that it was unlikely that a third party would offer a more compelling alternative than IBM's offer;

  •
  the resulting competitive challenges, risks and pressures that could arise if we elected to remain independent in the changing landscape of the business intelligence software industry;

  •
  the lack of any required approval by IBM's stockholders to complete the arrangement, and the determination that IBM has the available resources, ability and desire to complete the arrangement in a timely manner;

  •
  the financial and other terms and conditions of the arrangement agreement including, but not limited to, the fact that the terms of the arrangement agreement (i) do not act to preclude third parties from making proposals after execution of the arrangement agreement, (ii) will not prevent the board of directors from determining, in the exercise of its fiduciary duties under applicable law and subject to the terms of the arrangement agreement, to provide information to and engage in negotiations with any such third parties, and (iii) if our shareholders were to defeat the special resolution adopting the arrangement, will not prevent us, subject to payment of a termination fee, from completing a transaction with any party that makes a superior proposal to our shareholders;

  •
  our board of directors' assessment of the closing conditions and risks of the arrangement not closing;

  •
  that the arrangement must be approved by the court, which will consider, among other things, the fairness and reasonableness of the arrangement to our shareholders; and

  •
  that, under the arrangement, registered shareholders will have dissent rights.

        See "The Arrangement — Reasons for the Arrangement".

        In view of the variety of factors considered, our board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors listed above.

Fairness Opinion (page 25)

        Lehman Brothers, the financial advisor to our board of directors, has delivered to the board of directors its opinion that, as of November 11, 2007, from a financial point of view, the consideration to be offered to our shareholders pursuant to the arrangement is fair.

        The full text of the fairness opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Lehman Brothers in rendering its opinion, is attached as Appendix C to this circular. Shareholders are urged to read the fairness opinion in its entirety. The summary of the fairness opinion described in this circular is qualified by reference to the full text of the fairness opinion. Lehman Brothers provided its opinion solely for the information and assistance of our board of directors in connection with its consideration of the arrangement. The fairness opinion is not a recommendation as to how shareholders should vote with respect to the arrangement. See "The Arrangement — Fairness Opinion".

Required Shareholder Approval (page 37)

        The approval of the special resolution will require the affirmative vote of: (1) at least two-thirds of the votes cast by shareholders present in person or represented by proxy at the meeting and entitled to vote; and (2) a majority of the votes cast by disinterested shareholders present in person or represented by proxy at the meeting. The special resolution must receive each of these approvals in order for us to seek the final order and implement the arrangement in accordance with the final order. See "The Arrangement — Required Shareholder Approval".

Interests of Our Directors and Executive Officers in the Arrangement (page 42)

        Common shares beneficially owned by our directors, officers and other related parties, or over which such parties exercise control or direction, will be purchased pursuant to the arrangement at a price equal to $58.00 per common share. In addition, our directors and executive officers may have interests in the arrangement that are different from, or in addition to, yours. These interests relate to or arise from:

  •
  offer letters between IBM or us and certain of our executive officers detailing employment or retention arrangements that provide for, among other things, retention milestone achievement awards (subject to compliance with restrictive covenants), the elimination of existing benefits and perquisites, revised treatment of options and RSUs and revised severance arrangements that differ from the executive officers' current entitlements;

  •
  restrictive covenants between IBM and certain of our executive officers;

  •
  the cash-out of certain vested options and vested RSUs held by executive officers on the terms set out in the plan of arrangement;

  •
  the cash-out of all equity incentives held by our non-employee directors upon implementation of the arrangement;

  •
  the conversion of certain equity incentives held by executive officers into comparable IBM stock incentives or rights to receive cash payments over time;

  •
  foreign exchange rate protection on the value of certain equity awards from the first business day after the announcement of the proposed arrangement to the business day immediately preceding the effective date;

  •
  indemnification and liability exculpation provisions in the arrangement agreement in favour of our directors and officers;

  •
  the purchase by IBM of a six-year "tail" directors' and officers' liability insurance policy to cover directors and officers currently covered by our directors' and officers' liability insurance policy; and

  •
  certain payments to be made in respect of certain of our compensation plans.

        Our board of directors is aware of these interests and considered them along with the other matters described in "The Arrangement — Reasons for the Arrangement".

Non-Solicitation Covenants (page 60)

        The arrangement agreement contains non-solicitation provisions that prohibit us from, among other things, soliciting a competing proposal to the arrangement. There are exceptions to these prohibitions if we receive an unsolicited takeover proposal from a third party under certain circumstances described in the arrangement agreement. IBM has a five business day period to exercise a right to match any superior proposal. If our board of directors changes its recommendation in favour of the special resolution or recommends a superior proposal, we may be required to pay to IBM a termination fee of $150 million. We have also agreed to hold the meeting regardless of whether our board of directors determines at any time that the arrangement is no longer advisable or recommends that our shareholders reject the special resolution or any other adverse recommendation change has occurred at any time, and the special resolution shall be voted on before any other matter at the meeting. See "The Arrangement Agreement — No Solicitation of Third Parties by Cognos".

Conditions to Closing (page 62)

        The arrangement is subject to the satisfaction or waiver of certain mutual conditions, including the following:

  •
  approval of the special resolution by the requisite shareholder votes at the meeting;

  •
  the expiration or termination of the waiting period under applicable United States antitrust laws, and the receipt or expiration, as applicable, of any material approval or waiting period under any other applicable competition, merger control, antitrust, or similar law;

  •
  the absence of any temporary restraining order, preliminary or permanent injunction, or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition that has the effect of preventing the consummation of the arrangement;

  •
  the interim order and the final order shall each have been obtained in form and substance satisfactory to each of the parties to the arrangement agreement, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

  •
  the receipt of an advance ruling certificate under the Competition Act (Canada) or the expiration or earlier termination of the applicable waiting period under the Competition Act (Canada) and receipt of a letter confirming that the Commissioner of Competition has determined that grounds do not exist to make an application to the Competition Tribunal under the merger provisions of the

    Competition Act (Canada) for an order in respect of the transactions contemplated by the arrangement agreement, on terms satisfactory to Cognos and IBM, acting reasonably; and

  •
  the determination or deemed approval by the Minister of Industry (Canada) under the Investment Canada Act that the transactions contemplated by the arrangement agreement are of "net benefit to Canada" for purposes of the Investment Canada Act.

        IBM's and Acquisition Sub's obligations to complete the arrangement are subject to the following additional conditions:

  •
  our representations and warranties in the arrangement agreement that are qualified by materiality shall be true and correct (as so qualified), and our representations and warranties in the arrangement agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of the arrangement agreement and as of the effective date of the arrangement, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of that date, except, in each case, where the failure of such representations and warranties to be so true and correct does not make it inadvisable, in the reasonable judgment of IBM, to proceed with the arrangement;

  •
  the performance, in all material respects, by us of all obligations required to be performed by us under the arrangement agreement;

  •
  no material adverse effect on or with respect to us shall have occurred since the date of the arrangement agreement;

  •
  our delivery to IBM at closing of a certificate with respect to the satisfaction of the foregoing conditions relating to representations, warranties, obligations, and the absence of any material adverse effect with respect to us; and

  •
  there shall be no litigation by any third party with any reasonable likelihood of success, or by any governmental entity that challenges or seeks to restrain or prohibit the arrangement, that seeks to obtain from IBM or any of its subsidiaries any damages that are material, individually or in the aggregate, in relation to the value of Cognos and our subsidiaries taken as a whole, that seeks to prohibit or limit or place conditions on the ownership and operation of our business or the business of IBM, that seeks to impose limitations on the ownership of any of our common shares, or that seeks to prohibit IBM or its affiliates from controlling in any respect our business or operations, or prevent us or our subsidiaries from operating any of our respective businesses in substantially the same manner as prior to the date of the arrangement agreement, and there shall be no temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction or other legal restraint or prohibition to do any of the foregoing.

        Our obligation to complete the arrangement is subject to the following additional conditions:

  •
  IBM's and Acquisition Sub's representations and warranties in the arrangement agreement that are qualified by materiality shall be true and correct (as so qualified), and IBM's and Acquisition Sub's representations and warranties in the arrangement agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of the arrangement agreement and as of the effective date of the arrangement, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of that date;

  •
  the performance, in all material respects, by IBM and Acquisition Sub of all obligations required to be performed by them under the arrangement agreement; and

  •
  IBM's delivery to us at closing of a certificate with respect to the satisfaction of the foregoing conditions relating to representations, warranties and obligations.

        See "The Arrangement Agreement — Conditions to Closing".

Closing (page 38)

        The effective date of the arrangement is expected to occur as soon as practicable following the meeting and satisfaction or waiver of all other conditions to the arrangement, including court approval. While certain matters such as the timing of receipt of the applicable regulatory approvals are beyond our control, it is expected that the closing of the arrangement will occur during the first calendar quarter of 2008. See "The Arrangement — Arrangement Mechanics".

Termination of the Arrangement Agreement and Termination Fee (page 64)

        The arrangement agreement may be terminated and the arrangement may be abandoned at any time prior to the effective time of the arrangement, whether before or after approval of our shareholders has been obtained, as follows:

  •
  by mutual written consent of IBM, Acquisition Sub and us;

  •
  by either IBM or us if:

  •
  the arrangement has not been completed by May 11, 2008, provided that a party cannot invoke this right to terminate if its action or failure to act has been a principal cause of or resulted in the failure to complete the arrangement, and such action or failure to act was a breach of the arrangement agreement;

  •
  any temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction or other legal restraint or prohibition having the effect of preventing the closing of the arrangement is in effect and has become final and nonappealable; or

  •
  our shareholders do not adopt the arrangement agreement at a duly held special meeting called for such purpose;

  •
  by IBM if:

  •
  our board of directors makes an adverse recommendation change (as described below) or we have delivered an adverse recommendation change notice to IBM;

  •
  IBM is not in material breach of its obligations under the arrangement agreement and we have breached any of our representations and warranties or failed to perform any of our covenants or other agreements in the arrangement agreement such that the closing conditions would not be satisfied and we are not capable of curing such breach or failure to perform by May 11, 2008, or, if capable of being cured, we do not cure such breach or failure to perform by May 11, 2008, or we do not commence to cure, and thereafter diligently pursue to cure, such breach or failure to perform within 10 business days after receipt of written notice from IBM; or

  •
  if any temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction or other legal restraint or prohibition that challenges or seeks to restrain or prohibit the arrangement, that seeks to obtain from IBM or any of its subsidiaries any damages that are material, individually or in the aggregate, in relation to the value of Cognos and our subsidiaries taken as a whole, that seeks to prohibit or limit or place conditions on the ownership and operation of our business or the business of IBM, that seeks to impose limitations on the ownership of any of our common shares, or that seeks to prohibit IBM from controlling in any respect our business or operations shall be in effect and shall have become final and nonappealable; or

  •
  by us if we are not in material breach of our obligations under the arrangement agreement and IBM has breached any of its representations and warranties or failed to perform any of its covenants or other agreements in the arrangement agreement such that the closing conditions would not be satisfied and it is not capable of curing such breach or failure to perform by May 11, 2008, or, if capable of being cured, it does not cure such breach or failure to perform by May 11, 2008, or it does not commence to cure, and thereafter diligently pursue to cure, such breach or failure to perform within 10 business days after receipt of written notice from us.

        The arrangement agreement provides that, in general, regardless of whether the arrangement is consummated, all fees and expenses incurred by the parties in connection with the arrangement agreement and the arrangement will be borne by the party incurring such fees and expenses. Our management and board of directors estimate that our expenses in connection with the arrangement will total approximately $35 million.

        The arrangement agreement provides that we will pay IBM a termination fee of $150 million if the arrangement agreement is terminated in certain circumstances that are described more fully beginning on page 64, including if:

  •
  the arrangement agreement is terminated by us or IBM because our shareholders do not adopt the arrangement agreement or the arrangement is not consummated by May 11, 2008, if in each case at the time of such termination a takeover proposal meeting certain requirements was publicly known and we agree to or complete a business combination meeting certain requirements within 12 months; or

  •
  the arrangement agreement is terminated by IBM because our board of directors delivered an adverse recommendation change notice to IBM or an adverse recommendation change has occurred.

        See "The Arrangement Agreement — Termination Fee and Expenses".

Court Approval / Regulatory Matters (page 68)

        An arrangement under the CBCA requires court approval. Prior to the mailing of this circular, we obtained the interim order, which provides for the calling and holding of the meeting, the dissent rights available to registered shareholders and other procedural matters. Following the special meeting, we will seek a final order from the court. The arrangement is conditional upon the receipt of all material approvals under applicable antitrust and competition laws, or the expiration of applicable waiting periods under such laws, as well as approval under the Investment Canada Act. See "Principal Legal Matters".

Dissenting Shareholders' Rights (page 72)

        Registered holders are entitled to exercise dissent rights by providing written notice to Cognos c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), or by fax to 1-416-263-9524 (Attention: Proxy Department), in either case to be received at or before 5:00 p.m. (Eastern time) on January 10, 2008 (or 5:00 p.m. (Eastern time) on the day that is two business days immediately preceding any adjourned or postponed meeting) in the manner described under "Dissenting Shareholders' Rights". If a registered holder dissents, and the arrangement is completed, the dissenting shareholder is entitled to be paid the fair value paid by Acquisition Sub of his or her common shares as of the close of business on the day before the day the special resolution is adopted. This amount may be the same as, more than or less than the $58.00 in cash per common share offered under the arrangement. Shareholders should carefully read the section in this circular entitled "Dissenting Shareholders' Rights" if they wish to exercise dissent rights. See "Dissenting Shareholders' Rights".

Certain Tax Considerations for Shareholders (page 77)

  Certain Canadian Federal Income Tax Considerations

        Residents of Canada.    Generally, a shareholder who is a resident of Canada for purposes of the Income Tax Act (Canada) (which we refer to in this circular as the "Tax Act") and who holds common shares as capital property will realize a capital gain (or a capital loss) equal to the amount by which any cash received by such shareholder, net of any reasonable costs of disposition, exceeds (or is exceeded by) the adjusted cost base to the shareholder of such common shares.

        Non-Residents of Canada.    Generally, a shareholder who is not a resident of Canada for purposes of the Tax Act and who disposes of common shares to Acquisition Sub under the arrangement will not be subject to tax under the Tax Act on any capital gain realized on such exchange unless the common shares are taxable Canadian property to such shareholder and the shareholder is not entitled to an exemption from tax under the Tax Act by virtue of an applicable tax treaty.

        The foregoing is a brief summary of Canadian federal income tax consequences only. Shareholders should read carefully the information in the circular under "Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations", which qualifies the summary set forth above. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the arrangement.

  Certain United States Federal Income Tax Considerations

        The arrangement will be a taxable transaction to holders of Cognos common shares. For U.S. federal income tax purposes, the receipt of cash by a United States holder (as that term is defined below) in exchange for such holder's common shares will cause the United States holder to recognize a gain or a loss measured by the difference, if any, between the cash received in the arrangement and the United States holder's adjusted tax basis in the Cognos common shares. Shareholders should consult their tax advisor for a full understanding of how the arrangement will affect their taxes. See "Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations".

THE COMPANIES

Cognos Incorporated

        Cognos, a Canadian corporation incorporated in 1969, is a global leader in business intelligence and corporate performance management software solutions. We deliver software and services that help companies drive, monitor, understand, and respond to corporate performance. Our integrated solutions consist of our suite of business intelligence components, performance management solutions, and analytical applications. Our common shares were first listed on the TSX on August 21, 1986, on The Nasdaq Stock Market on July 1, 1987, on Nasdaq's National Market on September 15, 1987 and are now listed on Nasdaq. The stock symbol of our common shares on the TSX is "CSN" and on Nasdaq is "COGN". We are an SEC registrant and a reporting issuer or the equivalent in each province in Canada.

        Our registered and head office is located at 3755 Riverside Drive, P.O. Box 9707, Station T, Ottawa, Ontario, Canada, K1G 4K9.

        Additional information about us can be found by accessing our public filings at www.sec.gov and www.sedar.com.

International Business Machines Corporation

        IBM is a globally integrated innovation company, serving the needs of enterprises and institutions worldwide. IBM seeks to be a partner in its clients' success by enabling their own capacity to innovate, so that they may differentiate themselves for competitive advantage in a globalized economy. IBM views enterprise innovation not only in terms of products and services, but across all dimensions of a business: its business processes, business model, management systems, culture and role in society. To help clients achieve growth, effectiveness, efficiency and the realization of greater value through innovation, IBM draws upon the world's leading systems, software and services capabilities. IBM is listed on the New York Stock Exchange, the Chicago Stock Exchange and various stock exchanges outside of the United States and Canada under the symbol "IBM".

        IBM's principal executive offices are located at New Orchard Road, Armonk, New York 10504.

        Additional information about IBM can be found by accessing its public filings at www.sec.gov.

1361454 Alberta ULC

        Acquisition Sub is an unlimited liability corporation incorporated under the laws of Alberta. Acquisition Sub is an indirect subsidiary of IBM. Acquisition Sub was incorporated solely for the purpose of entering into the arrangement agreement with Cognos and completing the arrangement and has not conducted any business operations prior to the date hereof.

THE ARRANGEMENT

Background to the Arrangement Agreement

        Over the past several years, our board of directors has discussed and evaluated continuing consolidation trends in the global software industry, various strategic alternatives available to us, including possible acquisitions of complementary businesses, the possibility of a third party acquiring Cognos and the opportunities and risks associated with remaining a stand-alone company.

        On July 19, 2006, Company X contacted Robert Ashe, our President and Chief Executive Officer, to discuss the possible acquisition of Cognos. The next day, our board of directors met to consider the approach by Company X. Our board of directors received advice from our Canadian legal counsel, Torys LLP, and U.S. legal counsel, Bingham McCutchen LLP, as to its fiduciary duties in considering a proposal to acquire Cognos. Representatives of Lehman Brothers provided us with an overview of strategic alternatives available to us.

        In late July 2006, we formally retained Lehman Brothers to act as our financial advisor to assist us with various strategic alternatives. An engagement letter with Lehman Brothers subsequently was signed on October 3, 2006.

        On September 5, 2006, our board of directors appointed an independent strategic committee composed of board members John Caldwell, Paul Damp and William Russell (which we refer to in this circular as the "committee"). The committee's mandate was to oversee the process of analyzing and implementing any strategic alternatives considered by Cognos. Janet Perna was subsequently appointed to the committee in May 2007.

        Discussions continued between senior executives of Cognos and Company X through mid-October 2006 regarding a possible acquisition of Cognos, although no price was discussed. Management reported on a regular basis to the committee. In late October 2006, Company X called Mr. Ashe and indicated that it would consider an acquisition of Cognos and requested a 30-day exclusivity period in order to conduct due diligence and negotiate a definitive agreement. On November 13, 2006, Company X provided us with an indicative price per share in cash, following which we entered into a two-week period exclusivity agreement. During this period Company X conducted due diligence and both parties began to negotiate the terms of an acquisition agreement. On November 20, 2006, we terminated discussions with Company X as it became apparent that we and Company X would not be in a position to agree on the terms for an acquisition of Cognos prior to expiry of the exclusivity period.

        In early December 2006, our board of directors met and reviewed the advantages, disadvantages and risks of remaining a stand-alone company or pursuing strategic alternatives, and instructed the committee to continue to review the alternatives available to us and to prepare an updated view for our board of directors. Our board of directors also instructed management and Lehman Brothers to contact IBM to gauge its interest. While our board of directors had not determined that a sale of Cognos was the most desirable outcome, it believed that IBM's interest was of relevance in considering any strategic alternative in the event that Company X or other potential acquirers approached us. Our representatives made contact with IBM and a meeting was arranged for January 8, 2007.

        On December 6, 2006, Company X called Mr. Ashe and proposed to continue discussions based on its previous indicative price. Mr. Ashe advised Company X that our board of directors had determined that any offer by Company X would have to be at a higher price than previously discussed. Company X said it was unwilling to offer a higher price.

        On January 8, 2007, Mr. Ashe met with Ambuj Goyal, General Manager, IBM Information Management, and Steve Mills, Senior Vice President and Group Executive, IBM Software Group. Messrs. Goyal and Mills advised Mr. Ashe that IBM was satisfied with its approach to partnering in the business intelligence market, but was mindful of the changes taking place in our industry. IBM indicated that it would be reviewing its interest in our market space but that its review would take some time to complete. Mr. Ashe reported this to the committee at its meeting held on January 9, 2007.

        In mid-January 2007, a representative of IBM called Lehman Brothers to schedule a meeting with Mr. Ashe for February 2, 2007. On January 31, 2007, we entered into a confidentiality agreement with IBM. On February 2, 2007, Mr. Ashe and certain Cognos management representatives, together with Lehman Brothers, met with Mr. Goyal and other representatives of IBM. At the meeting, the Cognos representatives provided IBM with an overview of Cognos and its prospects. Following the presentation, IBM reiterated that it was in the initial stages of its analysis of the business intelligence market segment. On February 3, 2007, the committee met to receive a report from Lehman Brothers and management on the meetings with IBM.

        On March 1, 2007, one of our competitors, Hyperion Solutions Corporation, announced that it had entered into an agreement to be acquired by Oracle Corporation. On March 22, 2007, Mr. Goyal contacted Mr. Ashe advising him that it was IBM's intention to continue to address the business intelligence market space through partnerships and expressed interest in enhancing its current strategic relationship with us. We conducted discussions with IBM with a view to enhancing this relationship through the summer of 2007.

        Our board of directors and the committee continued to evaluate potential strategic alternatives, including possible acquisitions. In March 2007, we initiated discussions with Applix, Inc. (which we refer to in this circular as "Applix") regarding a possible acquisition of Applix by Cognos in an all-cash transaction. Over the course of July, August and early September, we conducted due diligence and negotiated a definitive agreement with Applix. On September 4, 2007, our board of directors approved the acquisition of Applix and the definitive agreement with Applix was signed later that day. On October 25, 2007, we completed the acquisition of Applix.

        On September 21, 2007, Mr. Goyal and Mr. David Johnson, Vice President, Corporate Development of IBM, called Mr. Ashe, on an unsolicited basis, and expressed IBM's interest in acquiring Cognos. No price was discussed, but IBM proposed meetings between our senior management teams to discuss a possible acquisition. On September 21, 2007, the parties signed an updated confidentiality agreement. On September 23, 2007, the committee met to discuss the call from IBM. Our Canadian and U.S. legal counsel reviewed the fiduciary duties of our board of directors and the committee authorized Mr. Ashe to continue discussions with IBM. On September 24, 2007, Messrs. Goyal, Johnson and Ashe spoke again to discuss a process to advance discussions. Information meetings were scheduled for October 4 and 5, 2007 between senior functional executives of Cognos and IBM's corporate development team.

        On September 26 and 27, 2007, at a regularly scheduled meeting of our board of directors to review and approve second quarter results, Mr. Ashe reported and discussed the approach by IBM in the context of his report to the meeting on overall business performance, general market conditions and strategic developments in the industry, the most important of which was the trend to consolidation in the business intelligence market space.

        The committee met on September 27, 2007 to discuss our approach to the negotiations with IBM and various discussions took place over the next week and a half between Messrs. Ashe and Tom Manley, our Senior Vice President, Finance & Administration and Chief Financial Officer, and Lehman Brothers with representatives of IBM as to the scope of the information to be exchanged at the planned October meetings. The committee instructed Lehman Brothers to lead the negotiations with respect to the material terms of a potential transaction with IBM given its belief that the retention of senior employees by IBM, including Messrs. Ashe, Manley and John Jussup, our Senior Vice President, Chief Legal Officer and Secretary, would be a precondition to proceeding with a transaction.

        On September 29, 2007, Mr. Ashe and Lehman Brothers spoke with Messrs. Goyal and Johnson and sought an indication of price before providing detailed information to IBM about Cognos. IBM advised that it was still early in its valuation process but provided Mr. Ashe and Lehman Brothers with an indicative price range of $50.00 to $52.00 per common share in cash, subject to gaining a better understanding of value. Later that day, Mr. Ashe and Lehman Brothers reported the results of their discussion with IBM to the committee. The committee determined that the initial price indication by IBM was not sufficient but that meetings in early October should proceed in order to enable IBM to better understand the value that an acquisition of Cognos could bring. Mr. Ashe and Lehman Brothers communicated these views to IBM in subsequent conversations with Mr. Johnson on September 30, 2007.

        On October 3, 2007, the committee met with Lehman Brothers and reviewed the range of potential values of Cognos in stand-alone and acquisition scenarios. The committee also discussed the advantages and disadvantages of remaining a stand-alone company in light of the consolidation occurring in the business intelligence software industry. As well, the committee further discussed its fiduciary duties with both its Canadian and U.S. legal counsel.

        On October 4 and 5, 2007, representatives of Cognos and IBM met for the scheduled information meetings and also discussed, among other matters, valuation and the basis on which IBM would be willing to proceed, including a condition that certain senior employees agree to ongoing employment arrangements with IBM. On October 5, 2007, Messrs. Ashe, Manley and Jussup, together with Lehman Brothers, met with Messrs. Goyal, Johnson and Archie Colburn, Managing Director — Corporate Development of IBM, to discuss valuation. Lehman Brothers emphasized to IBM that a price per share in its indicative range would be insufficient to proceed with a transaction and that Cognos expected IBM to revise its indicative price to better reflect the strategic value of Cognos.

        On October 7, 2007, Business Objects S.A. (which we refer to in this circular as "Business Objects"), our major competitor in the business intelligence software industry, announced that it had entered into an agreement to be acquired by SAP AG (which we refer to in this circular as "SAP"). On the morning of October 8, 2007, Lehman Brothers called Messrs. Johnson and Colburn to discuss the SAP transaction and to reiterate the expectations of our board of directors that an indicative price in the $50.00 to $52.00 range would have to better reflect the strategic value of Cognos. That same day, the committee met with its financial and legal advisors as well as with representatives of senior management to discuss the implications of the Business Objects announcement.

        During the week following October 7, 2007, a number of telephone discussions took place between our representatives and IBM's representatives regarding due diligence matters, senior management retention, price and deal terms. The committee met with its financial and legal advisors on October 11, 2007. At that meeting, and in light of the progress of the discussions with IBM, Ms. Perna stepped down as a member of the committee given her previous employment with IBM. On Friday, October 12, 2007, IBM delivered a non-binding proposal to us indicating that it was prepared to raise its indicative offer to $54.00 per share, which was subject to due diligence and negotiating a definitive acquisition agreement containing customary terms in previous IBM acquisitions, and requesting that Cognos enter into a three-week exclusivity arrangement.

        On the evenings of October 12 and 13, 2007, the committee met to discuss the IBM proposal. Lehman Brothers reviewed and explained to the committee the valuation methodologies reflected in IBM's $54.00 per share proposal and compared it with the valuation in the Business Objects transaction, the Oracle acquisition of Hyperion and the recently announced takeover proposal by Oracle of BEA Systems, Inc. The committee determined that IBM's proposed price of $54.00 per share was not sufficient to warrant entering into exclusive discussions with IBM and instructed Lehman Brothers to advise IBM accordingly. On October 15, 2007, Lehman Brothers called Mr. Colburn and advised him of the committee's position.

        Between October 15 and October 22, 2007, the committee met three times with its financial and legal advisors to discuss the progress of price negotiations with IBM. On October 22, 2007, Mr. Colburn called Lehman Brothers to request a meeting with representatives of our board of directors in order to better understand our views regarding IBM's proposal and other possible terms of a transaction. On the following day, Messrs. Caldwell and Ron Zambonini, the Chairman of our board of directors, along with Lehman Brothers, met with Messrs. Goyal and Colburn. At that meeting, the parties discussed potential deal terms and price. Mr. Zambonini indicated that our board of directors would consider a price of $58.50.

        On October 24, 2007, Lehman Brothers called Mr. Colburn and discussed the nature of the deal terms that IBM would be seeking in an acquisition agreement. The committee met with its financial and legal advisors on October 24 and 25, 2007. Mr. Johnson called Mr. Ashe on October 26, 2007 to discuss several issues, including executive retention and price. In subsequent phone calls, Mr. Johnson and Lehman Brothers discussed IBM's interest in moving forward and the terms on which the parties would be willing to proceed, culminating in an IBM proposal of $57.00 per share, provided that the parties entered into an exclusivity agreement and agreed to pursue an acquisition agreement that would contain IBM's customary terms. On the evening of October 26, 2007, the committee met to review this proposal and instructed Lehman Brothers to inform IBM that a $57.00 per share price was not sufficient, but that it would be willing to proceed at an indicative price of $58.00 per share, assuming acceptable contract terms.

        Our board of directors considered the advantages and disadvantages of conducting a canvas of other potential acquirers and, after receiving advice from its legal counsel and financial advisors, determined that at a $58.00 per share price it would not contact other potential acquirers because: (i) there were a limited number of potential acquirers, all of which were to some degree competitors of Cognos, who could gain a strategic advantage by having access to confidential information about Cognos disclosed in due diligence; (ii) during recent weeks, subsequent to the announcement of the acquisition of Business Objects by SAP, there were numerous press and equity research analyst reports and rumours speculating as to further consolidation in our industry, including the potential acquisition of Cognos, yet no one had contacted us during this period regarding a potential acquisition, including Company X; (iii) IBM had indicated that it would not proceed with a transaction if our board of directors determined to proceed on a non-exclusive basis; and (iv) our sales would be adversely affected if our customers, employees, or competitors were to learn that Cognos was soliciting acquisition proposals. Later that evening, Lehman Brothers conveyed the committee's views to Mr. Johnson and requested that IBM respond by October 29, 2007.

        On October 29, 2007, Mr. Colburn called Lehman Brothers and indicated that IBM would need additional time to evaluate its position on price and various transaction terms. On October 29, 2007, the legal representatives of the two companies also discussed various potential contract terms. On October 30, 2007, Mr. Colburn called Lehman Brothers to confirm that IBM was willing to proceed at an indicative price of $58.00 per share provided that we entered into an exclusivity agreement with IBM until November 11, 2007 and agreed to IBM's customary terms in the arrangement agreement, including a 3.25% termination fee. Mr. Colburn also reiterated that IBM would be pursuing the negotiation of retention agreements and non-compete agreements with certain of our senior employees. Later that day, the committee met with its financial and legal advisors and decided to enter into an exclusivity agreement expiring November 11, 2007, and advised IBM that the other material terms of an agreement were still subject to negotiation, and that the parties should conduct further due diligence and agreement negotiations. On October 31, 2007, the exclusivity agreement was signed by the parties, due diligence materials were made available to IBM and legal counsel for IBM delivered a first draft of the arrangement agreement.

        Over the remainder of the week following October 31, 2007, our legal and financial advisors, management and Mr. Caldwell, as chair of the committee, reviewed and discussed the draft arrangement agreement. On November 4, 2007, Mr. Colburn and IBM's legal counsel advised that our proposed changes to the draft arrangement agreement were unacceptable and did not form the basis for further discussion. On November 5, 2007, after a meeting of the committee and its financial and legal advisors, Lehman Brothers spoke with Mr. Colburn and agreed that the two companies' legal advisors should discuss transaction terms. From November 5 to November 11, 2007, legal advisors for IBM and Cognos, with input from Lehman Brothers and Mr. Caldwell, continued to negotiate the terms of the arrangement agreement, eventually settling on contract terms that included a $150 million (3%) termination fee. During the same period, IBM continued to negotiate with the certain senior employees regarding the terms of their retention agreements and non-compete agreements. The committee met with its financial and legal advisors on November 7 and November 9, 2007 to review the status of those negotiations.

        On the evening of November 10, 2007, our board of directors met in Toronto and received a preliminary analysis from Lehman Brothers regarding IBM's proposal and the fairness, from a financial perspective, of the consideration to be offered to our shareholders in such proposal. Our Canadian and U.S. legal counsel also summarized the terms of the proposed arrangement agreement and the fiduciary duties of our board of directors in the context of the IBM transaction.

        On November 11, 2007, legal counsel for both parties finalized the arrangement agreement and IBM settled retention agreements and non-compete agreements with certain of our senior employees. On the evening of November 11, 2007, our board of directors met by teleconference with its financial and legal advisors and received Lehman Brothers' opinion that the consideration to be offered to our shareholders in the proposed transaction was fair to such shareholders from a financial perspective. Our board of directors considered the advice presented to it and unanimously determined that the proposed transaction was in the best interests of Cognos, approved the execution of the arrangement agreement, and unanimously recommended that our shareholders vote in favour of the special resolution. The arrangement agreement was signed later that night and publicly announced in a joint press release that was issued before the stock markets opened on November 12, 2007.

Recommendation of the Board

        Our board of directors has unanimously determined that the arrangement is fair to our shareholders and is in the best interests of Cognos. Accordingly, our board of directors has approved the arrangement and unanimously recommends that shareholders vote "FOR" the special resolution.

Reasons for the Arrangement

        In evaluating and approving the arrangement and in making its recommendation, our board of directors considered a number of factors. In view of the variety of factors considered, our board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination as to the fairness of the arrangement and its recommendation to shareholders to vote for the special resolution. The factors considered by our board of directors included:

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  that the consideration being offered to shareholders represented a premium of approximately 30.5% over the closing price of our common shares on Nasdaq on October 5, 2007, the last trading day immediately prior to the announcement of SAP's proposed acquisition of Business Objects and the increased speculation of further consolidation in the business intelligence software industry;

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  the fairness opinion received from Lehman Brothers, the financial advisor to our board of directors, to the effect that, as of the date of such opinion, from a financial point of view, the consideration to be offered to our shareholders pursuant to the arrangement is fair to such shareholders. See "The Arrangement — Fairness Opinion";

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  the fact that the arrangement consideration is all cash, which provides certainty of value to shareholders compared to a transaction in which shareholders would receive all or part of the consideration in stock;

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  the likelihood that the arrangement will be completed on a timely basis;

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  our business, financial performance and condition, results of operations, management, strategy, competitive position and prospects, including our recent financial results and projected financial results;

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  our negotiations with IBM and prior negotiations with another company concerning the potential sale of Cognos or a business combination, which led our board of directors to conclude that IBM's offer was the highest price IBM was willing to pay, and that IBM's offer was the best alternative available to Cognos and our shareholders;

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  the limited number of potential acquirors in the industry with the financial resources required to complete an acquisition of Cognos;

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  that the arrangement must be approved by not less than: (1) two-thirds of the votes cast by shareholders present in person or represented by proxy at the meeting and entitled to vote; and

    (2) a majority of the votes cast by shareholders present in person or represented by proxy at the meeting excluding the votes cast by certain senior officers who are entitled to foreign exchange rate protection on the value of certain equity awards if the value of the Canadian dollar increases relative to the U.S. dollar from the first business day after the announcement of the proposed arrangement to the business day immediately preceding the effective date and any other votes required to be excluded under Canadian law (in this circular we refer to the shareholders whose votes are not excluded as the "disinterested shareholders"), and the fact that if a higher offer were to be made to shareholders prior to the meeting, shareholders are free to support such a higher offer and vote against the special resolution;

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  our board of directors' view that it was unlikely that a third party would offer a more compelling alternative than IBM's offer;

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  the resulting competitive challenges, risks and pressures that could arise if we elected to remain independent in the changing landscape of the business intelligence software industry;

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  the lack of any required approval by IBM's stockholders to complete the arrangement, and the determination that IBM has the available resources, ability and desire to complete the arrangement in a timely manner;

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  the financial and other terms and conditions of the arrangement agreement including, but not limited to, the fact that the terms of the arrangement agreement (i) do not act to preclude third parties from making proposals after execution of the arrangement agreement, (ii) will not prevent the board of directors from determining, in the exercise of its fiduciary duties under applicable law and subject to the terms of the arrangement agreement, to provide information to and engage in negotiations with any such third parties, and (iii) if our shareholders were to defeat the special resolution adopting the arrangement, will not prevent us, subject to payment of a termination fee, from completing a transaction with any party that makes a superior proposal to our shareholders;

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  our board of directors' assessment of the closing conditions and risks of the arrangement not closing;

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  that the arrangement must be approved by the court, which will consider, among other things, the fairness and reasonableness of the arrangement to our shareholders; and

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  that, under the arrangement, registered shareholders will have dissent rights.

Fairness Opinion

        We orally retained Lehman Brothers, at a meeting of our board of directors on July 26, 2006, to act as our financial advisor to assist us with various strategic alternatives including the arrangement. Subsequently, Lehman Brothers' engagement was confirmed in writing pursuant to an engagement letter dated October 3, 2006.

        On November 11, 2007, Lehman Brothers rendered its oral opinion (subsequently confirmed in writing) to our board of directors that, as of such date, and based upon and subject to the various considerations and assumptions set forth in its opinion, the consideration to be offered to our shareholders pursuant to the arrangement was fair, from a financial point of view, to such shareholders.

        The full text of the written opinion of Lehman Brothers dated November 11, 2007, which sets forth the assumptions made, procedures followed, matters considered and limits on the opinion and review undertaken, is attached as Appendix C to this circular and is incorporated herein by reference. You are urged to read the opinion in its entirety.

        Lehman Brothers' written opinion, which was approved by Lehman Brothers' fairness opinion committee, is addressed to our board of directors, is for the use and benefit of our board of directors and was rendered to our board of directors in connection with its consideration of the arrangement. The opinion is directed only to the consideration to be offered to our shareholders pursuant to the arrangement and does not constitute a recommendation to any of our shareholders as to how it should vote with respect to the arrangement or any other matter. Lehman Brothers has not been requested to opine as to, and Lehman Brothers' opinion does not in any manner address, our underlying business decision to proceed with or effect the arrangement. In addition, Lehman Brothers expressed no opinion on, and its opinion did not in any manner address, the amount or the nature of any compensation to any of our officers, directors or employees relative to the consideration to be offered to our shareholders pursuant to the arrangement. No limitations were imposed by our board of directors upon Lehman Brothers with respect to the investigations made or procedures followed by it in rendering its opinion. The following is a summary of Lehman Brothers' opinion and the methodology that it used to render its opinion. This summary is qualified in its entirety by reference to the full text of such opinion.

        In arriving at its opinion, Lehman Brothers reviewed and analyzed:

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  the arrangement agreement and the specific terms of the arrangement;

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  publicly available information concerning Cognos that Lehman Brothers believed to be relevant to its analysis, including our Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and our Quarterly Reports on Form 10-Q for the fiscal quarters ended May 31, 2007 and August 31, 2007;

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  financial and operating information with respect to our business, operations and prospects furnished to Lehman Brothers by us, including financial projections prepared by our management;

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  published estimates of independent research analysts with respect to our future financial performance and price targets for our common shares;

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  the trading history of our common shares on Nasdaq's National Market and on the Nasdaq Global Select Market from November 9, 2005 to November 9, 2007 and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant;

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  a comparison of our historical financial results and present financial condition with those of other companies that Lehman Brothers deemed relevant; and

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  a comparison of the financial terms of the arrangement with the financial terms of certain other transactions that Lehman Brothers deemed relevant.

        In addition, Lehman Brothers had discussions with our management concerning our business, operations, assets, liabilities, financial condition and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

        In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and further relied upon the assurances of our management that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to our financial projections, upon our advice, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of our management as to our future financial performance and that we would perform substantially in accordance with such projections. However, Lehman Brothers was not provided with, and did not have access to, our financial projections beyond fiscal year 2013. Accordingly, Lehman Brothers prepared extensions to our financial projections through fiscal year 2014 on the basis of assumptions discussed with, and deemed reasonable by, our management and we agreed with the appropriateness of, and consented to Lehman Brothers' reliance upon, such extensions in performing the analysis. Upon our advice, Lehman Brothers also considered and used published estimates of independent research analysts on Cognos up to fiscal year 2009 and extensions of such published estimates for fiscal years 2010 to 2014 that were prepared based on assumptions provided by our management. Our management agreed with the appropriateness of, and consented to Lehman Brothers' reliance upon, such estimates and extensions in performing its analysis. At the direction of our board of directors, Lehman Brothers also assumed that the final terms of the arrangement will be substantially as set forth in the arrangement agreement, the plan of arrangement and the special resolution. Our board of directors did not authorize Lehman Brothers to solicit, and Lehman Brothers did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of our business. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of our properties and facilities and did not make or obtain any evaluations or appraisals of our assets or liabilities. Lehman Brothers' opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinion.

        In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to our common shares, but rather made its determination as to the fairness, from a financial point of view, to our shareholders of the consideration offered to such shareholders pursuant to the arrangement on the basis of financial and comparative analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Cognos, IBM and Acquisition Sub. None of Cognos, IBM, Acquisition Sub, Lehman Brothers or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

        The following is a summary of the material financial analyses used by Lehman Brothers in connection with its opinion. Certain of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion.

Share Trading History

        To illustrate the trend in the historical trading prices of our common shares, Lehman Brothers considered historical data with respect to the trading price of our common shares on Nasdaq and compared them to historical trading prices of similarly situated companies. Lehman Brothers did not consider historical trading prices of our common shares on the TSX given that, after adjusting for the prevailing foreign exchange rates, the prices were generally in line with those on the Nasdaq. Lehman Brothers considered historical data with respect to the trading price of our common shares for the two-year period from November 9, 2005 through November 9, 2007, the one-year period from November 9, 2006 through November 9, 2007 and the three-month period from August 9, 2007 through November 9, 2007, and compared them to the relative share price performances during the same periods of Business Objects, a composite index of enterprise software solution providers (which we refer to in this circular as the "Software Index"), as listed below, and the Nasdaq Composite Index. Lehman Brothers noted that during the one-year period from November 9, 2006 through November 9, 2007, our share price ranged from $35.48 to $53.94 per common share. In analyzing the share price performance, Lehman Brothers also considered the performance of our common shares from November 9, 2005 through October 5, 2007, which was the day immediately prior to the announcement of SAP's acquisition of Business Objects. Lehman Brothers believed that the increase in our share price after this announcement was due largely to general rumours in the market about a possible takeover of Cognos. Thus, for purposes of its analyses, Lehman Brothers designated the closing share price of $44.45 on October 5, 2007 as representing the "Unaffected Price" of a Cognos common share.

        The companies considered for the Software Index were as follows:

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  Adobe Systems Incorporated

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  Autodesk, Inc.

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  BMC Software, Inc.

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  CA, Inc.

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  Citrix Systems, Inc.

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  Compuware Corporation

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  Electronic Arts Inc.

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  Intuit Inc.

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  Microsoft Corporation

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  Novell, Inc.

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  Oracle Corporation

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  Symantec Corporation

        The results of this analysis, showing the percentage increase in stock price, are as follows:

	From Nov. 9, 2005 to:		From Nov 9, 2006 to:		From August 9, 2007 to:
	Nov 9, 2007	Oct 5, 2007	Nov 9, 2007	Oct 5, 2007	Nov 9, 2007	Oct 5, 2007
Cognos	50.1%	26.0%	37.2%	15.1%	39.1%	16.7%
Comparative Performance:
Business Objects	73.4%	43.2%	57.4%	30.0%	48.9%	23.0%
Software Index	30.2%	22.3%	14.8%	7.9%	14.1%	7.2%
Nasdaq Composite Index	20.8%	27.8%	10.6%	17.0%	2.8%	8.8%

        Lehman Brothers noted that the percentage increases in historical trading prices of our common shares were generally above those of the Software Index and the Nasdaq Composite Index, but below that of Business Objects. Lehman Brothers also noted that, as of the date of our Unaffected Price, the percentage increases in historical trading prices of our common shares were generally above or in line with those of the Software Index and the Nasdaq Composite Index, but below that of Business Objects.

Comparable Companies Analysis

        In order to assess how the public market values the shares of publicly traded companies with similar operating characteristics to us, Lehman Brothers reviewed and compared specific financial and operating data relating to us with selected companies that Lehman Brothers deemed comparable to us. Lehman Brothers included the following companies in its review:

  Business Intelligence Companies:

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  Actuate Corporation

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  Business Objects

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  Informatica Corporation

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  MicroStrategy Incorporated

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  SPSS Inc.

  •
  Sybase, Inc.

        Lehman Brothers calculated and compared various financial multiples and ratios of Cognos to the corresponding multiples and ratios of the selected comparable companies. The multiples and ratios of Cognos, in the first instance, were based on publicly available information, published estimates of independent research analysts and Institutional Brokerage Estimate System (which we refer to in this circular as "IBES") estimates available as of November 9, 2007 and were then adjusted, based on information provided by our management, to include the effects of the acquisition of Applix and, in the second instance, were based on the projections prepared by our management. In calculating this analysis and other analyses described in the following paragraphs, Lehman Brothers used and relied upon financial projections provided by our management, which assumed the following currency exchange rates: 1 Euro = $1.42 and C$1.00 = $1.00. Lehman Brothers noted that at the time of rendering the opinion, the currency exchange rates were: 1 Euro = $1.47 and C$1.00 = $1.07 (based on the noon buying rate of the Federal Reserve Bank of New York on November 9, 2007). Lehman Brothers also used and relied upon an estimated balance sheet as of October 31, 2007 provided by our management. The multiples and ratios of Cognos were based on the Unaffected Price and projected results for the fiscal years ending February 29, 2008 and February 28, 2009. The multiples and ratios of Business Objects were based on an unaffected closing price of $42.38 as of September 14, 2007, which was the first date of published rumours regarding the acquisition of Business Objects by SAP. The multiples and ratios of each of the other comparable companies were based on published estimates of independent research analysts. Lehman Brothers calculated and analyzed the multiples of each comparable company's enterprise value, as described below, to 2007 and 2008 calendar year expected revenues and earnings before interest (excluding non-recurring items), taxes, depreciation and amortization (which we refer to in this circular as "EBITDA"), as well as the multiples of each company's share price to 2007 and 2008 calendar year expected cash earnings per share (which we refer to in this circular as "cash EPS"), which excluded expenses due to amortization of intangibles, stock-based compensation and non-recurring items. The enterprise value of each company was obtained by adding its short- and long-term debt to the sum of the market value of its fully diluted common shares, the value of any preferred shares (at liquidation value), the book value of any minority interest in other equity and the value of any material debt-equivalent liabilities less any cash and cash equivalents, all as of the specific company's most recent quarterly data filed with the SEC, with the exception of Cognos, for which, as noted above, an estimated balance sheet as of October 31, 2007 was used. The results of this comparable companies analysis are summarized below. For purposes of this analysis, Cognos's fiscal years ending February 29, 2008 and February 28, 2009 were considered equivalent to the calendar years ending December 31, 2007 and December 31, 2008, respectively.

	Enterprise Value as a Multiple of:
	Calendar Year
									Price / Cash EPS
	Revenue				EBITDA
	2007		2008		2007		2008		2007		2008
Implied Multiples for Comparable Companies:
Business Intelligence Companies:
Mean	2.90	x	2.63	x	12.7	x	11.1	x	20.9	x	17.9	x
Median	2.79	x	2.55	x	14.4	x	12.4	x	22.0	x	17.7	x
Implied Multiples for Cognos:
Cognos — Research Analysts (adjusted for the Applix acquisition) at Market (Unaffected Price)	3.25	x	2.81	x	15.7	x	12.3	x	21.8	x	18.0	x
Cognos — Management Projection at Market (Unaffected Price)	3.21	x	2.70	x	15.4	x	11.7	x	21.3	x	17.3	x
Cognos — Research Analysts (adjusted for the Applix acquisition) at Transaction Price	4.36	x	3.77	x	21.0	x	16.5	x	28.5	x	23.5	x
Cognos — Management Projection at Transaction Price	4.31	x	3.63	x	20.7	x	15.8	x	27.8	x	22.6	x

        Given the inherent differences between our businesses, operations and prospects and those of the selected comparable companies, Lehman Brothers believes that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable companies analysis, but also made qualitative judgments concerning differences between our financial and operating characteristics and prospects and those of the selected comparable companies that could affect the public trading values of each company. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Cognos and the selected comparable companies. Based upon these judgments, Lehman Brothers selected a range of 17.0x to 19.0x fiscal year 2009 cash EPS and applied such range to the relevant management and research analyst (adjusted for the Applix acquisition) estimates for Cognos on a standalone basis and including a 25% control premium to calculate a range of implied prices per Cognos common share. Lehman Brothers selected a control premium of 25% after taking into consideration premiums paid in comparable precedent transactions as well as the overall software sector trading price performance following SAP's announcement of the acquisition of Business Objects on October 7, 2007 and Oracle Corporation's announcement of its interest in acquiring BEA Systems, Inc. on October 12, 2007. The following table summarizes Lehman Brothers' analysis:

Comparable Companies Analysis Financial Statistic	Reference Range	Implied Value Per Common Share
Standalone Valuation:
FY2009 Research Analysts (adjusted for the Applix acquisition) Cash EPS	17.0x – 19.0x	$42.00 – $46.75
FY2009 Management Projection Cash EPS	17.0x – 19.0x	$43.50 – $48.75
With 25% Control Premium:
FY2009 Research Analysts (adjusted for the Applix acquisition) Cash EPS	17.0x – 19.0x	$52.50 – $58.50
FY2009 Management Projection Cash EPS	17.0x – 19.0x	$54.50 – $61.00

        Lehman Brothers noted that the Unaffected Price of $44.45 per Cognos common share was in line with the range of implied values per common share calculated using the standalone value for Cognos for both sets of estimates, and the actual price of $52.98 per Cognos common share as of November 9, 2007 was slightly above this range due to takeover rumours. Lehman Brothers also noted that the transaction consideration of $58.00 per Cognos common share was within the range of implied values per common share calculated using the 25% control premium for both sets of estimates in the comparable companies analysis.

Precedent Transactions Analysis

        Lehman Brothers reviewed and compared the purchase prices and financial multiples paid in 18 acquisitions of companies that Lehman Brothers, based on its experience with merger and acquisition transactions, deemed relevant to arriving at its opinion. Lehman Brothers chose the transactions used in the precedent transactions analysis based on the similarity of the target companies in the transactions to Cognos in the size, mix, margins and other characteristics of their businesses. In performing the analysis, Lehman Brothers focused on two primary groups of transactions, (1) selected transactions in the Business Intelligence sector and (2) selected software transactions since 2005 involving consideration in excess of $1 billion. Lehman Brothers reviewed the following transactions:

  Selected Business Intelligence Transactions:

  •
  October 7, 2007 — Acquisition of Business Objects by SAP

  •
  September 5, 2007 — Acquisition of Applix by Cognos

  •
  April 23, 2007 — Acquisition of Cartesis S.A. by Business Objects

  •
  March 1, 2007 — Acquisition of Hyperion Solutions Corporation by Oracle Corporation

  •
  July 20, 2005 — Acquisition of SRC Software, Inc. by Business Objects

  •
  July 18, 2003 — Acquisition of Crystal Decisions, Inc. by Business Objects

  Large Software Transactions Greater than $1 Billion in Consideration since 2005:

  •
  March 22, 2007 — Acquisition of Kronos Incorporated by Hellman & Friedman Capital Partners VI, L.P.

  •
  March 15, 2007 — Acquisition of WebEx Communications, Inc. by Cisco Systems, Inc.

  •
  February 12, 2007 — Acquisition of Witness Systems, Inc. by Verint Systems Inc.

  •
  January 29, 2007 — Acquisition of Altiris, Inc. by Symantec Corporation

  •
  January 25, 2007 — Acquisition of UGS Corp. by Siemens AG

  •
  November 30, 2006 — Acquisition of Digital Insight Corporation by Intuit Inc.

  •
  October 16, 2006 — Acquisition of Open Solutions Inc. by Carlyle Partners IV, L.P. & Providence Equity Partners V L.P.

  •
  August 31, 2006 — Acquisition of Intergraph Corporation by Hellman & Friedman Capital Partners V, L.P., JMI Equity Fund V, L.P. and TPG Partners V, L.P.

  •
  August 23, 2006 — Acquisition of Internet Security Systems, Inc. by IBM

  •
  August 9, 2006 — Acquisition of FileNet Corporation by IBM

  •
  July 25, 2006 — Acquisition of Mercury Interactive Corporation by Hewlett- Packard Company

  •
  June 29, 2006 — Acquisition of RSA Security Inc. by EMC Corporation

  •
  May 14, 2006 — Acquisition of SSA Global Technologies, Inc. by Infor Global Solutions Topco II SCA

  •
  November 11, 2005 — Acquisition of Serena Software, Inc. by Silver Lake Partners II, L.P.

  •
  November 7, 2005 — Acquisition of Geac Computer Corporation Limited by Golden Gate Private Equity, Inc.

  •
  July 5, 2005 — Acquisition of Aspect Communications Corporation by Concerto Software, Inc. and Golden Gate Private Equity, Inc.

  •
  April 18, 2005 — Acquisition of Macromedia, Inc. by Adobe Systems Incorporated

        Based on publicly available information, Lehman Brothers considered, among other things, the enterprise values implied in the respective transactions as multiples of the last twelve months (which we refer to in this circular as "LTM"), and forward twelve months (which we refer to in this circular as "FTM"), revenues and cash EPS of each of the target companies in such transactions. The results of this precedent transactions analysis are summarized below:

	Mean Revenue		Median Revenue		Mean Cash EPS		Median Cash EPS
Implied Multiples for Precedent Transactions:
Business Intelligence:
LTM	3.62	x	3.35	x	33.5	x	31.0	x
FTM	3.29	x	3.34	x	27.3	x	27.1	x
Large Software Transactions:
LTM	4.03	x	3.80	x	32.0	x	32.0	x
FTM	3.56	x	3.25	x	28.2	x	28.5	x
Total Composite Group:
LTM	3.92	x	3.36	x	32.3	x	31.2	x
FTM	3.50	x	3.25	x	28.0	x	27.3	x
	Revenue		Cash EPS
October 7, 2007 — Acquisition of Business Objects by SAP:
LTM	4.29	x	31.2	x
FTM	3.68	x	27.9	x
March 1, 2007 — Acquisition of Hyperion Solutions Corporation by Oracle Corporation:
LTM	3.36	x	30.8	x
FTM	2.99	x	26.4	x
Implied Multiples for Cognos at the Offer Price of $58.00:
LTM	4.46	x	29.9	x
FTM Research Analysts (adjusted for the Applix acquisition)	4.03	x	27.1	x
FTM Management	3.95	x	25.3	x

        The reasons for and the circumstances surrounding each of the transactions analyzed were diverse and there are inherent differences in our business, operations, financial conditions and prospects, and the businesses, operations, financial conditions and prospects of the companies included in the precedent transactions analysis. Accordingly, Lehman Brothers believed that a purely quantitative precedent transactions analysis would not be particularly meaningful in the context of the arrangement. Lehman Brothers believed that the appropriate use of the precedent transactions analysis required qualitative judgments concerning the differences between the characteristics of these transactions and the arrangement which would affect the acquisition values of the acquired companies and Cognos. Based upon these judgments, Lehman Brothers selected a range of 23.5x to 27.5x FTM cash EPS and applied such range to the relevant management and research analyst (adjusted for the Applix acquisition) estimates for Cognos to calculate a range of implied prices per Cognos common share. The following table summarizes Lehman Brothers' analysis:

Precedent Transactions Analysis Financial Statistic	Reference Range	Implied Value Per Common Share
FTM Research Analysts (adjusted for the Applix acquisition) Cash EPS	23.5x – 27.5x	$50.25 – $59.00
FTM Management Projection Cash EPS	23.5x – 27.5x	$54.00 – $63.00

        Lehman Brothers noted that the transaction consideration of $58.00 per Cognos common share was within the range of implied values per common share calculated using both sets of estimates for the precedent transactions analysis and, when specifically compared to the Business Objects and Hyperion Solutions Corporation transactions, that the transaction revenue multiples to be paid pursuant to the arrangement would be greater than the revenue multiples paid and that the cash EPS multiples to be paid pursuant to the arrangement would be generally in line with the cash EPS multiples paid in both of those specific transactions.

Premiums Paid Analysis

        In order to assess the premium offered to our shareholders pursuant to the arrangement relative to premiums offered to shareholders in various other transactions, Lehman Brothers reviewed the premiums paid in 16 control transactions of publicly traded technology companies valued between $3 billion and $7 billion which have occurred since January 1, 2005. Lehman Brothers also reviewed the premiums paid for 72 control transactions of publicly traded companies valued between $4 billion and $7 billion which have occurred since January 1, 2005. For each transaction, Lehman Brothers calculated the premiums paid by the acquiring company by comparing the announced transaction value per share to the target company's historical average share price during selected periods leading up to the announcement of the transaction. For each transaction where there were rumours prior to the announcement of the transaction, Lehman Brothers derived premiums based on unaffected dates prior to the rumours. For each set of transactions, Lehman Brothers reviewed the following financial statistics where available: (1) implied premium to price one-trading day prior to announcement or unaffected date; (2) implied premium to the seven-calendar day average price prior to announcement or unaffected date; (3) implied premium to the 30-calendar day average price prior to announcement or unaffected date; (4) implied premium to the 90-calendar day average price prior to announcement or unaffected date; (5) implied premium to the high price in the 52-week period prior to announcement or unaffected date; and (6) implied premium to the low price in the

52-week period prior to announcement or unaffected date. The following table indicates the premiums paid on the metrics described above:

Summary of Precedent Transactions Premiums Paid:	Low		1st Quartile	Median	Mean	3rd Quartile	High
Technology Transactions:
Premium to One-Day Prior Price	15.6%		18.4%	23.6%	31.2%	31.4%	85.4%
Premium to 7-Day Average Price	16.9%		20.2%	24.6%	32.5%	31.5%	92.2%
Premium to 30-Day Average Price	20.7%		22.0%	25.4%	34.6%	35.5%	105.3%
Premium to 90-Day Average Price	18.0%		23.5%	30.7%	39.1%	42.1%	128.9%
Premium to 52-Week High Price	(5.8%	)	8.4%	13.9%	18.5%	21.9%	84.2%
Premium to 52-Week Low Price	38.4%		60.7%	91.2%	101.0%	131.1%	240.0%
General Precedent Transactions:
Premium to One-Day Prior Price	NA		18.4%	26.2%	30.0%	36.7%	NA
Premium to 7-Day Average Price	NA		20.8%	29.3%	31.9%	37.1%	NA
Premium to 30-Day Average Price	NA		22.1%	31.0%	33.8%	40.3%	NA
Premium to 90-Day Average Price	NA		24.7%	36.6%	37.2%	46.5%	NA
Implied Premiums to Cognos at the Offer Price of $58.00:	Actual Premium	Unaffected Premium
Premium to One-Day Prior Price	9.5%	30.5%
Premium to 7-Day Average Price	14.2%	34.9%
Premium to 30-Day Average Price	16.1%	37.4%
Premium to 90-Day Average Price	31.0%	43.0%
Premium to 52-Week High Price	7.5%	28.0%
Premium to 52-Week Low Price	63.5%	66.0%

        The reasons for and the circumstances surrounding each of the transactions analyzed were diverse and there are inherent differences between our business, operations, financial conditions and prospects and the businesses, operations, financial conditions and prospects of the companies included in the premiums paid analysis. Accordingly, Lehman Brothers believed that a purely quantitative premiums paid analysis would not be particularly meaningful in the context of the arrangement. Lehman Brothers believed that the appropriate use of the premiums paid analysis required qualitative judgments concerning the differences between the characteristics of these transactions and the arrangement which would affect the acquisition values of the acquired companies and Cognos. Based upon these judgments, Lehman Brothers selected a range of 20.0% to 35.0% for the premium to the Unaffected Price of $44.45 and a range of 25.0% to 40.0% for the premium to 30-day average unaffected price of Cognos of $42.22 to calculate a range of implied prices per Cognos common share. The following table summarizes the result of the premiums paid analysis:

Premiums Paid Analysis Financial Statistic	Reference Range	Implied Value Per Common Share
Premium to 1-Day Prior Unaffected Price	20.0% – 35.0%	$53.25 – $60.00
Premium to 30-Day Average Unaffected Price	25.0% – 40.0%	$52.75 – $59.00

        Lehman Brothers noted that the transaction consideration of $58.00 per Cognos common share was within the range of implied values per share calculated using both the Unaffected Price as well as 30-day unaffected price for the premiums paid analysis.

Discounted Cash Flow Analysis

        Lehman Brothers performed a discounted cash flow analysis of us to calculate the estimated present value of a Cognos common share. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the "present value" of estimated future cash flows of the asset. "Present value" refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors applicable to a particular asset. The estimated present value of our common shares was calculated by adding the estimated unlevered free cash flow projections for the 12-month periods ending February 29, 2008 through February 28, 2014, using Cognos' management projections and extensions of such projections on the basis of assumptions discussed with, and deemed reasonable by, our management. The unlevered free cash flows were calculated by taking the tax-effected earnings before interest, tax expense and amortization of purchased intangibles based on the projected effective tax rate, adding depreciation and amortization (excluding amortization of purchased intangibles) and subtracting capital expenditures and adjusting for changes in working capital. Upon our advice, Lehman Brothers also considered and used published estimates of independent research analysts on Cognos, adjusted per our management for the acquisition of Applix and extended on the basis of assumptions provided by our management.

        To estimate the residual value of Cognos at the end of the forecast period, or terminal value, Lehman Brothers selected a range of terminal value multiples based on EBITDA for the one-year period ending February 28, 2014 of 11.5x to 12.5x, which was derived after analyzing how other public comparable companies trade, and applied such range to both the management and research analyst (adjusted for the Applix acquisition) estimates. Lehman Brothers then discounted the estimated terminal value to a present value at a range of after-tax discount rates ranging from 11.0% to 13.0%. This range of discount rates was based on an analysis of our weighted average cost of capital and that of other comparable companies. Based on these discount rates and a selected range of terminal values, the discounted cash flow analysis resulted in the following ranges of implied values per Cognos common share, which were calculated by subtracting an estimated net debt as of October 30, 2007 from enterprise value to arrive at equity value, which was then divided by the fully-diluted share count:

Discounted Cash Flow Analysis Financial Metric	Implied Value Per Common Share
Cognos — Forward Research Analysts (adjusted for the Applix acquisition) EBITDA	$55.00 – $59.00
Cognos — Forward Management EBITDA	$58.75 – $63.00

        Lehman Brothers noted that the transaction consideration of $58.00 per Cognos common share was within the range of implied values per common share calculated using research analyst projections and adjusting for the acquisition of Applix and slightly below the range of implied values per common share calculated using the management projections.

Miscellaneous

        Lehman Brothers is an internationally-recognized investment banking firm and, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Lehman Brothers was selected by Cognos as our financial advisor based on Lehman Brothers' qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as its substantial experience in transactions comparable to the arrangement.

        Under the terms of its engagement, Lehman Brothers has acted as financial advisor to us in connection with the proposed transaction and will receive a customary fee for its services, $2.0 million of which was paid in connection with the delivery of its fairness opinion and $25.5 million of which is contingent upon the consummation of the arrangement. In addition, we have agreed to reimburse Lehman Brothers for its expenses incurred in connection with its services and will indemnify Lehman Brothers against certain liabilities that may arise out of rendering its opinion. Lehman Brothers has also performed various investment banking services for us and IBM in the past, and expects to provide such services in the future, and have received, and expect to receive, customary compensation for such services. Specifically in the past two years, Lehman Brothers has (i) with respect to Cognos, (A) acted as exclusive financial advisor and dealer-manager on the tender offer for Applix, which closed in October 2007 and (B) executed a stock repurchase program in January 2006; and (ii) with respect to IBM, (A) acted as exclusive financial advisor on the acquisition of Internet Security Systems, Inc., which closed in October 2006, (B) acted as agent and participated in multiple debt capital markets transactions, bridge financings and revolving credit facilities and (C) in October 2006 formed a joint investment fund with IBM focused on the Chinese market. In the ordinary course of its businesses, Lehman Brothers actively trades in our equity securities and the equity and debt securities and loans of IBM for its account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or loans.

Financial Projections

        Our management does not as a matter of course make public projections as to future performance or earnings beyond the current fiscal year. However, financial projections prepared by senior management were made available to our board of directors, the committee and Lehman Brothers and to IBM in connection with its consideration of a possible transaction with Cognos. Certain of these financial projections were considered by Lehman Brothers for the purpose of financial analyses used by it in connection with its opinion.

        The summary of Lehman Brothers' opinion in this circular under "— Fairness Opinion" sets out certain financial multiples that derive from these financial projections. In particular, the summary of Lehman Brothers' opinion sets out multiples and ratios that derive from financial projections provided by our management with respect to each of revenue, EBITDA and cash EPS, in each case for the fiscal years ending February 29, 2008 (which we refer to in this circular as "FY08E") and February 28, 2009 (which we refer to in this circular as "FY09E") (collectively, in this circular we refer to these projections as the "financial projections").

        The inclusion of the financial projections in this circular should not be regarded as an indication that our board of directors, the committee, Lehman Brothers or any other recipient of the information considered, or now considers, them to be a reliable prediction of future results. The financial projections were not prepared with a view towards public disclosure or with a view to complying with the published guidelines of the SEC or the Canadian Securities Administrators, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or with U.S. generally accepted accounting principles. Neither our independent auditors appointed by our shareholders, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability. We are under no obligation, and expressly disclaim any intention or obligation, to update or revise the financial projections presented, whether as a result of new information, future events or otherwise, except as required by applicable law.

        Although the financial projections were prepared based on assumptions and estimates that management believed were reasonable at the time, we provide no assurance that the assumptions made in preparing the financial projections will prove accurate or that actual results will be consistent with these financial projections. Projections of this type involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the financial projections, including but not limited to industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to our business, financial condition or results of operations, including but not limited to changes in foreign exchange rates, lower growth and customer retention rates, changes in tax rates, changes in the level of capital expenditures and the impact of future acquisitions, as well as the factors described under "Caution Regarding Forward-Looking Statements" and the risk factors described under "Risk Factors" in our Annual Report on Form 10-K for the year ended February 28, 2007, as filed with the SEC and the Canadian Securities Administrators and available by accessing our public filings at www.sec.gov and www.sedar.com. Accordingly, you are cautioned not to place undue reliance on any numbers derived from the financial projections.

        A summary of the assumptions and factors prepared by management and underlying the financial projections used by Lehman Brothers and set out in the summary of Lehman Brothers' fairness opinion is set out below. These factors and assumptions include but are not limited to:

  •
  overall stability in global economic conditions;

  •
  currency exchange rates of 1 Euro = $1.42 and C$1.00 = $1.00 throughout the projection period;

  •
  a third-party estimated market growth rate of 11% over the projection period;

  •
  no future acquisitions following the acquisition of Applix, which closed in October 2007;

  •
  a customer retention rate of 87% over the projection period;

  •
  our historical revenue growth rates and earnings before interest (excluding non-recurring items) as a percentage of total revenue;

  •
  total revenue growth rates of 14% and 19% in FY08E and FY09E, respectively;

  •
  license growth rates of 14% and 22% in FY08E and FY09E, respectively;

  •
  earnings before interest and taxes (excluding non-recurring items) as a percentage of total revenue of 18% and 21% in FY08E and FY09E, respectively;

  •
  depreciation and amortization, excluding amortization of intangibles, as a percentage of revenue of 2.5% in both FY08E and FY09E;

  •
  tax rates of 21% and 25% in FY08E and FY09E, respectively; and

  •
  share repurchases of $200 million per year.

        EBITDA and cash EPS do not have any standardized meaning under U.S. generally accepted accounting principles (which we refer to in this circular as "GAAP") and are considered non-GAAP financial measures. Therefore, they may not be comparable to EBITDA and cash EPS as presented by other companies. We believe, however, they are commonly used by the financial and investment community for financial analysis purposes. The most directly comparable measures identified in accordance with GAAP are net income and earnings per share, respectively.

Required Shareholder Approval

        At the meeting, shareholders will be asked to vote on the special resolution attached as Appendix A to this circular approving the arrangement. The approval of the special resolution will require the affirmative vote of: (1) at least two-thirds of the votes cast by holders of our common shares present in person or represented by proxy at the meeting and entitled to vote; and (2) a majority of the votes cast by disinterested shareholders present in person or represented by proxy at the meeting. The special resolution must receive each of these approvals in order for us to seek the final order and implement the arrangement in accordance with the final order. As of the date of this circular, shareholders whose votes are to be excluded from the second vote hold 173,633 common shares, representing less than 1% of our outstanding common shares. See also "Principal Legal Matters — Securities Law Matters". Notwithstanding the approval by shareholders of the special resolution, we reserve the right not to proceed with the arrangement, subject to the terms of the arrangement agreement.

Arrangement Mechanics

        The following description of the arrangement is qualified in its entirety by reference to the full text of the plan of arrangement which is attached as Appendix D to this circular. Subject to receiving shareholder approval and the final order, and satisfaction or waiver of applicable conditions, the arrangement will become effective on the effective date which is anticipated to be as soon as practicable after the meeting. While certain matters such as the timing of receipt of the applicable regulatory approvals are beyond our control, it is expected that the closing of the arrangement will occur during the first calendar quarter of 2008. Beginning at the effective time, the following transactions will occur and will be deemed to occur in the order set out in the plan of arrangement:

  •
  notwithstanding the terms of the applicable equity plans, or the terms of any agreement evidencing the grant of any options, RSUs or DSUs (as applicable), at the effective time:

  •
  each option with an exercise price less than $58.00 that (subject to the overriding terms of any offer letter between IBM (or an affiliate of IBM) and a particular optionholder): (a) has vested; or (b) has not vested but is held by a person whose terms of employment or engagement with us provide for acceleration and vesting of such options upon a change of control of Cognos (each of which we refer to in this circular as a "cashed-out option") will be transferred to us, free and clear of all liens, in exchange for a cash payment from us (if any) equal to: (A) the product of the number of common shares underlying such cashed-out option held by such holder and $58.00, less (B) the U.S. dollar or the U.S. dollar equivalent of the aggregate exercise price payable under such cashed-out option by such holder to acquire the number of common shares underlying such cashed-out option, less any applicable withholding taxes;

  •
  each RSU outstanding that (subject to the overriding terms of any offer letter between IBM (or an affiliate of IBM) and a particular holder of RSUs): (a) has vested; or (b) has not vested but is held by a person whose terms of employment or engagement with us provide for acceleration and vesting of such RSUs upon a change of control of Cognos (each of which we refer to in this circular as a "cashed-out RSU") will be exchanged for the number of common shares underlying such cashed-out RSU to the extent that the trust under the RSU plan holds shares, and all other cashed-out RSUs, if any, will be cancelled in exchange for a cash payment from us equal to the product of the number of common shares underlying such cashed-out RSU held by such person and $58.00, less any applicable withholding taxes, and each such cashed-out RSU will be terminated;

  •
  each RSU (other than a cashed-out RSU) that is outstanding and has not been duly exercised prior to the effective time will be continued, except that, pursuant to the terms of our RSU plan, the terms of each such RSU will be amended so as to substitute for the common shares subject to such RSU such number of shares of IBM common stock equal to (a) the exchange ratio multiplied by (b) the number of common shares subject to such RSU immediately prior to the effective time. The aggregate number of shares of IBM common stock to be received by a holder of RSUs on any exchange of RSUs for shares of IBM common stock will be rounded down to the nearest whole share. Subject to the above, the term to expiry, conditions to and manner of exchanging, vesting schedule and all other terms and conditions of an RSU will remain the same as before the effective time and will be governed by the terms of our RSU plan, and any certificate or RSU agreement previously evidencing the RSU will then evidence and be deemed to evidence such RSU as amended; and

    •
    following the resignation by, or removal of, a holder of DSUs outstanding under the Deferred Share Plan for Non-Employee Directors of Cognos (which we refer to in this circular as the "DSU Plan") as a director of Cognos, each DSU granted and outstanding immediately prior to the effective time will be cancelled in exchange for a cash payment from us equal to the product of the number of common shares underlying such DSU held by such holder and $58.00, less any applicable withholding taxes;

    •
    each Cognos common share in respect of which dissent rights have been validly exercised before the effective time will be transferred and deemed to be transferred by its holder, free and clear of all liens, to Acquisition Sub in consideration for a debt claim against Acquisition Sub in an amount determined and payable in accordance with the plan of arrangement, after which Acquisition Sub will be the owner of such shares free and clear of any liens;

    •
    each Cognos common share outstanding immediately prior to the effective time (including any share issued upon the effective exercise of options prior to the effective date), other than shares held (or previously held) by a dissenting shareholder, will be transferred and deemed to be transferred by the holder thereof, free and clear of all liens, to Acquisition Sub in exchange for $58.00 in cash, subject to applicable withholdings, after which Acquisition Sub will be the owner of such shares free and clear of any liens;

    •
    each option (other than a cashed-out option) that is outstanding and has not been duly exercised prior to the effective time will be exchanged for an option (which we refer to in this circular as a "replacement option") to purchase from IBM or us (as IBM may determine) the number of shares of IBM common stock (rounded down to the nearest whole share) equal to (a) the exchange ratio (being the fraction, the numerator of which is $58.00 and the denominator of which is the volume weighted average of the closing prices per share of IBM common stock on the New York Stock Exchange Composite Transaction Tape on the five trading days immediately preceding the effective date) multiplied by (b) the number of our common shares subject to such option immediately prior to the effective time. Such replacement option will provide for an exercise price per share of IBM common stock (rounded up to the nearest whole cent) equal to (a) the exercise price per share otherwise purchasable pursuant to such option (calculated using the noon buying rates on the business day prior to the effective date that the Federal Reserve Bank of New York has certified for customs purposes in New York City for cable transfers payable in foreign currencies) divided by (b) the exchange ratio. The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of a replacement option will be the same as the option for which it was exchanged, and will be governed by the terms of the applicable plan pursuant to which such option was granted, and any certificate or option agreement previously evidencing the option will then be evidence and be deemed to evidence such replacement option;

    •
    all options granted and outstanding immediately prior to the effective time (including all cashed-out options and all options exchanged for options to acquire IBM stock) will be cancelled and terminated;

    •
    notwithstanding the terms of our Employee Stock Purchase Plan, such plan will be terminated;

    •
    notwithstanding the terms of our stock option plans, all such plans will be terminated (except to the extent such plans are applicable to any replacement options); and

    •
    notwithstanding the terms of our DSU Plan, such DSU Plan will be terminated.

        Certain of our executive officers and employees who hold Canadian dollar denominated options and RSUs are entitled to foreign exchange rate protection on the value of such awards if the value of the Canadian dollar increases relative to the U.S. dollar from the first business day after the announcement of the proposed arrangement to the business day immediately preceding the effective date of the arrangement. See "The Arrangement — Interests of our Directors and Executive Officers in the Arrangement — Transition Retention Cash Bonus Program".

  Letters of Transmittal

        If you are a registered shareholder, you should have received with this circular a letter of transmittal printed on blue paper. In order to receive the cash consideration for your common shares, you must complete and sign the letter of transmittal and deliver it and the other documents required by it to the depositary in accordance with the instructions contained in the letter of transmittal. Additional copies of the letter of transmittal can be obtained by contacting our proxy solicitation agent, Georgeson, toll-free at 1-888-605-8414.

        If you are a non-registered shareholder and your shares are held through a broker, investment dealer, bank, trust company or other nominee or intermediary, you should follow the instructions provided by such nominee or intermediary.

        The letter of transmittal contains procedural information relating to the arrangement and should be reviewed carefully.

  Depositary

        Computershare, registrar and transfer agent of Cognos, will also act as the agent and nominee of persons who have deposited shares in connection with the arrangement (from and after completion of the arrangement) for the purpose of receiving payment from Acquisition Sub and transmitting payment from Acquisition Sub to such persons (which we refer to in this circular as the "depositary"), and receipt of payment by the depositary will be deemed to constitute receipt of payment by persons depositing shares.

        The depositary will receive reasonable and customary compensation from us for its services in connection with the arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities under applicable securities laws and expenses in connection therewith.

  Delivery of Consideration

        On the effective date of the arrangement, Acquisition Sub will deliver or arrange to be delivered to the depositary the cash required for the payment of the aggregate consideration for our common shares to be held for the benefit of shareholders upon completion of the arrangement, and we will deliver or arrange to be delivered to the depositary the cash required for the payment of the aggregate consideration which holders of options, RSUs or DSUs are entitled to receive, if any, under the plan of arrangement. Such amounts will be held by the depositary for the benefit of the applicable holders upon completion of the arrangement.

        Upon surrender to the depositary for cancellation of a certificate which immediately prior to the effective time represented one or more of our common shares, together with a duly completed letter of transmittal and such additional documents and instruments duly executed and completed as IBM, Acquisition Sub or the depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and as soon as practicable after the effective time $58.00 in cash and the depositary will deliver to such shareholder, by cheque (or, if required by applicable law, a wire transfer) the aggregate share consideration such shareholder is entitled to receive under the arrangement, less any amounts withheld, and the certificate so surrendered shall forthwith be cancelled.

        Unless otherwise directed in the letter of transmittal, cheques to be issued will be issued in the name of the registered shareholder of the shares so deposited. Unless the person who deposits the certificates representing the shares instructs the depositary to hold the cheque for pick-up by checking the appropriate box in the letter of transmittal, cheques will be forwarded by first class mail to the address supplied in the letter of transmittal. If no address is provided, cheques will be forwarded to the address of the shareholder as shown on the register of our transfer agent.

        As soon as practicable after the effective time, the depositary shall deliver on our behalf to each person holding DSUs, cashed-out RSUs or cashed-out options, as the case may be, in each case as reflected on our books and records, a cheque (or, if required by applicable law, a wire transfer) representing payment of the portion of the aggregate consideration to which such holder is entitled in accordance with the plan of arrangement (net of any applicable withholdings). Cheques will be forwarded by first class mail to the address of the holder as shown in our records.

        Any use of mail to transmit certificate(s) for shares or letters of transmittal is at the risk of the relevant shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested and with proper insurance, be used. In the event of a transfer of ownership of shares prior to the effective time that is not registered in our transfer records, a cheque or other payment of immediately available funds representing the proper amount of cash may be delivered to the transferee if the certificate representing such shares is presented to the depositary, accompanied by all documents required to evidence and effect the transfer prior to the effective time.

        If any shareholder fails for any reason to surrender to the depositary for cancellation the certificates formerly representing shares, together with such other documents or instruments required to entitle the holder to receive the cash payment described above, on or before the sixth anniversary of the effective date, such certificate shall cease to represent a claim by or interest of any former shareholder of any kind or nature. On such anniversary date, all certificates representing shares and cash to which such former holder was entitled shall be deemed to have been surrendered and forfeited to Acquisition Sub. In addition, any payment made by way of cheque by the depositary on behalf of Acquisition Sub or on our behalf that has not been deposited or has been returned to the depositary or that otherwise remains unclaimed, in each case on or before the sixth anniversary of the effective date of the arrangement, shall cease to represent a right or claim of any kind or nature and the right of the shareholder, or holder of options, RSUs or DSUs, as the case may be, to receive the consideration to which they are entitled pursuant to the plan of arrangement shall terminate and be deemed to be surrendered and forfeited to Acquisition Sub or to us, as applicable.

        We, IBM, Acquisition Sub, the depositary or one or more subsidiaries of IBM will be entitled to deduct and withhold from any amount otherwise payable to a shareholder or holder of options, RSUs or DSUs, as the case may be, such amounts as are required or permitted to be deducted and withheld with respect to such payment under applicable laws and all such withheld amounts will be treated for all purposes as having been paid to a former shareholder or holder of options, RSUs, or DSUs, as the case may be, in respect of which such deduction or withholding was made, provided that such withheld amounts are remitted to the appropriate governmental authority within the time required and in accordance with applicable laws.

        Under no circumstances will interest on the consideration payable under the arrangement accrue or be paid to persons depositing shares, regardless of any delay in making such payment.

Certain Effects of the Arrangement

        If the special resolution is approved by our shareholders and the other conditions to closing of the arrangement are either satisfied or waived, Acquisition Sub will acquire all of our outstanding common shares. When the arrangement is completed, our common shares will no longer be publicly traded and we will become a wholly-owned subsidiary of Acquisition Sub and an indirect subsidiary of IBM. Therefore, our shareholders will not participate in our future earnings growth and will not benefit from any appreciation in our value. Registration of our shares under the Exchange Act will be terminated, and we will no longer be required to file periodic reports with the SEC. We will also make an application to cease to be a reporting issuer (or equivalent) under the securities legislation of each of the provinces of Canada.

Effects on Us if the Arrangement is Not Completed

        If the special resolution is not approved by our shareholders or if the arrangement is not completed for any other reason, our shareholders will not receive any payment for their shares in connection with the arrangement. Instead, we will remain an independent public company, and our common shares will continue to be traded on Nasdaq and the TSX. In addition, if the arrangement is not completed, we expect that management will operate our business in a manner similar to that in which it is being operated today and that our shareholders will continue to be subject to the same risks and opportunities to which they are currently subject.

        Accordingly, if the arrangement is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future value of your shares. If the special resolution is not approved by our shareholders or if the arrangement is not consummated for any other reason, there can be no assurance that any other transaction acceptable to us will be offered.

        If the arrangement agreement is terminated under certain circumstances we will be obligated to pay a termination fee of $150 million to IBM. For a description of the circumstances triggering payment of the termination fee, see "The Arrangement Agreement — Termination Fee and Expenses".

Interests of Our Directors and Executive Officers in the Arrangement

        In addition to their interests in the arrangement as shareholders, certain of our directors and executive officers have interests in the arrangement that differ from, or are in addition to, your interests as a shareholder. In considering the unanimous recommendation of our board of directors to vote "FOR" the approval of the special resolution, you should be aware of these interests. Our board of directors was aware of, and considered the interests of, our directors and executive officers in approving and adopting the arrangement agreement, the arrangement and the transactions contemplated by the arrangement agreement. Except as described below, such persons have, to our knowledge, no material interest in the arrangement that differs from your interests generally.

        These interests relate to or arise from:

  •
  offer letters between IBM or us and certain of our executive officers detailing employment or retention arrangements that provide for, among other things, retention milestone achievement awards (subject to compliance with restrictive covenants), the elimination of existing benefits and perquisites, revised treatment of options and RSUs and revised severance arrangements that differ from the executive officers' current entitlements;

  •
  restrictive covenants between IBM and certain of our executive officers;

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  the cash-out of certain vested options and vested RSUs held by executive officers on the terms set out in the plan of arrangement;

  •
  the cash-out of all equity incentives held by our non-employee directors upon implementation of the arrangement;

  •
  the conversion of certain equity incentives held by executive officers into comparable IBM stock incentives or rights to receive cash payments over time;

  •
  foreign exchange rate protection on the value of certain equity awards from the first business day after the announcement of the proposed arrangement to the business day immediately preceding the effective date;

  •
  indemnification and liability exculpation provisions in the arrangement agreement in favour of our directors and officers;

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  the purchase by IBM of a six-year "tail" directors' and officers' liability insurance policy to cover directors and officers currently covered by our directors' and officers' liability insurance policy; and

  •
  certain payments to be made in respect of certain of our compensation plans.

  Offer Letters with IBM

        As a condition to IBM entering into the arrangement agreement, it required the following executive officers to enter into offer letters with IBM detailing their post-closing employment arrangements, which will be effective as of and subject to the closing of the arrangement: Robert Ashe, President and Chief Executive Officer; Tom Manley, Senior Vice President, Finance & Administration and Chief Financial Officer; Les Rechan, Chief Operating Officer; Peter Griffiths, Senior Vice President, Products; John Jussup, Senior Vice President, Chief Legal Officer and Secretary; and David Laverty, Senior Vice President, Global Marketing and Chief Marketing Officer.

        Each of these individuals has also entered into a holder agreement with IBM setting out certain non-solicitation and non-competition agreements, as described below.

        Pursuant to their offer letters, Messrs. Ashe and Rechan will be employed with IBM on a full-time basis following the effective time of the arrangement. Mr. Griffiths will continue to be employed by our subsidiary Cognos Limited (as an indirect subsidiary of IBM) and Mr. Laverty will be employed by IBM, in each case in the same position as they currently occupy with us. Messrs. Manley and Jussup will be employed by IBM on a full-time basis for a limited transition period of six months following the closing of the arrangement. The individual terms of the offer letters differ from officer to officer and are summarized below. The offer letters revise certain existing entitlements of the executive officers under their employment agreements with Cognos to the extent provided in the offer letters.

        The offer letters for all executive officers other than Mr. Griffiths provide that the executive officers release us, IBM and our respective affiliates from any causes of action, lawsuits, damages, claims, demands, actions, or liabilities of any nature they may have against the released parties, other than those arising under the offer letters, including severance claims. The offer letters for Messrs. Ashe, Manley, Rechan, Jussup and Griffiths contain certain additional provisions waiving any entitlements, upon termination of employment, to the amounts and benefits described in certain sections of their respective Cognos employment agreements, except as set out in their offer letters. These offer letters further provide that the executive officer will not be entitled to receive any other notice of termination, termination pay or severance pay from us or IBM under statute, contract, severance program or policy, common law or otherwise.

  Base Salary and Cash Bonuses

        For Messrs. Ashe, Manley, Rechan, Laverty and Jussup, the offer letters provide that the base salary and target cash incentive opportunity will be determined according to the IBM plans and policies applicable to them, but that neither the base salary nor target cash opportunity (equal to base salary plus target cash incentive opportunity) will be reduced from the amounts in effect immediately prior to the closing of the arrangement. Mr. Griffiths' offer letter does not specifically address base salary and target cash opportunity.

        The offer letters of Messrs. Ashe, Manley, Rechan and Jussup provide that effective on the closing of the arrangement, they will no longer be entitled to the benefits and perquisites to which they were entitled pursuant to their employment with us.

        Mr. Rechan's offer letter provides that IBM will continue to provide tax protection in the same manner as provided in his current agreement with us.

  Retention Milestone Achievement Program

        IBM has established a Retention Milestone Achievement Program (which we refer to in this circular as the "RMAP") in order to provide for the long-term retention of key Cognos team members and to recognize their contribution to IBM's business objectives, the continued achievement of IBM's business objectives and the protection of IBM's business. Pursuant to this program, each of Messrs. Ashe, Rechan, Griffiths and Laverty are eligible to receive five semi-annual milestone achievement payments, beginning on the 12-month anniversary of the closing of the arrangement (provided they remain IBM employees). Messrs. Manley and Jussup are eligible to receive two payments, the first to be paid on closing of the arrangement and the second to be paid within 30 days of the last day of their respective six-month transition periods (provided they remain IBM employees).

        Each milestone achievement payment will be paid based on the degree to which the milestone targets established for the relevant period have been achieved. The maximum aggregate amount of all milestone achievement payments which each participating executive may earn is as follows: Mr. Ashe — C$5,700,000; Mr. Manley — C$2,350,000; Mr. Rechan — C$4,752,852; Mr. Griffiths — C$3,800,000; Mr. Jussup — C$1,300,000; and Mr. Laverty — $1,000,000.

        In the event that a participant resigns from IBM or his employment with IBM is terminated for cause during the period covered by the RMAP, the participant will not be entitled to any further awards under this program (other than any awards that have been declared but not yet paid).

        In the case of each of Messrs. Ashe and Rechan, if the participant ceases to be an active, full-time employee of IBM due to an IBM authorized leave of absence, death or disability during the duration of the RMAP, only a lump-sum cash payment equal to the sum of the milestone payment for the then current milestone period plus the milestone payment for the next succeeding milestone period will be paid in full to him or his estate (in addition to any awards that have been declared but not yet paid).

        In the case of Mr. Griffiths, in the event of his death or disability, the milestone payment for the then current milestone period plus the milestone payment for the next succeeding milestone period will be paid in full to him or his estate (in addition to any awards that have been declared but not yet paid) in full satisfaction of our and IBM's obligations under the RMAP.

        In the case of each of Messrs. Manley and Jussup, if the participant's employment is terminated by IBM without cause at any point during his respective transition period, he will receive the second milestone payment in full satisfaction of IBM's obligations under the RMAP. If the participant ceases to be an active, full-time employee of IBM due to death or disability during his respective transition period, then the award will be paid to his estate in full satisfaction of IBM's obligations under this program.

        The entitlement of each of Messrs. Ashe, Rechan, Manley and Jussup to receive or retain payments under the RMAP is conditional on his executing and complying with the terms of the holder agreements (described below), as well as a confidential information agreement and a non-solicitation and non-competition agreement. If the executive officer breaches any of these agreements within the periods set out therein during the duration of the program or the 12-month period thereafter, he will be required to repay all payments received under the RMAP.

        The entitlement of each of Messrs. Manley and Jussup to retain his first milestone payment under the RMAP is also conditional upon his executing and complying with the terms of the holder agreements (described below) as well as confidentiality and non-solicitation/non-competition agreements. These payments to Messrs. Manley and Jussup are in complete satisfaction of their respective severance entitlements under their Cognos employment agreements.

        In the case of Mr. Laverty, if his employment is terminated by IBM without cause during the duration of the program, he will receive, in full satisfaction of IBM's obligations under the program, a lump-sum cash payment equal to the greater of (a) the sum of the milestone payment plus the milestone payment for the immediately following milestone period or (b) the sum of (i) 18 months of Mr. Laverty's then-current base salary plus 1.5 times his annual incentive bonus, at target, for the year of termination and (ii) an amount equal to (A) 100% of his target bonus at 100% payout as of the date of termination, pro-rated for the period up to the date of termination and (B) an amount representing the cost to him of obtaining certain specified insurance for a period of 18 months (provided that he has executed an irrevocable release of claims prior to the 61st day after termination). In the event that Mr. Laverty's employment is terminated due to death or disability, the milestone payment for the then current milestone period plus the milestone payment for the next succeeding milestone period will be paid in full to him or his estate (in addition to any awards that have been declared but not yet paid) in full satisfaction of IBM's obligations under the program (provided that Mr. Laverty or his estate has executed an irrevocable release of claims prior to the 61st day after termination).

  Severance Benefits

        The offer letters for each of Messrs. Ashe, Rechan and Griffiths provide that the severance payment which would have been due on closing of the arrangement pursuant to their existing agreements with us will be paid as to 50% on closing of the arrangement, as follows: Mr. Ashe — C$1,975,000; Mr. Rechan — C$1,055,000; Mr. Griffiths: C$652,000.

        In each case, if the executive officer does not resign from employment with IBM prior to the end of the first 12-month period covered by the RMAP, IBM will provide him with a second severance payment equal to the remaining 50% of the severance payment, in the same respective amounts set out above. If Messrs. Ashe and Rechan resign from IBM or their employment with IBM is terminated for cause during the first 12-month period covered by the RMAP, they will have no entitlement to this second severance payment. If Mr. Griffiths resigns from IBM or his employment with IBM is terminated for cause during the 36-month period covered by the RMAP, he will have no entitlement to this second severance payment.

        Mr. Ashe's offer letter provides that, if his employment is terminated without cause at any point during the 36-month duration of the RMAP, then IBM will provide him with a severance payment equal to the greatest of (1) if still unpaid, the remaining 50% of the severance payment under Mr. Ashe's Cognos employment agreement, in the amount of C$1,975,000 (provided that this amount is only available if Mr. Ashe's employment is terminated without cause prior to the end of the first 12-month period); (2) the next two scheduled awards under the RMAP, paid in full (in which case no further payments will be payable under this program, other than any awards that have been declared but not yet paid); and (3) one month's target earnings (base salary plus short-term incentive calculated at target) for each year of service, with a minimum of three months' and a maximum of 12 months' target earnings.

        Mr. Rechan's offer letter provides that, if his employment is terminated without cause at any point during the 36-month duration of the RMAP, then IBM will provide him with a severance payment equal to the greatest of (1) if still unpaid, the remaining 50% of the severance payment under Mr. Rechan's Cognos employment agreement, in the amount of C$1,055,000; and (2) the next two scheduled awards under the RMAP, paid in full (in which case no further payments will be payable under this program, other than any awards that have been declared but not yet paid). If Mr. Rechan's employment is terminated without cause at any point after the 36-month period covered by the RMAP, his eligibility for severance benefits will be as set forth under Canadian employment law.

        Mr. Griffiths' offer letter provides that, if his employment is terminated without cause at any point during the 36-month duration of the RMAP, then IBM will provide him with a severance payment equal to the greatest of (1) if still unpaid, the remaining 50% of the severance payment under Mr. Griffiths' Cognos employment agreement, in the amount of C$652,000 (provided that this amount is only available if Mr. Griffiths' employment is terminated without cause prior to the end of the first 12-month period); (2) the next two scheduled awards under the RMAP, paid in full (in which case no further payments will be payable under this program, other than any awards that have been declared but not yet paid); and (3) any severance to which Mr. Griffiths would have been entitled under the laws of England. If Mr. Griffiths resigns from IBM or his employment with IBM is terminated for cause during the first 36-month period covered by the RMAP, he will have no entitlement to this severance payment.

        Mr. Laverty's offer letter provides for a lump-sum cash payment of $350,000 in consideration for the waiver of his Cognos employment agreement and all such other claims and benefits he is waiving pursuant to the release of claims contained in the offer letter.

        The payments to Messrs. Manley and Jussup described under "— Retention Milestone Achievement Program" are in complete satisfaction of their respective severance entitlements under their Cognos employment agreements.

  Equity Compensation Arrangements

  Robert Ashe

        Mr. Ashe's offer letter specifies that, in accordance with the arrangement agreement, (1) his outstanding options which are vested at the closing will be cancelled at the closing and he will receive a lump-sum cash payment calculated in accordance with the plan of arrangement; and (2) his outstanding RSUs which are vested or unvested as of the closing will be cancelled at the closing and he will receive a lump-sum cash payment in respect of both his vested and unvested RSUs calculated in accordance with the plan of arrangement. See "The Arrangement — Arrangement Mechanics". While all of Mr. Ashe's options would have vested on a change of control of Cognos, he has agreed that his outstanding options which are unvested as of the closing to a maximum "in the money" value of C$2,000,000 will be converted at closing into options to acquire, on the same terms and conditions as were applicable under such options, an adjusted number of shares of IBM common stock, at an adjusted exercise price (all calculated in accordance with the formula set out in the plan of arrangement). To the extent Mr. Ashe has outstanding options which are unvested as of the closing which exceed C$2,000,000, the options which vest last will be converted first. Any remaining options which are unvested as of the closing will be cancelled at the closing and Mr. Ashe will receive a lump-sum cash payment calculated in accordance with the plan of arrangement.

        If Mr. Ashe's employment is terminated by IBM for any reason, all of his converted options that have not vested will fully vest. If he resigns from IBM, he will not be entitled to this acceleration but instead any of his converted options that have not vested will be cancelled. Mr. Ashe has agreed to waive any claim he may have to any acceleration for good reason of his options or RSUs under his Cognos employment agreement, any stock option plan, and any other agreement or arrangement with us or any of our subsidiaries, affiliates or successors.

  Les Rechan

        Mr. Rechan's offer letter specifies that, in accordance with the arrangement agreement, (1) his outstanding options which are vested or unvested at the closing will be cancelled at the closing and he will receive a lump-sum cash payment in respect of both his vested and unvested options calculated in accordance with the plan of arrangement; and (2) his outstanding RSUs which are vested as of the closing will be cancelled at the closing and he will receive a lump-sum cash payment in respect of his vested RSUs calculated in accordance with the plan of arrangement. See "The Arrangement — Arrangement Mechanics". While all of Mr. Rechan's RSUs would have vested on a change of control of Cognos, he has agreed that his outstanding RSUs which are unvested as of the closing to a maximum value of C$2,000,000 will be converted at closing into an adjusted number of shares of IBM common stock (determined in accordance with the formula set out in the plan of arrangement), subject to the same terms and conditions as were applicable under the Cognos plan. To the extent Mr. Rechan has outstanding RSUs which are unvested as of the closing which exceed C$2,000,000, the RSUs which vest last will be converted first. Any remaining RSUs which are unvested as of the closing will be cancelled at the closing and Mr. Rechan will receive a lump-sum cash payment calculated in accordance with the plan of arrangement. The converted RSUs will fully vest on the 18-month anniversary of the closing.

        If Mr. Rechan's employment is terminated by IBM for any reason or in case of death or disability, all of his converted RSUs that have not vested will fully vest. If he resigns from IBM, he will not be entitled to this acceleration but instead any of his converted RSUs that have not vested will be cancelled. Mr. Rechan has agreed to waive any claim he may have to any acceleration for good reason of his options or RSUs under his Cognos employment agreement, any stock option plan, and any other agreement or arrangement with us or any of our subsidiaries, affiliates or successors.

  Peter Griffiths

        Mr. Griffiths' offer letter specifies that, in accordance with the arrangement agreement, (1) his outstanding options which are vested at the closing will be cancelled at the closing and he will receive a lump-sum cash payment calculated in accordance with the plan of arrangement; and (2) his outstanding RSUs which are vested or unvested as of the closing will be cancelled at the closing and he will receive a lump-sum cash payment in respect of both his vested and unvested RSUs calculated in accordance with the plan of arrangement. See "The Arrangement — Arrangement Mechanics". While all of Mr. Griffiths' options would have vested on a change of control of Cognos, he has agreed that his outstanding options which are unvested as of the closing to a maximum "in the money" value of C$1,000,000 will be converted at closing into options to acquire, on the same terms and conditions as were applicable under such options, an adjusted number of shares of IBM common stock at an adjusted exercise price (determined in accordance with the formula set out in the plan of arrangement). To the extent Mr. Griffiths has outstanding options which are unvested as of the closing which exceed C$1,000,000, the options which vest last will be converted first. Any remaining options which are unvested as of the closing will be cancelled at the closing and Mr. Griffiths will receive a lump-sum cash payment calculated in accordance with the plan of arrangement.

        If Mr. Griffiths' employment is terminated by IBM without just cause, all of his converted options that have not vested will fully vest. If he resigns from IBM, he will not be entitled to this acceleration but instead any of his converted options that have not vested will be cancelled. Mr. Griffiths has agreed to waive any claim he may have upon termination for good reason to any acceleration of vesting of his options or RSUs under his Cognos employment agreement, any stock option plan, and any other agreement or arrangement with us or any of our subsidiaries, affiliates or successors.

  Tom Manley

        Mr. Manley's offer letter specifies that, in accordance with the arrangement agreement, (1) his outstanding options which are vested or unvested as of the closing will be cancelled at the closing and he will receive a lump-sum cash payment in respect of both his vested and unvested options calculated in accordance with the plan of arrangement; and (2) his outstanding RSUs which are vested or unvested as of the closing will be cancelled at the closing and he will receive a lump-sum cash payment in respect of both his vested and unvested RSUs calculated in accordance with the plan of arrangement. See "The Arrangement — Arrangement Mechanics". Mr. Manley has further agreed to waive any claim he may have upon termination for good reason to any acceleration of vesting of his options or RSUs under his Cognos employment agreement, any stock option plan, and any other agreement or arrangement with us or any of our subsidiaries, affiliates or successors.

  John Jussup

        Mr. Jussup's offer letter specifies that, in accordance with the arrangement agreement, (1) his outstanding options which are vested as of the closing will be cancelled at the closing and he will receive a lump-sum cash payment calculated in accordance with the plan of arrangement; (2) his outstanding RSUs which are vested or unvested as of the closing will be cancelled at the closing and he will receive a lump-sum cash payment in respect of both his vested and unvested RSUs calculated in accordance with the plan of arrangement; and (3) his outstanding options which are unvested as of the closing will be converted at the closing into options to acquire, on the same terms and conditions as were applicable under such options, an adjusted number of shares of IBM common stock at an adjusted exercise price (determined in accordance with the formula set out in the plan of arrangement). See "The Arrangement — Arrangement Mechanics".

        At the end of Mr. Jussup's transition period, all of his converted options that have not vested will fully vest. In addition, if his employment is terminated by IBM without cause prior to the end of the transition period, all of his converted options that have not vested will fully vest. If he resigns from IBM or his employment with IBM is terminated for cause during the transition period, Mr. Jussup will not be entitled to this acceleration but instead any of his converted options that have not vested will be cancelled. Mr. Jussup has further agreed to waive any claim he may have upon termination for good reason to any acceleration of vesting of his options or RSUs under his Cognos employment agreement, any stock option plan, and any other agreement or arrangement with us or any of our subsidiaries, affiliates or successors.

  David Laverty

        Mr. Laverty's offer letter specifies that, in accordance with the arrangement agreement, (1) his outstanding options which are vested as of the closing will be cancelled at the closing and he will receive a lump-sum cash payment calculated in accordance with the plan of arrangement; (2) his outstanding RSUs which are vested or unvested as of the closing will be cancelled at the closing and he will receive a lump-sum cash payment calculated in accordance with the plan of arrangement; and (3) his outstanding options which are unvested as of the closing will be converted at the closing into options to acquire, on the same terms and conditions as were applicable under such options, an adjusted number of shares of IBM common stock at an adjusted exercise price (determined in accordance with the formula set out in the plan of arrangement). See "The Arrangement — Arrangement Mechanics".

        If Mr. Laverty's employment is terminated either by IBM without cause or by Mr. Laverty due to (1) a material diminution in his base compensation; (2) a material diminution in his total target cash opportunity; or (3) a material change in geographic location at which he must provide service, and upon Mr. Laverty's prior written notice and IBM's failure to cure, all of his converted options that have not vested will fully vest. If he resigns from IBM for a reason other than as set out above or his employment with IBM is terminated for cause, Mr. Laverty will not be entitled to this acceleration but instead any of his converted options that have not vested will be cancelled. Mr. Laverty has further agreed to waive any claim he may have to any acceleration for good reason of his options under his Cognos employment agreement, any stock option plan and any other agreement or arrangement with us or any of our subsidiaries, affiliates or successors.

  Cashed-Out Options

        The following table shows the total number of vested and unvested options held by each of our non-employee directors who holds options and by our executive officers as of December 10, 2007 that are expected to be exchanged for cash upon the closing of the arrangement, and the amounts to be paid for the same, regardless of whether such options are being exchanged for cash pursuant to provisions of the offer letters or provisions of the arrangement agreement described below under "— Offer Letters with IBM". The options have exercise prices ranging between $23.11 per share and $51.47 per share.

	Number of Unvested Options Accelerated and Cashed Out	Amount to be Paid for Unvested Options Accelerated and Cashed Out	Number of Existing Vested Options Cashed Out	Amount to be Paid for Existing Vested Options Cashed Out	Total Amount to be Paid for Options Cashed Out
Robert Ashe	121,132	$2,095,328	710,000	$15,785,835	$17,881,163
Tom Manley	192,500	2,942,442	383,700	8,921,016	11,863,458
Les Rechan	262,500	5,058,465	62,500	1,420,209	6,478,675
Peter Griffiths	116,125	2,023,857	301,750	5,558,043	7,581,899
John Jussup	—	—	67,250	1,167,777	1,167,777
David Laverty	—	—	111,222	2,057,558	2,057,558
Renato Zambonini	—	—	220,000	3,352,497	3,352,497
John E. Caldwell	—	—	25,000	304,944	304,944
Pierre Y. Ducros	—	—	5,000	117,427	117,427
Robert W. Korthals	—	—	5,000	117,427	117,427
William Russell	—	—	10,000	224,363	224,363
James Tory	—	—	5,000	117,427	117,427

  Cashed-Out RSUs

        The following table shows the total number of RSUs held by each of our executive officers as of December 10, 2007 that are expected to be exchanged for cash upon the closing of the arrangement, and the amounts to be paid for the same, regardless of whether such RSUs are being exchanged for cash pursuant to provisions of the offer letters or provisions of the arrangement agreement described below under "— Offer Letters with IBM".

	Unvested RSUs Accelerated and Cashed Out	Amount to be Paid for RSUs to be Cashed Out
Robert Ashe	94,000	$5,452,000
Tom Manley	46,100	2,673,800
Les Rechan	65,689	3,820,400
Peter Griffiths	50,600	2,934,800
John Jussup	16,120	934,960
David Laverty	23,300	1,351,400

  DSUs

        The following table shows the total number of DSUs held by each of our non-employee directors as of December 10, 2007 that are expected to be cancelled in exchange for cash upon the closing of the arrangement, and the amounts to be paid for the same.

	DSUs to be Cashed Out	Amount to be Paid for DSUs to be Cashed Out
Renato Zambonini	5,768	$334,572
John E. Caldwell	23,466	1,361,023
Paul Damp	23,317	1,352,398
Pierre Y. Ducros	19,576	1,135,430
David Galloway	3,019	175,114
Robert W. Korthals	20,232	1,173,450
Janet Perna	5,000	290,000
John Rando	24,766	1,436,416
William Russell	23,260	1,349,088
James Tory	29,401	1,705,250

  Restrictive Covenants

        Messrs. Ashe, Manley, Rechan, Griffiths, Jussup and Laverty have entered into holder agreements with IBM, pursuant to which they have agreed not to have a relationship during a specified non-compete period with any entity in the business of designing, developing, integrating, distributing, delivering, providing, marketing, licensing or selling software, technology or services that provide capabilities for business analytics, on-line analytical processing (OLAP), query and reporting, financial planning and consolidation, data warehousing, enterprise performance management tools related to business intelligence and analytic applications. In each case, the non-compete period is the longer of (1) two years following the effective time of the arrangement, and (2) the period of such executive officer's association with IBM or its affiliates as an employee, consultant, officer and/or director, and 18 months thereafter. The holder agreements also include restrictive covenants that prohibit these executive officers from: soliciting certain clients of IBM or IBM's software group; soliciting employees or consultants; hiring employees or consultants of IBM or IBM's software group; and from disrupting relationships between IBM's and IBM's software group's customers, suppliers and other parties, for the same periods.

  Conversion of Certain Equity Incentives Held by Executive Officers

        The plan of arrangement provides that each unvested Cognos option held by employees, including executive officers, that is outstanding and has not been duly exercised prior to the effective time will be exchanged for a replacement option, being an option to purchase from IBM or us (as IBM may determine) the number of shares of IBM common stock (rounded down to the nearest whole share) equal to (a) the exchange ratio (being the fraction, the numerator of which is $58.00 and the denominator of which is the volume weighted average of the closing prices per share of IBM common stock on the New York Stock Exchange Composite Transaction Tape on the five trading days immediately preceding the effective date) multiplied by (b) the number of our common shares subject to such option immediately prior to the effective time. Such replacement option will provide for an exercise price per share of IBM common stock (rounded up to the nearest whole cent) equal to (a) the exercise price per share otherwise purchasable pursuant to such option (calculated using the noon buying rates on the business day prior to the effective date that the Federal Reserve Bank of New York has certified for customs purposes in New York City for cable transfers payable in foreign currencies) divided by (b) the exchange ratio. The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of a replacement option will be the same as the option for which it was exchanged, and will be governed by the terms of the applicable plan pursuant to which such option was granted, and any certificate or option agreement previously evidencing the option will then be evidence and be deemed to evidence such replacement option.

        The plan of arrangement also provides that each unvested RSU held by employees, including executive officers, that is outstanding and has not been duly exercised prior to the effective time will be continued, except that, pursuant to the terms of our RSU plan, the terms of each such RSU will be amended so as to substitute for the common shares subject to such RSU such number of shares of IBM common stock equal to (a) the exchange ratio multiplied by (b) the number of common shares subject to such RSU immediately prior to the effective time. The aggregate number of shares of IBM common stock to be received by a holder of RSUs on any exchange of RSUs for shares of IBM common stock will be rounded down to the nearest whole share. Subject to the above, the term to expiry, conditions to and manner of exchanging, vesting schedule and all other terms and conditions of an RSU will remain the same as before the effective time and will be governed by the terms of our RSU plan, and any certificate or RSU agreement previously evidencing the RSU will then evidence and be deemed to evidence such RSU as amended.

        The number of options held by our executive officers to be so converted and the number of RSUs held by our executive officers to be so continued are as follows. For clarification, these unvested awards exclude all unvested awards held by the executive officers that will vest upon closing of the arrangement under their offer letters as described above under "— Offer Letters with IBM — Equity Compensation Arrangements."

	Number of Options to be Converted	Average Exercise Price	Number of RSUs to be Continued	Value of RSUs(1)
Robert Ashe	153,868	$40.72	—	$—
Les Rechan	—	—	34,131	1,979,610
Peter Griffiths	80,125	45.65	—	—
John Jussup	66,250	44.02	—	—
David Laverty	61,250	35.19	—	—

(1)
Based on the number of RSUs multiplied by the $58.00 per common share arrangement consideration.

        IBM has also agreed to a program pursuant to which certain Cognos employees holding Canadian dollar equity grants will be eligible to receive cash bonuses to neutralize the effect of exchange rate fluctuations. Non-employee directors are not eligible to participate in this program. See "— Transition Retention Cash Bonus Program".

  Indemnification and Exculpatory Provisions

        The arrangement agreement provides that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the arrangement now existing in favour of our and our subsidiaries' current or former directors or officers as provided in our respective certificates of incorporation or bylaws (or comparable organizational documents) and any indemnification or other agreements of Cognos as in effect on the date of the arrangement agreement shall survive the arrangement and continue in full force and effect, binding on our successors and assigns.

  Directors' and Officers' Insurance

        The arrangement agreement provides that IBM will obtain as of the effective time a "tail" directors' and officers' liability insurance policy with a claim period of six years from the effective time of the arrangement for acts or omissions occurring prior to the effective time of the arrangement covering those persons who were, as of the date of the arrangement agreement, covered by our directors' and officers' liability insurance policies, on terms no less favourable than those in effect on the date of the arrangement agreement. IBM's obligation to provide this insurance coverage is subject to a cap of 300% of the aggregate premiums paid by us for the period from November 11, 2007, to and including November 11, 2008. If IBM cannot obtain such a tail policy without exceeding the 300% cap, IBM is required to obtain as much insurance coverage as can be obtained for such 300% amount. In any event, IBM will not be required to make expenditures exceeding $2.35 million in the aggregate to obtain such tail policy.

  Transition Retention Cash Bonus Program

        At our request, IBM has agreed to allow us to institute a transition retention cash bonus program for certain Cognos employees holding Canadian dollar equity grants. The purpose of this program is to alleviate such employees' concerns with the value of their vested equity given the volatility of the Canadian dollar relative to the U.S. dollar and to ensure that such employees remain focused and motivated on delivering value to our customers as we move through the acquisition phase. Under the program, cash bonuses to neutralize the effect of exchange rate fluctuations may be paid immediately prior to the closing of the arrangement to those of our employees who meet the eligibility requirements.

        Employees holding Canadian dollar denominated options or RSUs immediately prior to the closing of the arrangement which are to be cashed out under the terms of the plan of arrangement will be eligible for this program. For each eligible employee, the bonus payment will be an amount (if positive) equal to:

  (a)
  C$55.91 minus the Canadian dollar equivalent of $58.00 (translated to Canadian dollars using the noon buying rates that the Federal Reserve Bank of New York has certified for customs purposes in New York City for cable transfers payable in foreign currencies) on the business day prior to the effective date; multiplied by

  (b)
  the number of Canadian dollar denominated vested options plus the number of Canadian dollar denominated vested RSUs, in each case, which are to be cashed out under the terms of the plan of arrangement; plus

  (c)
  in the case of vested options, such amount as is necessary to compensate for the amount of tax preference that would have been otherwise received by such eligible employee had the payment been treated as an eligible stock option benefit.

        This in effect will give employees holding Canadian dollar vested equity grants at the effective time protection from deterioration of equity values from November 13, 2007 to the business day prior to the effective date as a result of exchange rate volatility. On November 13, 2007, $58.00 was equivalent to C$55.91, based on an exchange rate of C$1.00 = $1.0375. If the Canadian dollar exchange rate against the U.S. dollar is lower on the business day prior to the effective date than it was on November 13, 2007, no additional payments will be made. Non-employee directors are not eligible to participate in this program.

  Other Benefits

        Following the end of our current fiscal year on February 29, 2008, we anticipate making incentive grants and increases in compensation to our personnel under our benefit plans, including our Share in Success Plan (which we refer to in this circular as the "SIS Plan"), in each case in the ordinary course of business consistent with past practice and based in part on normal year-end performance reviews. With respect to the SIS Plan, we and IBM have agreed that Robert Ashe, our President and Chief Executive Officer, will have the discretion to determine our payments under this plan through closing of the arrangement, on a pro rata basis, and in no event will a payment under the SIS Plan be less than 85% or, without IBM's consent, greater than 100%. If the closing of the arrangement occurs prior to February 29, 2008, we and IBM have agreed to cooperate following the closing, to determine the appropriate SIS Plan payouts for the remainder of our fiscal year in order to maximize performance against objectives. In certain circumstances, payouts to our executive officers under this plan may exceed the amounts to which such officers would otherwise have been entitled based on performance.

        We and IBM have also agreed that prior to the effective time of the arrangement, in accordance with a decision to terminate our Retirement Compensation Arrangement for Certain Executives, we will pay out, in a lump sum, the actuarial value of such arrangement to each of Robert Ashe and Tom Manley, tax adjusted in accordance with the terms of the Retirement Compensation Arrangement. We estimate that the relevant payments will not exceed approximately C$3,893,000 for Mr. Ashe and approximately C$1,761,000 for Mr. Manley (in each case in the aggregate and assuming a date of calculation of February 1, 2008).

        Prior to the effective date of the arrangement, we may advance $2,000,000 to Peter Griffiths as compensation for certain foregone tax benefits that would have accrued to him (had he not been a Canadian resident) as a result of his single trigger equity acceleration right upon a change of control. If Mr. Griffiths resigns during his three-year retention period after the effective date of the arrangement, he will be required to repay a maximum of $750,000, declining on a straight-line basis over the three-year term of the retention period.

  Security Ownership of Management and Certain Beneficial Owners

        The following table sets forth the beneficial ownership of our common shares as of December 10, 2007 for (1) our chief executive officer and our four most highly compensated executive officers serving at the end of fiscal 2007, each of whose combined salary and bonus for 2007 was in excess of $100,000; (2) our directors; (3) our directors and executive officers as a group; and (4) each person who, to our knowledge, is a shareholder holding more than a 5% interest in our common shares. Unless otherwise indicated, the address for each person is c/o Cognos Incorporated, 3755 Riverside Drive, P.O. Box 9707, Station T, Ottawa, Ontario, Canada, K1G 4K9.

Name	Shares Beneficially Owned	Percentage Ownership(1)
McLean Budden Ltd. 145 King Street West Toronto, Ontario, Canada M5H 1J8	7,464,550	8.88%
John E. Caldwell	25,800	0.03%
Pierre Y. Ducros	20,000	0.02%
Paul Damp	3,000	0.004%
James Tory	46,000	0.05%
Robert W. Korthals	37,000	0.04%
David Galloway	2,400	0.003%
John Rando	5,000	0.01%
William Russell	10,000	0.01%
Renato Zambonini	403,597	0.48%
Robert Ashe	945,591	1.12%
Peter Griffiths	447,811	0.53%
Tom Manley	602,600	0.72%
John Jussup	70,088	0.08%
Les Rechan	325,000	0.39%
David Laverty	117,434	0.14%

(1)
Beneficial ownership is calculated in accordance with SEC rules. In computing the number of common shares beneficially owned by a person or group and the percentage ownership of that person or group, common shares subject to options held by that person that are currently exercisable, or become exercisable within 60 days following December 10, 2007, are deemed outstanding. However, shares subject to options are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes to this table, the persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Intentions of Cognos Directors and Executive Officers

        All of the directors and executive officers of Cognos, who collectively owned 462,642 common shares as of December 10, 2007, representing less than 1% of our outstanding common shares, have indicated to us that they intend to vote in favour of the special resolution.

THE ARRANGEMENT AGREEMENT

        The following sections describe the material provisions of the arrangement agreement among IBM, Acquisition Sub and Cognos dated November 11, 2007. The summary of the material terms of the arrangement agreement below and elsewhere in this circular is qualified in its entirety by reference to that agreement, a copy of which is attached to this circular as Appendix B. This summary may not contain all of the information about the arrangement agreement that is important to you. You are encouraged to read carefully the arrangement agreement in its entirety.

        The arrangement agreement has been included with this circular to provide you with information regarding its terms. It is not intended to provide any factual, business or operational information about Cognos. Such information can be found elsewhere in this circular and in our other public filings, as described under "Additional Information".

        The arrangement agreement contains representations and warranties that Cognos, IBM and Acquisition Sub made to each other. Certain representations and warranties were made as of specific dates and other representations and warranties are subject to qualifications, limitations and exceptions agreed to by Cognos, IBM and Acquisition Sub in connection with negotiating the terms of the arrangement agreement. Moreover, many of these representations and warranties are subject to contractual standards of materiality that may be different from those generally applicable to disclosures to shareholders and in some cases may have been made solely for the purpose of allocating risk among Cognos, IBM and Acquisition Sub, and to provide contractual rights and remedies to the parties rather than to establish matters as facts. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of affairs.

Form of the Arrangement

        Subject to the terms and conditions of the arrangement agreement and in accordance with Canadian law, at the effective time of the arrangement, among other things, Acquisition Sub will acquire all of our common shares pursuant to the plan of arrangement attached hereto as Appendix D. Pursuant to the arrangement, at the effective time of the arrangement, we will become a wholly-owned subsidiary of Acquisition Sub and an indirect subsidiary of IBM.

Effective Date and Effective Time of the Arrangement

        The arrangement agreement provides that the effective date is the date upon which the arrangement becomes effective as established by the date of issue shown on the certificate issued by the Director appointed pursuant to the CBCA. The effective time means 12:01 a.m. (Eastern time) on the effective date of the arrangement.

Representations and Warranties

        Of Cognos.    We made a number of representations and warranties to IBM and Acquisition Sub relating to, among other things:

  •
  our and our subsidiaries' proper organization, good standing, qualifications, power to operate our business, and similar corporate matters;

  •
  our subsidiaries;

  •
  our articles and bylaws;

  •
  our capitalization, including our outstanding common shares, RSUs, DSUs and options, common shares subject to our Employee Stock Purchase Plan and the validity of prior issuances of common shares, as well as our subsidiaries;

  •
  our stock exchange listings;

  •
  our corporate power and authority to enter into and perform the arrangement agreement and related matters with respect to the arrangement;

  •
  the authorization, approval, execution and delivery by us of the arrangement agreement and the transactions contemplated by the arrangement agreement;

  •
  the absence of any violation of, or conflict with, our organizational documents, applicable law or certain agreements as a result of entering into the arrangement agreement and consummating the arrangement;

  •
  required consents and approvals of governmental entities as a result of the arrangement;

  •
  our status as a "reporting issuer" under Canadian securities laws and our status as a "foreign private issuer" and certain additional requirements under the Exchange Act;

  •
  documents we have filed with the Canadian provincial securities regulatory authorities and the SEC since February 28, 2004, and the accuracy and preparation of certain specified financial statements (subject to certain materiality standards) and other information contained in those documents;

  •
  our compliance with the Sarbanes-Oxley Act of 2002, including internal control over financial reporting and disclosure controls and procedures;

  •
  the accuracy of information supplied by us in connection with this circular;

  •
  the absence of any material adverse effect (as described below); dividend or distribution; stock split, combination or reclassification of our capital; material grants, payments, benefits, compensation or benefit increases to personnel; adoption, termination or material amendments to certain employment, deferred compensation, change in control, severance, termination, loan, indemnification, retention, stock repurchase, consulting, or similar agreements; stock incentive grants to employees other than in the ordinary course of our business; material changes in financial or tax accounting methods, principals, or practices (other than as required by generally-accepted accounting principles or by applicable law); material tax elections or changes in material tax elections; settlement or compromise of material income tax liability; material write-downs of material assets; or certain licensing or other agreements with regard to any material intellectual property or rights thereto, in each case from February 28, 2007 through the date of the arrangement agreement;

  •
  continuation of pricing, sales, receivables, and payables practices in the ordinary course of business consistent with past practice, and the absence of promotional sales or discount activity outside the ordinary course of business, in each case since February 28, 2007;

  •
  certain outstanding, pending and threatened litigation as of the date of the arrangement agreement;

  •
  certain specified types of contracts, including material contracts;

  •
  possession of all material licenses and permits necessary to operate our properties and assets and carry on our business;

  •
  our compliance with applicable laws, permits and judgments;

  •
  the absence of the adoption, entry into, termination, amendment, or modification, in any material respect, of any benefit plans since February 28, 2007;

  •
  the absence of certain labour and union agreements, activity, charges, or complaints, and the compliance with employment laws, in each case since February 28, 2005;

  •
  environmental matters;

  •
  matters relating to our benefit plans and agreements and compliance with the Employee Retirement Income Security Act of 1974;

  •
  certain tax matters;

  •
  title to our material properties and tangible assets and rights to our interests in real property;

  •
  our intellectual property;

  •
  our insurance policies;

  •
  the voting requirements in order to approve, adopt or consummate the arrangement;

  •
  our engagement of, and payment of fees to, brokers, investment bankers and financial advisors, and fees payable by us to other advisors in connection with the arrangement agreement and the arrangement;

  •
  our receipt of a fairness opinion from Lehman Brothers;

  •
  the absence of unlawful payments, contributions and gifts;

  •
  our contracts and relationships with governmental entities; and

  •
  matters related to regulatory approvals required for the arrangement.

        Of IBM and Acquisition Sub.    IBM and Acquisition Sub made a number of representations and warranties in the arrangement agreement relating to, among other things:

  •
  their proper organization, good standing and corporate power to operate their respective businesses;

  •
  their corporate power and authority to enter into and perform the arrangement agreement and related matters with respect to the arrangement;

  •
  the authorization, approval, execution and delivery by them of the arrangement agreement and the transactions contemplated by the arrangement agreement;

  •
  the absence of any violation of, or conflict with, their organizational documents, applicable law or certain agreements as a result of entering into the arrangement agreement and consummating the arrangement;

  •
  required consents and approvals of governmental entities as a result of the arrangement;

  •
  the accuracy of information supplied by them in connection with this circular;

  •
  Acquisition Sub's lack of prior operating activity;

  •
  the sufficiency of IBM's cash resources to pay the aggregate cash proceeds per common share and to carry out the other transactions contemplated by the arrangement agreement; and

  •
  ownership of our common shares by IBM.

        Expiration of Representations and Warranties.    The representations and warranties of each of the parties to the arrangement agreement will expire upon completion of the arrangement.

Conduct of Our Business Before Closing of the Arrangement

        Under the arrangement agreement, we have agreed that prior to the effective time of the arrangement, subject to certain exceptions, unless we obtain IBM's prior written consent, we will carry on our, and will cause each of our subsidiaries to carry on their, businesses in the ordinary course consistent with past practice, and use commercially reasonable efforts to comply with all applicable laws and, to the extent consistent therewith, use commercially reasonable efforts to keep available the services of our present officers, software developers and other key employees and to preserve our assets and technology and preserve our relationships with customers, suppliers, licensors, licensees, distributors, and others having material business dealings with us and maintain our material franchises, rights and permits.

        In addition we have agreed, with specified exceptions, to various additional restrictions, including restrictions on our and our subsidiaries' ability to:

  •
  declare, set aside or pay any dividends on (other than in the ordinary course and consistent with past practice), or other distributions in respect of, our capital;

  •
  split, combine or reclassify our capital, issue any other securities in respect of, in lieu of or in substitution for shares of our capital or other equity or voting interests;

  •
  purchase, redeem or otherwise acquire any of our or our subsidiaries' securities, other than in connection with the forfeiture of outstanding RSUs;

  •
  amend, modify or change the term of any indebtedness;

  •
  grant any bonus opportunity, loan or increase in compensation or benefits to any current or former director, officer, employee, contractor, or consultant, other than normal bonus opportunities or increases of base compensation or benefits in the ordinary course consistent with past practice;

  •
  pay any bonus to any of our personnel other than bonuses accrued in the ordinary course consistent with past practice or otherwise expressly required under any of our benefit plans or agreements;

  •
  grant to any current director or officer any severance, change in control, termination, or similar compensation or benefits, or increases therein or the right to receive any severance, change in control, termination, or similar compensation or benefits, or increases therein, or grant to any of our other personnel any material severance, change in control, termination, or similar compensation or benefits or material increases therein or the right to receive any material severance, change in control, termination, or similar compensation or benefits or material increases therein;

  •
  adopt or enter into, or agree to adopt or enter into, any material amendment or modification to any employment, deferred compensation, change in control, severance, termination, loan, indemnification, retention, stock repurchase, or similar agreement with any of our personnel, or any material consulting agreement with any of our other personnel;

  •
  adopt or enter into, or agree to adopt or enter into, any contract with any of our personnel, the benefits of which are contingent on the occurrence of a merger or other business combination (including the arrangement);

  •
  adopt or enter into, or agree to adopt or enter into, any trust or insurance contract or other agreement to fund or otherwise secure payment of any compensation or benefit to any of our personnel;

  •
  issue, deliver, sell, pledge, or otherwise encumber any of our or our subsidiaries' equity securities, other than issuing our common shares upon the exercise of outstanding options;

  •
  amend or propose to amend our or our subsidiaries' articles or bylaws or similar organizational documents;

  •
  acquire or agree to acquire any business or person or division thereof, or any other assets other than assets acquired in the ordinary course of business consistent with past practice;

  •
  sell, lease, license, encumber, or dispose of our material properties or assets, other the licensing of intellectual property and inventory sales in the ordinary course of business consistent with past practice and permitted liens incurred in the ordinary course of business consistent with past practice;

  •
  repurchase, prepay or incur any indebtedness, or issue and sell options, warrants, calls, or other rights to acquire any debt securities, enter into any "keep well" or other contract to maintain any financial statement or similar condition of another person, or enter any similar arrangement;

  •
  make any loans, capital contributions to, or investments in, any person other than us or any of our direct or indirect wholly-owned subsidiaries and other than customary travel and other advances to employees, officers and directors in the ordinary course of business consistent with past practice;

  •
  incur or commit to incur capital expenditures in excess of $2 million individually or $10 million in the aggregate;

  •
  pay, discharge, settle, or satisfy any material claims, liabilities or obligations, other than certain specified claims, liabilities or obligations;

  •
  waive, relinquish, release, grant, transfer, or assign any right of material value;

  •
  waive any material benefits of, agree to modify in any adverse respect, fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar agreement;

  •
  enter into any lease or sublease of real property, modify or amend any lease or sublease of real property other than in the ordinary course of business consistent with past practice, and in the case of extensions or renewals, in no event without ten business days prior notice to IBM;

  •
  acquire any interest in real property;

  •
  modify or amend in any material respect or in any manner that is adverse to the company, or accelerate, terminate or cancel any material contract;

  •
  adopt, enter into, terminate, amend, or modify in any material respect that increases our obligation thereunder any of our benefit plans or benefit agreements; increase the compensation or benefits of, pay any bonus or grant any loan to any personnel, other than to personnel who are not directors and officers in the ordinary course of business consistent with past practice; pay or provide any compensation or benefit not provided for under an existing benefit plan or benefit agreement, other than in the ordinary course of business consistent with past practice; grant any awards under any benefit plan or remove or modify any restrictions in any benefit plan or benefit agreement or award made thereunder; take any action to fund or secure the payment of compensation or benefits under any benefit plan or benefit agreement; take any action to accelerate the time of payment or vesting of any compensation or benefits under any benefit plan or agreement; or make any determination under any benefit plan or agreement that is inconsistent with the ordinary course of business or past practice;

  •
  enter into any contract restricting our or our subsidiaries' ability to assign all or any portion of our or our subsidiaries' rights, interests or obligations thereunder;

  •
  take or fail to take any action if such action or failure to act is reasonably likely to result in any of our representations and warranties set forth in the arrangement agreement that are qualified as to materiality becoming untrue (as so qualified), or any of our representations and warranties that are not so qualified becoming untrue in any material respect;

  •
  except as required by law, adopt or enter into any collective bargaining agreement or other labour union contract applicable to our or our subsidiaries' employees, or the termination, other than for cause, death or disability or in the ordinary course of business, of the employment of any of our personnel who has an employment, severance or similar contract with us or our subsidiaries;

  •
  write-down any of our material assets, including any intellectual property, or make any material changes in financial or tax accounting principle, method, or practice, in each case, except as required by generally accepted accounting principles or applicable law;

  •
  except in the ordinary course of business consistent with past practice, engage in any promotional sales or discount activity or other practice with the effect of accelerating sales or the collection of receivables, or postponing payments to be made by us or our subsidiaries;

  •
  any action or failure to take any action which would result in the material loss or reduction of value of our intellectual property, taken as a whole;

  •
  enter into, extend, amend, or renew certain specified contracts, including material contracts; or

  •
  authorize any of, or commit, resolve or agree to take any of the foregoing actions.

        In addition, we have also agreed that, before the effective time of the arrangement, we will:

  •
  timely file, and cause our subsidiaries and each affiliated, combined, consolidated or unitary group of which we or any of our subsidiaries are a member to timely file, all material tax returns required to be filed, and timely withhold, collect, remit and pay all taxes as required by applicable law;

  •
  accrue a reserve in our books and records and financial statements in accordance with U.S. generally accepted accounting principles and past practices for all taxes payable by us or any of our subsidiaries for which returns are not due before the effective time of the arrangement;

  •
  promptly notify IBM of any suit, claim, action, investigation, proceeding, or audit pending against or with respect to us or any of our subsidiaries in respect of any material tax and will not settle or compromise any such suit, claim, action, investigation, proceeding, or audit relating to taxes without IBM's consent;

  •
  not amend any material tax return and not make, rescind or change any, or allow our subsidiaries to make, rescind or change any, material tax election without IBM's consent; and

  •
  retain, and cause our subsidiaries to retain, all records necessary to prepare tax returns and tax audits.

Conduct of IBM

        IBM has agreed not to, and to cause its subsidiaries not to, take any action that is reasonably likely to result in any representation and warranty of IBM set forth in the arrangement agreement that is qualified as to materiality becoming untrue (as so qualified), or any such representation and warranty that is not so qualified becoming untrue in any material respect.

No Solicitation of Third Parties by Cognos

        In General.    We and our subsidiaries will not, and will not permit or authorize our or our subsidiaries' respective directors, officers, employees, investment bankers, attorneys, accountants, or other advisors, or representatives to, directly or indirectly:

  •
  solicit, initiate or knowingly encourage, or take any other action knowingly to facilitate, any takeover proposal or any inquiries or the making of any proposal that is reasonably likely to lead to a takeover proposal; or

  •
  enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information with respect to, or otherwise cooperate in any way with any person with respect to any takeover proposal.

        For purposes of the arrangement agreement, "takeover proposal" means any inquiry, proposal or offer from any person, other than IBM, Acquisition Sub or any affiliate of IBM or Acquisition Sub, relating to, or that is reasonably likely to lead to, any direct or indirect acquisition or purchase of:

  •
  assets or businesses that constitute or generate 15% or more of the total revenue, net income, EBITDA, or assets of Cognos and our subsidiaries, taken as a whole; or

  •
  15% or more of our outstanding common shares or the shares of any class or other equity or voting interests in any one or more of our subsidiaries that, in the aggregate, hold the assets or businesses described above.

        Unsolicited Takeover Proposals.    Before our shareholders approve the proposal to adopt the arrangement, in response to a bona fide written unsolicited takeover proposal, our board of directors can furnish information, subject to a confidentiality agreement (on terms no less restrictive than those contained in the confidentiality agreement between us and IBM), and participate in discussions or negotiations, but only if our board of directors determines in good faith that the takeover proposal constitutes or is reasonably likely to lead to a "superior proposal."

        For purposes of the arrangement agreement, "superior proposal" means any binding, bona fide unsolicited written offer made by any person other than IBM, Acquisition Sub or any affiliate of IBM or Acquisition Sub, which did not result from a breach of the non-solicitation covenants contained in the arrangement agreement, that would result in such person acquiring, directly or indirectly, more than 50% of the voting power of our shares, or all or substantially all of the assets of Cognos and our subsidiaries, taken as a whole, and which, in the good faith judgment of our board of directors (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel), is more favourable to our shareholders, from a financial point of view, than the arrangement (taking into account all terms and conditions of the takeover proposal and the arrangement agreement, including the abilities of the parties to consummate the transactions contemplated by the arrangement agreement and any changes to the arrangement agreement proposed by IBM in response to such proposal), and is reasonably capable of being completed, taking into account all financial, legal, regulatory, and other aspects of such proposal.

        We have agreed to notify IBM as promptly as possible if we receive, and in any event within 24 hours after we first obtain knowledge of, any takeover proposal, request for information or inquiry that we reasonably believe could lead to or contemplates a takeover proposal, and have agreed to provide IBM with the terms and conditions of any such takeover proposal, request or inquiry, and the identity of the person making such takeover proposal, request or inquiry. Additionally, we have agreed to keep IBM informed of the status of any such takeover proposal, request or inquiry, including any changes to the terms thereof, and to promptly provide IBM with copies of all written communications relating to such takeover proposal.

Change in Board Recommendation

        We have agreed that neither our board of directors nor any committee of our board of directors will:

  •
  withdraw or modify in a manner adverse to IBM or Acquisition Sub, or propose publicly to withdraw or modify in a manner adverse to IBM or Acquisition Sub, the recommendation or declaration of advisability by our board of directors or any committee of our board of directors of the arrangement agreement or the arrangement, or recommend or propose publicly to recommend the approval or adoption of any takeover proposal, or resolve or agree to take any such action (we refer in this circular to any such action or agreement as an "adverse recommendation change");

  •
  adopt or approve any takeover proposal, propose the approval or adoption of any takeover proposal or resolve or agree to take any such action; or

  •
  cause or permit us to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, arrangement agreement, merger agreement, amalgamation agreement, option agreement, joint venture agreement, partnership agreement, or other agreement constituting or related to, or which is intended to or reasonably likely to lead to any takeover proposal, or resolve or agree to take any such action.

        Notwithstanding our obligations under the arrangement agreement, our board of directors may, in response to a superior proposal or an intervening event (as described below), make an adverse recommendation change, if:

  •
  our board of directors determines in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) that the failure to do so is reasonably likely to result in a breach of its fiduciary duties under applicable law;

  •
  our board of directors provides prior written notice to IBM (which we refer to in this circular as an "adverse recommendation change notice") that it is prepared to make an adverse recommendation change and provides to IBM the most current version of any written agreement relating to the superior proposal or provides details describing the intervening event;

  •
  IBM has been given five business days to make a proposal which, in the reasonable good faith judgment of our board of directors (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel), either causes the superior proposal to no longer constitute a superior proposal or obviates the need for an adverse recommendation change as a result of the intervening event; and

  •
  during the five business day period before our board of directors makes an adverse recommendation change, we negotiate in good faith with IBM regarding any revisions to terms of the arrangement proposed by IBM.

        For purposes of the arrangement agreement, an "intervening event" means an event, unknown to our board of directors as of the date of the arrangement agreement (or, if known, the material consequences of which are not known to or understood by our board of directors as of the date of the arrangement agreement), which event (or any material consequence of which) becomes known to or by (or understood by) our board of directors before our shareholders approve the proposal to adopt the arrangement agreement and which causes our board of directors to conclude in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that its failure to effect an adverse recommendation change is reasonably likely to result in a breach of its fiduciary duties under applicable law. The term "intervening event" does not include the receipt, existence or terms of a takeover proposal or any matter relating to a takeover proposal or any consequence of a takeover proposal.

        The covenant in the arrangement agreement generally prohibiting us from soliciting acquisition proposals does not prevent us from making any disclosure to our shareholders, or taking and disclosing to our shareholders a position, if our board of directors determines in good faith that failure to take such action would be inconsistent with applicable law. We are, however, required to hold the meeting regardless of whether our board of directors determines at any time that the arrangement is no longer advisable or recommends that our shareholders reject the special resolution or any other adverse recommendation change has occurred at any time, and the special resolution shall be voted on before any other matter at the meeting.

Conditions to Closing

        Mutual Conditions.    The obligations of the parties to complete the arrangement are subject to the following mutual conditions:

  •
  approval of the special resolution by the requisite shareholder votes at the meeting;

  •
  the expiration or termination of the waiting period under applicable United States antitrust laws, and the receipt or expiration, as applicable, of any material approval or waiting period under any other applicable competition, merger control, antitrust, or similar law;

  •
  the absence of any temporary restraining order, preliminary or permanent injunction, or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition that has the effect of preventing the consummation of the arrangement;

  •
  the interim order and the final order shall each have been obtained in form and substance satisfactory to each of the parties to the arrangement agreement, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

  •
  the receipt of an advance ruling certificate under the Competition Act (Canada) or the expiration or earlier termination of the applicable waiting period under the Competition Act (Canada) and receipt of a letter confirming that the Commissioner of Competition has determined that grounds do not exist to make an application to the Competition Tribunal under the merger provisions of the Competition Act (Canada) for an order in respect of the transactions contemplated by the arrangement agreement, on terms satisfactory to Cognos and IBM, acting reasonably; and

  •
  the determination or deemed approval by the Minister of Industry (Canada) under the Investment Canada Act that the transactions contemplated by the arrangement agreement are of "net benefit to Canada" for purposes of the Investment Canada Act.

        Conditions to IBM's and Acquisition Sub's Obligations to Complete the Arrangement.    IBM's and Acquisition Sub's obligations to complete the arrangement are subject to the following additional conditions:

  •
  our representations and warranties contained in the arrangement agreement that are qualified by materiality shall be true and correct (as so qualified), and our representations and warranties contained in the arrangement agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of the arrangement agreement and as of the effective date of the arrangement, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of that date, except, in each case, where the failure of such representations and warranties to be so true and correct does not make it inadvisable, in the reasonable judgment of IBM, to proceed with the arrangement;

  •
  the performance, in all material respects, by us of all obligations required to be performed by us under the arrangement agreement;

  •
  no material adverse effect on or with respect to us shall have occurred since the date of the arrangement agreement;

  •
  our delivery to IBM at closing of a certificate with respect to the satisfaction of the foregoing conditions relating to representations, warranties, obligations, and the absence of any material adverse effect with respect to us; and

  •
  there shall be no litigation by any third party with any reasonable likelihood of success, or by any governmental entity that challenges or seeks to restrain or prohibit the arrangement, that seeks to obtain from IBM or any of its subsidiaries any damages that are material, individually or in the aggregate, in relation to the value of Cognos and our subsidiaries taken as a whole, that seeks to prohibit or limit or place conditions on the ownership and operation of our business or the business of IBM, that seeks to impose limitations on the ownership of any of our common shares, or that seeks to prohibit IBM or its affiliates from controlling in any respect our business or operations, or prevent us or our subsidiaries from operating any of our respective businesses in substantially the same manner as prior to the date of the arrangement agreement, and there shall be no temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction or other legal restraint or prohibition to do any of the foregoing.

        Conditions to Our Obligation to Complete the Arrangement.    Our obligation to complete the arrangement is subject to the following additional conditions:

  •
  IBM's and Acquisition Sub's representations and warranties contained in the arrangement agreement that are qualified by materiality shall be true and correct (as so qualified), and IBM's and Acquisition Sub's representations and warranties contained in the arrangement agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of the arrangement agreement and as of the effective date of the arrangement, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of that date;

  •
  the performance, in all material respects, by IBM and Acquisition Sub of all obligations required to be performed by them under the arrangement agreement; and

  •
  IBM's delivery to us at closing of a certificate with respect to the satisfaction of the foregoing conditions relating to representations, warranties and obligations.

Termination of the Arrangement Agreement

        The arrangement agreement may be terminated and the arrangement may be abandoned at any time prior to the effective time of the arrangement, whether before or after approval of our shareholders has been obtained, as follows:

  •
  by mutual written consent of IBM, Acquisition Sub, and us;

  •
  by either IBM or us if:

  •
  the arrangement has not been completed by May 11, 2008, provided that a party cannot invoke this right to terminate if its action or failure to act has been a principal cause of or resulted in the failure to complete the arrangement, and such action or failure to act was a breach of the arrangement agreement;

  •
  any temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction or other legal restraint or prohibition having the effect of preventing the closing of the arrangement is in effect and has become final and nonappealable; or

  •
  our shareholders do not adopt the arrangement agreement at a duly held special meeting called for such purpose;

  •
  by IBM if:

  •
  our board of directors makes an adverse recommendation change or we have delivered an adverse recommendation change notice to IBM;

  •
  IBM is not in material breach of its obligations under the arrangement agreement and we have breached any of our representations and warranties or failed to perform any of our covenants or other agreements in the arrangement agreement such that the closing conditions would not be satisfied and we are not capable of curing such breach or failure to perform by May 11, 2008, or, if capable of being cured, we do not cure such breach or failure to perform by May 11, 2008, or we do not commence to cure, and thereafter diligently pursue to cure, such breach or failure to perform within 10 business days after receipt of written notice from IBM; or

  •
  if any temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction or other legal restraint or prohibition that challenges or seeks to restrain or prohibit the arrangement, that seeks to obtain from IBM or any of its subsidiaries any damages that are material, individually or in the aggregate, in relation to the value of Cognos and our subsidiaries taken as a whole, that seeks to prohibit or limit or place conditions on the ownership and operation of our business, that seeks to impose limitations on the ownership of any of our common shares, or that seeks to prohibit IBM from controlling in any respect our business or operations shall be in effect and shall have become final and nonappealable; or

  •
  by us if we are not in material breach of our obligations under the arrangement agreement and IBM has breached any of its representations and warranties or failed to perform any of its covenants or other agreements in the arrangement agreement such that the closing conditions would not be satisfied and it is not capable of curing such breach or failure to perform by May 11, 2008, or, if capable of being cured, it does not cure such breach or failure to perform by May 11, 2008, or it does not commence to cure, and thereafter diligently pursue to cure, such breach or failure to perform within 10 business days after receipt of written notice from us.

Termination Fee and Expenses

        The arrangement agreement provides that, in general, regardless of whether the arrangement is consummated, all fees and expenses incurred by the parties in connection with the arrangement agreement and the arrangement will be borne by the party incurring such fees and expenses. The arrangement agreement requires, however, that we pay IBM a termination fee of $150 million if:

  •
  a takeover proposal has been publicly made known to us, any person has publicly announced an intention to make a takeover proposal, a takeover proposal is made directly to our shareholders, or a takeover proposal becomes widely known to our shareholders, and thereafter the arrangement agreement is terminated by either IBM or us because:

  •
  the arrangement has not been consummated by May 11, 2008; or

  •
  the meeting has been held and our shareholders did not adopt the arrangement agreement at the meeting (or any adjournment or postponement thereof);

    and within 12 months after such termination, we or any of our subsidiaries enters into an acquisition agreement with respect to, or consummates, a takeover proposal (with all percentages in the definition of takeover proposal increased from 15% to 40%); or

  •
  the arrangement agreement is terminated by IBM because our board of directors delivered an adverse recommendation change notice to IBM or an adverse recommendation change has occurred.

        Our management and board of directors estimate that our expenses in connection with the arrangement will total approximately $35 million.

Indemnification and Insurance

        The arrangement agreement provides that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the arrangement now existing in favour of our and our subsidiaries' current or former directors or officers as provided in our respective certificates of incorporation or bylaws (or comparable organizational documents) and any indemnification or other agreements of Cognos as in effect on the date of the arrangement agreement shall survive the arrangement and continue in full force and effect, binding on our successors and assigns.

        IBM will obtain as of the effective time a "tail" directors' and officers' liability insurance policy with a claim period of six years from the effective time of the arrangement for acts or omissions occurring prior to the effective time of the arrangement covering those persons who were, as of the date of the arrangement agreement, covered by our directors' and officers' liability insurance policies, on terms no less favourable than those in effect on the date of the arrangement agreement. IBM's obligation to provide this insurance coverage is subject to a cap of 300% of the aggregate premiums paid by us for the period from November 11, 2007, to and including November 11, 2008. If IBM cannot obtain such a tail insurance policy without exceeding the 300% cap, IBM is required to obtain as much insurance coverage as can be obtained for such 300% amount. In any event, IBM will not be required to make expenditures exceeding $2.35 million in the aggregate to obtain such tail insurance policy.

Material Adverse Effect

        For purposes of the arrangement agreement, a material adverse effect means any fact, change, development, event, occurrence, action, omission, or effect that, individually or in the aggregate, is reasonably likely to result in a material adverse effect on the business, assets, properties, financial condition, or results of operations of Cognos and our subsidiaries, taken as a whole, or is reasonably likely to result in a material impairment on the ability of IBM and its subsidiaries to continue operating the business of Cognos and our subsidiaries after the arrangement in substantially the same manner as it was operated immediately before the date of the arrangement agreement. However, a material adverse effect does not include any facts, changes, developments, events, occurrences, actions, omissions, or effects:

  •
  generally affecting the industry in which we primarily operate, or the domestic or international economy or financial or capital markets, to the extent they do not disproportionately affect us and our subsidiaries, taken as a whole, in relation to the other companies in the industry in which we primarily operate, including changes to interest or exchange rates; or

  •
  arising out of, resulting from, or attributable to:

  •
  changes in law, in generally accepted accounting principles, or in accounting standards;

  •
  the announcement of the arrangement agreement or the anticipated consummation of the arrangement, including the impact on employee, customer, supplier, distributor, partner, and other relationships;

  •
  acts of war, sabotage or terrorism, or escalation or worsening of acts of war, sabotage or terrorism, threatened or underway as of the date of the arrangement agreement, to the extent that they do not disproportionately affect us or our subsidiaries, taken as a whole, in relation to other companies in the industry in which we primarily operate;

  •
  earthquakes, hurricanes, tornados, or other natural disasters, to the extent that they do not disproportionately affect us or our subsidiaries, taken as a whole, in relation to other companies in the industry in which we primarily operate;

  •
  any decline in market price or change in trading volume of our capital stock or any failure by us to meet publicly announced revenue or earnings projections or internal projections (however, the cause or causes of any such decline, change or failure may be deemed to constitute a material adverse effect and may be considered when determining whether a material adverse effect has occurred); or

  •
  any suit, claim, action, or proceeding that does not have a reasonable likelihood of success on its merits, whether commenced or threatened, which asserts allegations of a breach of fiduciary duty relating to the arrangement agreement, violations of securities laws in connection with this circular, or otherwise in connection with any transactions contemplated by the arrangement agreement.

Extension, Waiver and Amendment of the Arrangement Agreement

        We, IBM and Acquisition Sub may amend the arrangement agreement at any time. However, after shareholder approval has been obtained, no amendment can be made that by law requires further approval by the shareholders of the parties without the further approval of such shareholders.

        We, IBM or Acquisition Sub may extend the time for performance of any of the obligations or other acts of the other parties under the arrangement agreement, waive any inaccuracies in the other parties' representations and warranties and waive compliance with any of the agreements or conditions contained in the arrangement agreement. However, after shareholder approval has been obtained, no waiver may be made by the parties that by law requires further approval by shareholders of the parties without the further approval of such shareholders.

Pre-Acquisition Reorganization

        Under the arrangement agreement, we have agreed to effect prior to the effective date such reorganizations of our business, operations, subsidiaries and assets or such other transactions (which we refer to in this circular as a "pre-acquisition reorganization") as IBM or Acquisition Sub may reasonably request prior to the effective date, and the plan of arrangement, if required, shall be modified accordingly, provided that IBM shall provide written notice to us of any proposed pre-acquisition reorganization in reasonable detail at least 10 business days prior to the date of the meeting. Notwithstanding the foregoing, we will not be obligated to effect any pre-acquisition reorganization which, in our opinion, acting reasonably, would (A) materially impede or materially delay the consummation of the arrangement or the making of any superior proposal by any other person, (B) materially interfere with the ongoing operations of Cognos or our subsidiaries, (C) require Cognos or any of our subsidiaries to contravene any applicable laws, our respective organizational documents or any contract, or (D) reasonably be expected to result in any taxes being imposed on, or any adverse tax or other consequences to, any shareholder incrementally greater than the taxes or other consequences to such party in connection with the consummation of the arrangement in the absence of any pre-acquisition reorganization. IBM has agreed to indemnify and hold us harmless from and against any cost, liability or expense incurred by us as a result of any pre-acquisition reorganization undertaken if the arrangement is not completed.

Other Agreements

        In addition to the agreements described above, except as would violate applicable laws, the parties have agreed in the arrangement agreement to take several other actions, including the following:

  •
  we have agreed to provide IBM information concerning our business and to give IBM access to our books, records, properties, and personnel and to cause our subsidiaries to do the same;

  •
  we and IBM have agreed to consult with each other prior to issuing any press release or other public announcements with respect to the arrangement;

  •
  we have agreed to give prompt notice to IBM of the occurrence of certain matters or events, including matters or events affecting our business, assets, properties, condition (financial or otherwise), or results of operations, events or conditions affecting our representations and warranties in the arrangement agreement, events affecting our ability to satisfy conditions to the consummation of the arrangement, our failure to perform in any material respect any of our obligations set forth in the arrangement agreement, certain notices and communications from governmental entities or major suppliers or customers, and certain actions, suits, claims, investigations, or proceedings;

  •
  IBM has agreed to provide us with prompt notice of the occurrence of certain matters or events, including events or conditions affecting its representations and warranties in the arrangement agreement, and its failure to perform in any material respect any of its obligations set forth in the arrangement agreement;

  •
  we have agreed to convene and hold the meeting with a targeted date of January 9, 2008 and in any event before January 14, 2008 in accordance with the interim order and applicable laws, for the purpose of having our shareholders consider the special resolution, provided that we have agreed to hold the meeting regardless of whether our board of directors determines at any time that the arrangement is no longer advisable or recommends that our shareholders reject the special resolution or any other adverse recommendation change has occurred at any time, and the special resolution shall be voted on before any other matter at the meeting;

  •
  subject to the terms and conditions of the arrangement agreement, each party has agreed to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable, to consummate the arrangement and the other transactions contemplated by the arrangement agreement, including, among other things, using reasonable best efforts to satisfy the conditions to closing, obtain all necessary actions or nonactions, waivers, consents, approvals, orders, and authorizations from, and give any necessary notice to, governmental entities, and to obtain all necessary consents, approvals or waivers from third parties; and

  •
  we have agreed not to knowingly take any action or enter into any transaction, other than a transaction contemplated by the arrangement agreement or a transaction undertaken in the ordinary course of business consistent with past practice, that would reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost "bump" pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to Acquisition Sub in respect of the non-depreciable capital properties owned by us as of the date of the arrangement agreement or acquired by us subsequent to the date of the arrangement agreement, without first consulting with and obtaining the consent of IBM or Acquisition Sub, such consent not to be unreasonably withheld, conditioned or delayed, with reasonableness to be determined considering the relative costs and benefits to us and IBM and Acquisition Sub.

PRINCIPAL LEGAL MATTERS

Court Approval of the Arrangement and Completion of the Arrangement

        An arrangement under the CBCA requires court approval. Prior to the mailing of this circular, we obtained the interim order, which provides for the calling and holding of the meeting, dissent rights of registered shareholders and other procedural matters. A copy of the interim order is attached as Appendix E to this circular. Subject to the approval of the special resolution by shareholders at the meeting, the hearing in respect of the final order is currently scheduled to take place on January 16, 2008 in the Ontario Superior Court of Justice (Commercial List) at 330 University Avenue, 8th Floor, Toronto, Ontario. Any shareholder or holder of options, RSUs or DSUs who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance as set out in the Notice of Application for the final order attached as Appendix F to this circular and satisfy any other requirements of the court, including those set out in the interim order. The court will consider, among other things, the fairness of the arrangement. The court may approve the arrangement in any manner the court may direct, subject to compliance with any terms and conditions, if any, as the court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the court, only those persons having previously served a notice of appearance in compliance with the Notice of Application and the interim order will be given notice of the postponement, adjournment or rescheduled date. Shareholders, holders of options, RSUs and DSUs are parties to the court proceedings and will be bound by the final order.

        Assuming the final order is granted and the other conditions to closing contained in the arrangement agreement are satisfied or waived, then articles of arrangement will be filed with the Director appointed under the CBCA to give effect to the arrangement. Notwithstanding the approval by shareholders of the special resolution, we reserve the right not to proceed with the arrangement, subject to the terms of the arrangement agreement.

Competition Act

        The Competition Act (Canada) requires that parties to certain transactions (such as the arrangement) that exceed specified financial-size thresholds provide the Commissioner of Competition appointed under the Competition Act (Canada) (who we refer to in this circular as the "Commissioner") with prior notice of, and information relating to, the transaction. Notification may be made on the basis of either a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day waiting period).

        Alternatively, or in addition to a pre-merger notification filing, the parties to a notifiable transaction may apply to the Commissioner for an advance ruling certificate (which we refer to in this circular as an "ARC"), which may be issued by the Commissioner if she is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal for a remedial order under the merger provisions of the Competition Act in respect of the transaction.

        If the Commissioner issues an ARC in respect of a notifiable transaction, the transaction is exempt from the pre-merger notification provisions of the Competition Act and, if the transaction is substantially completed within one year after the ARC is issued, the Commissioner cannot subsequently seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Alternatively, the Commissioner may issue a "no action" letter following a pre-merger notification or an ARC application, advising the parties that she is of the view that grounds do not then exist to make an application to the Competition Tribunal under the merger provisions of the Competition Act for an order in respect of the transaction, while preserving, during the three years following completion of the transaction, her authority to so initiate proceedings should circumstances change.

        On December 11, 2007, IBM will submit a request for an ARC. Concurrently, we and IBM will submit short-form pre-merger notification filings.

HSR Act

        The Hart-Scott-Rodino Antitrust Improvements Act of 1976 (which we refer to in this circular as the "HSR Act") and related rules provide that transactions such as the arrangement may not be completed until notification has been given and required information and materials have been furnished to and reviewed by the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission, and the required waiting period has expired or been earlier terminated. Under the HSR Act, the arrangement may not be completed until thirty days after the initial filings (unless early termination of this waiting period is granted) or, if the Antitrust Division of the Department of Justice or the Federal Trade Commission issues a request for additional information, thirty days after the parties have substantially complied with that request for additional information (unless this period is shortened by a grant of early termination). On November 23, 2007, we and IBM filed the required Notification and Report Form under the HSR Act with the Department of Justice and the Federal Trade Commission and requested early termination of the waiting period and such request was granted effective December 3, 2007.

Investment Canada Act

        Under the Investment Canada Act, certain transactions (such as the arrangement) involving the acquisition of control of a Canadian business by a non-Canadian entity that exceed prescribed monetary thresholds are subject to review and cannot be implemented unless the applicable Minister responsible for the Investment Canada Act is satisfied that the acquisition is likely to be of net benefit to Canada. The Minister of Canadian Heritage (for cultural activities) and the Minister of Industry (for all other activities) are the two Ministers who are responsible for reviewing transactions. Where a transaction is subject to the review requirement, an application for review must be filed with the applicable Director of Investments appointed by the responsible Minister prior to the implementation of the transaction. The responsible Minister is then required to determine whether the transaction is likely to be of net benefit to Canada. The prescribed factors of assessment to be considered by the responsible Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of the investment on competition within any industry in Canada, the compatibility of the investment with national industrial, economic and cultural policies (taking into consideration corresponding provincial policies) and the contribution of the investment to Canada's ability to compete in world markets.

        The Investment Canada Act contemplates an initial review period of 45 days after filing; however, if the responsible Minister has not completed the review by that date, the Minister may unilaterally extend the review period by 30 days (and thereafter for such longer period as the Minister and the applicant may agree) to permit completion of the review. In determining whether a transaction is of net benefit to Canada, the responsible Minister can take into account, among other things, the previously noted factors specified in the Investment Canada Act, as well as any written undertakings that may be given by the applicant. If a notice that a transaction is determined not to be of net benefit to Canada is sent to the applicant, it may not be implemented (although the applicant would have an additional 30 days to make representations and submit undertakings in an effort to secure approval). If no notice is sent to the applicant by the responsible Minister within the 45-day period or the extended period, as the case may be, the transaction is deemed to be approved by the Minister.

        The transaction contemplated by the arrangement exceeds the relevant monetary thresholds and is therefore subject to review under the Investment Canada Act. The responsible Minister in this case is the Minister of Industry. Acquisition Sub filed an application for review with the Director of Investments appointed by the Minister of Industry on November 21, 2007.

Securities Law Considerations

        As a reporting issuer or the equivalent in each province in Canada, we are, among other things, subject to the securities laws of Ontario and Québec, including Ontario Securities Commission Rule 61-501 (which we refer to in this circular as "Rule 61-501") and Regulation Q-27 — Respecting Protection of Minority Securityholders in the Course of Certain Transactions (which we refer to in this circular as "Regulation Q-27") of the Autorité des marchés financiers.

        Rule 61-501 and Regulation Q-27 are intended to regulate insider bids, issuer bids, business combinations, going private transactions and related party transactions to ensure that all securityholders are treated in a manner that is fair and perceived to be fair by requiring, among other things, enhanced disclosure, valuation, review and approval processes.

        If any director or officer or other related party of Cognos is entitled to receive a "collateral benefit", as defined in Rule 61-501, in connection with the arrangement, the arrangement would constitute a "business combination" for purposes of Rule 61-501.

        The employment and retention arrangements discussed under "The Arrangement — Interests of Our Directors and Executive Officers in the Arrangement" may be considered to be benefits received by the applicable persons as a consequence of the arrangement for the purposes of Rule 61-501. However, Rule 61-501 expressly excludes benefits from being collateral benefits if such benefits are received solely in connection with the related party's services as an employee, director or consultant under certain circumstances, including that the benefits are disclosed in the disclosure document for the transaction and, at the time the transaction is agreed to, the related party and its associated entities (as defined in Rule 61-501) beneficially own, or exercise control or direction over, less than 1% of the outstanding equity securities of the issuer. Each of the persons discussed under "The Arrangement — Interests of Our Directors and Executive Officers in the Arrangement", and their respective associated entities, hold less than 1% of our issued and outstanding common shares. Therefore, these individuals will not be considered to have received any collateral benefit solely as a result of such employment and retention arrangements.

        If a benefit is conferred, however, for the purpose, in whole or in part, of increasing the value of the consideration paid to the director, officer or other related party for securities relinquished under the transaction, such benefit will also constitute a collateral benefit. IBM has agreed that Cognos may institute a transition retention cash bonus program. Under the program, cash bonuses will be paid immediately prior to the completion of the arrangement to our officers and employees who hold Canadian dollar denominated cashed-out options and cashed-out RSUs, if the value of the Canadian dollar increases relative to the U.S. dollar from the first business day after the announcement of the proposed arrangement to the business day immediately preceding the effective date of the arrangement. The program may result in those officers and employees receiving greater consideration for such securities than holders of U.S. dollar denominated cashed-out options and cashed-out RSUs, and such officers and employees may therefore receive a collateral benefit within the meaning of Rule 61-501. As a result, the arrangement may constitute a business combination within the meaning of Rule 61-501 and the special resolution therefore requires "minority approval" in accordance with Rule 61-501. To satisfy this requirement in order for the arrangement to be approved, the special resolution must be approved by a majority of the votes cast at the meeting by disinterested shareholders present in person or represented by proxy at the meeting. As of the date of this circular, shareholders whose votes are to be excluded from this vote hold less than 1% of our outstanding common shares.

        Rule 61-501 also provides that in certain circumstances an issuer proposing to carry out a transaction such as the arrangement is required to engage an independent valuator to prepare a valuation of the affected securities under the supervision of a special committee and to provide to the holders of the affected securities a summary of such valuation. As those circumstances are not applicable in this transaction, no valuation is required.

        Under Regulation Q-27, the arrangement constitutes a "going-private transaction" and, unless exempted, requires us to obtain a formal valuation of the securities affected by the arrangement, in addition to the approval of the special resolution by a majority of the votes cast at the meeting by disinterested shareholders present in person or represented by proxy at the meeting. We have applied for exemptive relief from the Autorité des marchés financiers confirming that we will not have to obtain a formal valuation of the securities affected by the arrangement so long as there is compliance with the applicable provisions of Rule 61-501 described above.

        We are not aware of any "prior valuations", as defined in Rule 61-501 or Regulation Q-27, of Cognos or its material assets or securities within the 24-month period preceding the date of this circular.

Judicial Developments

        Prior to the adoption of Rule 61-501 and Regulation Q-27, Canadian courts had, in few instances, granted preliminary injunctions to prohibit transactions that constituted business combinations or going private transactions within the meaning of Rule 61-501 and Regulation Q-27. The trend both in legislation, including the CBCA, and in Canadian judicial decisions has been towards permitting these transactions to proceed subject to compliance with requirements designed to ensure procedural and substantive fairness to minority shareholders.

Other Regulatory Filings

        In addition, we and IBM are required to make filings with competition authorities in several foreign jurisdictions with respect to the arrangement. In the case of any material approval or waiting period under any such applicable competition, merger control, antitrust, or similar law, the receipt or expiration, as applicable, of such approvals or waiting periods are required prior to the consummation of the arrangement. There can be no assurance that a challenge to the arrangement on competition law grounds will not be made or, if such a challenge is made, that it would not be successful.

Stock Exchange Delisting and Reporting Issuer Status

        Our common shares are expected to be delisted from Nasdaq and the TSX following the effective date. In addition, registration of our common shares under the Exchange Act will be terminated, and we will no longer be required to file periodic reports with the SEC. We will also make an application to cease to be a reporting issuer (or equivalent) under the securities legislation of each of the provinces of Canada.

Commitment to Obtain Approvals

        We and IBM have agreed to use reasonable best efforts to obtain all necessary consents and approvals of governmental entities and all necessary consents, approvals and waivers from any other person to consummate the arrangement. We have also agreed with IBM to use our respective reasonable best efforts to take all reasonable steps as may be necessary to avoid any suit, claim, action, investigation, or proceeding by any governmental entity or third party.

        Despite our general obligation to use reasonable best efforts to obtain necessary consents and approvals, IBM is not required to agree to, or offer to, divest or hold separate, or enter into any licensing or similar arrangement with respect to, any asset or any portion of its or its subsidiaries' businesses. We have also agreed to not enter into any such agreement with respect to our or our subsidiaries' assets or businesses without the prior written consent of IBM. Furthermore, IBM and its subsidiaries are not obligated to litigate or participate in the litigation of any suit, claim, action, investigation, or proceeding brought by any governmental entity relating to the arrangement which seeks, among other things, to prohibit the arrangement, impose restrictions, conditions or damages on IBM or its subsidiaries or interfere with the operations of their business.

DISSENTING SHAREHOLDERS' RIGHTS

        Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The interim order expressly provides registered holders with the right to dissent from the special resolution pursuant to section 190 of the CBCA, with modifications to the provisions of section 190 as provided in the plan of arrangement and the interim order. Any registered shareholder who dissents from the special resolution in compliance with section 190 of the CBCA, as modified by the plan of arrangement and the interim order, will be entitled, if ultimately successful and in the event the arrangement becomes effective, to be paid the fair value of the common shares held by such dissenting shareholder determined as of the close of business on the day before the special resolution is adopted. Shareholders are cautioned that fair value may be the same as, more than or less than the consideration offered under the arrangement. If a dissenting shareholder fails to strictly comply with the requirements of the dissent rights set out in the interim order, it will lose his, her or its dissent rights, we will return to the dissenting shareholder the certificates representing the dissenting shares that were delivered to us, if any, and, if the arrangement is completed, that dissenting shareholder shall be deemed to have participated in the arrangement on the same terms as a non-dissenting shareholder.

        Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that only a registered holder may exercise the dissent rights in respect of the common shares that are registered in that shareholder's name.

        In many cases, shares beneficially owned by a non-registered shareholder are registered either (a) in the name of an intermediary (such as a broker, trust or bank) or (b) in the name of a clearing agency (such as The Depository Trust Company or The Canadian Depository for Securities Limited) of which the intermediary is a participant. Accordingly, a non-registered shareholder will not be entitled to exercise his, her or its dissent rights directly (unless the shares are re-registered in the non-registered shareholder's name). A non-registered shareholder who wishes to exercise dissent rights should immediately contact the intermediary with whom the non-registered shareholder deals in respect of his, her or its shares and either (i) instruct the intermediary to exercise the dissent rights on the non-registered shareholder's behalf (which, if the shares are registered in the name of The Depository Trust Company or The Canadian Depository for Securities Limited or another clearing agency, may require that such shares first be re-registered in the name of the intermediary), or (ii) instruct the intermediary to re-register such shares in the name of the non-registered holder, in which case the non-registered holder would be able to exercise the dissent rights directly.

        A registered shareholder who wishes to dissent must provide a dissent notice to Cognos Incorporated c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), or by fax to 1-416-263-9524 (Attention: Proxy Department) at or before 5:00 p.m. (Eastern time) on January 10, 2008 (or 5:00 p.m. (Eastern time) on the day that is two business days prior to the date of any adjourned or postponed meeting).

        The filing of a dissent notice does not deprive a registered shareholder of the right to vote at the meeting. However, the CBCA provides, in effect, that a registered shareholder who has submitted a dissent notice and who votes in favour of the special resolution will no longer be considered a dissenting shareholder with respect to that class of shares voted in favour of the special resolution, being our common shares. The CBCA does not provide, and we will not assume, that a proxy submitted to us instructing the proxyholder to vote against the special resolution, a vote against the special resolution or an abstention constitutes a dissent notice, but a registered shareholder need not vote his, her or its common shares against the special resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the special resolution does not constitute a dissent notice. However, any proxy granted by a registered shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the special resolution, should be validly revoked in order to prevent the proxyholder from voting such common shares in favour of the special resolution and thereby causing the registered holder to forfeit his, her or its dissent rights. See "General Information Concerning the Meeting".

        A dissenting shareholder who has not withdrawn his, her or its dissent notice prior to the meeting must, within 20 days after receipt of notice that the special resolution has been adopted, or if the dissenting shareholder does not receive such notice, within 20 days after learning that the special resolution has been adopted, send to Cognos c/o Computershare (as our transfer agent) a written notice (which we refer to in this circular as a "demand for payment") containing his, her or its name and address, the number of common shares in respect of which he or she dissents (which we refer to in this circular as the "dissenting shares"), and a demand for payment of the fair value of such dissenting shares. Within 30 days after sending the demand for payment, the dissenting shareholder must send to us or Computershare certificates representing dissenting shares. Computershare will endorse on the share certificates received from a dissenting shareholder a notice that the holder is a dissenting shareholder and will forthwith return the share certificates to the dissenting shareholder. A dissenting shareholder who fails to make a demand for payment or to send certificates representing dissenting shares in the time required has no right to make a claim under section 190 of the CBCA.

        Under section 190 of the CBCA, as modified by the plan of arrangement and the interim order, after sending a demand for payment, a dissenting shareholder ceases to have any rights as a shareholder in respect of his, her or its dissenting shares other than the right to be paid the fair value of the dissenting shares as determined pursuant to the interim order, unless (i) the dissenting shareholder withdraws his, her or its dissent notice before Acquisition Sub makes an offer to pay, or (ii) Acquisition Sub fails to make an offer to pay in accordance with subsection 190(12) of the CBCA and the dissenting shareholder withdraws the demand for payment, in which case the dissenting shareholder's rights as a shareholder will be reinstated. Pursuant to the plan of arrangement, in no case shall Acquisition Sub or any other person be required to recognize any dissenting shareholder as a shareholder after the effective time, and the names of such shareholders shall be deleted from the list of registered shareholders at the effective time.

        Pursuant to the plan of arrangement, dissenting shareholders who are ultimately determined to be entitled to be paid fair value for their dissenting shares shall be deemed to have transferred such dissenting shares to Acquisition Sub at the effective time of the arrangement and such dissenting shareholder shall cease to be a shareholder of Cognos in return for a debt claim for fair value against the Acquisition Sub.

        Pursuant to the plan of arrangement, dissenting shareholders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their dissenting shares, shall be deemed to have participated in the arrangement on the same basis as any non-dissenting shareholder as at and from the effective date of the arrangement.

        Acquisition Sub is required, not later than seven days after the later of the effective time and the date on which Cognos (or its successor) received a demand for payment from a dissenting shareholder, to send to each dissenting shareholder who has sent a demand for payment an offer to pay for his, her or its dissenting shares in an amount considered by the board of directors of Acquisition Sub to be the fair value of such common shares, accompanied by a statement showing the manner in which the fair value was determined. Every offer to pay must be on the same terms. Acquisition Sub must pay for the dissenting shares of a dissenting shareholder within ten days after an offer to pay has been accepted by a dissenting shareholder, but any such offer lapses if Acquisition Sub does not receive an acceptance within 30 days after the offer to pay has been made.

        If Acquisition Sub fails to make an offer to pay for a dissenting shareholder's common shares, or if a dissenting shareholder fails to accept an offer to pay that has been made, Acquisition Sub may, within 50 days after the effective date or within such further period as a court may allow, apply to a court to fix a fair value for the common shares of dissenting shareholders. If Acquisition Sub fails to apply to a court, a dissenting shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A dissenting shareholder is not required to give security for costs in such an application.

        Before making any such application to a court itself after receiving a notice that a dissenting shareholder has made an application to a court, Acquisition Sub will be required to notify each affected dissenting shareholder of the date, place and consequences of the application and of his, her or its right to appear and be heard in person or by counsel. Upon an application to a court, all dissenting shareholders who have not accepted an offer to pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any person is a dissenting shareholder who should be joined as a party, and the court will then fix a fair value for the dissenting shares of all dissenting shareholders. The final order of a court will be rendered against Acquisition Sub in favour of each dissenting shareholder for the amount of the fair value of his, her or its dissenting shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the effective date until the date of payment. Registered shareholders who are considering exercising dissent rights should be aware that there can be no assurance that the fair value of their common shares as determined under the applicable provisions of the CBCA, as modified by the plan of arrangement and the interim order, will be more than or equal to the consideration under the arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a dissenting shareholder of consideration for such dissenting shareholder's dissenting shares.

        The foregoing is only a summary of the dissenting shareholder provisions of the CBCA, as modified by the plan of arrangement and the interim order, which are technical and complex. A complete copy of section 190 of the CBCA is attached as Appendix G to this circular. It is recommended that any registered shareholder wishing to avail itself of his, her or its dissent rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA (as modified by the plan of arrangement and the interim order) may result in a termination or waiver of his, her or its dissent rights.

        For a general summary of certain income tax implications to a dissenting shareholder, see "Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Dissenting Shareholders" and "Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada — Dissenting Shareholders".

MARKET PRICE AND TRADING VOLUME DATA

        Our common shares are listed and posted for trading on the TSX under the symbol "CSN" and on Nasdaq under the symbol "COGN". The following table sets forth the high and low sale prices, as well as the trading volume, for our common shares for the fiscal periods shown below:

	Nasdaq			Toronto Stock Exchange
	High ($)	Low ($)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
Fiscal 2006
First Quarter	47.40	35.38	73,740	58.69	44.25	12,394
Second Quarter	40.38	33.36	115,807	49.50	41.00	17,278
Third Quarter	42.00	32.96	99,824	49.47	38.73	13,820
Fourth Quarter	39.15	31.56	83,150	45.42	36.54	13,495
Fiscal 2007
First Quarter	40.00	29.29	73,389	46.42	32.52	11,978
Second Quarter	32.60	25.10	87,781	36.00	28.44	16,658
Third Quarter	43.55	31.78	122,247	49.33	35.42	25,590
Fourth Quarter	45.30	37.96	114,819	53.38	44.21	19,225
Fiscal 2008
First Quarter	44.10	36.70	94,058	49.18	41.95	17,813
Second Quarter	42.02	35.48	85,956	43.85	38.17	22,420
Third Quarter	57.75	40.04	142,699	57.37	41.00	38,313
December 1 to 10, 2007	57.55	57.23	10,885	58.38	57.19	3,432

        On November 9, 2007, the trading day immediately prior to the announcement of the arrangement, the closing price of our common shares on Nasdaq was $52.98 per share and on the TSX was C$50.02 per share and was $57.44 and C$57.82 per share, respectively, on December 10, 2007. We have never declared or paid any cash dividends on our common shares. Our current policy is to retain our earnings to finance expansion and to develop, license, and acquire new software products, and to otherwise reinvest in Cognos. Furthermore, we are restricted from paying dividends under the arrangement agreement. Following the effective date there will be no further market for our common shares, and our common shares will be delisted from Nasdaq and the TSX.

PREVIOUS DISTRIBUTIONS OF SECURITIES

Previous Purchases and Sales

        During the 12 month period preceding the date of this circular, we repurchased 8,020,900 of our common shares on the open market under our normal course issuer bid for a total consideration of $329,028,878 and the trustee under our restricted share unit plan purchased 714,500 of our common shares in accordance with such plan for a total consideration of $30,921,889.

Previous Distributions

        During the five year period preceding the date of this circular, we distributed the following securities:

  Securities Issued Upon the Exercise of Options

        The table below indicates the number of common shares that were issued by us during the five years preceding the date of this circular upon the exercise of options:

Fiscal Year:	Number of Common Shares Issued	Average Exercise Price per Common Share ($)	Aggregate Proceeds Received by Cognos ($)
2008 (to December 10)	1,236,000	34.17	42,239,000
2007	2,956,000	26.86	79,395,000
2006	1,257,000	22.37	28,116,000
2005	2,236,000	19.51	43,633,000
2004	1,959,000	14.62	28,640,000
2003	886,000	11.71	10,376,000

  Employee Stock Purchase Plan

        The table below indicates the number of common shares that were issued by us during the five years preceding the date of this circular in accordance with the provisions of our Employee Stock Purchase Plan:

Fiscal Year:	Number of Common Shares Issued	Average Price per Common Share ($)	Aggregate Proceeds Received by Cognos ($)
2008 (to December 10)	69,000	37.60	2,594,000
2007	88,000	27.86	2,452,000
2006	81,000	34.28	2,777,000
2005	86,000	29.50	2,537,000
2004	112,000	24.84	2,782,000
2003	131,000	17.73	2,323,000

CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS

Certain Canadian Federal Income Tax Considerations

        The following summary describes the principal Canadian federal income tax considerations generally applicable to a shareholder who disposes of common shares pursuant to the arrangement and who, for the purposes of the Income Tax Act (Canada) (which we refer to in this circular as the "Tax Act") and at all relevant times, holds the common shares as capital property, deals at arm's length with Cognos, IBM and Acquisition Sub, and is not affiliated with Cognos, IBM or Acquisition Sub.

        Generally, common shares will be capital property to a shareholder unless the common shares are held or were acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain shareholders who are residents of Canada for purposes of the Tax Act and whose common shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such common shares and every other "Canadian security" (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

        This summary is based upon the current provisions of the Tax Act, the regulations thereunder (which we refer to in this circular as the "Regulations") and counsel's understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (which we refer to in this circular as the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action or decision nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary.

        This summary is not applicable to a shareholder (i) that is, for the purposes of certain rules in the Tax Act applicable to securities held by financial institutions, a "financial institution" (as defined in the Tax Act), (ii) that is a "specified financial institution", (iii) an interest in which is a "tax shelter investment" for purposes of the Tax Act, (iv) that acquired the common shares upon exercise of an option or (v) to which functional currency reporting applies as provided in the Proposed Amendments. This summary does not address the tax consequences of the arrangement to holders of options, DSUs or RSUs. All such shareholders and holders of options, DSUs and RSUs are urged to consult their own tax advisors.

        This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of the arrangement having regard to their own particular circumstances.

  Currency Conversion

        Generally, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the appropriate exchange rates as determined in accordance with the Proposed Amendments.

  Shareholders Resident in Canada

        The following portion of this summary is applicable to a shareholder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada (which we refer to in this circular as a "resident holder").

  Disposition of Common Shares

        A resident holder who disposes of common shares under the arrangement will realize a capital gain (or capital loss) equal to the amount by which the cash received by the resident holder under the arrangement, net of any reasonable costs of disposition, exceeds (or is exceeded by) the adjusted cost base of the common shares to the resident holder immediately before the disposition.

        Generally, a resident holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (which we refer to in this circular as a "taxable capital gain") realized by the resident holder in the year. A resident holder is required to deduct one-half of the amount of any capital loss (which we refer to in this circular as an "allowable capital loss") realized in a taxation year from taxable capital gains realized in the year, and allowable capital losses in excess of taxable capital gains for a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the resident holder in such years, to the extent and in the circumstances prescribed by the Tax Act.

        The amount of any capital loss realized by a resident holder that is a corporation on the disposition of a common share may be reduced by the amount of any dividends received (or deemed to be received) by it on such common share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns common shares or where a partnership or trust of which a corporation is a member or a beneficiary is a member of a partnership or a beneficiary of a trust that owns common shares. Resident holders to whom these rules may be relevant should consult their own tax advisors.

        Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. A resident holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable for a refundable tax on certain investment income, including taxable capital gains realized on the disposition of common shares.

  Dissenting Shareholders

        A resident holder who exercises dissent rights with respect to the special resolution will be deemed to have transferred such holder's common shares to Acquisition Sub in exchange for payment by Acquisition Sub of the fair value of such common shares (which we refer to in this circular as a "resident dissenting holder"). In general, a resident dissenting holder will realize a capital gain (or capital loss) equal to the amount by which the amount received by the resident dissenting holder in respect of the fair value of such holder's common shares (other than in respect of interest awarded by a court), net of any reasonable costs of disposition, exceeds (or is exceeded by) the adjusted cost base to the resident dissenting holder of such common shares. See "Disposition of Common Shares" above. Interest awarded to a resident dissenting holder by the court will be included in the shareholder's income for the purposes of the Tax Act. Resident dissenting holders should consult their own tax advisors. The computation and treatment of capital gains and capital losses under the Tax Act are described above under the heading "— Shareholders Resident in Canada — Disposition of Common Shares".

  Shareholders Not Resident in Canada

        The following portion of this summary is applicable to a holder who, for the purposes of the Tax Act and at all relevant times, (i) has not been or deemed to have been and is not resident or deemed to be resident in Canada and (ii) does not use or hold and is not deemed to use or hold common shares in connection with carrying on a business in Canada (which we refer to in this circular as a "non-resident holder"). Special rules, which are not discussed in this summary, may apply to a non-resident shareholder that is an insurer carrying on an insurance business in Canada and elsewhere.

  Disposition of Common Shares

        A non-resident holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of common shares under the arrangement unless the common shares are "taxable Canadian property" (within the meaning of the Tax Act) to the non-resident holder at the effective time and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty between Canada and the country in which the non-resident holder is resident.

        Generally, common shares will not be taxable Canadian property to a non-resident holder at the effective time provided that (i) the common shares are listed on a designated stock exchange (which includes the TSX and Nasdaq) at that time, and (ii) the non-resident holder, persons with whom the non-resident holder does not deal at arm's length, or the non-resident holder together with all such persons, has not owned 25% or more of the issued shares of any class or series of the capital stock of Cognos at any time during the sixty (60) month period that ends at the effective time. Notwithstanding the foregoing, common shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

        Even if common shares are considered to be taxable Canadian property of a non-resident holder at the effective time, the non-resident holder may be exempt from tax under the Tax Act on any capital gain realized pursuant to the terms of an applicable income tax treaty. Non-resident holders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty in their particular circumstances.

        In the event that the common shares constitute taxable Canadian property to a non-resident holder and any capital gain realized by the non-resident holder on the disposition of common shares under the arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty, then the tax consequences described above under the heading "— Shareholders Resident in Canada — Disposition of Common Shares" will generally apply.

  Dissenting Shareholders

        A non-resident holder who exercises dissent rights (which we refer to in this circular as a "non-resident dissenting holder") will be deemed to have transferred such holder's common shares to Acquisition Sub in exchange for payment by Acquisition Sub of the fair value of such common shares.

        Any capital gain realized by a non-resident dissenting holder will not be subject to tax under the Tax Act unless the common shares are taxable Canadian property to the non-resident dissenting holder and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty, as described above under the heading "— Shareholders Not Resident in Canada — Disposition of Common Shares".

        Pursuant to the Proposed Amendments, any interest awarded to a non-resident dissenting holder by the court will not be subject to Canadian withholding tax if paid after December 31, 2007 but otherwise will be taxed at a rate of 25% or such lower rate as may be provided under the terms of an applicable income tax treaty. A non-resident dissenting holder should consult his or her own tax advisor with respect to the availability of any relief under the terms of an applicable income tax treaty between Canada and the country in which the non-resident dissenting holder is resident.

Certain United States Federal Income Tax Considerations

        Treasury Department Circular 230 Disclosure: To ensure compliance with Department of Treasury Circular 230, shareholders are hereby notified that any discussion of tax matters set forth in this circular was written in connection with the promotion or marketing (within the meaning of Circular 230) of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any shareholder, for purposes of avoiding tax-related penalties under federal, state or local tax law. Each shareholder should seek advice based on its particular circumstances from an independent tax advisor.

        This section discusses certain United States federal income tax consequences of the arrangement to shareholders that are United States holders (as defined below) and who surrender Cognos common shares in the arrangement in exchange for the right to receive cash consideration. The discussion below applies only to shareholders that hold Cognos common shares as capital assets at the time of the arrangement, and the discussion may not apply to:

  •
  shareholders that are subject to special tax rules, such as financial institutions, insurance companies, dealers in securities or foreign currencies, persons that mark-to-market their securities, or persons that hold common shares as part of a "straddle," "hedge" or "synthetic security transaction" (including a "conversion" transaction);

  •
  persons with a "functional currency" other than the U.S. dollar;

  •
  persons who hold their stock through partnerships or other pass-through entities;

  •
  retirement plans and tax-exempt organizations;

  •
  shareholders who acquired Cognos common shares pursuant to the exercise of options, pursuant to participation in an employee stock purchase plan or otherwise as compensation;

  •
  shareholders that are nonresident alien individuals, foreign corporations, foreign partnerships, foreign trusts or foreign estates; or

  •
  shareholders who exercise appraisal rights.

        If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds Cognos common shares, the tax treatment of a partner generally depends upon the status of the partner and the activities of the partnership. Partners of a partnership holding Cognos common shares should consult their own tax advisors.

        The discussion below is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof as in effect and interpreted as of the date of this circular and does not take into account possible changes in these tax laws or interpretations, any of which may be applied retroactively. The discussion does not contain a detailed description of all United States federal income tax consequences to Cognos shareholders and does not include any description of the tax laws of any state, local or foreign government that may be applicable to Cognos shareholders.

        For purposes of this discussion, a "United States holder" is:

  •
  an individual who is a citizen or resident of the United States for United States federal income tax purposes;

  •
  a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  any estate that is subject to United States federal income tax regardless of its source; or

  •
  a trust if (i) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes.

        The exchange of Cognos common shares for cash consideration in the arrangement will be a taxable transaction for United States federal income tax purposes. A United States holder of Cognos common shares generally will recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received pursuant to the arrangement, and such United States holder's adjusted tax basis in the Cognos common shares surrendered. Gain or loss will be calculated separately for each block of shares exchanged in the arrangement (i.e., shares acquired at the same cost in a single transaction). If at the time of the arrangement a non-corporate United States holder, including an individual, has a holding period for the Cognos common shares of more than one year, any gain recognized generally will be subject to United States federal income tax at a maximum rate of 15%. If such United States holder's holding period for the Cognos common shares is one year or less at the time of the arrangement, any gain will be subject to United States federal income tax at the same graduated rates as ordinary income. The deductibility of capital losses is subject to limitations.

        For corporate United States holders, capital gain generally is taxed at the same rate as ordinary income, and the use of capital losses is subject to limitations.

        The cash consideration received by Cognos' non-corporate United States holders in the arrangement may be subject to backup withholding at a 28% rate. Backup withholding generally will apply only if the United States holder fails to furnish a correct social security number or other taxpayer identification number, or otherwise fails to comply with applicable backup withholding rules and certification requirements. Corporations generally are exempt from backup withholding. Each non-corporate United States holder should complete and sign the substitute Form W-9 that will be part of the letter of transmittal to be returned to the paying agent in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is otherwise proved in a manner satisfactory to the paying agent.

        Any amounts withheld under the backup withholding rules generally will be allowed as a credit against the shareholder's United States federal income tax liability and may entitle the United States holder to a refund, provided the United States holder furnishes specified required information to the Internal Revenue Service.

        The foregoing does not purport to be a complete analysis of the potential tax considerations relating to the arrangement, particularly with respect to the effect on any performance share awards held by Cognos shareholders, and is not tax advice. Therefore, holders of Cognos common shares, options and performance share awards are strongly urged to consult their own tax advisors as to the specific tax consequences to them of the arrangement, including the applicability and effect of United States federal, state, local and foreign income and other tax laws in their particular circumstances.

GENERAL INFORMATION CONCERNING THE MEETING

Purpose of Meeting and the Solicitation of Proxies

        Our management is soliciting proxies from registered owners of our common shares and voting instructions from non-registered owners of our common shares. These proxies will be used at the meeting to be held on January 14, 2008, at 2:00 p.m. (Eastern time) at the Tudor Reception Hall, 3750 Bowesville Road, Ottawa, Ontario, Canada, or at any adjournment of the meeting. The costs of this solicitation are being paid by us. The solicitation of proxies will be made primarily by mail. In addition, we may request banks and brokers to solicit their customers who have shares registered in the names of a nominee. We will reimburse such banks and brokers for their reasonable out-of-pocket costs. Solicitation by our officers and employees may also be made of some shareholders in person or by mail, email, telephone or fax following original solicitation. In addition, we have retained Georgeson to assist in the solicitation of proxies for a fee of approximately $80,000, plus reimbursement of reasonable out-of-pocket expenses.

        The purposes of the meeting are set out in the notice of meeting accompanying this circular. The information contained in this circular is given as at December 10, 2007, except where otherwise noted.

        Pursuant to the arrangement agreement, we have agreed that IBM may at any time directly or through a soliciting dealer actively solicit proxies in favour of the arrangement pursuant to this circular.

        The cost of mailing the materials in connection with the meeting will be borne by us.

Appointment of Proxies

        The persons named in the form of proxy included with this document are representatives of our management and are either directors or officers of Cognos. You have the right to appoint another person (who need not be a shareholder) to represent you at the meeting. You may appoint another person by inserting that person's name in the blank space set out in the form of proxy provided or by completing another proper form of proxy. To be valid, the completed proxy must be delivered to: (a) our transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, or (b) our Secretary at 3755 Riverside Drive, P.O. Box 9707, Station T, Ottawa, Ontario, K1G 4K9, in each case no later than 5:00 p.m. (Eastern time) on January 10, 2008 or, in the event that the meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

  Registered Shareholders

        You are a registered shareholder if you have a share certificate that bears your name. If you are a registered shareholder, you can vote your shares in person at the meeting or by completing the enclosed form of proxy. If you wish to vote in person at the meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the meeting. Please register with Computershare when you arrive at the meeting. If you do not wish to attend the meeting or do not wish to vote in person, you may cast a vote by proxy by properly completing and delivering the form of proxy by one of the following three methods: (i) mail; (ii) telephone; or (iii) the Internet. Instructions for using each of these methods are contained on the form of proxy. Your common shares will be voted, or withheld from voting, in accordance with your instructions on your form of proxy and on any ballot that may be called at the meeting.

  Non-Registered Shareholders

        Only registered shareholders, or persons they appoint as their proxies, are permitted to attend and vote at the meeting. You are a non-registered shareholder if your shares are registered in the name of a depository (such as The Depository Trust Company or The Canadian Depository for Securities Limited) or an intermediary (which is usually a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates). As a non-registered shareholder, you are entitled to direct how your common shares are to be voted or you may obtain a form of legal proxy that will entitle you to attend and vote at the meeting.

        We have distributed copies of the notice of meeting and this circular to intermediaries for distribution to non-registered shareholders. Unless you have waived your right to receive the meeting materials in Canada or have previously indicated your consent to receive the meeting materials electronically, intermediaries are required to deliver them to you as a non-registered shareholder and to seek your instructions on how to vote your shares.

        Non-registered shareholders who receive meeting materials will typically be given the ability to provide voting instructions in one of two ways: (i) usually, you will be given a voting instruction form which must be completed and signed by you in accordance with the instruction on the form (which may permit the completion of the form by telephone or electronically), or (ii) occasionally, you may be given a proxy that has already been signed by the intermediary. It will otherwise be uncompleted except that it is restricted to the number of common shares you beneficially own. The intermediary's form of proxy does not need to be signed by you and you may vote by completing and sending the form by mail or facsimile only, as described above.

        The purpose of these procedures is to allow you to direct the voting of your shares that are not registered in your name. If you receive either a proxy or a voting instruction form, but wish to attend and vote at the meeting in person (or have another person attend and vote on their behalf), you should strike out the names of the persons on the form of proxy and insert your name (or that of another person) in the blank space provided. In the case of a voting instruction form, you should follow the directions on the form. In either case, you should carefully follow the instructions of your intermediary and register with Computershare upon arrival at the meeting. You should contact your intermediary immediately if you need assistance.

        Proxies returned by intermediaries as "non-votes" because the intermediary has not received instructions from non-registered shareholders with respect to the voting of certain shares, or returned for other reasons pursuant to applicable stock exchange or other rules, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by such "non-votes" will, however, be counted in determining whether there is a quorum.

  Electronic Delivery of Meeting Materials

        If you have enrolled for electronic delivery of documents, you will receive from Computershare (if you are a registered shareholder) or from an intermediary or the intermediary's service provider (if you are a non-registered shareholder) an email notification that the meeting materials are available electronically on our website. The notification contains a hyperlink to our website where the meeting materials can be viewed and printed.

Revocation of Proxies

        If you are a registered shareholder, you may revoke the proxy that you have provided:

  (i)
  by completing and signing a proxy bearing a later date and depositing it with Computershare in the manner described above;

  (ii)
  by providing an instrument in writing executed by you or your attorney, authorized in writing: (a) at our registered office, Attention: W. John Jussup, at 3755 Riverside Drive, P.O. Box 9707, Station T, Ottawa, Ontario, Canada, K1G 4K9 at any time up to and including the last business day preceding the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used; or (b) with the chair of the meeting prior to the commencement of the meeting on the day of the meeting or any adjournment of the meeting; or

  (iii)
  in any other manner permitted by law.

        If you are a non-registered shareholder, you may revoke your voting instruction form (or any waiver of your right to receive meeting materials and to vote) at any time by giving written notice to the intermediary to whom you submitted it. An intermediary, however, is not required to act on your written notice if it is not received by the intermediary at least seven days prior to the meeting.

Voting of Proxies

        The persons named in the form of proxy will vote your shares covered by your proxy in accordance with your direction. If you do not provide any direction, the shares covered by your proxy will be voted "FOR" the special resolution.

        Pursuant to the interim order, the special resolution must be approved by the affirmative vote of: (1) at least two-thirds of the votes cast by shareholders present in person or represented by proxy at the meeting and entitled to vote; and (2) a majority of the votes cast by disinterested shareholders present in person or represented by proxy at the meeting. See "The Arrangement — Required Shareholder Approval". Votes withheld, broker non-votes and abstentions are counted as present or represented for purposes of determining whether a quorum exists, but are not included in the number of shares present or represented and voting on each matter.

        Our management knows of no amendment to the matters referred to in the notice of meeting or of any other business that will be presented to the meeting. If any amendment or other business is properly brought before the meeting, the persons named in your form of proxy are entitled to vote on any amendment or business in accordance with their judgment.

        The execution or exercise of a proxy does not constitute a written objection for the purposes of section 190 of the CBCA. See "Dissenting Shareholders' Rights".

Dissent Rights

        Registered holders who oppose the special resolution are entitled to dissent in accordance with the procedures described under the heading "Dissenting Shareholders' Rights".

Voting Shares

        Our authorized capital consists of an unlimited number of common shares of which 84,083,124 shares were issued and outstanding as of the close of business on the record date established for notice of the meeting and for voting in respect of the meeting.

        Only shareholders of record at the close of business on the record date are entitled to receive notice of, attend and vote at the meeting. Shareholders are entitled to one vote for each share registered in their respective names.

LEGAL MATTERS

        Torys LLP, Canadian counsel to Cognos, and Bingham McCutchen LLP, U.S. counsel to Cognos, have advised Cognos with respect to certain legal matters in connection with the arrangement. As at the date of this circular, partners and associates of each of Torys LLP and Bingham McCutchen LLP own beneficially, directly or indirectly, less than 1% of the outstanding securities of each of IBM and Cognos and their respective associates and affiliates. James M. Tory, Chair Emeritus and Counsel of Torys LLP, is a director of Cognos and Janet Perna, one of our directors, was employed by IBM from 1974 to January 2006, most recently as General Manager, Information Management Solutions, IBM Software Group.

ADDITIONAL INFORMATION

        Information contained herein is given as of December 10, 2007, except as otherwise noted. If any matters which are not now known should properly come before the meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

        Financial information concerning Cognos is provided in our audited comparative and consolidated financial statements for the year ended February 28, 2007 and the related management discussion and analysis. We file an Annual Report on Form 10-K with the SEC. A copy of the Form 10-K, including our audited comparative consolidated financial statements for the year ended February 28, 2007 and the related management discussion and analysis can be retrieved electronically from the EDGAR system by accessing Cognos's public filings at www.sec.gov.

        We also file the Form 10-K as an annual information form with the Canadian provincial securities regulatory authorities. A copy of our most recent annual information form, together with one copy of any document, or pertinent pages of any document, incorporated by reference in the annual information form; the audited comparative consolidated financial statements for the year ended February 28, 2007, together with the accompanying report of our auditor, and any subsequent unaudited interim financial information of Cognos; and a copy of this circular are available to anyone, upon request, from our Secretary. The foregoing documents or pertinent pages are available without charge to shareholders. This information, and other information relating to us, can also be retrieved electronically from the SEDAR system by accessing our public filings at www.sedar.com.

        All documents required to be filed in Canada or the United States may also be accessed via our website at www.cognos.com.

SHAREHOLDER PROPOSALS FOR 2008 ANNUAL MEETING

        We will hold an annual meeting of shareholders in 2008 only if the arrangement is not completed. To be considered for inclusion in next year's proxy circular, shareholder proposals must be received at our principal executive offices no later than the close of business on February 22, 2008. We may omit from next year's proxy circular any proposal not received by the stipulated date.

        For any proposal that is not submitted for inclusion in next year's proxy circular (as described in the preceding paragraph) but is instead sought to be presented directly at next year's annual meeting, management may vote proxies in its discretion if we receive notice of the proposal before the close of business on February 22, 2008 and advise shareholders in next year's proxy circular about the nature of the matter and how management intends to vote on such matter.

        Notices of intent to present proposals at the fiscal 2008 annual meeting should be addressed to The Secretary, Cognos Incorporated, 3755 Riverside Drive, P.O. Box 9707, Station T, Ottawa, Ontario, Canada, K1G 4K9. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

QUESTIONS AND FURTHER ASSISTANCE

        If you have any questions about the information contained in this circular or require assistance in completing your form of proxy, please contact our proxy solicitation agent, at:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-888-605-8414
Banks and Brokers Call Collect: 212-440-9800

APPROVAL OF COGNOS

        The contents and mailing to shareholders of this circular have been approved by our board of directors.

Ottawa, Ontario	(Signed) W. JOHN JUSSUP
December 10, 2007	Senior Vice President, Chief Legal Officer and Secretary

CONSENT OF LEHMAN BROTHERS

        We hereby consent to the use of our opinion letter dated November 11, 2007 to the board of directors of Cognos Incorporated attached as Appendix C to the management proxy circular of Cognos Incorporated dated December 10, 2007 (the "Circular") and the references to our firm in the letter to shareholders attached to the Circular and in the Circular under the headings "Summary", "The Arrangement — Background to the Arrangement Agreement", "The Arrangement — Reasons for the Arrangement" and "The Arrangement — Fairness Opinion". In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder and we do not thereby admit that we are experts with respect to any part of the Circular under the meaning of the term "expert" as used in the United States Securities Act of 1933, as amended.

LEHMAN BROTHERS INC.

Dated December 10, 2007

(Signed) LEHMAN BROTHERS INC.

APPENDIX A

SPECIAL RESOLUTION OF THE SHAREHOLDERS

BE IT RESOLVED THAT:

1.
The arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") involving Cognos Incorporated (the "Company"), International Business Machines Corporation ("Parent") and 1361454 Alberta ULC ("Sub"), as more particularly described and set forth in the management proxy circular (the "Proxy Circular") of the Company accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.
The plan of arrangement (the "Plan of Arrangement") involving the Company, the full text of which is set out as Schedule A to the Arrangement Agreement made as of November 11, 2007 between Parent, the Company and Sub (the "Arrangement Agreement") (as the Plan of Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

3.
Notwithstanding that this resolution has been passed, and the Arrangement adopted, by the holders of common shares of the Company ("Common Shares") or that the Arrangement has been approved by the Superior Court of Justice (Ontario), the directors of the Company are hereby authorized and empowered without further notice to or approval of the holders of Common Shares (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

4.
Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing.

5.
Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

A-1

APPENDIX B

ARRANGEMENT AGREEMENT

among

INTERNATIONAL BUSINESS MACHINES CORPORATION,

1361454 ALBERTA ULC

and

COGNOS INCORPORATED

dated as of November 11, 2007

i

GLOSSARY

Term	Section
409A Authorities	2.01(m)(xvii)
Acquisition Agreement	3.02(b)
Adverse Recommendation Change	3.02(b)
Adverse Recommendation Change Notice	3.02(b)
affiliate	7.03(a)
Agreement	Preamble
AJCA	2.01(m)(xvii)
Ancillary Software IP	2.01(p)(iv)
ARC	7.03(b)
Arrangement	7.03(c)
Arrangement Resolution	7.03(d)
Articles of Arrangement	7.03(e)
Bankruptcy and Equity Exception	2.01(d)
Baseline Financials	2.01(e)(ii)
Benefit Agreements	2.01(g)(i)
Benefit Plans	2.01(k)(i)
Business Day	7.03(f)
Canadian Options	2.01(c)(i)
Canadian Stock Option Plans	2.01(c)(i)
Cash Proceeds per Share	7.03(g)
CBCA	7.03(h)
Closing Date	7.03(i)
Code	2.01(n)(xxi)
Commissioner	7.03(j)
Commonly Controlled Entity	2.01(k)(i)
Company	Preamble
Company Affiliated Group	2.01(n)(xxi)
Company Bylaws	2.01(a)
Company Common Shares	7.03(k)
Company IP	2.01(p)(iv)
Company Letter	2.01
Company Licensed IP	2.01(p)(iv)
Company Owned IP	2.01(p)(i)
Company Personnel	2.01(g)(i)
Company Stock Plans	2.01(c)(i)
Competition Act	7.03(l)
Competition Act Approval	7.03(m)
Confidentiality Agreement	3.02(a)
Contract	2.01(d)
Court	7.03(n)
CSA	7.03(o)
Depositary	7.03(p)
Derivative Work	2.01(p)(iii)
Dissent Rights	7.03(q)
DOJ	4.03
DSUs	2.01(c)(i)
DSU Holders	1.11
DSU Plan	2.01(c)(i)

Effective Date	7.03(r)
Effective Time	7.03(s)
Environmental Claims	2.01(l)
Environmental Law	2.01(l)
ERISA	2.01(m)(i)
ESPP	2.01(c)(i)
Filed Public Disclosure Documents	2.01(e)(ii)
Final Order	7.03(t)
Financial Advisor	7.03(u)
FTC	4.03
GAAP	2.01(e)(ii)
Government Contract	2.01(w)(i)
Governmental Entity	2.01(d)
Grant Date	2.01(c)(iii)
Hazardous Materials	2.01(l)
HSR Act	2.01(d)
indebtedness	7.03(v)
Intellectual Property	2.01(p)(iv)
Interim Order	7.03(w)
Investment Canada Act	7.03(x)
Investment Canada Act Approval	7.03(y)
IRD	4.03
Intervening Event	3.02(b)
IP Contributing Parties	2.01(p)(ii)(E)
IRS	2.01(m)(ii)
Judgment	2.01(d)
knowledge	7.03(z)
Law	2.01(d)
Leased Real Property	2.01(o)(ii)
Legal Restraints	5.01(c)
Liens	2.01(b)
Major Customer	2.01(i)(i)(S)
Major Customer Contract	2.01(i)(i)(S)
Major Supplier	2.01(i)(i)(T)
Major Supplier Contract	2.01(i)(i)(T)
Material Adverse Effect	7.03(aa)
Material Contract	2.01(i)(i)
Material Litigation	5.02(c)
Misrepresentation	7.03(bb)
Non-Affiliate Plan Fiduciary	2.01(m)(viii)
Nonqualified Deferred Compensation Plan	2.01(m)(xvii)
Offer Letters	Recitals
Parent	Preamble
Pension Plan	2.01(m)(i)
Permits	7.03(cc)
Permitted Liens	2.01(i)(i)(E)
person	7.03(dd)
Plan of Arrangement	7.03(ee)
Post-Signing Returns	3.01(b)
Pre-Acquisition Reorganization	4.09(a)

Primary Company Executives	2.01(n)(xi)
Proxy Circular	7.03(ee)
Public Disclosure Documents	2.01(e)(ii)
Release	2.01(l)
Registered Company IP	2.01(p)(i)
Reorganization Resolution	4.09(b)
RSUs	2.01(c)(i)
RSU Holder	1.11
RSU Plan	2.01(c)(i)
SEC	2.01(e)(ii)
Securities Laws	7.03(gg)
Software	2.01(p)(iv)
SOX	2.01(e)(iii)
Specified Contracts	2.01(i)(i)
Shareholder Approval	7.03(hh)
Shareholders	7.03(ii)
Special Meeting	7.03(jj)
Stock Exchanges	2.01(c)(v)
Stock Options	2.01(c)(i)
Sub	Preamble
Subsidiary	7.03(kk)
Superior Proposal	3.02(a)
Takeover Proposal	3.02(a)
Tax Act	7.03(ll)
tax asset	2.01(n)(xxi)
Tax Pools	2.01(n)(xx)
tax return	2.01(n)(xxi)
taxes	2.01(n)(xxi)
taxing authority	2.01(n)(xxi)
Termination Date	6.01(b)(i)
Termination Fee	4.05(b)
Third Party Software	2.01(p)(iv)
U.S. Exchange Act	7.03(mm)
U.S. Options	2.01(c)(i)
U.S. Securities Act	7.03(nn)
U.S. Stock Option Plans	2.01(c)(i)
Welfare Plan	2.01(m)(iv)

v

        ARRANGEMENT AGREEMENT, dated as of November 11, 2007 (this "Agreement"), by and among INTERNATIONAL BUSINESS MACHINES CORPORATION, a New York corporation ("Parent"), 1361454 ALBERTA ULC, an unlimited liability corporation existing under the laws of the Province of Alberta and an indirect subsidiary of Parent ("Sub"), and COGNOS INCORPORATED, a Canada corporation (the "Company").

        WHEREAS the Company wishes to support and facilitate the Arrangement on the terms and subject to the conditions set forth in this Agreement and the Board of Directors has concluded that it is in the best interests of the Company to consummate the Arrangement, on the terms and subject to the conditions set forth in this Agreement, in which the Company would become a wholly owned subsidiary of Sub, and the Board of Directors has approved this Agreement and intends to recommend that the Arrangement Resolution be approved by the Shareholders, on the terms and subject to the conditions of this Agreement;

        WHEREAS Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Arrangement and also to prescribe various conditions to the Arrangement;

        WHEREAS concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Parent to enter into this Agreement, certain employees of the Company are executing and delivering offer letters (the "Offer Letters") regarding the employment of such employees following the consummation of the Arrangement; and

        WHEREAS concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Parent to enter into this Agreement, certain Shareholders and employees of the Company are entering into agreements with Parent pursuant to which such Shareholders and employees shall agree, among other things, to certain non-competition, non-solicitation and no hire restrictions.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

The Arrangement

        SECTION 1.01.    The Arrangement.    The parties hereto agree, on the terms and subject to the conditions of this Agreement, to carry out the Arrangement in accordance with this Agreement on the terms set out in the Plan of Arrangement, subject to such changes as may be mutually agreed to by the parties in accordance with this Agreement.

        SECTION 1.02.    Implementation Steps by the Company.    The Company covenants in favour of Sub and Parent that the Company shall:

          (a)   subject to compliance with Securities Laws, immediately upon the execution of this Agreement or such later time prior to the opening of markets as is agreed to by the parties, issue a press release announcing the entering into of this Agreement, which press release will be satisfactory in form and substance to Parent, acting reasonably. The Company will file such press release, together with a material change report in prescribed form and a copy of this Agreement as a material contract, with applicable securities regulatory authorities in each province of Canada;

          (b)   as soon as reasonably practicable after the execution and delivery of this Agreement, and in any event no later than December 4, 2007, bring an application before the Court pursuant to section 192 of the CBCA for the Interim Order in a manner and form acceptable to Parent, acting reasonably, providing for, inter alia, the calling and holding of the Special Meeting, and thereafter proceed with such application and diligently pursue obtaining the Interim Order;

          (c)   fix a record date for the purposes of determining the Shareholders entitled to receive notice of, and to vote at, the Special Meeting in accordance with the Interim Order;

          (d)   convene and hold the Special Meeting with a targeted date of January 9, 2008 and in any event on or before January 14, 2008 in accordance with the Interim Order and applicable Laws for the purpose of having Shareholders consider the Arrangement Resolution and for any other proper purpose as may be set out in the Proxy Circular (as agreed to with the prior written consent of Parent); provided that: (i) the Special Meeting shall be held regardless of whether the Board of Directors determines at any time that this Agreement is no longer advisable or recommends that the Shareholders reject the Arrangement Resolution or any other Adverse Recommendation Change has occurred at any time; and (ii) the Arrangement Resolution shall be voted on before any other matter at the Special Meeting, unless otherwise previously agreed to in writing by Parent or required by a Governmental Entity;

          (e)   except to the extent required by a Governmental Entity or for quorum purposes (in the case of an adjournment), not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Special Meeting without Parent's prior written consent, and without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to Section 1.02(d) and this Section 1.02(e) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Takeover Proposal; provided that if the Board of Directors of the Company shall have delivered an Adverse Recommendation Change Notice to Parent, the Company may delay the Special Meeting until one day after the expiration of the five Business Day period immediately following delivery of such notice;

          (f)    subject to Section 3.02, include in the Proxy Circular the unanimous recommendation of the Board of Directors that the Shareholders vote in favour of the Arrangement Resolution;

          (g)   solicit from the Shareholders proxies in favour of the approval of the Arrangement Resolution and, subject to Section 3.02, against any resolution submitted by any other Shareholder;

          (h)   take all reasonable steps necessary to allow Parent and any Subsidiary of Parent, directly or through representatives, to solicit, in accordance with applicable Law, from Shareholders proxies in favour of the approval of the Arrangement Resolution, provided that any such solicitation shall be in a manner approved by the Company, acting reasonably;

          (i)    provide notice to Parent of the Special Meeting and allow representatives of Parent to attend and speak at the Special Meeting;

          (j)    subject to obtaining all approvals as required by the Interim Order, bring an application as soon as reasonably practicable after the Special Meeting but in any event not later than three Business Days thereafter, before the Court pursuant to section 192 of the CBCA for the Final Order in a manner and form acceptable to Parent, acting reasonably, and thereafter proceed with and diligently pursue obtaining the Final Order;

          (k)   subject to obtaining the Final Order and the satisfaction or waiver of the conditions set forth in Article V, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement pursuant to section 192 of the CBCA in a manner and form acceptable to Parent, acting reasonably;

          (l)    (i) permit Parent (and its outside counsel) to review and comment upon drafts of all material to be filed by the Company with the Court or any Governmental Entity in connection with the Arrangement (including the Proxy Circular and any supplement or amendment contemplated by Section 1.07) prior to the service (if applicable) and/or filing of such materials, (ii) give Parent and its counsel reasonable time to review and comment upon such materials and (iii) include all comments promptly and reasonably proposed by Parent and its counsel. The Company shall also provide to Parent's outside counsel on a timely basis copies of any notice of appearance or other Court documents served on the Company in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order;

          (m)  instruct outside counsel acting for the Company to bring the applications referred to in Section 1.02(b) and Section 1.02(j) in cooperation with outside counsel to Parent;

          (n)   not (i) file any material with the Court in connection with the Arrangement or serve any such material, and not agree to modify or amend materials so filed or served, or (ii) send to the Director, for endorsement and filing by the Director, the Articles of Arrangement, except in either case as contemplated hereby or with Parent's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; and

          (o)   file the Proxy Circular with the SEC on Form 6-K as permitted by Rule 3a12-3(b) of the U.S. Exchange Act.

        SECTION 1.03.    Implementation Steps by Parent and Sub.    Each of Parent and Sub covenants in favour of the Company that it shall cooperate with the Company in connection with seeking the Interim Order and the Final Order.

        SECTION 1.04.    Interim Order.    The notice of motion for the motion for the Interim Order referred to in Section 1.02(b) shall request that the Interim Order provide:

          (a)   for confirmation of the record date for the Special Meeting;

          (b)   for the classes of persons to whom notice is to be provided in respect of the Arrangement and the Special Meeting and for the manner in which such notice is to be provided;

          (c)   that the requisite approval for the Arrangement Resolution shall be not less than two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or by proxy at the Special Meeting and such other approval as is required by the Ontario Securities Commission Rule 61-501—Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions;

          (d)   that, in all other respects, the terms, restrictions and conditions of the Charter Documents of the Company, including quorum requirements and all other matters, shall apply in respect of the Special Meeting;

          (e)   for the grant of the Dissent Rights;

          (f)    for the notice requirements with respect to the making of the application to the Court for the Final Order;

          (g)   for such other matters as Parent or Sub may reasonably require subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed;

          (h)   that the Special Meeting may be adjourned or postponed from time to time by the Company in accordance with this Agreement without the need for additional approval by the Court.

        SECTION 1.05.    Articles of Arrangement.    The Articles of Arrangement shall, upon the endorsement of a certificate thereon by the Director under section 192(7) of the CBCA, with such other matters as are necessary to effect the Arrangement and subject to the provisions of the Plan of Arrangement, consummate the Plan of Arrangement. The Articles of Arrangement shall be in form satisfactory to Parent, acting reasonably.

        SECTION 1.06.    Cash Proceeds per Share, RSU Consideration, DSU Consideration, Option Consideration and Replacement Options.    At the Effective Time, pursuant to the Plan of Arrangement, and subject to the terms and conditions of this Agreement and the Plan of Arrangement,

          (a)   each holder of Company Common Shares (other than Parent or its affiliates and holders who have properly exercised Dissent Rights) shall be entitled to receive the Cash Proceeds per Share for each Company Common Share held;

          (b)   subject to the Offer Letters, (A) each holder of unvested RSUs whose terms of employment with the Company provide for acceleration of such RSUs upon a change of control of the Company shall have all RSUs held by such holder that accelerate as a result of the Arrangement, and (B) each holder of vested RSUs shall have all vested RSUs held by such holder exchanged for the number of Company Common Shares underlying such RSU to the extent that the trust under the RSU Plan holds Company Common Shares, and all other RSUs, if any, shall be cancelled by the Company in consideration for a payment by the Company in an amount equal to the product of the number of Company Common Shares underlying such RSUs and the Cash Proceeds per Share, less applicable withholding in accordance with Section 1.12;

          (c)   each RSU that has not been cancelled by the Company in accordance with Section 1.06(b) shall be amended in accordance with the Plan of Arrangement;

          (d)   each holder of DSUs shall have all such DSUs held by such holder cancelled by the Company in consideration for a payment by the Company in an amount equal to the product of the number of Company Common Shares underlying such DSUs and the Cash Proceeds per Share, less applicable withholding in accordance with Section 1.12;

          (e)   subject to the Offer Letters, (A) each holder of unvested Stock Options whose terms of employment with the Company provide for acceleration of such Stock Options upon a change of control of the Company shall have all Stock Options held by such holder that accelerate as a result of the Arrangement, and (B) each holder of vested Stock Options shall have all vested Stock Options held by such holder, in each case, with an exercise price less than the Cash Proceeds per Share, acquired by the Company in consideration for a payment by the Company in an amount equal to: (X) the product of the number of Company Common Shares underlying such Stock Option and the Cash Proceeds per Share, less (Y) the aggregate exercise price payable under such Stock Option to acquire the number of Company Common Shares underlying such Stock Option, less applicable withholding in accordance with Section 1.12; and

          (f)    subject to the Offer Letters, each holder of Stock Options that have not been acquired by the Company in accordance with Section 1.06(e) shall be entitled to receive Replacement Options as set forth in the Plan of Arrangement.

        SECTION 1.07.    Proxy Circular.    As promptly as practicable after the execution and delivery of this Agreement, the Company, in consultation with Parent, will prepare and complete the Proxy Circular together with any other documents required by the CBCA or other applicable Laws in connection with the Arrangement and the Special Meeting. The Company will file the Proxy Circular and any other documentation required to be filed under the Interim Order and applicable Laws in all jurisdictions where the Proxy Circular is required to be filed by the Company and mail or cause to be mailed the Proxy Circular and any other documentation required to be mailed under the Interim Order and applicable Laws to Shareholders, the directors of the Company, the auditors of the Company and any other required persons as promptly as practicable in order to comply with the terms of this Agreement, all in accordance with the terms of the Interim Order and applicable Laws. The Company shall avail itself of the exemption under Rule 3a12-3(b) of the U.S. Exchange Act and file the Proxy Circular and any related materials with the SEC on Form 6-K. Parent will provide such assistance as the Company may reasonably request in such regard. In a timely and expeditious manner, the Company shall prepare (in consultation with Parent) and file amendments or supplements to the Circular required by applicable Laws or as otherwise agreed between the Company and Parent with respect to the Special Meeting and mail or otherwise disseminate such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, to such persons and in all jurisdictions where such amendments or supplements are required to be mailed or disseminated, complying in all material respects with all applicable Laws on the date of the mailing or dissemination thereof.

        SECTION 1.08.    Preparation of Filings, etc.

          (a)   The Company shall (with Parent and its counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 of the CSA in relation to the Special Meeting and, without limiting the generality of the foregoing, shall, in consultation with Parent, use all reasonable efforts to benefit from the accelerated timing contemplated by such instrument.

          (b)   Each of Parent and the Company shall proceed diligently, in a coordinated fashion and use its respective commercially reasonable efforts to cooperate in:

              (i)  the preparation of the Proxy Circular as described in Section 1.07;

             (ii)  the preparation and filing of any exemption or other applications or orders and any other documents required by either of them to discharge their respective obligations under applicable Laws in connection with the Arrangement; and

            (iii)  the taking of all such action as may be required under any applicable Securities Laws or the CBCA in connection with the Arrangement and the Plan of Arrangement.

          (c)   Each of Parent and the Company shall furnish to the other of them, on a timely basis, all information as may be reasonably required to effect the actions contemplated by Section 1.08(a) and Section 1.08(b), and each covenants that no information so furnished by it in writing in connection with those actions or otherwise in connection with the consummation of the Arrangement will contain any Misrepresentation. Each of the parties hereto will ensure that the information relating to it and its Subsidiaries, which is provided in the Proxy Circular, will not contain any Misrepresentation.

          (d)   Each of Parent and the Company shall promptly notify the other of them if, at any time before the Effective Time, it becomes aware that the Proxy Circular or an application for the Interim Order, the Final Order or any other filing under corporate Laws or Securities Laws contains a Misrepresentation or otherwise requires an amendment or supplement to the Proxy Circular or such application. In any such event, each of the parties hereto will co-operate in the preparation of a supplement or amendment to the Proxy Circular or such other document, as the case may be, that corrects that Misrepresentation, and the Company will cause the same to be distributed to the Shareholders, the directors of the Company, the auditors of the Company and any other required persons and filed as required under applicable Laws.

          (e)   The Company shall ensure that the Proxy Circular complies in all material respects with all applicable Laws.

          (f)    The Company shall promptly notify Parent upon the receipt of any communication from the SEC and prior to communicating with the SEC, and shall provide Parent with copies of all correspondence between it and its representatives, on the one hand, and the SEC, on the other hand. Prior to responding to any communication from the SEC, the Company (i) shall include in such response all comments reasonably and promptly proposed by Parent, (ii) shall reasonably consider all comments reasonably proposed by Parent and (iii) unless the Board of Directors of the Company shall have made an Adverse Recommendation Change, shall not respond to the SEC, prior to receiving the approval of Parent, which approval shall not be unreasonably withheld or delayed and in any event approval will be provided within two Business Days following a request therefor.

        SECTION 1.09.    Dissenting Shareholders.    The Plan of Arrangement shall provide that registered Shareholders may exercise Dissent Rights with respect to their Shares in connection with the Arrangement pursuant to and in the manner set forth in the Interim Order and the Plan of Arrangement. The Company shall give Parent prompt notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such Dissent Rights and received by the Company.

        SECTION 1.10.    Amendment.    Without limiting the provisions of the Plan of Arrangement, the Plan of Arrangement may, at any time and from time to time before and after the holding of the Special Meeting, but not later than the Effective Time, be amended by mutual written agreement of the parties hereto. Without limiting the generality of the foregoing, any such amendment may: (a) change the time for the performance of any of the obligations or acts of the parties; (b) waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; (c) waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of the parties; and (d) waive compliance with and modify any conditions precedent contained herein, provided, however, that after receipt of approval of the Arrangement Resolution by the Shareholders, there shall be no amendment that by Law requires further approval by the Shareholders without further approval of such Shareholders.

        SECTION 1.11.    List of Securityholders.    At the reasonable request of Parent from time to time, the Company shall provide Parent with a list (in both written and electronic form) of the registered Shareholders, together with their addresses and respective holdings of Company Common Shares, with a list of the names and addresses and holdings of all persons having rights issued by the Company to acquire Company Common Shares (including Stock Option holders, holders of RSUs ("RSU Holders") and holders of DSUs ("DSU Holders") and a list of non-objecting beneficial owners of Company Common Shares, together with their addresses and respective holdings of Company Common Shares. The Company shall from time to time request that its registrar and transfer agent furnish Parent with such additional information, including updated or additional lists of Shareholders and lists of holdings and other assistance as Parent may reasonably request.

        SECTION 1.12.    Withholding.    Notwithstanding anything in this Agreement to the contrary, the Company, Parent, Sub, the Depositary or one or more other subsidiaries of Parent, as the case may be, shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement or the Plan of Arrangement to any Shareholder, Stock Option holder, DSU Holder or RSU Holder such amounts as are required (or permitted under Section 116 of the Tax Act or the equivalent provision under provincial Law) to be deducted and withheld with respect to the making of such payment under the Tax Act, the Code, or any provision of local, state, provincial or foreign tax Law, in each case, as amended, or the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld and paid to the appropriate Governmental Entity directly or indirectly by the Company, Parent, Sub, the Depositary or one or more other subsidiaries of Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to the former Shareholders, Stock Option holders, DSU Holders or RSU Holders, as the case may be, in respect of which such deduction and withholding was made by the Company, Parent, Sub, the Depositary or one or more other subsidiaries of Parent, as the case may be, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity within the time required, and in accordance with applicable Laws.

        SECTION 1.13.    Closing.    On the Closing Date, the Articles of Arrangement shall be filed with the Director. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Laws, including the CBCA. The closing will take place at the offices of Osler, Hoskin & Harcourt LLP, 1 First Canadian Place, 63rd Floor, Toronto, Ontario M5X 1B8 at 9:00 a.m. (Toronto time) on the Closing Date.

        SECTION 1.14.    Alternative Transaction Structure.    At the request of Parent, the Company shall use commercially reasonable efforts to assist Parent to successfully implement and complete an alternative transaction structure that would result in Parent acquiring, directly or indirectly, all of the Company Common Shares (including, for greater certainty, a Takeover Proposal) so long as such an alternative transaction (a) would provide Shareholders, Stock Option holders, DSU Holders and RSU Holders with cash consideration not less than the cash consideration per security receivable under Section 1.06 and in the case of the Options and RSUs to the extent that tax deferred treatment is available under the Plan of Arrangement, would provide substantially the same tax deferred treatment, and would provide for the acquisition of all the outstanding Company Common Shares, Stock Options, RSUs and DSUs and the Company and/or the Board of Directors shall, if considered necessary or desirable, have received a fairness opinion with respect thereto from the Financial Advisor or another financial advisor, (b) would not result in a delay or time to completion materially longer than the Arrangement, and (c) is otherwise on terms and conditions no more onerous in any material respect than the Arrangement and this Agreement. In the event that the transaction structure is so modified, the relevant provisions of this Agreement shall be modified as necessary in order that they shall apply with full force and effect, mutatis mutandis, but with the adjustments necessary to reflect the revised transaction structure, and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such amendments as may be reasonably required as a result of such modifications and adjustments. The Company shall not be required to implement any alternative transaction structure that would result in the Company incurring a material liability (including any material and unindemnified tax liability) from a transaction implemented prior to the Effective Time.

ARTICLE II

Representations and Warranties

        SECTION 2.01.    Representations and Warranties of the Company.    Except as set forth in the letter (with specific reference to the Section of this Agreement to which the information stated in such disclosure relates; provided that information contained in any section of the Company Letter shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is readily apparent from the face of such disclosure that such information is applicable to such other Section of this Agreement) delivered by the Company to Parent prior to the execution of this Agreement (the "Company Letter"), the Company represents and warrants to Parent and Sub as follows:

          (a)    Organization, Standing and Corporate Power.    Each of the Company and its Subsidiaries (i) is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization (except, in the case of good standing, for entities organized under the Laws of any jurisdiction that does not recognize such concept), (ii) has all requisite corporate or company power and authority to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction (except, in the case of good standing, any jurisdiction that does not recognize such concept) in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary or desirable, other than where the failure to be so organized, existing, qualified or licensed or in good standing (except, in the case of clause (i) above, with respect to the Company), individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect. The Company has made available to Parent complete and correct copies of the articles and the by-laws of the Company (the "Company Bylaws"), as amended to the date of this Agreement. The Company has made available to Parent complete and correct copies of the minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the shareholders, the Board of Directors and each committee of the Board or Directors of the Company held since February 28, 2005.

          (b)    Subsidiaries.    Section 2.01(b) of the Company Letter sets forth a complete and correct list of each Subsidiary of the Company, its place and form of organization. All the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary are owned by the Company, by another wholly owned Subsidiary of the Company or by the Company and another wholly owned Subsidiary of the Company, free and clear of all pledges, claims, liens, charges, options, security interests or other encumbrances of any kind or nature whatsoever (collectively, "Liens"), except for transfer restrictions imposed by applicable Securities Laws or its articles, and are duly authorized, validly issued, fully paid and nonassessable. Except for the shares in the capital of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any shares in the capital of, or other equity or voting interests in, any person.

          (c)    Capital Structure.

              (i)  The authorized share capital of the Company consists of an unlimited number of Company Common Shares. At the close of business on November 8, 2007, (A) 83,768,473 Company Common Shares were issued and outstanding, including RSUs (including Company Common Shares held in trust to satisfy the Company's obligations under the RSU Plan) and DSUs, (B) 1,091,657 restricted share units have been granted under the 2002-2015 Restricted Share Unit Plan of the Company (the "RSUs" and the "RSU Plan", respectively) and 169,439.96 deferred share units have been granted under the Share Plan for Non-Employee Directors of the Company (the "DSUs" and the "DSU Plan", respectively) and no other deferred share units of the Company are outstanding and (C) 7,880,858 Company Common Shares were subject to outstanding options (other than rights under the Employee Stock Purchase Plan of the Company (the "ESPP")) to acquire Company Common Shares pursuant to the 1997-2002 Stock Option Plan of the Company and the 2003-2016 Stock Option Plan of the Company (such options, together with any other stock options granted after November 8, 2007, under the Canadian Stock Option Plans pursuant to the terms of this Agreement or as disclosed in the Company Letter, the "Canadian Options"; and such plans, the "Canadian Stock Option Plans") and 342,794 Company Common Shares were subject to outstanding options (other than rights under the ESPP) to acquire Company Common Shares pursuant to, the Adaytum, Inc. 1999 Stock Option Plan, the Applix, Inc. 2006 Stock Incentive Plan, the Applix, Inc. 2004 Equity Incentive Plan, and the Applix, Inc. 1994 Equity Incentive Plan (such options, together with any other stock options granted after November 8, 2007, under the U.S. Stock Option Plans pursuant to the terms of this Agreement or as disclosed in the Company Letter, the "U.S. Options"; and such plans, the "U.S. Stock Option Plans"; collectively the U.S. Options, the Canadian Options and the 250,000 options granted out of plan to the Company's chief operating officer in May, 2006 are referred to herein as the "Stock Options"; collectively, the Canadian Stock Option Plans, the U.S. Stock Option Plans, the ESPP, the RSU Plan and the DSU Plan are referred to herein as the "Company Stock Plans"). 3,000,000 Company Common Shares were reserved and available for issuance pursuant to the ESPP and 1,679,647 Company Common Shares remained available for grant as of November 8, 2007 under the ESPP. As of August 31, 2007, 1,203,000 Company Common Shares were held by the Company in trust to satisfy its obligations under the RSU Plan. The Company and its Subsidiaries do not hold any Company Common Shares in treasury (other than those held in trust to satisfy the Company's obligations under the RSU Plan). Other than the Company Stock Plans, there is no plan or other Contract providing for the grant of options or rights payable in or exercisable for or into Company Common Shares by the Company or any of its Subsidiaries. No Company Common Shares are owned by any Subsidiary of the Company. The Company has delivered to Parent (1) a complete and correct list, as of the close of business on November 8, 2007, of all outstanding Stock Options, the number of shares subject to each such Stock Option, the grant date, exercise price, vesting schedule and expiration date of each such Stock Option and the name of the holder thereof and an indication of whether or not each such holder is a current employee or director of the Company or any of its Subsidiaries and whether or not such Stock

    Option is intended to qualify as an "incentive stock option" under Section 422 of the Code and (2) a complete and correct list, as of the close of business on November 8, 2007, of all RSUs and DSUs, the grant date and the name of the holder of each such RSU and DSU, the forms of RSU and DSU grant agreements pursuant to which any such RSUs and DSUs were granted and the vesting schedule (if any) and expiration date (if any) of each such RSU and DSU.

             (ii)  Except as set forth in Section 2.01(c)(i), as of the close of business on November 8, 2007, no shares in the capital of, or other equity or voting interests in, the Company, or options, warrants, shares of deferred stock, share units, restricted stock awards, stock appreciation rights, phantom stock awards or other rights to acquire any such stock or securities, or other rights that are linked to the value of the Company Common Shares or the value of the Company or any part thereof, were issued, reserved for issuance or outstanding. Since November 8, 2007 to the date of this Agreement, (A) there have been no issuances by the Company of shares of capital stock of, or other equity or voting interests in, the Company, other than issuances of Company Common Shares pursuant to the exercise of Stock Options outstanding as of November 8, 2007, and only if and to the extent required by their terms as in effect on such date and (B) there have been no issuances by the Company of options, warrants, shares of deferred stock, share units, restricted stock awards, stock appreciation rights, phantom stock awards, other rights to acquire shares of capital stock or other equity or voting interests from the Company, or other rights that are linked to the value of Company Common Shares or the value of the Company or any part thereof.

            (iii)  All outstanding shares of capital stock of the Company are, and all shares that may be issued pursuant to the Company Stock Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no (A) bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries and (B) except as set forth in this Section 2.01(c), securities or other instruments or obligations of the Company or any of its Subsidiaries, in each case, the value of which is based upon or derived from any shares in the capital of, or other equity or voting interests in, the Company or which has or which by its terms may have at any time (whether actual or contingent) the right to vote (or which is convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company or any of its Subsidiaries may vote. Except as set forth in this Section 2.01(c), there are no securities, options, warrants, calls, rights or Contracts of any kind to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound, obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares in the capital of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares in the capital of, or other equity or voting interests in, the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or Contract. With respect to the Stock Options, (1) each Stock Option intended to qualify as an "incentive stock option" under Section 422 of the Code so qualifies, (2) each grant of a Stock Option was duly authorized no later than the date on which the grant of such Stock Option was by its terms to be effective (the "Grant Date") by all necessary corporate action, including, as applicable, approval by the Board of Directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (3) each such grant was made in accordance with the terms of the Company Stock Plans, the Securities Laws and all other applicable Laws and regulatory rules or requirements, including the rules of the Stock Exchanges, (4) the per share exercise price of each Stock Option was not less than the fair market value of a share of Company Common Shares on the applicable Grant Date and (5) each such grant was properly accounted for in all material respects in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company's Public Disclosure Documents in accordance with the Securities Laws and all other applicable Laws. Except pursuant to the tax withholding provisions under which the Stock Options, RSUs or DSUs were granted, in each case, as in effect on the date of this Agreement, there are no outstanding contractual or other obligations of the Company or any of its Subsidiaries to (I) repurchase, redeem or otherwise acquire any shares in the capital of, or other equity or voting interests in, the Company or any of its Subsidiaries or (II) vote or dispose of any shares in the capital of, or other equity or voting interests in, the Company or any of its Subsidiaries. The Company is not a party to any voting agreements with respect to any shares in the capital of, or other equity or voting interests in, the Company or any of its Subsidiaries and, to the knowledge of the Company, as of the date of this Agreement there are no irrevocable proxies and no voting agreements with respect to any shares in the capital of, or other equity or voting interests in, the Company or any of its Subsidiaries. Section 2.01(c)(iii) of the Company Letter contains a complete and correct list as of the date of this Agreement of each holder of unvested Stock Options and/or unvested RSUs whose terms of employment with the Company provide for acceleration of such Stock Options and/or such RSUs upon a change of control of the Company. All Stock Options, RSUs and DSUs may, by their terms or the Arrangement, be treated in accordance with Sections 1.06.

            (iv)  By its terms, each U.S. Option may be treated in the same manner as a Canadian Option, as contemplated by Section 1.06.

             (v)  As of the date of this Agreement, the Company is not listed on any stock exchange other than the Toronto Stock Exchange and the NASDAQ Global Select Market (collectively, the "Stock Exchanges").

          (d)    Authority; Noncontravention.    The Company has the requisite corporate power and authority to execute and deliver this Agreement, to consummate the Arrangement and the other transactions contemplated by this Agreement, subject, in the case of the Arrangement, to obtaining the Shareholder Approval, Interim Order and Final Order, and to comply with the provisions of this Agreement. The execution and delivery of this Agreement by the Company, the consummation by the Company of the Arrangement and the other transactions contemplated by this Agreement and the compliance by the Company with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, to comply with the terms of this Agreement or to consummate the Arrangement and the other transactions contemplated by this Agreement, subject, in the case of the Arrangement, to obtaining the Shareholder Approval, Interim Order and Final Order. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by Parent and Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be (i) limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors' rights generally and (ii) subject to general principles of equity, whether considered in a proceeding at law or in equity (the "Bankruptcy and Equity Exception"). The Board of Directors of the Company, at a meeting duly called and held at which all of the directors of the Company were present, duly and unanimously adopted resolutions (i) approving this Agreement, the Arrangement and the other transactions contemplated by this Agreement, (ii) declaring that it is in the best interests of the Company for the Company to enter into this Agreement and consummate the Arrangement and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement, (iii) determining that the Arrangement is fair to the Shareholders, (iv) directing that the Arrangement be submitted to a vote at the Special Meeting to be held as set forth in Section 1.02 and (v) recommending, subject to Section 3.02, that the Shareholders approve the Arrangement Resolution and adopt the Arrangement, subject to the terms of the

  Arrangement Resolution, which resolutions, except to the extent permitted by Section 3.02, have not been rescinded, modified or withdrawn in any way. The execution and delivery of this Agreement, the consummation of the Arrangement and the other transactions contemplated by this Agreement and compliance by the Company with the provisions of this Agreement do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to a loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or assets of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under (including any right of a holder of a security of the Company or any of its Subsidiaries to require the Company or any of its Subsidiaries to acquire such security), any provision of (A) the articles of the Company or the Company Bylaws or the articles or bylaws (or similar organizational documents) of any of its Subsidiaries, (B) any loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, lease or other contract, commitment, agreement, instrument, arrangement, understanding, obligation, undertaking or license, whether oral or written (each, including all amendments thereto, a "Contract") or Permit to which the Company or any of its Subsidiaries is a party or bound by or any of their respective properties or assets are bound by or subject to or otherwise under which the Company or any of its Subsidiaries has rights or benefits or (C) subject to the governmental filings and other matters referred to in the following sentence, any (1) federal, state, provincial or local, domestic or foreign, statute, law, code, ordinance, rule or regulation of any Governmental Entity (each, a "Law") or (2) federal, state, provincial or local, domestic or foreign, judgment, injunction, order, writ or decree of any Governmental Entity (each, a "Judgment"), in each case, applicable to the Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, breaches, defaults, rights, terminations, cancellations, accelerations, losses, Liens, rights or entitlements that, individually or in the aggregate, are not reasonably likely to (x) result in a Material Adverse Effect, (y) prevent, materially impede or materially delay the consummation by the Company of the Arrangement or the other transactions contemplated hereby or (z) result in an impairment in any material respect of the ability of the Company to perform its obligations under this Agreement. No consent, approval, order or authorization of, registration, declaration or filing with, or notice to, any (i) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, commissioner (including the Commissioner), tribunal (including the Competition Tribunal) board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing (a "Governmental Entity"), is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company, the consummation by the Company of the Arrangement or any of the other transactions contemplated by this Agreement or the compliance by the Company with the provisions of this Agreement, except for (I) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods required under the Investment Canada Act, the Competition Act and any other applicable competition, merger control, antitrust or similar Law, (II) the filing with the CSA of this Agreement, a material change report, the Proxy Circular and such other documents and reports under the Securities Laws and the rules and regulations promulgated thereunder, as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (III) the filing of applications (and supporting materials) for each of the Interim Order and the Final Order with the Court, (IV) the filing of the Articles of Arrangement with the Director, (V) any filings with the Director under the CBCA, (VI) any filings required under the rules and regulations of the Stock Exchanges and (VII) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made, individually or in the aggregate, are not reasonably likely to (x) result in a Material Adverse Effect, (y) prevent, materially impede or materially delay the consummation by the Company of the Arrangement or the other transactions contemplated hereby or (z) result in an impairment in any material respect of the ability of the Company to perform its obligations under this Agreement.

          (e)    Public Disclosure Documents.

              (i)  The Company is a "reporting issuer" under Canadian Securities Laws.

             (ii)  The Company has made available to Parent, or the System for Electronic Data, Analysis and Retrieval (SEDAR) database of the CSA and the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system of the U.S. Securities and Exchange Commission ("SEC") contain in a publicly available format, complete and correct copies of all reports, schedules, forms, statements and other documents filed with or furnished to the CSA or the SEC, as the case may be, by the Company since February 28, 2004 (together with all exhibits and schedules thereto and documents and other information incorporated therein by reference, the "Public Disclosure Documents"). The Company has filed with or furnished to the CSA and SEC each report, schedule, form, statement or other document or filing required by Law to be filed or furnished since February 28, 2004. No Subsidiary of the Company is required to file or furnish any report, schedule, form, statement or other document with, or make any other filing with, or furnish any other material to, the CSA or the SEC, as the case may be. As of their respective dates, each of the Public Disclosure Documents complied as to form in all material respects with the requirements of Securities Laws applicable to such Public Disclosure Document, and none of the Public Disclosure Documents at the time it was filed or furnished contained any Misrepresentation. Except to the extent that information contained in any Public Disclosure Document filed or furnished and publicly available prior to the date of this Agreement (a "Filed Public Disclosure Document") has been revised or superseded by a later filed or furnished Filed Public Disclosure Document, none of the Public Disclosure Documents contains any Misrepresentation. The Company has made available to Parent copies of all comment letters received by the Company from the CSA or the SEC since February 28, 2004, and relating to the Public Disclosure Documents, together with all written responses of the Company thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in such comment letters received by the Company from the CSA or the SEC. As of the date of this Agreement, to the knowledge of the Company none of the Public Disclosure Documents is the subject of any ongoing review by the CSA or the SEC. The financial statements (including the related notes) of the Company included in the Public Disclosure Documents complied, at the time the respective statements were filed, as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the CSA and the SEC with respect thereto, have been or will be prepared in accordance with generally accepted accounting principles in effect from time to time in the United States of America ("GAAP") (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly financial statements, to normal and recurring year-end audit adjustments). Except (A) as set forth in the most recent balance sheet (including the notes thereto) included in the Filed Public Disclosure Documents (the "Baseline Financials"), (B) for liabilities incurred after the date of the Baseline Financials but prior to the date of this Agreement in the ordinary course of business consistent with past practice, and (C) for liabilities incurred on or after the date of this Agreement that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect, the Company and its Subsidiaries have no material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise). The Company has not filed any confidential material change report or similar disclosure document with any securities regulatory authority or stock exchange that remains confidential as of the date of this Agreement.

            (iii)  The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (collectively, "SOX") applicable to it. The Company has promptly disclosed, by filing a Form 8-K, any change in or waiver of the Company's code of ethics, as required by Section 406(b) of SOX. To the knowledge of the Company, there have been no violations of provisions of the Company's code of ethics.

            (iv)  The principal executive officer of the Company and the principal financial officer of the Company each has made all certifications required by Rule 13a-14 or 15d-14 under the U.S. Exchange Act and Sections 302 and 906 of SOX, as applicable, with respect to the Public Disclosure Documents, and the statements contained in such certifications were accurate as of the date they were made. For purposes of this Agreement, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in SOX. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, "extensions of credit" to directors or executive officers within the meaning of Section 402 of SOX. The chief executive officer of the Company and the chief financial officer of the Company each has made all certifications required by CSA Multilateral Instrument 52-109, as applicable, with respect to the Public Disclosure Documents, and the statements contained in such certifications were accurate as of the date they were made.

             (v)  Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company's or any of its Subsidiaries published financial statements or other Public Disclosure Documents.

            (vi)  The Company maintains "internal control over financial reporting" (as defined in Rule 13a-15(f) of the U.S. Exchange Act) in compliance with the U.S. Exchange Act.

           (vii)  The Company maintains "disclosure controls and procedures" (as defined in Rule 13a-15(e) of the U.S. Exchange Act) in compliance with the U.S. Exchange Act.

          (viii)  The Company is a "foreign private issuer" (as such term is defined in Rule 3b-4(c) under the U.S. Exchange Act) and is exempt from Sections 14(a), 14(b), 14(c) and 14(f) under the U.S. Exchange Act pursuant to Rule 3a12-3(b) of the U.S. Exchange Act. The Company has no reason to believe it will not qualify as a "foreign private issuer" at any time prior to the Effective Date.

          (f)    Information Supplied.    None of the information included or incorporated by reference in the Proxy Circular will, at the date it is first mailed to the Shareholders, at the time of the Special Meeting or at the time of any amendment or supplement thereof, as amended or supplemented at such time or date, contain any Misrepresentation, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub specifically for inclusion or incorporation by reference in the Proxy Circular.

          (g)    Absence of Certain Changes or Events.

              (i)  Since February 28, 2007 to the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice and there has not been (A) any Material Adverse Effect, (B) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company's or any of its Subsidiaries' capital or other equity or other voting interests, except for dividends by a direct or indirect wholly owned Subsidiary of the Company to its parent, (C) any split, combination or reclassification of any of the Company's or any of its Subsidiaries' capital or other equity or other voting interests or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares in the capital of, or other equity or voting interests in, the Company or any of its Subsidiaries, (D) (1) any grant by the Company or any of its Subsidiaries to any current director, officer, employee, individual contractor or individual consultant of the Company or any of its Subsidiaries (collectively, "Company Personnel") or former Company Personnel of any bonus opportunity, any loan or any increase in any type of compensation or benefits, except for grants of normal bonus opportunities and normal increases of base compensation or benefits, in each case, prior to the date of this Agreement in the ordinary course of business consistent with past practice or as expressly required by any Benefit Plan or Benefit Agreement in effect on the date hereof, or (2) any payment by the Company or any of its Subsidiaries to any Company Personnel of any bonus, except for bonuses paid or accrued prior to the date of this Agreement in the ordinary course of business consistent with past practice or as expressly required by any Benefit Plan or Benefit Agreement in effect on the date hereof, (E) any grant by the Company or any of its Subsidiaries to any current director or officer of the Company or any of its Subsidiaries of any severance, change in control, termination or similar compensation or benefits or increases therein or of the right to receive any severance, change in control, termination or similar compensation or benefits or increases therein or any grant by the Company or any of its Subsidiaries to any other Company Personnel of any material severance, change in control, termination or similar compensation or benefits or material increases therein or of the right to receive any material severance, change in control, termination or similar compensation or benefits or material increases therein, (F) any adoption of or entry by the Company or any of its Subsidiaries into, any material amendment of or modification to or agreement to materially amend or modify, or any termination of, (1) (x) any employment, deferred compensation, change in control, severance, termination, loan, indemnification, retention, stock repurchase, or similar Contract between the Company or any of its Subsidiaries, on the one hand, and any such Company Personnel, on the other hand, (y) any material consulting agreement between the Company or any of its Subsidiaries, on the one hand, and any such Company Personnel who is a current or former officer or director of the Company or any of its Subsidiaries, on the other hand and (z) any material consulting agreement between the Company or any of its Subsidiaries, on the one hand, and any such Company Personnel, on the other hand, (2) any Contract between the Company or any of its Subsidiaries, on the one hand, and any such Company Personnel, on the other hand, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of the nature contemplated by this Agreement or (3) any trust or insurance Contract or other agreement to fund or otherwise secure payment of any compensation or benefit to be provided to any such Company Personnel (all such Contracts under this clause (F) which are set forth on the Company Letter or required to be set forth on the Company Letter pursuant to its terms, including any such Contract which is entered into on or after the date of this Agreement, collectively, "Benefit Agreements"), (G) any grant or amendment of any incentive award (including stock options, stock appreciation rights, performance units, restricted stock, restricted stock units, stock repurchase rights or other stock-based or stock-related awards) or the removal or modification of any restrictions in any such award, except for grants or amendments made in the ordinary course of business consistent with past practice or in the context of the Company's ordinary salary review cycle in accordance with past practice or as expressly required under any Benefit Plan or Benefit Agreement in effect on the date hereof, (H) any material change in financial or tax accounting methods, principles or practices by the Company or any of its Subsidiaries, except insofar as may have been required by GAAP or applicable Law, (I) any material tax election or change in any material tax election or any settlement or compromise of any material income tax liability, (J) any material write-down by the Company or any of its Subsidiaries of any of the material assets of the Company or any of its Subsidiaries, or (K) any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property or rights thereto, other than nonexclusive licenses granted in the ordinary course of the business of the Company and its Subsidiaries consistent with past practice.

             (ii)  Since February 28, 2007, each of the Company and its Subsidiaries has continued all pricing, sales, receivables and payables practices in accordance with the ordinary course of business consistent with past practice and has not engaged, except in the ordinary course of business consistent with past practice, in (A) any promotional sales or discount activity with any customers or distributors with the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) sales to the trade or otherwise that would otherwise be expected to occur in subsequent fiscal quarters, (B) any practice that would have the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) collections of receivables that would otherwise be expected to be made in subsequent fiscal quarters, (C) any practice that would have the effect of postponing to subsequent fiscal quarters payments by the Company or any of its Subsidiaries that would otherwise be expected to be made in prior fiscal quarters (including the current fiscal quarter) or (D) any other promotional sales or discount activity.

          (h)    Litigation.    Section 2.01(h) of the Company Letter sets forth, as of the date of this Agreement, a complete and correct list of each claim (other than immaterial claims), action, suit, judicial, administrative and regulatory proceeding or investigations pending or, to the knowledge of the Company, threatened by or against the Company or any of its Subsidiaries (i) for money damages, (ii) that seeks injunctive relief, (iii) that may give rise to any legal restraint on or prohibition against or limit the material benefits to Parent of the transactions contemplated by this Agreement or (iv) that, if resolved in accordance with plaintiff's demands, is reasonably likely to have a Material Adverse Effect. There is no Judgment of any Governmental Entity or arbitrator outstanding against, or, to the knowledge of the Company, investigation, proceeding, notice of violation, order of forfeiture or complaint by any Governmental Entity involving, the Company or any of its Subsidiaries that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect.

          (i)    Contracts.

              (i)  Section 2.01(i) of the Company Letter contains a complete and correct list as of the date of this Agreement of:

              (A)  each Contract pursuant to which the Company or any of its Subsidiaries has agreed not to compete with any person in any area or to engage in any activity or business, or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging;

              (B)  each Contract to which the Company or any of its Subsidiaries is a party providing for exclusivity or any similar requirement or pursuant to which the Company or any of its Subsidiaries is restricted in any way, or which after the Effective Time could restrict Parent or any of its Subsidiaries in any way, with respect to the development, manufacture, marketing or distribution of their respective products or services or otherwise prohibits any activity in respect of the operation of their businesses, or pursuant to which any benefit or right is required to be given or lost as a result of non-compliance with any such exclusive or prohibiting requirements, or which requires the Company or any of its Subsidiaries to refrain from granting license or franchise rights to any other person;

              (C)  each material Contract by and between the Company or any of its Subsidiaries and (1) any affiliate of the Company or any of its Subsidiaries (other than the Company or any Subsidiary), (2) any Company Personnel, (3) any union or other labour organization or (4) any person known by the Company to be an affiliate of any such person (other than, in each case, (I) offer letters or employment agreements that (x) are entered into by the Company or any of its Subsidiaries in the ordinary course of business and do not deviate substantially or materially from the Company's or such Subsidiary's standard form agreement and are not with a director or officer of the Company or any of its Subsidiaries, (y) provide for an annual base salary of not more than $200,000, or (z) are terminable at will by the Company or any of its Subsidiaries both without any penalty and without any obligation of the Company or any of its Subsidiaries to pay severance or other compensation or benefits (other than accrued base salary or consulting fees, accrued commissions, accrued bonuses, accrued vacation pay, accrued floating holidays and legally mandated benefits or amounts), (II) invention assignment and confidentiality agreements relating to the assignment of inventions to the Company or any of its Subsidiaries not involving the payment of money and (III) Benefit Plans and Benefit Agreements);

              (D)  each Contract under which the Company or any of its Subsidiaries has incurred any indebtedness having an aggregate principal amount in excess of $1,000,000;

              (E)  each Contract to which the Company or any of its Subsidiaries is a party creating or granting a Lien (including Liens upon properties or assets acquired under conditional sales, capital leases or other title retention or security devices), other than (1) Liens for taxes not yet due and payable, that are payable without penalty or that are being contested in good faith and for which adequate reserves have been recorded, (2) Liens for assessments and other governmental charges or landlords', carriers', warehousemen's, mechanics', repairmen's, workers' or similar Liens, incurred in the ordinary course of business, consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings, (3) Liens incurred in the ordinary course of business, consistent with past practice, in connection with workers' compensation, unemployment insurance, Canada Pension Plan and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations (4) title of a lessor under a capital or operating lease and (5) Liens that are not reasonably likely to adversely interfere in a material way with the use of properties or assets encumbered thereby (collectively, "Permitted Liens");

              (F)  each material Contract to which the Company or any of its Subsidiaries is a party (1) containing any "change in control" or similar provisions with respect to the Company or any of its Subsidiaries, including provisions requiring consent or approval of, or notice to, any Governmental Entity or other person in the event of, or with respect to, consummation of the Arrangement or any of the other transactions contemplated by this Agreement or the execution, delivery or effectiveness of this Agreement will materially conflict with, result in a material violation or material breach of, or constitute a default (with or without notice or lapse of time or both) under, such Contract, or give rise under such Contract to any right of, or result in, a termination, right of first refusal, material amendment, revocation, cancellation or material acceleration of any obligation, or a loss of a material benefit or the creation of any material Lien upon any of the properties or assets of the Company, Parent or any of their respective Subsidiaries, or to any increased, guaranteed, accelerated or additional material rights or material entitlements of any person, (2) prohibiting or imposing any restrictions on the assignment of all or any portion of such Contract by the Company or its Subsidiaries (without regard to any exception permitting assignments to subsidiaries or affiliates) or (3) containing any provisions having the effect of providing that the consummation of the Arrangement or any of the other transactions contemplated by this Agreement or the execution, delivery or effectiveness of this Agreement will require that a third party be provided with access to source code or that any source code be released from escrow and provided to any third party;

              (G)  each Contract to which the Company or any of its Subsidiaries is a party providing for payments of royalties or other license fees to third parties, in each case in excess of $400,000 annually, that is not terminable on 90 days or less notice;

              (H)  each Contract to which the Company or any of its Subsidiaries is a party granting a third party any licence to material Intellectual Property that is not limited to the internal use of such third party other than in the ordinary course of business consistent with past practice;

              (I)   each Contract pursuant to which the Company or any of its Subsidiaries has been granted any license to Intellectual Property, other than nonexclusive licenses granted in the ordinary course of business of the Company and its Subsidiaries consistent with past practice;

              (J)   each Contract to which the Company or any of its Subsidiaries is a party granting the other party to such Contract or a third party "most favoured nation" pricing or terms that (1) applies to the Company or any of its Subsidiaries or (2) following the Effective Time, would apply to Parent or any of its Subsidiaries other than Sub;

              (K)  each Contract pursuant to which the Company or any of its Subsidiaries has agreed or is required to provide any third party with access to source code, or to provide for source code to be put in escrow, excluding non-material pieces of source code developed for customers by the Company which are not integral to the Company's products or services;

              (L)  each Contract to which the Company or any of its Subsidiaries is a party for any joint venture (whether in partnership, limited liability company or other organizational form) or material alliance or similar arrangement;

              (M) each Contract to which the Company or any of its Subsidiaries is a party for any development, marketing, resale, distribution or similar arrangement relating to any product, service or material Company Owned IP other than any Contract entered into in the ordinary course of business, consistent with past practice;

              (N)  each Contract to which the Company or any of its Subsidiaries is a party with any Governmental Entity that is material to the Company and its Subsidiaries;

              (O)  each material Contract to which the Company or any of its Subsidiaries is a party entered into in the last five years in connection with the settlement or other resolution of any suit, claim, action, investigation or proceeding that has any material continuing obligations, liabilities or restrictions;

              (P)   each material Contract to which the Company or any of its Subsidiaries is a party providing for future performance by the Company or any of its Subsidiaries in consideration of amounts previously paid, excluding maintenance or other services agreements (other than services agreements involving material amounts) with customers entered into in the ordinary course of business consistent with past practice;

              (Q)  each Contract to which the Company or any of its Subsidiaries is a party providing for liquidated damages (other than in an immaterial amount or events Contracts entered into in the ordinary course of business);

              (R)  each material Contract pursuant to which the Company or any of its Subsidiaries provides professional services for a fixed fee that guarantees a specific result;

              (S)   each material Contract entered into in the last 18 months between the Company or any of its Subsidiaries and any of the 25 largest customers of the Company and its Subsidiaries determined on the basis of revenues received by the Company or any of its Subsidiaries in the four consecutive fiscal quarter period ended August 31, 2007 (each such customer, a "Major Customer", and each such Contract, a "Major Customer Contract");

              (T)  each material Contract between the Company or any of its Subsidiaries and any of the 15 largest licensors or other suppliers to the Company and its Subsidiaries determined on the basis of amounts paid by the Company or any of its Subsidiaries in the four consecutive fiscal quarter period ended August 31, 2007 (each such licensor or other supplier, a "Major Supplier", and each such Contract, a "Major Supplier Contract");

              (U)  except for Contracts otherwise disclosed pursuant to this Section 2.01(i), each Contract which has aggregate future sums due to or from the Company or any of its Subsidiaries, taken as a whole, (i) during the period commencing on the date of this Agreement and ending on the 12-month anniversary of this Agreement, in excess of $2,000,000 or (ii) during the life of the Contract, in excess of $5,000,000; and

              (V)  except for the Contracts disclosed above, each material Contract to which the Company or any of its Subsidiaries is a party not made in the ordinary course of business consistent with past practice.

The Contracts of the Company or any of its Subsidiaries of the type referred to in clauses (A) through (V) of subsection (i) above are collectively referred to in this Agreement as "Specified Contracts". The Company has made available to Parent a complete and correct copy of each of the Specified Contracts, including all amendments thereto. Subject to the Bankruptcy and Equity Exception, each Contract of the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries (a "Material Contract"), is in full force and effect (except for those Contracts that have expired in accordance with their terms) and is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms. Each of the Company and its Subsidiaries has performed or is performing all material obligations required to be performed by it under the Material Contracts and is not (with or without notice or lapse of time or both) in breach in any material respect or default thereunder, and has not waived or failed to enforce any material rights or benefits thereunder, and, to the knowledge of the Company, no other party to any of the Material Contracts is (with or without notice or lapse of time or both) in breach in any material respect or default thereunder. To the knowledge of the Company, there has occurred no event giving (with or without notice or lapse of time or both) to others any right of termination, material amendment or cancellation of any Material Contract. To the knowledge of the Company, there are no circumstances that are reasonably likely to occur that is reasonably likely to adversely affect the ability of the Company or any of its Subsidiaries to perform its material obligations under any Material Contract.

             (ii)  As of the date of this Agreement, none of the Major Customers or Major Suppliers has terminated, failed to renew or requested any material amendment to any of its Major Customer Contracts or Major Supplier Contracts, or any of its existing relationships, with the Company or any of its Subsidiaries.

          (j)    Compliance with Laws.    The Company and its Subsidiaries have in effect all material Permits that are necessary for them to own, lease or operate their properties and assets and to carry on their businesses in all material respects as currently conducted and as proposed by the Company to be conducted. Each of the Company and its Subsidiaries is, and since March 1, 2004 has been, in compliance in all material respects with all applicable Laws and Judgments, and no condition or state of facts exists that is reasonably likely to give rise to a material violation of, or a material liability or default under, any such applicable Law or Judgment. The execution and delivery of this Agreement by the Company does not, and the consummation of the Arrangement and the other transactions contemplated hereby and compliance with the terms hereof are not, reasonably likely to cause the revocation or cancellation of any material Permit. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written communication during the past three years from any person that alleges that the Company or any of its Subsidiaries is not in compliance in all material respects with, or is subject to material liability under, any Permit, Law or Judgment or relating to the revocation or modification of any material Permit. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any notice that any investigation or review by any Governmental Entity is pending with respect to the Company or any of its Subsidiaries or any of their respective material assets or operations, or that any such investigation or review is contemplated. Neither the Company nor any of its Subsidiaries currently holds, or at any time has held, any licences issued by the Federal Communications Commission.

          (k)    Absence of Changes in Benefit Plans; Employment Agreements; Labour Relations.

              (i)  Except as disclosed in the Filed Public Disclosure Documents, since February 28, 2007 to the date of this Agreement, none of the Company or any of its Subsidiaries has adopted, entered into, terminated or amended or modified in any material respect, except as required by applicable Law, or agreed to adopt, enter into, terminate or amend or modify in any material respect, except as required by applicable Law, (A) any collective bargaining agreement, or (B) any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock repurchase right, stock option (including the Company Stock Plans), phantom stock, stock-based compensation, performance, retirement, supplemental retirement, savings, paid time off, perquisite, vacation, severance, change in control, termination, retention, disability, death benefit, hospitalization, medical or other welfare benefit or other similar plan, program, arrangement or agreement (whether oral or written, funded or unfunded and whether or not subject to the Laws of the United States or Canada) sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, any of its Subsidiaries or any other person that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or with respect to which the Company is otherwise jointly or severally liable under applicable Law (each, a "Commonly Controlled Entity"), in each case, providing compensation or benefits to any Company Personnel or former Company Personnel, but not including (A) the Benefit Agreements, or (B) any statutory benefit arrangements that an employer is required by applicable Law to participate in, or to contribute to, including the Canada and Quebec pension plans and plans administered pursuant to applicable health tax, workplace safety insurance, employment insurance or workers' compensation law (all such plans, programs, arrangements and agreements, including any such plan, program, arrangement or agreement entered into or adopted on or after the date of this Agreement, collectively, "Benefit Plans"), or (except as would not be material or as required by applicable Law) has made any change in any actuarial or other assumption used to calculate funding obligations with respect to any Pension Plan, or any change in the manner in which contributions to any Pension Plan are made or the basis on which such contributions are determined.

             (ii)  As of the date of this Agreement, there are no collective bargaining agreements or other labour union, worker union, worker council or other similar agreements to which the Company or any of its Subsidiaries is a party or by which any of them is bound. Since February 28, 2005, neither the Company nor any of its Subsidiaries has encountered any labour union organizing activity, or had any actual or, to the knowledge of the Company, threatened employee strikes, work stoppages, slowdowns or lockouts. None of the employees of the Company or any of its Subsidiaries is represented by any union with respect to his or her employment by the Company or such Subsidiary. Each of the Company and its Subsidiaries is, and since February 28, 2005, has been, in compliance in all material respects with all applicable Laws and Judgments relating to employment and employment practices, occupational safety and health standards, terms and conditions of employment and wages and hours, and is not, and since February 28, 2005, has not, engaged in any unfair labour practice. As of the date hereof, the Company has not received notice of any unfair labour practice charge or complaint against the Company or any of its Subsidiaries that is pending, and, to the knowledge of the Company, there is no unfair labour practice charge or complaint against the Company or any of its Subsidiaries threatened, in each case before the National Labour Relations Board or any comparable Governmental Entity.

          (l)    Environmental Matters.    (i) Each of the Company and its Subsidiaries is, and since February 28, 2004 has been, in compliance in all material respects with all applicable Environmental Laws, and as of the date hereof neither the Company nor any of its Subsidiaries has received any written communication alleging that the Company or such Subsidiary is in violation of, or may have liability under, any Environmental Law; (ii) each of the Company and its Subsidiaries possesses and is in compliance in all material respects with all Permits required under applicable Environmental Laws for the conduct of their respective operations as now being conducted, and all such Permits are in good standing; (iii) there are no material Environmental Claims pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries; (iv) there has been no Release of any Hazardous Material that is reasonably likely to form the basis of any material Environmental Claim against the Company or any of its Subsidiaries; (v) neither the Company nor any of its Subsidiaries has retained or assumed, either contractually or by operation of Law, any liability or obligation that is reasonably likely to form the basis of any material Environmental Claim against the Company or any of its Subsidiaries; (vi) there are no aboveground or underground storage tanks, generators or known or suspected asbestos-containing materials for which the Company or its Subsidiaries is responsible at, on, under or about property owned, operated or leased by the Company or any of its Subsidiaries, nor, to the knowledge of the Company, were there any underground storage tanks on, under or about any such property in the past; (vii) neither the Company nor any of its Subsidiaries stores, generates, or disposes of Hazardous Materials (excluding office, cleaning or similar supplies used in the ordinary course of the Company's or its Subsidiaries' businesses) at, on, under, about or from property owned or leased by the Company or any of its Subsidiaries; and (viii) there are no past or present events, conditions, circumstances, activities, practices, incidents, actions or plans that are reasonably likely to form the basis of any material Environmental Claim against the Company or any of its Subsidiaries.

        For all purposes of this Agreement, (A) "Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, Judgments, demands, directives, claims, Liens, investigations, proceedings or written or oral notices of noncompliance or violation by or from any person alleging liability of any kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (1) the presence or Release of, or exposure to, any Hazardous Material at any location or (2) the failure to comply with any Environmental Law; (B) "Environmental Law" means any Law, Judgment, legally binding agreement or Permit issued, promulgated or entered into by or with any Governmental Entity relating to pollution, the environment

(including ambient air, surface water, groundwater, land surface or subsurface strata), natural resources or human health and safety; (C) "Hazardous Materials" means any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, toxic substances and any other chemical, material, substance or waste that is prohibited, limited or regulated under any Environmental Law; and (D) "Release" means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within any building, structure, facility or fixture.

          (m)    Pensions and Benefits.

              (i)  Section 2.01(m)(i) of the Company Letter sets forth a complete and correct list of all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended "ERISA") which are Benefit Plans (each, a "Pension Plan"), and all other Benefit Plans and Benefit Agreements, that, in each case, are in effect as of the date of this Agreement. The Company has made available to Parent complete and correct copies of (A) each Benefit Plan and each Benefit Agreement (or, in the case of any unwritten Benefit Plans or Benefit Agreements, descriptions thereof), (B) the two most recent annual reports, or such similar reports, statements, information returns or material correspondence required to be filed, with or delivered to any Governmental Entity, if any, with respect to each Benefit Plan (including reports filed on Form 5500), (C) the most recent summary plan description (if any), and any summary of material modifications, prepared for each Benefit Plan for which such summary plan description is required under applicable Law and (D) each trust agreement, group annuity or insurance Contract or similar documents providing for the funding of compensation or benefits under any Benefit Plan or Benefit Agreement.

             (ii)  All Pension Plans intended to be tax qualified under the Code have been the subject of favourable determination letters or opinions from the Internal Revenue Service (the "IRS") to the effect that such Pension Plans are qualified and exempt from United States Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code or, in the case of a Pension Plan that is based upon a pre-approved plan, the sponsor of such plan has received a favourable advisory or opinion letter as to the form of such plan from the IRS upon which the Company is entitled to rely under applicable IRS procedures), and no such determination, advisory or opinion letter has been revoked (nor, as of the date of this Agreement, to the knowledge of the Company, has revocation been threatened in writing) and no event has occurred since the date of the most recent determination, advisory or opinion letter or application therefor relating to any such Pension Plan that is reasonably likely to adversely affect the qualification of such Pension Plan or require security under Section 307 of ERISA. All Benefit Plans required to have been approved by any non-United States Governmental Entity (or permitted to have been approved to obtain any beneficial tax or other status) have been so approved or timely submitted for approval, no such approval has been revoked (nor, as of the date of this Agreement, has revocation been threatened in writing) and no event has occurred since the date of the most recent approval relating to any such Benefit Plan that is reasonably likely to adversely affect any such approval relating thereto. The Company has made available to Parent a complete and correct copy of the most recent determination or approval letter received with respect to each Pension Plan, as well as a complete and correct copy of each pending application for a determination or approval letter, if any.

            (iii)  Since December 31, 2000, neither the Company nor any Commonly Controlled Entity has sponsored, maintained, contributed to or been obligated to maintain or contribute to, or has any actual or contingent liability under, any Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit pension plan (as such term is defined in Section 3(35) of ERISA) or that provides for the payment of termination indemnities.

            (iv)  No Benefit Plan or Benefit Agreement that provides welfare benefits (each, a "Welfare Plan") is funded through a "welfare benefits fund" (as such term is defined in Section 419(e) of the Code). There are no understandings, agreements or undertakings, written or oral, that would prevent any Welfare Plan (including any Welfare Plan covering retirees or other former employees) from being amended or terminated without material liability to the Company or any of its Subsidiaries on or at any time after the Effective Time. No Benefit Plan provides welfare benefits after termination of employment, except where the cost thereof is borne entirely by the former employee (or his or her eligible dependents or beneficiaries) or as required by Section 4980B(f) of the Code or other applicable Law.

             (v)  Except as expressly set forth in the Offer Letters or in the Plan of Arrangement, Section 2.01(m)(v) of the Company Letter sets forth, as of the date of this Agreement, a complete and correct list of (A) each Benefit Plan and each Benefit Agreement pursuant to which any Company Personnel would become entitled to any additional compensation, severance or other benefits or any acceleration of the time of payment or vesting of any compensation, severance or other benefits as a result of the Arrangement and the other transactions contemplated by this Agreement (alone or in combination with any other event), or any benefits the value of which would be calculated on the basis of the Arrangement and the other transactions contemplated by this Agreement (alone or in combination with any other event), and (B) the names of all Company Personnel entitled to any such compensation or benefits actually payable as of the Effective Date or upon termination of employment after the Effective Date and the category or type of each such form of compensation or benefit to which such Company Personnel is entitled. Except as expressly set forth in the Offer Letters or in Plan of Arrangement or as required by applicable Law, no Company Personnel will be entitled to any severance, change in control, termination, bonus or other additional compensation or benefits or any acceleration of the time of payment or vesting of any compensation or benefits as a result of the Arrangement and the other transactions contemplated by this Agreement (alone or in combination with any other event) or any compensation or benefits related to or contingent upon, or the value of which will be calculated on the basis of, the Arrangement or any of the other transactions contemplated by this Agreement (alone or in combination with any other event). The execution and delivery of this Agreement, the consummation of the Arrangement and the other transactions contemplated by this Agreement (alone or in combination with any other event) and compliance by the Company with the provisions of this Agreement do not and will not (A) trigger any funding (through a grantor trust or otherwise) of, or increase the cost of, or give rise to any other obligation under, any Benefit Plan, Benefit Agreement or any other employment arrangement, (B) trigger the forgiveness of indebtedness owed by any Company Personnel to the Company or any of its affiliates or (C) result in any violation or breach of, or a default (with or without notice or lapse of time or both) under, or limit the Company's ability to amend, modify or terminate, any Benefit Plan or Benefit Agreement.

            (vi)  No deduction of any amount payable pursuant to the terms of the Benefit Plans, Benefit Agreements or any other employment arrangements has been disallowed or is subject to disallowance under Section 162(m) of the Code.

           (vii)  As of the date hereof, neither the Company nor any of its Subsidiaries has received written or, to the knowledge of the Company, oral notice of, and, to the knowledge of the Company, there are no, pending investigations by any Governmental Entity with respect to, or pending termination proceedings or other material claims (except claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings against or involving any Benefit Plan or Benefit Agreement or asserting any rights or claims to benefits under, any Benefit Plan or Benefit Agreement.

          (viii)  With respect to each Benefit Plan, (A) there has not occurred any prohibited transaction in which the Company, any of its Subsidiaries or any of their respective officers, directors or employees or, to the knowledge of the Company, any trustee or other fiduciary or administrator of any Benefit Plan or trust created thereunder, in each case, who is not an officer, director or employee of the Company or any of its Subsidiaries (a "Non-Affiliate Plan Fiduciary"), has engaged that is reasonably likely to subject the Company, any of its Subsidiaries or any of their respective officers, directors or employees to a material tax or penalty on prohibited transactions imposed by Section 4975 of the Code or any material sanctions imposed under Title I of ERISA or any other applicable Law and (B) none of the Company, any of its Subsidiaries or any of their respective officers, directors or employees, or, to the knowledge of the Company, any Non-Affiliate Plan Fiduciary, or any agent of any of the foregoing, has engaged in any transaction or acted in a manner, or failed to act in a manner, that is reasonably likely to subject the Company or any of its Subsidiaries to any material liability for breach of fiduciary duty under ERISA or any other applicable Law.

            (ix)  The Company and its Subsidiaries do not have any material liability or obligations, including under or on account of a Benefit Plan or Benefit Agreement, arising out of the hiring of persons to provide services to the Company or any of its Subsidiaries and treating such persons as consultants or independent contractors and not as employees of the Company or any of its Subsidiaries.

             (x)  Each Benefit Plan is, and has been, established, registered, amended, funded, administered and invested in material compliance with the terms of such Benefit Plan (including the terms of any Benefit Agreement or other documents in respect of such Benefit Plan) and all applicable Laws. Neither the Company nor its Subsidiaries has received, in the last six years, any notice from any Governmental Entity questioning or challenging such compliance, and the Company has no knowledge of any such notice beyond the last six years. There is no investigation by a Governmental Entity or other claims (other than routine claims for payment of benefits), suits or proceedings pending or, to the knowledge of the Company threatened involving any Benefit Plan or their assets, and no facts exist which could reasonably be expected to give rise to any such claims (other than routine claims for payment of benefits), suits or proceedings. Except as would not reasonably be expected to be material, all reports, returns and similar documents with respect to all Benefit Plans required to be filed with any Governmental Entity or distributed to any Benefit Plan participant have been duly and timely filed or distributed.

            (xi)  Neither the Company nor its Subsidiaries has any formal plan and has made any promise or commitment, whether legally binding or not, to create any additional Benefit Plan or to improve or change the benefits provided under any Benefit Plan.

           (xii)  Except as would not reasonably be expected to be material, all employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all Laws. Neither the Company nor any of its Subsidiaries has incurred any unfunded liabilities in relation to any Benefit Plan that have not been properly accounted for under GAAP.

          (xiii)  There is no entity other than the Company or Subsidiaries of the Company participating in any Benefit Plan. No Benefit Plan provides benefits to persons who are not Company Personnel or former Company Personnel, and their respective spouses, dependents and beneficiaries.

          (xiv)  All employee data necessary to administer each Benefit Plan is in the possession of the Company, its Subsidiaries or its agents and is in a form which is sufficient for the proper administration of the Benefit Plan in accordance with its terms and all Laws and such data is complete and correct in all material respects.

           (xv)  There are no Benefit Plans to which the Company or its Subsidiaries are required to contribute which are not maintained or administered by the Company, its Subsidiaries or their affiliates.

          (xvi)  None of the Benefit Plans, or any Benefit Agreements, requires or permits a retroactive increase in premiums or payments, or requires additional premiums or payments on termination of the Benefit Plan or any Benefit Agreement relating thereto, except as required by applicable Law.

         (xvii)  Each Benefit Plan and each Benefit Agreement that is a "nonqualified deferred compensation plan" within the meaning of Section 409A(d)(1) of the Code (a "Nonqualified Deferred Compensation Plan") subject to Section 409A of the Code has been operated in compliance in all material respects with Section 409A of the Code since January 1, 2005, based upon a good faith, reasonable interpretation of (A) Section 409A of the Code and (B)(1) the Final Regulations issued thereunder, (2) the Proposed Regulations issued thereunder or (3) IRS Notice 2005-1, in the case of clauses (2) and (3), as modified by IRS Notice 2006-79 (clauses (A) and (B), together, the "409A Authorities"). No Benefit Plan or Benefit Agreement that would be a Nonqualified Deferred Compensation Plan subject to Section 409A of the Code but for the effective date provisions that are applicable to Section 409A of the Code, as set forth in Section 885(d) of the American Jobs Creation Act of 2004, as amended (the "AJCA"), has been "materially modified" within the meaning of Section 885(d)(2)(B) of the AJCA after October 3, 2004, based upon a good faith reasonable interpretation of the AJCA and the 409A Authorities. Except as may be provided in a tax-equalization arrangement, no Participant is entitled to any gross-up, make-whole or other additional payment from the Company in respect of any tax (including Federal, state, local or foreign income, excise or other taxes (including taxes imposed under Section 409A of the Code)) or interest or penalty related thereto.

        (xviii)  There are no understandings, agreements or undertakings, written or oral, the would prevent any Benefit Plan from being amended or terminated without material liability to the Company or any of its Subsidiaries (subject to the terms of such Benefit Plan and applicable Law) on or any time after the Effective Date.

          (n)    Taxes.

              (i)  Each of the Company, its Subsidiaries and each Company Affiliated Group has timely filed all material tax returns required to be filed by it, and all such tax returns are complete and correct in all material respects. Each of the Company and its Subsidiaries and each Company Affiliated Group has timely paid all material taxes due and payable by it, including all instalments on account of taxes for the current year that are due and payable by it, whether or not assessed and whether or not shown on any tax return, other than taxes being contested in good faith and for which adequate reserves, in accordance with GAAP, have been established. The most recent financial statements contained in the Filed Public Disclosure Documents reflect an adequate reserve, in accordance with GAAP for amounts at least equal to the amount of all material taxes payable by the Company and its Subsidiaries and each Company Affiliated Group that are not yet due and payable whether or not assessed and whether or not shown as being due on any tax returns and that relate to periods ending on or prior to the date of such financial statements, and the Company and has made adequate provisions in accordance with GAAP in their books and records for any taxes accruing in respect of any period which has ended subsequent to the period covered by such financial statements.

             (ii)  As of the date hereof no material tax return or material tax asset of the Company or any of its Subsidiaries or any Company Affiliated Group is currently under audit or examination by any taxing authority, and no written or unwritten notice of such an audit or examination has been received by the Company or any of its Subsidiaries. There is no deficiency, assessment or reassessment, refund litigation, proposed adjustment or matter in controversy with respect to any material taxes due and owing by the Company, any of its Subsidiaries or any Company Affiliated Group. Each deficiency, assessment or reassessment resulting from any completed audit or examination or concluded litigation relating to material amounts of taxes by any taxing authority has been timely paid unless contested in good faith through appropriate proceedings. As of the date hereof, no material issues (individually or in the aggregate) relating to taxes or tax assets were raised in writing by the relevant taxing authority during any presently pending audit or examination, and no material issues (individually or in the aggregate) relating to taxes or tax assets (other than issues involving related party transactions between the Company and its Subsidiaries) were raised in writing by the relevant taxing authority in any audit or examination completed since December 31, 2002 that could reasonably be expected to recur in a later taxable period. The relevant statute of limitations is closed with respect to the U.S. federal income tax returns of the Company's U.S. Subsidiaries for all years through February 28, 2003.

            (iii)  There is no currently effective agreement or other document extending the period of assessment or collection of any material taxes (other than extensions to file tax returns), and no power of attorney (other than powers of attorney authorizing employees of the Company to act on behalf of the Company) with respect to any material taxes has been executed or filed with any taxing authority.

            (iv)  No Liens for material amounts of taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for Liens imposed by applicable Laws for taxes not yet due and Liens for taxes that the Company or any of its Subsidiaries is contesting in good faith through appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been established.

             (v)  Since the publication date of the Company's most recently published consolidated financial statements, no material tax liability not reflected in such statements or otherwise provided for in the books and records of the Company in accordance with GAAP has been assessed, proposed to be assessed, incurred or accrued.

            (vi)  Each of the Company and its Subsidiaries has duly and timely collected all material amounts on account of any sales or transfer taxes, including goods and services taxes, harmonized sales and provincial or territorial sales taxes, required by applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by applicable Laws to be remitted by it.

           (vii)  The Company has delivered or made available to Parent (A) complete and correct copies of all tax returns of the Company and each of its Subsidiaries and/or each Company Affiliated Group relating to taxes for all taxable periods for which the applicable statute of limitations or assessment period has not yet expired and (B) complete and correct copies of all tax rulings (including private letter rulings), taxation authority reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests, transfer pricing studies, valuation studies and any similar documents received from or submitted to a taxation authority by, or agreed to by or on behalf of the Company and/or any of its Subsidiaries and/or each Company Affiliated Group, and relating to taxes for all taxable periods for which the statute of limitations or reassessment period has not yet expired.

          (viii)  Neither the Company nor any of its Subsidiaries is a party to, bound by any or currently has any liability under any tax sharing agreement, tax indemnity obligation or similar agreement or arrangement with respect to taxes (including any advance pricing agreement, closing agreement or other agreement relating to taxes with any taxing authority).

            (ix)  None of the Company or any of its Subsidiaries or any Company Affiliated Group will be required to include in a taxable period ending after the Effective Date a material amount of taxable income attributable to income that accrued (for purposes of the financial statements of the Company included in the Filed Public Disclosure Documents) in a prior taxable period but was not recognized for tax purposes in any prior taxable period as a result of the instalment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of any tax Law or for any other reason (including as a result of prepaid amounts or deferred revenue received on or prior to the Effective Date, except as set forth on its tax returns).

             (x)  Neither the Company nor any of its Subsidiaries is treated as a disregarded entity or a "pass through" entity under any federal, local, domestic or foreign tax Law of any jurisdiction in which the Company or any of such Subsidiaries is incorporated or doing business.

            (xi)  Except as expressly set forth in the Offer Letters and other than payments that may be made to persons set forth on Section 2.01(n)(xi) of the Company Letter (the "Primary Company Executives"), no amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of the Merger and the other transactions contemplated by this Agreement (alone or in combination with any other event) by any person who is a "disqualified individual" (as defined in Treasury Regulation Section 1.280G-1) with respect to the Company would be characterized as an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code). The Company has provided Parent with true and correct documentation evidencing the "base amount" (as defined in Section 280G(b)(3) of the Code) for each Primary Company Executive as of the date of this Agreement. Except as may be provided under any tax-equalization agreement, no current or former director, officer, employee, contractor or consultant of the Company or any of its Subsidiaries is entitled to any gross-up, make-whole or other additional payment from the Company or any of its Subsidiaries in respect of any tax (including Federal, state, provincial, territorial, municipal, local or foreign income, excise and other taxes (including taxes imposed under Sections 280G or 409A of the Code)) or interest or penalty related thereto.

           (xii)  The Company and its Subsidiaries and each Company Affiliated Group have complied in all material respects (individually or in the aggregate) with all applicable Laws relating to the payment and withholding of taxes (including withholding of taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code or similar provisions under any Laws) and have, within the time and the manner prescribed by Law, withheld from and paid over to the proper taxing authorities all material amounts (individually or in the aggregate) required to be so withheld (including taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any person, including any employees, officers or directors and any non-resident person) and paid over under applicable Laws.

          (xiii)  Neither the Company nor any of its Subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" (A) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement or (B) in a distribution that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Arrangement or any of the other transactions contemplated by this Agreement.

          (xiv)  With respect to any material positions taken on the Federal income tax returns of the Company or its Subsidiaries or any Company Affiliated Group that could give rise to a substantial understatement of Federal income tax within the meaning of Section 6662 of the Code, the Company or its Subsidiaries or any Company Affiliated Group (A) has disclosed such positions on the relevant tax returns or (B) had, at the time such positions were taken, substantial authority for such positions within the meaning of Section 6662 of the Code.

           (xv)  To the Company's knowledge and based on its transfer pricing documentation (including any applicable transfer pricing studies), all material related party transactions involving the Company or any of its Subsidiaries are at arm's length in material compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provision of any tax Law. Each of the Company and its Subsidiaries has maintained documentation (including any applicable transfer pricing studies) in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder and any comparable provision of any tax Law. Section 2.01(n)(xv) of the Company Letter sets forth a list of the Company's transfer pricing studies relevant to any taxes or tax returns for any period for which the relevant statutes of limitations is open. All references to the Treasury Regulations in this Section 2.01(n)(xv) are to the Treasury Regulations as in effect on the date of this Agreement.

          (xvi)  Neither the Company, nor any of its Subsidiaries (A) that is owned, directly or indirectly, by a "U.S. person" within the meaning of Section 7701(a)(30) of the Code is a "passive foreign investment company" within the meaning of Section 1297(a) of the Code and the Treasury Regulations promulgated thereunder or (B) has ever made an election under Section 1362 of the Code to be treated as an S corporation for Federal income tax purposes or made a similar election under any comparable provision of any tax Law.

         (xvii)  Each of the Company and its Subsidiaries has conducted all aspects of its business in all material respects in accordance with the terms and conditions of all tax rulings and tax concessions that were provided by any relevant taxing authority, except for conduct that, individually or in the aggregate, could not be expected to result in a material liability for the Company or its Subsidiaries.

        (xviii)  Neither the Company nor any of its Subsidiaries has ever participated in any "listed transaction", as defined in Treasury Regulation Section 1.6011-4(b), required to be reported in a disclosure statement pursuant to Treasury Regulation Section 1.6011-4(a).

          (xix)  For all transactions between the Company and any person not resident in Canada with whom the Company or any of the Subsidiaries was not dealing at arm's length during a taxation year commencing after 1998 and ending on or before the Closing Date, the Company and its Subsidiaries have made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

           (xx)  The tax basis of the assets of the Company and its Subsidiaries by category including the classification of such assets as being depreciable or amortizable (collectively, the "Tax Pools"), as reflected in the tax returns of the Company and its Subsidiaries, is true and correct in all material respects.

          (xxi)  For purposes of this Agreement, (A) "taxes" shall include all federal, provincial, state and local, domestic and foreign income, franchise, property, sales, goods and services, harmonized sales, excise, employment, payroll, social security, value-added, ad valorem, transfer, withholding and other taxes, including taxes based on or measured by gross receipts, profits, sales, use or occupation, tariffs, levies, Canada, Quebec and other government pension plan premiums or contributions, impositions, assessments or governmental charges of any nature whatsoever, including any interest, penalties, fines or additions with respect thereto; (B) "Company Affiliated Group" means each affiliated, combined, consolidated or unitary group of which the Company or any of its Subsidiaries is a member; (C) "taxing authority" means any Governmental Entity exercising regulatory authority in respect of any taxes; (D) "tax return" means any federal, provincial, state and local, domestic and foreign declaration, report, form, claim for refund, disclosure statement (including any statement pursuant to Treasury Regulation Section 1.6011-4(a)) or information, return statement or other document relating to taxes, including any certificate, schedule or attachment thereto, and including any amendment thereof; (E) "tax asset" shall include any net operating loss, non-capital losses, net capital losses, Tax Pools, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute which could reduce taxes; and (F) "Code" means the Internal Revenue Code of 1986, as amended.

          (o)    Properties.

              (i)  Each of the Company and its Subsidiaries has good and marketable title to, or in the case of leased property and leased tangible assets has valid and enforceable leasehold interests in, all of its material properties and tangible assets, except for such properties and tangible assets as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants, taxes that are not yet delinquent and similar encumbrances that, individually or in the aggregate, have not materially interfered with, and are not reasonably likely to materially interfere with, the ability of the Company and its Subsidiaries to use such property and assets in the business of the Company and its Subsidiaries as currently conducted and as proposed by the Company to be conducted. All such material properties and tangible assets, other than properties and tangible assets in which the Company or any of its Subsidiaries has a leasehold interest, are free and clear of all Liens, except for Permitted Liens.

             (ii)  Section 2.01(o)(ii) of the Company Letter sets forth a complete and correct list as of the date of this Agreement of all real property and interests in real property leased by the Company or any of its Subsidiaries (each such property, a "Leased Real Property").

            (iii)  With respect to each Leased Real Property, neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted anyone the right to use or occupy such Leased Real Property or any material portion thereof.

            (iv)  Each of the Company and its Subsidiaries is in compliance in all material respects with the terms of all leases of material Leased Real Property to which it is a party and under which it is in occupancy, and each such lease is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors' rights generally and by general principles of equity. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession in all material respects under all the leases to material Leased Real Property to which it is a party and under which it is in occupancy.

             (v)  The Company is the legal and beneficial owner of the lands municipally known as 3755 Riverside Drive, Ottawa, Ontario, Canada in fee simple, with good and marketable title thereto, free and clear of all Liens, other than Permitted Liens. There are no Contracts which materially affect or relate to the title to, or ownership of, such lands.

          (p)    Intellectual Property.

              (i)  Section 2.01(p)(i) of the Company Letter sets forth a complete and correct list of all issued patents, patent applications, registered trademarks and applications therefor, registered copyrights and applications therefor, and domain names and applications therefor owned by the

    Company or any of its Subsidiaries as of the date of this Agreement (the "Registered Company IP" and, together with all material Software owned by the Company or any of its Subsidiaries as of the date of this Agreement other than Registered Company IP, the "Company Owned IP").

             (ii)  To the knowledge of the Company, the Company and each of its Subsidiaries owns, or is licensed or otherwise has the right to use (in each case, free and clear of any Liens, other than Permitted Liens) all Intellectual Property necessary for or material to the conduct of its business as currently conducted and as proposed to be conducted.

              (A)  All Registered Company IP has been duly registered and/or filed, as applicable, with or issued by each applicable Governmental Entity in each applicable jurisdiction, all necessary affidavits of continuing use have been filed, and all necessary maintenance fees have been paid to continue all such rights in effect except where the Company has determined to discontinue such registration.

              (B)  To the knowledge of the Company, none of the Company or any of its Subsidiaries or any of its or their products or services has infringed upon or otherwise violated, or is infringing upon or otherwise violating, the Intellectual Property rights of any third party.

              (C)  There is no suit, claim, action or proceeding pending or, to the knowledge of the Company, threatened with respect to, any possible infringement or other violation in any material respect by the Company or any of its Subsidiaries or any of its or their products or services of the Intellectual Property rights of any third party. Since March 1, 2003, the Company has not been notified in writing of any possible infringement or other violation in any material respect by the Company or any of its Subsidiaries or any of its or their products or services of the Intellectual Property rights of any third party. To the knowledge of the Company, there is no investigation pending or threatened with respect to any possible infringement or other violation in any material respect by the Company or any of its Subsidiaries or any of its or their products or services of the Intellectual Property rights of any third party.

              (D)  Except as previously disclosed to Parent, to the knowledge of the Company, no person or any product or service of any person is infringing upon or otherwise violating in any material respect any Company Owned IP. No licensor of any Company Licensed IP has notified or otherwise informed the Company or any of its Subsidiaries in writing that any person or any product or service of any person is infringing upon or otherwise violating in any material respect any Company Licensed IP.

              (E)  All Company IP that is confidential or proprietary has been maintained in confidence in accordance with protection procedures customarily used in the Company's industry to protect rights of like importance. Each of the former or current members of management or key personnel of the Company or any of its Subsidiaries, including all former and current employees, agents, consultants and independent contractors who have contributed to or participated in the conception and development of material Intellectual Property owned, intended to be owned or used by the Company or any of its Subsidiaries (all such persons, the "IP Contributing Parties"), have assigned or otherwise transferred to the Company or any of its Subsidiaries all ownership and other rights of any nature whatsoever (to the extent permitted by Law) of such IP Contributing Party in such Intellectual Property, and none of the IP Contributing Parties have a valid claim against the Company or any of its Subsidiaries in connection with the involvement of such IP Contributing Party in the conception and development of any such Intellectual Property, and no such claim has been asserted or threatened in each case in writing. To the knowledge of the Company, none of the current employees of the Company or any of its Subsidiaries has any patents issued or applications pending for any device, process, design or invention of any kind now used or needed by the Company or any of its Subsidiaries in furtherance of their business as currently conducted or proposed to be conducted, which patents or applications have not been assigned to the Company or any of its Subsidiaries.

              (F)  The execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance with the provisions of this Agreement do not and will not (i) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration of any Material Contract pursuant to which the Company or any of its Subsidiaries is a licensor or licensee of Intellectual Property, or (ii) result in the loss of, or encumbrance of, any material Company IP or material benefit related thereto, or result in the creation of any Lien (other than Permitted Liens) in or upon, any material Company IP or right related thereto.

              (G)  To the extent Third Party Software is distributed to customers of the Company or any of its Subsidiaries together with the Company Owned IP, (1) any third party rights and licenses have been identified in Section 2.01(p)(ii)(G)(1) of the Company Letter, (2) all necessary licenses have been obtained and (3) no material royalties or payments are due (or such royalties and payments are identified in Section 2.01(p)(ii)(G)(3) of the Company Letter).

              (H)  None of the source code or other material trade secrets of the Company or any of its Subsidiaries has been published or disclosed by the Company or any of its Subsidiaries, except pursuant to a non-disclosure agreement that is in the standard form used by the Company that has been made available to Parent prior to the date of this Agreement, or, to the knowledge of the Company, by any other person to any person except pursuant to licenses or Contracts requiring such other person to keep such trade secrets confidential.

              (I)   Neither the Company nor any of its Subsidiaries has assigned, sold or otherwise transferred ownership of any material Company Owned IP since March 1, 2003.

              (J)   Except for source code provided to third party developers to make modifications or Derivative Works for the benefit of the Company or any Subsidiary, no licenses or rights have been granted to a third person to distribute the source code for, or to use any source code to create Derivative Works of, any Company Owned IP included in any product currently marketed by, commercially available from or under development by the Company or any of its Subsidiaries for which the Company possesses the source code.

              (K)  The Company and each of its Subsidiaries has (1) created and has safely stored back-up copies of all their material computer programs and software (including object code, source code and associated data and documentation), and (2) taken reasonable steps to protect their material Company Owned IP and their rights thereunder, and to the knowledge of the Company, no such rights to any material Company Owned IP have been lost or are in jeopardy of being lost through failure to act by the Company or any of its Subsidiaries.

              (L)  Section 2.01(p)(ii)(L) of the Company Letter identifies any and all open source, public source or freeware software or any modification or derivative thereof, including any version of any software licensed pursuant to any GNU, general public license, LGPL or limited general public license, that is used in, incorporated into, integrated or bundled with the Company IP.

            (iii)  For purposes of this Agreement, "Derivative Work" shall have the meaning set forth in 17 U.S.C. Section 101.

            (iv)  For purposes of this Agreement, (A) "Intellectual Property" means Software, Ancillary Software IP, trademarks, service marks, brand names, certification marks, trade dress, assumed names, domain names, trade names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not in any jurisdiction; patents, applications for patents (including divisions, provisionals, continuations, continuations in-part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; non-public information, trade secrets, know-how, formulae, processes, procedures, research records, records of invention, test information, market surveys, software and confidential information, whether patentable or not in any jurisdiction and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not in any jurisdiction, and any renewals or extensions thereof; any similar intellectual property or proprietary rights; and any claims or causes of action (pending, threatened or which could be filed) arising out of any infringement or misappropriation of any of the foregoing; (B) "Software" means all types of computer software programs, including operating systems, application programs, software tools, firmware and software imbedded in equipment, including both object code and source code; (C) "Ancillary Software IP" means all written or electronic data, documentation, and materials that explain the structure or use of Software or that were used in the development of Software or are used in the operation of the Software including logic diagrams, flow charts, procedural diagrams, error reports, manuals and training materials, look-up tables and databases; (D) "Third Party Software" means Software with respect to which a third party holds any copyright or other ownership right (and, therefore, such Software is not owned exclusively by the Company or any of its Subsidiaries); (E) "Company Licensed IP" means any Intellectual Property licensed to the Company or any of its Subsidiaries; and (F) "Company IP" means Company Owned IP and Company Licensed IP.

          (q)    Insurance.    Copies of all material insurance policies have been made available to Parent. All such policies are in full force and effect, all premiums due and payable thereon have been paid, and no notice of cancellation or termination has been received with respect to any such material policy which has not been replaced on substantially similar terms prior to the date of such cancellation. There is no material claim pending under any such material policies as to which coverage has been questioned, denied or disputed.

          (r)    Shareholder Rights Plan.    The Company has no shareholder rights plan, "poison-pill" or other agreement or arrangement designed to have the effect of delaying, deferring or discouraging another party from acquiring control of the Company.

          (s)    Voting Requirements.    The voting requirements necessary to approve or adopt the Arrangement or to consummate the Arrangement and the other transactions contemplated by this Agreement are those to be set out in the Interim Order unless otherwise modified by the Court.

          (t)    Brokers; Schedule of Fees and Expenses.    No broker, investment banker, financial advisor or other person, other than the Financial Advisor, the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Arrangement and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has delivered to Parent complete and correct copies of all agreements under which any such fees or commissions are payable and all indemnification and other agreements related to the engagement of the persons to whom such fees are payable. The fees and expenses of any accountant, broker, financial advisor, consultant, legal counsel or other person retained by the Company in connection with this Agreement or the transactions contemplated hereby incurred or to be incurred by the Company in connection with this

  Agreement and the transactions contemplated by this Agreement will not exceed the fees and expenses set forth in Section 2.01(t) of the Company Letter.

          (u)    Opinion of Financial Advisor.    The Company has received the opinion of Financial Advisor to the effect that, as of the date of such opinion and based on the assumptions, qualifications and limitations set forth therein, that, from a financial point of view, the consideration to be offered to the Shareholders is fair to such Shareholders.

          (v)    Unlawful Payments.    None of the Company, any of its Subsidiaries, or any officer, director, to the knowledge of the Company, any employee, agent or representative of the Company or any of its Subsidiaries has made, directly or indirectly, with respect to the operation of the Company and its Subsidiaries any (i) bribe or kickback, (ii) illegal political contribution, (iii) payment from corporate funds which was incorrectly recorded on the books and records of the Company or any of its Subsidiaries; (iv) unlawful payment from corporate funds to governmental or municipal officials in their individual capacities for the purpose of affecting their action or the actions of the jurisdiction which they represent to obtain favourable treatment in securing business or licenses or to obtain special concessions of any kind whatsoever, or (v) illegal payment from corporate funds to obtain or retain any business.

          (w)    Government Contracts.

              (i)  To the knowledge of the Company, none of the employees, consultants or agents of the Company or any of its Subsidiaries is or during the last six years has been (except as to routine security investigations) under administrative, civil or criminal investigation or indictment by any Governmental Entity. There is no pending, and during the last six years there has been no, audit or, to the knowledge of the Company, investigation by a Governmental Entity with respect to any alleged improper activity, misstatement or omission arising under or relating to any Contract between or among the Company or any of its Subsidiaries and any Governmental Entity (a "Government Contract"). During the last six years, neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation, has had reason to conduct, initiate or report any internal investigation, or has made a voluntary disclosure with respect to any alleged improper activity, misstatement or omission arising under or relating to a Government Contract. None of the Company, its Subsidiaries nor, to the knowledge of the Company, any of their respective employees, consultants or agents has made any intentional misstatement or omission in connection with any voluntary disclosure that has led, or is expected to lead, either before or after the Effective Date, to any of the consequences set forth in the immediately preceding two sentences or any other material damage, penalty assessment, recoupment of payment or disallowance of cost.

             (ii)  There are (A) no outstanding claims against the Company or any of its Subsidiaries by a Governmental Entity or by any prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract that is reasonably likely to result in a material liability to the Company or any of its Subsidiaries, a material suspension or debarment of the Company or any of its Subsidiaries from doing business with a Governmental Entity, a finding of non-responsibility or ineligibility for contracting with a Governmental Entity or any other material impairment of any business relationship between the Company and any of its Subsidiaries, on the one hand, and a Governmental Entity, on the other hand, and (B) no material disputes between the Company or any of its Subsidiaries and a Governmental Entity under the Contract Disputes Act or similar applicable Law or between the Company or any of its Subsidiaries and any prime contractor, subcontractor or vendor arising under or relating to any Government Contract. To the knowledge of the Company, no event, condition or omission has occurred that would reasonably constitute grounds for a claim or a dispute under clause (A) or (B). Neither the Company nor any of its Subsidiaries has an interest in any pending or potential material claim under the Contract Disputes Act or similar applicable Law against a Governmental Entity or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract.

            (iii)  None of the Company, its Subsidiaries or, to the knowledge of the Company, any of their respective employees, consultants or agents is (or during the last six years has been) suspended or debarred from doing business with a Governmental Entity or is (or during such period was) the subject of a finding of non-responsibility or ineligibility for contracting with a Governmental Entity.

            (iv)  All material test and inspection results that the Company or its Subsidiaries have provided to a Governmental Entity or any other entity pursuant to a Government Contract or as a part of the delivery to a Governmental Entity pursuant to a Government Contract of any article designed, engineered or manufactured by the Company or its Subsidiaries were complete and correct in all material respects. Either the Company or one of its Subsidiaries has provided all material test and inspection results to the relevant Governmental Entity pursuant to each Government Contract as required by applicable Law and the terms of the applicable Government Contract.

             (v)  With respect to each material Government Contract (A) all representations and certifications of the Company, any of its Subsidiaries, or any of their respective officers, directors or employees set forth in or pertaining to such Government Contract were current, complete and correct as of their effective date, and the Company or one of its Subsidiaries has complied in all material respects with all such representations and certifications; (B) as of the date of this Agreement, no Governmental Entity nor any prime contractor, subcontractor or other entity has notified the Company or its Subsidiaries in writing that the Company or its Subsidiaries has breached or violated any applicable Law pertaining to such Government Contract; (C) as of the date of this Agreement, no termination for default, cure notice or show cause notice is in effect pertaining to such Government Contract and (D) as of the date of this Agreement, to the knowledge of the Company, no event, condition or omission has occurred or exists that would constitute grounds to any action referred to in clause (C); (E) as of the date of this Agreement, to the knowledge of the Company, no cost incurred by the Company or its Subsidiaries pertaining to such Government Contract is the subject of any investigation or has been disallowed by the relevant Governmental Entity and (F) as of the date of this Agreement, no material amount of money due to the Company or its Subsidiaries pursuant to such Government Contract has been withheld or set off.

          (x)    Investment Canada Act.    Neither the Company nor any of its Subsidiaries provides any services or engages in any of the activities of a business described in subsection 14.1(5) of the Investment Canada Act.

          (y)    No "Collateral Benefit" under Ontario Rule.    To the knowledge of the Company, no related party of the Company (within the meaning of Ontario Securities Commission Rule 61-501—Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions) will receive a "collateral benefit" (with the meaning of such rule) as a consequence of the transactions contemplated by this Agreement.

        SECTION 2.02.    Representations and Warranties of Parent and Sub.    Parent and Sub represent and warrant to the Company as follows:

          (a)    Organization.    Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate power and authority to carry on its business as now being conducted.

          (b)    Authority; Noncontravention.    Parent and Sub have the requisite corporate power and authority to execute and deliver this Agreement, to consummate the Arrangement and the other transactions contemplated by this Agreement and to comply with the provisions of this Agreement. The execution and delivery of this Agreement by Parent and Sub, the consummation by Parent and Sub of the Arrangement and the other transactions contemplated by this Agreement and the compliance by Parent and Sub with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Sub, and no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Agreement, to comply with the terms of this Agreement or to consummate the Arrangement and the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent and Sub, as applicable, and, assuming the due execution and delivery of this Agreement by the Company, constitutes a valid and binding obligation of Parent and Sub, as applicable, enforceable against Parent and Sub, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution and delivery of this Agreement, the consummation of the Arrangement and the other transactions contemplated by this Agreement and the compliance by Parent and Sub with the provisions of this Agreement do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to a loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties or assets of Parent or Sub under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, any provision of (i) the Certificate of Incorporation or articles, as applicable, or Bylaws of Parent or Sub, (ii) any Contract or Permit to which Parent or Sub is a party or bound by or their respective properties or assets are bound by or subject to or otherwise under which Parent or Sub has rights or benefits or (iii) subject to the governmental filings and other matters referred to in the following sentence, any Law or Judgment, in each case, applicable to Parent or Sub or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, Liens, rights or entitlements that, individually or in the aggregate, are not reasonably likely to impair in any material respect the ability of each of Parent and Sub to perform its obligations under this Agreement or prevent or materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated by this Agreement. No consent, approval, order or authorization of, registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement by Parent and Sub, the consummation by Parent and Sub of the Arrangement or the other transactions contemplated by this Agreement or the compliance by Parent and Sub with the provisions of this Agreement, except for (A) the filing of a premerger notification and report form by the Company under the HSR Act and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods required under the Investment Canada Act, the Competition Act and any other applicable competition, merger control, antitrust or similar Law, (B) all approvals required by the Interim Order, (C) the filing of the Articles of Arrangement with the Director and appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, and (D) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made, individually or in the aggregate, are not reasonably likely to impair in any material respect the ability of each of Parent and Sub to perform its obligations under this Agreement or prevent or materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated by this Agreement.

          (c)    Information Supplied.    None of the information supplied or to be supplied by Parent or Sub specifically for inclusion or incorporation by reference in the Proxy Circular will (except to the extent revised or superseded by amendments or supplements contemplated thereby), at the date the Proxy Circular is first mailed to the Shareholders, at the time of the Special Meeting or at the time of any amendment or supplement thereof, as amended or supplemented at such date or time, contain any Misrepresentation.

          (d)    Ownership and Interim Operations of Sub.    Parent indirectly owns all of the outstanding capital stock of Sub. Sub was formed solely for the purpose of engaging in the Arrangement and the other transactions contemplated by this Agreement and has engaged in no business other than in connection with the Arrangement and the other transactions contemplated by this Agreement.

          (e)    Capital Resources.    Parent and Sub collectively have, and will have access at the Effective Date and from time to time thereafter as required by this Agreement to, sufficient cash resources available to pay the aggregate Cash Proceeds per Company Common Share for all Company Common Shares outstanding and to pay all fees and expenses payable by each of them in connection with the transactions contemplated by this Agreement and to perform their respective obligations with respect to the transactions contemplated by this Agreement.

          (f)    Shares.    Neither Parent nor any of its affiliates owns or exercises control or direction over any Company Common Shares.

ARTICLE III
Covenants Relating to Conduct of Business

        SECTION 3.01.    Conduct of Business. (a) Conduct of Business by the Company.    During the period from the date of this Agreement to the Effective Time, except with the prior written consent of Parent (the decision with respect to which shall not be unreasonably delayed) as specifically contemplated by this Agreement or as set forth in Section 3.01(a) of the Company Letter, the Company shall, and shall cause each of its Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and use commercially reasonable efforts to comply with all applicable Laws and, to the extent consistent therewith, use commercially reasonable efforts to keep available the services of their present officers, software developers and other key employees and to preserve their assets and technology and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with them and maintain their material franchises, rights and Permits. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except with the prior written consent of Parent (the decision with respect to which shall not be unreasonably delayed) or as specifically contemplated by this Agreement or as set forth in Section 3.01(a) of the Company Letter (with specific reference to the subsection of this Section 3.01 to which the information stated in such disclosure relates), the Company shall not, and shall not permit any of its Subsidiaries to:

            (i)  (A) declare, set aside or pay any dividends on (other than in the ordinary course and consistent with past practice), or make any other distributions (whether in cash, shares or property) in respect of, any shares in its capital or other equity or voting interests, except for dividends by a direct or indirect wholly owned Subsidiary of the Company to its parent, (B) split, combine or reclassify any shares in its stock or other equity or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares in its capital or other equity or voting interests, (C) purchase, redeem or otherwise acquire any shares in its capital or any other securities of the Company or any of its Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities (including any Stock Options or RSUs, except pursuant to the forfeiture or repurchase conditions of such RSUs as in effect on the date of this Agreement) or (D) take any action that would result in any amendment, modification or change of any term of any indebtedness of the Company or any of its Subsidiaries or (E) take any action described in Section 2.01(g)(i)(D)-(F) or (I) (assuming for purposes of this Section 3.01(a)(i)(E) only that such representations and warranties contained in such Section 2.01(g) apply during the period following the date of this Agreement);

           (ii)  issue, deliver, sell, pledge or otherwise encumber any shares in its capital, any other equity or voting interests or any securities convertible into, or exchangeable for, or any options, warrants, calls or rights to acquire, any such shares, interests or securities or any stock appreciation rights, phantom stock awards or other rights that are linked to the value of Company Common Shares or the value of the Company or any part thereof (other than the issuance of Company Common Shares upon the exercise of Stock Options);

          (iii)  amend or propose to amend its articles or bylaws (or similar organizational documents);

          (iv)  acquire or agree to acquire (A) by merging, amalgamating or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, any business or person or division thereof or (B) any other assets other than assets acquired in the ordinary course of business consistent with past practice;

           (v)  sell, lease, license, sell and lease back, mortgage or otherwise subject to any Lien or otherwise dispose of any of its material properties or assets (including any shares, equity or voting interests or other rights, instruments or securities), except the licensing of its Intellectual Property and Software and sales of inventory and products or used equipment in the ordinary course of business consistent with past practice and except for Permitted Liens incurred in the ordinary course of business consistent with past practice;

          (vi)  (A) repurchase, prepay or incur any indebtedness, including by way of a guarantee or an issuance or sale of debt securities, or issue and sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any "keep well" or other Contract to maintain any financial statement or similar condition of another person or enter into any arrangement having the economic effect of any of the foregoing or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company and other than customary travel and other advances to employees, officers and directors in the ordinary course of business consistent with past practice;

         (vii)  incur or commit to incur any capital expenditures, or any obligations or liabilities in connection therewith, that individually are in excess of $2,000,000 or in the aggregate are in excess of $10,000,000;

        (viii)  (A) pay, discharge, settle or satisfy any material claims (including any claims of Shareholders and any Shareholder litigation relating to this Agreement or any transaction contemplated by this Agreement or otherwise), liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in the ordinary course of business consistent with past practice, or as required by their terms as in effect on the date of this Agreement, of claims, liabilities or obligations reserved against in the Company's most recent financial statements contained in the Baseline Financials (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, in each case, the payment, discharge, settlement or satisfaction of which does not include any obligation (other than the payment of money) to be performed by the Company or its Subsidiaries following the Effective Date, (B) waive, relinquish, release, grant, transfer or assign any right of material value or (C) waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar Contract to which the Company or any of its Subsidiaries is a party;

          (ix)  enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease or sublease of real property (other than in the ordinary course of business consistent with past practice) or acquire any interest in real property; provided that in no event shall the Company or any of its Subsidiaries enter into any extension or renewal of any lease or sublease of real property or otherwise materially increase any of their obligations thereunder unless the Company shall have provided Parent with ten Business Days prior notice;

           (x)  modify or amend in any material respect in a manner that is adverse to the Company, or accelerate, terminate or cancel, any material Contract;

          (xi)  except as required to ensure that any Benefit Plan or Benefit Agreement in effect on the date of this Agreement is in compliance with applicable Law, including Section 409A of the Code, or as specifically required pursuant to this Agreement and except as required to comply with the terms of any Benefit Plan or Benefit Agreement in effect on the date hereof or applicable Law, (A) adopt, enter into, terminate, amend or modify in any material respect that increases the Company's obligation thereunder any Benefit Plan or Benefit Agreement, (B) increase in any manner the compensation or benefits of, or pay any bonus to, or grant any loan to, any Company Personnel except for any such increases, payments or grants to Company Personnel who are not directors or officers in the ordinary course of business consistent with past practice, (C) pay or provide to any Company Personnel any compensation or benefits not provided for under a Benefit Plan or Benefit Agreement as in effect on the date of this Agreement other than the payment of base compensation or benefits in the ordinary course of business consistent with past practice, (D) grant any awards under any Benefit Plan (including the grant of options, share appreciation rights, performance units, restricted shares, share purchase rights or other equity-based or equity-related awards) or remove or modify existing restrictions in any Benefit Plan or Benefit Agreement or awards made thereunder, (E) take any action to fund or in any other way secure the payment of compensation or benefits under any Benefit Plan or Benefit Agreement, (F) take any action to accelerate the time of payment or vesting of any compensation or benefits under any Benefit Plan or Benefit Agreement or (G) make any determination under any Benefit Plan or Benefit Agreement that is inconsistent with the ordinary course of business or past practice;

         (xii)  enter into any Contract containing any restriction on the ability of the Company or any of its Subsidiaries to assign all or any portion of its rights, interests or obligations thereunder, unless such restriction expressly excludes any assignment to Parent and any of its Subsidiaries in connection with or following the consummation of the Arrangement or the other transactions contemplated by this Agreement;

        (xiii)  take any action or fail to take any action if such action or failure to act is reasonably likely to result in (A) any representation and warranty of the Company set forth in this Agreement that is qualified as to materiality becoming untrue (as so qualified) or (B) any such representation and warranty that is not so qualified becoming untrue in any material respect;

        (xiv)  except as required by applicable Law, adopt or enter into any collective bargaining agreement or other labour union Contract applicable to the employees of the Company or any of its Subsidiaries or terminate (other than for cause, as a result of death or disability or in the ordinary course of business) the employment of any Company Personnel who has an employment, severance or similar Contract with the Company or any of its Subsidiaries;

         (xv)  write-down any of its material assets, including any Intellectual Property, or make any material change in any financial or tax accounting principle, method or practice, other than those required by GAAP or applicable Law;

        (xvi)  except in the ordinary course of business consistent with past practice, engage in (A) any promotional sales or discount activity with any customers or distributors with the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) sales to the trade or otherwise that would otherwise be expected to occur in subsequent fiscal quarters, (B) any practice which would have the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) collections of receivables that would otherwise be expected to be made in subsequent fiscal quarters, (C) any practice which would have the effect of postponing to subsequent fiscal quarters payments by the Company or any of its Subsidiaries that would otherwise be expected to be made in prior fiscal quarters (including the current fiscal quarter) or (D) any other promotional sales or discount activity;

       (xvii)  take any action or fail to take any action which action or failure to act would result in the material loss or reduction in value of the Intellectual Property of the Company and its Subsidiaries, taken as a whole;

      (xviii)  enter into, extend or renew (A) any Contract or amendment thereof which, if executed prior to the date of this Agreement, would have been required to have been disclosed pursuant to Section 2.01(i)(i)(A), (B), (H), (J)(2) or (L), (B) any Contract or amendment thereof that grants any person the right or ability to access, license or use all or a material portion of the Intellectual Property of the Company and its Subsidiaries, other than in the ordinary course of business consistent with past practice, or (C) any Contract providing for the services of any dealer, distributor, sales representative or similar representative; provided, however, that solely for purposes of this clause (C) (and not clause (A) or (B) above) the Company may enter into, extend or renew any Contract providing for the services of any dealer, distributor, sales representative or similar representative, provided, that with respect to this clause (C), in each case (x) such entry, extension or renewal is in the ordinary course of business and is not inconsistent with past practice and (y) if the entry, extension or renewal is other than on standard terms and conditions, including any terms and conditions relating to geographic exclusivity, the Company shall have provided Parent with prior written notice of the material terms of the proposed Contract, extension or renewal and not less than 48 hours to comment on such terms;

        (xix)  enter into any Contract or material amendment to a Contract which contains any provision listed in Section 2.01(i)(i)(E), (G), (I), (K), (P), (Q) or (R), other than any Contract pursuant to which the Company or any of its Subsidiaries has been or is being granted a license to source code in the ordinary course of business of the Company and its Subsidiaries consistent with past practice;

         (xx)  unless otherwise permitted by a provision in this Section 3.01(a), enter into any material Contract that is not in the ordinary course of business or that is inconsistent with past practice; and

        (xxi)  authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

        (b)    Certain Tax Matters.    During the period from the date of this Agreement to the Effective Time, (i) the Company, each of its Subsidiaries and each Company Affiliated Group shall timely file all material tax returns ("Post-Signing Returns") required to be filed by each such entity or group (after taking into account any extensions), and all Post-Signing Returns shall be complete and correct in all material respects and shall be prepared on a basis consistent with the past practice of the Company and in a manner that does not distort taxable income (e.g., by deferring income or accelerating deductions); provided that no Post-Signing Returns shall be filed with any taxing authority without Parent's written consent, which consent shall not be unreasonably withheld or delayed; provided further that the Company shall file the Federal tax return for Cognos Corporation for fiscal year 2007 due November 15, 2007, and all related State tax returns without the consent of Parent; (ii) the Company and each of its Subsidiaries shall timely withhold, collect, remit and pay all taxes which are required by applicable Laws to be withheld, collected, remitted or paid to the extent due and payable; (iii) the Company will accrue a reserve in its books and records and financial statements in accordance with GAAP and past practice for all taxes payable by the Company or any of its Subsidiaries for which no Post-Signing Return is due prior to the Effective Time; (iv) the Company and each of its Subsidiaries will promptly notify Parent of any suit, claim, action, investigation, proceeding or audit pending against or with respect to the Company or any of its Subsidiaries in respect of any material tax and will not settle or compromise any such suit, claim, action, investigation, proceeding or audit relating to taxes without Parent's prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; (v) none of the Company or any of its Subsidiaries will amend any material tax return or make, rescind or change any material tax election in each case without

Parent's consent, which consent shall not be unreasonably withheld or delayed; and (vi) the Company and each of its Subsidiaries will retain all books, documents and records necessary for the preparation of tax returns and reports and tax audits.

        (c)    Additional Tax Matters.

            (i)  All tax sharing agreements, arrangements and practices between the Company (and any affiliate of the Company), on the one hand, and any other party, on the other hand, shall be terminated on or before the Effective Date. After the Effective Date, none of the Company (or any affiliate of the Company) shall have any rights or obligations under any such tax sharing agreement, arrangement or practice.

           (ii)  The Company and each of its Subsidiaries shall cooperate, and, to the extent within its control, shall cause its respective affiliates, directors, officers, employees, contractors, consultants, agents, auditors and representatives reasonably to cooperate with Parent in all tax matters, including by maintaining and making available to Parent and its affiliates all books and records relating to taxes.

          (iii)  To the extent Section 6043A of the Code applies to the transactions contemplated by this Agreement, the parties shall cooperate with each other and provide each other with all information as is reasonably necessary for the parties to satisfy the reporting obligations under Section 6043A of the Code.

          (iv)  Parent shall, at its option, make an election pursuant to Section 338(g) of the Code with respect to the Company or any of its Subsidiaries.

           (v)  The Company shall not knowingly and shall ensure that none of its Subsidiaries knowingly takes any action or enters into any transaction, other than a transaction contemplated by this Agreement (including any Pre-Acquisition Reorganization as Parent or Sub may request pursuant to Section 4.09 or any transaction disclosed in the Company Letter) or a transaction undertaken in the ordinary course of business consistent with past practice, that would reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost "bump" pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to Sub in respect of the non-depreciable capital properties owned by the Company and its Subsidiaries as of the date of this Agreement or acquired by such entities subsequent to the date of this Agreement in accordance with the terms of this Agreement, without first consulting with and obtaining the consent of Parent or Sub, such consent not to be unreasonably withheld, conditioned or delayed, with reasonableness to be determined considering the relative costs and benefits to the Company and its Subsidiaries and Parent and its Subsidiaries.

        SECTION 3.02.    No Solicitation.    (a) Notwithstanding any provision in this Agreement to the contrary, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any director, officer or employee of the Company or any of its Subsidiaries or any investment banker, attorney, accountant or other advisor or representative of the Company or any of its Subsidiaries to, directly or indirectly (and it shall instruct and cause each applicable Subsidiary, if any, to instruct each such director, officer, employee, investment banker, attorney, accountant or other advisor or representative of the Company or any of its Subsidiaries not to), (i) solicit, initiate or knowingly encourage, or take any other action knowingly to facilitate, any Takeover Proposal or any inquiries or the making of any proposal that is reasonably likely to lead to a Takeover Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person (or any representative thereof) any information with respect to, or otherwise cooperate in any way with any person (or any representative thereof) with respect to, any Takeover Proposal; provided, however, that at any time prior to obtaining the Shareholder Approval, in response to a bona fide written unsolicited Takeover Proposal that the Board of Directors of the Company determines in good faith constitutes or is reasonably likely to lead to a Superior Proposal, and which Takeover Proposal did not result from a breach of this

Section 3.02 or Section 3.01(a)(viii)(C), the Company may, and may permit and authorize its Subsidiaries and its and its Subsidiaries' representatives to, in each case subject to compliance with Section 3.02(c), (A) furnish information with respect to the Company and its Subsidiaries to the person making such Takeover Proposal (and its representatives) pursuant to a confidentiality agreement which contains terms that are no less restrictive than those contained in the Confidentiality Agreement dated September 21, 2007, between Parent and the Company (as it may be amended from time to time, the "Confidentiality Agreement"), provided that all such information had been provided, or is concurrently provided, to Parent, and (B) participate in discussions or negotiations with the person making such Takeover Proposal (and its representatives) regarding such Takeover Proposal. Without limiting the generality of the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any director, officer or employee of the Company or any of its Subsidiaries or any investment banker, attorney, accountant or other advisor or representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 3.02(a) by the Company.

        For purposes of this Agreement, the term "Takeover Proposal" means any inquiry, proposal or offer from any person (other than Parent or Sub or any affiliate of Parent or Sub) relating to, or that is reasonably likely to lead to, any direct or indirect acquisition, in one transaction or a series of transactions, including by way of any arrangement, merger, amalgamation, consolidation, take-over bid, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, license agreement or similar transaction, of (i) assets or businesses that constitute or generate 15% or more of the total revenue, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole, or (ii) 15% or more of the outstanding Company Common Shares or of any class of shares in the capital of, or other equity or voting interests in, one or more of the Subsidiaries of the Company which, in the aggregate, directly or indirectly hold the assets or businesses referred to in clause (i) above.

        For purposes of this Agreement, the term "Superior Proposal" means any binding bona fide unsolicited written offer, which did not result from a breach of Section 3.02(a), made by any person (other than Parent or Sub or any affiliate of Parent or Sub) that, if consummated, would result in such person (or in the case of a direct merger between such person and the Company, the shareholders of such person) acquiring, directly or indirectly, more than 50% of the voting power of the Company Common Shares or all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, and which offer, in the good faith judgment of the Board of Directors of the Company (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel), (i) is more favourable from a financial point of view to the Shareholders than the Arrangement (taking into account all of the terms and conditions of such proposal and this Agreement (including the ability of the parties thereto to consummate the transactions contemplated thereby and any changes to the terms of this Agreement proposed by Parent in response to such Superior Proposal in accordance with Section 3.02(b)(B)) and (ii) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

        (b)   Neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify in a manner adverse to Parent or Sub, or propose publicly to withdraw or modify in a manner adverse to Parent or Sub, the recommendation or declaration of advisability by such Board of Directors or any such committee of this Agreement or the Arrangement, or recommend, or propose publicly to recommend, the approval or adoption of any Takeover Proposal, or resolve or agree to take any such action (any such action, resolution or agreement to take such action being referred to herein as an "Adverse Recommendation Change"), (ii) adopt or approve any Takeover Proposal, or propose the approval or adoption of any Takeover Proposal, or resolve or agree to take any such action, or (iii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, arrangement agreement, merger agreement, amalgamation agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an "Acquisition Agreement") constituting or related to, or which is intended to or is reasonably likely to lead to, any

Takeover Proposal (other than a confidentiality agreement referred to in Section 3.02(a)), or resolve or agree to take any such action. Notwithstanding the foregoing, at any time prior to the Shareholder Approval, the Board of Directors of the Company may, in response to a Superior Proposal or an Intervening Event, effect an Adverse Recommendation Change, provided that the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that the failure to do so is reasonably likely to result in a breach of its fiduciary duties under applicable Law, and provided, further, that the Board of Directors of the Company may not effect such an Adverse Recommendation Change unless (A) the Board of Directors shall have first provided prior written notice to Parent (an "Adverse Recommendation Change Notice") that it is prepared to effect an Adverse Recommendation Change in response to a Superior Proposal or an Intervening Event, which notice shall, in the case of a Superior Proposal, attach the most current version of any written agreement or proposal relating to the transaction that constitutes such Superior Proposal, and, in the case of an Intervening Event, attach information describing such Intervening Event in reasonable detail, and (B) Parent does not make, within five Business Days after the receipt of such notice, a proposal that would, in the reasonable good faith judgment of the Board of Directors of the Company (after consultation with a financial advisor of national reputation and outside legal counsel), (x) cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal or (y) obviate the need for an Adverse Recommendation Change as a result of an Intervening Event. The Company agrees that, during the five Business Day period prior to its effecting an Adverse Recommendation Change, the Company and its officers, directors and representatives shall negotiate in good faith with Parent and its officers, directors, and representatives regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent.

        For purposes of this Agreement the term "Intervening Event" means an event, unknown to the Board of Directors of the Company as of the date of this Agreement (or, if known, the material consequences of which are not known to or understood by the Board of Directors of the Company as of this Agreement), which event (or any material consequence of which) becomes known to or by (or understood by) the Board of Directors of the Company prior to the Shareholder Approval and which causes the Board of Directors of the Company to conclude in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that its failure to effect an Adverse Recommendation Change is reasonably likely to result in a breach of its fiduciary duties under applicable Law; provided, however, that in no event shall the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

        (c)   In addition to the obligations of the Company set forth in Sections 3.02(a) and 3.02(b), the Company shall, as promptly as possible and in any event within 24 hours after the Company first obtains knowledge of the receipt thereof, advise Parent orally and in writing of (i) any Takeover Proposal or any request for information or inquiry that the Company reasonably believes could lead to or contemplates a Takeover Proposal and (ii) the terms and conditions of such Takeover Proposal, request or inquiry (including any subsequent amendment or other modification to such terms and conditions) and the identity of the person making any such Takeover Proposal, request or inquiry. Commencing upon the provision of any notice referred to above, once, and not more than once, each day at mutually reasonably agreeable times, the Company (or its outside counsel) shall (A) advise and confer with Parent (or its outside counsel) regarding the progress of negotiations concerning any Takeover Proposal, the material resolved and unresolved issues related thereto and the material terms (including material amendments or proposed amendments as to price and other material terms) of any such Takeover Proposal, request or inquiry and (B) promptly upon receipt or delivery thereof, provide Parent (or its outside counsel) with copies of all documents and written communications relating to any such Takeover Proposal, request or inquiry exchanged between the Company or any of its officers, directors, employees, investment bankers, attorneys, accountants or other advisors or representatives, on the one hand, and the person making a Takeover Proposal or any of its officers, directors, employees, investment bankers, attorneys, accountants or other advisors or representatives, on the other hand.

        (d)   Nothing contained in this Section 3.02 or elsewhere in this Agreement shall prohibit the Company from making any disclosure to the Company's Shareholders, or taking and disclosing to the Company's Shareholders a position, if, in the good faith judgment of the Board of Directors of the Company, failure so to disclose or take such position is reasonably likely to be inconsistent with applicable Law; provided, however, that in no event shall the Company or its Board of Directors or any committee thereof take, agree or resolve to take any action prohibited by Section 3.02(b)(i), (ii) or (iii), except as expressly permitted by Section 3.02(b).

        SECTION 3.03.    Conduct by Parent.    During the period from the date of this Agreement to the Effective Time, except as consented to in writing by the Company prior to such action or as specifically contemplated by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, take any action that is reasonably likely to result in (a) any representation and warranty of Parent or Sub set forth in this Agreement that is qualified as to materiality becoming untrue (as so qualified) or (b) any such representation and warranty that is not so qualified becoming untrue in any material respect.

ARTICLE IV
Additional Agreements

        SECTION 4.01.    Access to Information; Confidentiality.    (a) Subject to applicable Law or Judgment, (i) the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to Parent's officers, employees, investment bankers, lawyers, accountants, consultants and other representatives and advisors with continued access to the information posted on the Bowne virtual datarooms under the project names "Navajo" and "Constellation" and with reasonable access upon reasonable advance notice and during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all their respective properties, assets, books, records, Contracts, Permits, documents, information, directors, officers and employees, and during such period the Company shall, and shall cause each of its Subsidiaries to, make available to Parent any information concerning its business as Parent may reasonably request (including the work papers of Ernst & Young LLP subject to the requirements of Ernst & Young LLP) and (ii) following the date of this Agreement and prior to the Effective Time, Parent may (but shall not be required to), following reasonable notice to the Company, contact and interview any Company Personnel as Parent may reasonably request; provided that Parent and its representatives shall coordinate any such activities with the Company with a view towards not unreasonably interfering with the business or operations of the Company. No investigation by Parent or any of its officers, directors, employees, investment bankers, lawyers, accountants or other advisors or representatives and no other receipt of information by Parent or any of its officers, directors, employees, investment bankers, lawyers, accountants or other advisors or representatives shall operate as a waiver or otherwise affect any representation or warranty of the Company or any covenant or other provision in this Agreement. Except as required by any applicable Law or Judgment, Parent will hold, and will direct its officers, employees, investment bankers, lawyers, accountants and other advisors and representatives to hold, any and all information received from the Company confidential in accordance with the Confidentiality Agreement and will comply with the terms of the Confidentiality Agreement.

        (b)   Subject to applicable Law, the Company and Parent shall, and shall cause each of their respective Subsidiaries to, reasonably cooperate to ensure an orderly transition and integration process in connection with the Arrangement and the other transactions contemplated by this Agreement in order to minimize the disruption to, and preserve the value of, the business of the Company and its Subsidiaries.

        SECTION 4.02.    Reasonable Best Efforts; Consultation and Notice.    (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the Arrangement and the other transactions contemplated by this Agreement, including using its reasonable best efforts to accomplish the following: (i) the satisfaction of the conditions precedent set forth in Article V, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from, and the giving of any necessary notices to, Governmental Entities and other persons and the making of all necessary registrations, declarations and filings (including filings under the HSR Act and other registrations, declarations and filings with, or notices to, Governmental Entities, if any), (iii) the taking of all reasonable steps to provide any supplemental information requested by a Governmental Entity, including participating in meetings with officials of such entity in the course of its review of this Agreement, the Arrangement or the other transactions contemplated by this Agreement, (iv) the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity or other person and (v) the obtaining of all necessary consents, approvals or waivers from any third parties; provided, that this clause (v) shall not limit the rights of the Company or its Board of Directors under Section 3.02(b). In connection with and without limiting the generality of the foregoing, each of the Company and its Board of Directors shall, if any takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any of the Arrangement and the other transactions contemplated by this Agreement, use its reasonable best efforts to ensure that the Arrangement and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Arrangement and the other transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Parent or Sub be obligated to, and the Company and its Subsidiaries shall not without the prior written consent of Parent, agree or proffer to divest or hold separate, or enter into any licensing or similar arrangement with respect to, any assets (whether tangible or intangible) or any portion of any business of Parent, the Company or any of their respective Subsidiaries. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Parent or any of its Subsidiaries be obligated to litigate or participate in the litigation of any suit, claim, action, investigation or proceeding, whether judicial or administrative, brought by any Governmental Entity (i) challenging or seeking to restrain or prohibit the consummation of the Arrangement or any of the other transactions contemplated by this Agreement, or seeking to obtain from Parent or any of its Subsidiaries any damages in relation therewith; (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or any of their respective affiliates of all or any portion of the business or assets or any product of the Company or its Subsidiaries or Parent or its Subsidiaries or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any portion of the business or assets or any product of the Company or its Subsidiaries or Parent or its Subsidiaries, in each case as a result of or in connection with the Arrangement or any of the other transactions contemplated by this Agreement; (iii) seeking to directly or indirectly impose limitations on the ability of Parent or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any Company Common Shares or shares in the capital of Sub, including the right to vote the Company Common Shares or the shares in the capital of Sub on all matters properly presented to the Shareholders of the Company or to the shareholders of Sub, respectively; or (iv) seeking to (A) directly or indirectly prohibit Parent or any of its affiliates from effectively controlling in any respect any of the business or operations of the Company or its Subsidiaries or (B) directly or indirectly prevent the Company or its Subsidiaries from operating any of their business in substantially the same manner as operated by the Company and its Subsidiaries immediately prior to the date of this Agreement. The Company and Parent shall provide such assistance, information and cooperation to each other as is reasonably required to obtain any such actions, nonactions, waivers, consents, approvals, orders and authorizations and, in connection therewith, shall notify the other person promptly following the receipt of any comments from any Governmental Entity and of any request by any Governmental Entity for amendments, supplements or additional information in respect of any registration, declaration or filing with, or notice to, such Governmental Entity and shall supply the other person with copies of all correspondence between such person or any of its representatives, on the one hand, and any Governmental Entity, on the other hand.

        (b)   (i) In connection with the continuing operation of the business of the Company and its Subsidiaries between the date of this Agreement and the Effective Time, subject to applicable Law, the Company shall consult in good faith on a reasonably regular basis with Parent to report material, individually or in the aggregate, operational developments, the general status of relationships with customers and resellers, the general status of ongoing operations and other matters reasonably requested by Parent pursuant to procedures reasonably requested by Parent; provided, however, that no such consultation shall affect the representations, warranties, covenants, agreements or obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

           (ii)  Except as prohibited by applicable Law, the Company shall promptly notify Parent of:

            (A)  the occurrence of any matter or event that (1) is, or that is reasonably likely to be, material, in an adverse manner, to the business, assets, properties, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (2) has resulted, or is reasonably likely to result, in (I) any representation and warranty of the Company set forth in this Agreement becoming untrue or inaccurate such that the condition set forth in Section 5.02(a) would not be satisfied or (II) any other condition to the transactions contemplated hereby and set forth in Section 5.02 not being satisfied;

            (B)  the failure of the Company to perform any obligation to be performed by it under this Agreement such that the condition set forth in Section 5.02(b) would not be satisfied;

            (C)  any material notice or other material communication from any person (other than a Governmental Entity) reasonably alleging that the consent of such person is required in connection with the Arrangement or any of the other transactions contemplated by this Agreement;

            (D)  any notice or other communication from any Major Customer or Major Supplier to the effect that such Major Customer or Major Supplier is terminating or otherwise materially adversely modifying its relationship with Company or any of its Subsidiaries as a result of the Arrangement or any of the other transactions contemplated by this Agreement;

            (E)  any material notice or other material communication from any Governmental Entity in connection with the Arrangement or any of the other transactions contemplated hereby, and a copy of any such notice or communication (if in written form) shall be promptly furnished to Parent; and

            (F)  any actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 2.01(h) or that relate to the consummation of the Arrangement or any of the other transactions contemplated by this Agreement;

provided, however, that no such notification shall affect the representations, warranties, covenants, agreements or obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

          (iii)  Parent shall give prompt notice to the Company of (A) any representation or warranty made by Parent or Sub contained in this Agreement becoming untrue or inaccurate such that the condition set forth in Section 5.03(a) would not be satisfied, (B) the failure of Parent or Sub to perform any obligation to be performed by such party under this Agreement such that the condition set forth in Section 5.03(b) would not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants, agreements or obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

        (c)   Without limiting the generality of the foregoing, the Company shall give Parent the opportunity to participate in the defense of any litigation against the Company and/or its directors relating to the Arrangement or the other transactions contemplated by this Agreement, and will obtain the prior written consent of Parent prior to settling or satisfying any such claim (which consent shall, solely in the case of any Material Litigation that has resulted in any condition set forth in Section 5.02(c) not being satisfied, not be unreasonably withheld; provided, however, that no litigation shall be considered Material Litigation for purposes of this Section 4.02 if Parent shall have waived any condition to effect the Arrangement set forth in Article V to the extent such condition is not satisfied as a result of such litigation as of the date that all other conditions set forth in Article V shall have been satisfied or waived by Parent); provided that nothing in this Section 4.02(c) shall obligate Parent to agree or consent to the Company or any Subsidiary divesting, holding separate, or entering into any licensing or similar arrangement with respect to, any assets (whether tangible or intangible); and provided further that it is understood and agreed that this Section 4.02(c) shall not give Parent the right to direct such defense.

        SECTION 4.03.    Regulatory Filings.    Without limiting the generality of Section 4.02, as soon as may be reasonably practicable, Company and Parent each shall (i) file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, (ii) file with the Commissioner a request for an ARC and a pre-merger notification as required by Part IX of the Competition Act, and (iii) file comparable merger notification forms required by the merger notification or control laws and regulations of any other applicable jurisdiction, which Parent reasonably determines to be necessary. The Company and Parent each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and (b) supply any additional information which reasonably may be required by the FTC, the DOJ, the Commissioner or the competition or merger control authorities of any other jurisdiction. As soon as reasonably practicable, Parent shall file with the Investment Review Division of Industry Canada ("IRD"), an application for review and any supplemental information (other than privileged information) which may be required in connection therewith pursuant to the Investment Canada Act, which filings will comply in all material respects with the requirements of the Investment Canada Act. The Company shall cooperate fully with Parent in connection with the preparation of such filing and obtaining the Investment Canada Act Approval and Parent shall respond promptly to any requests for supplemental information from IRD. Each of Parent and the Company shall promptly inform the other party of any material communication received by such party from the FTC, the DOJ, the Commissioner, the IRD or other person in connection with such filings, and shall use its reasonable best efforts to give the other party the opportunity to participate in any meetings or conferences with such Governmental Entity, except that with respect to meetings between Parent and the IRD, the Company may not participate.

        SECTION 4.04.    Indemnification, Exculpation and Insurance.    (a) Parent and Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favour of the current or former directors or officers of the Company and its Subsidiaries as provided in their respective articles or bylaws (or comparable organizational documents) and any indemnification or other agreements of the Company as in effect on the date of this Agreement shall survive the Arrangement and shall be binding upon all the successors and assigns of the Company and shall continue in full force and effect in accordance with their terms, and Parent shall cause its Subsidiaries and successors and assigns of the Company to comply with and honour the foregoing obligations without termination or modification thereof.

        (b)   Parent shall obtain as of the Effective Time a "tail" insurance policy with a claims period of six years from the Effective Time with respect to directors' and officers' liability insurance covering each person currently covered by the Company's directors' and officers' liability insurance policy for acts or omissions occurring prior to the Effective Time on terms that are no less favourable than those of such policy of the Company in effect on the date of this Agreement, which insurance shall, prior to the Effective Date, be in effect and prepaid for such six year period; provided, that in no event shall Parent or Sub be required to pay, with respect to the entire six year period following the Effective Time, premiums for insurance under this Section 4.04(b) which in the aggregate exceed 300% of the aggregate premiums paid by the Company for the period from November 11, 2007 to, and including, November 11, 2008, for such purpose (which premiums for such period are hereby represented and warranted by the Company to be $775,000); provided that Parent shall nevertheless be obligated to provide such coverage, with respect to the entire six year period following the Effective Time, as may be obtained for such 300% amount. For the avoidance of doubt, nothing in this Section 4.04(b) shall require Parent to make expenditures exceeding $2,350,000 in the aggregate.

        (c)   The provisions of this Section 4.04 (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. It is the intention of the parties to constitute the Company as trustee for the indemnified parties of the rights and benefits of this Section 4.04 and the Company agrees to accept such trust and to hold the rights and benefits of this Section 4.04 in trust for and on behalf of the indemnified parties. The obligations of Parent and Sub under this Section 4.04 shall not be terminated or modified in such a manner as to adversely affect the rights of any indemnified party to whom this Section 4.04 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected indemnified party shall have consented in writing to such termination or modification.

        SECTION 4.05.    Fees and Expenses.    (a) Except as expressly set forth in this Section 4.05, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Arrangement is consummated.

        (b)   In the event that (i) a Takeover Proposal has been publicly made known to the Company or shall have been made directly to its Shareholders or any person has publicly announced an intention (whether or not conditional and whether or not withdrawn) to make a Takeover Proposal or a Takeover Proposal otherwise becomes widely known to the Shareholders and thereafter (A) this Agreement is terminated by either Parent or the Company pursuant to Section 6.01(b)(i) or Section 6.01(b)(iii) and (B) prior to the date that is 12 months after such termination, the Company or any of its Subsidiaries enters into any Acquisition Agreement with respect to any Takeover Proposal or any Takeover Proposal is consummated (solely for purposes of this Section 4.05(b)(i)(B), the term "Takeover Proposal" shall have the meaning set forth in the definition of Takeover Proposal contained in Section 3.02(a) except that all references to 15% shall be deemed references to 40%) or (ii) this Agreement is terminated by Parent pursuant to Section 6.01(c), then, in each such case, the Company shall pay Parent a fee equal to $150,000,000 (the "Termination Fee") by wire transfer of same-day funds to an account designated by Parent (A) in the case of a termination by Parent pursuant to Section 6.01(c), within two Business Days after such termination and (B) in the case of a payment as a result of any event referred to in Section 4.05(b)(i)(B), no later than the first to occur of such events.

        (c)   The Company acknowledges that the agreements contained in this Section 4.05 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not have entered into this Agreement. Accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 4.05 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this Section 4.05, the Company shall pay to Parent its reasonable costs and expenses (including lawyers' fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 4.05 at the prime rate of Royal Bank of Canada in effect on the date such payment was required to be made. Parent and Sub acknowledge that in no event shall the Company be required to pay the fee referred to in this Section 4.05 on more than one occasion.

        SECTION 4.06.    Public Announcements.    The parties agree that the initial press release(s) to be issued with respect to the transactions contemplated by this Agreement shall be in the form(s) heretofore agreed to by the parties. Subject to Section 1.02(a), Parent and Sub, on the one hand, and the Company, on the other hand, shall, to the extent at all reasonably practicable, consult with each other before making, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Arrangement and the other transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such reasonably practicable consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with either of the Stock Exchanges or any national securities exchange or national securities quotation system; provided, however, that each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to previous press releases, public disclosures or public statements made jointly by Parent and the Company (or individually, if made in compliance with the foregoing provisions of this Section 4.06). For the avoidance of doubt, in the event a Takeover Proposal that is not a Superior Proposal is made, then, as and to the extent required by its fiduciary duties under applicable Law, the Board of Directors of the Company shall in no way be limited in communicating to the Shareholders the reasons it did not withdraw its recommendation of this Agreement or the Arrangement as a result of such Takeover Proposal, and such communications shall not constitute an Adverse Recommendation Change.

        SECTION 4.07.    Sub Compliance.    Parent shall cause Sub to comply with all of Sub's obligations under this Agreement.

        SECTION 4.08.    Proxies and Dissent Rights.    The Company shall advise Parent, as reasonably requested, and on a daily basis on each of the last seven Business Days prior to the Special Meeting, as to the aggregate tally of proxies and votes received in respect of the Special Meeting and the number of Shares for which Dissent Rights have been exercised.

        SECTION 4.09.    Pre-Closing Reorganization.    (a) The Company will agree to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a "Pre-Acquisition Reorganization") as Parent or Sub may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that the obligations of the Company pursuant to this Section 4.09 shall be conditional on the understanding that (i) any Pre-Acquisition Reorganization shall not, in the opinion of the Company, acting reasonably, materially impede or materially delay the consummation of the Arrangement or the making of any Superior Proposal by any other person, (ii) any Pre-Acquisition Reorganization shall not, in the opinion of the Company, acting reasonably, materially interfere with the ongoing operations of the Company or its Subsidiaries, (iii) any Pre-Acquisition Reorganization shall not require the Company or any Subsidiary to contravene any applicable Laws, their respective organization documents or any Contract, (iv) the Company and its Subsidiaries shall not be obligated to take any action that would reasonably be expected to result in any taxes being imposed on, or any adverse tax or other consequences to, any Shareholder of the Company incrementally greater than the taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization, and (v) the Company, its Subsidiaries and their respective officers, directors, employees, agents advisors and representatives shall have received an indemnity, in form and substance satisfactory to the Company, acting reasonably, from Parent from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization. Parent shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization in reasonable detail at least 10 Business Days prior to the date of the Special Meeting. Any step or action taken by the Company or its Subsidiaries in furtherance of a proposed Pre-Acquisition Reorganization shall not be considered to be a breach of any representation, warranty or covenant of the Company contained in this Agreement. If the Arrangement is not completed, Parent or Sub shall forthwith reimburse the Company or at the Company's direction, its Subsidiaries, for all reasonable fees and expenses (including any professional fees and expenses and taxes) incurred by the Company and its Subsidiaries in considering or effecting a Pre-Acquisition Reorganization and shall be responsible for any fees, expenses and costs (including professional fees and expenses and taxes) of the Company and its Subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to the Effective Date.

        (b)   To the extent that a Pre-Acquisition Reorganization requires approval of the Shareholders under the CBCA, the Company shall (i) seek approval of the Shareholders for such Pre-Acquisition Reorganization at the Special Meeting, (ii) include in the Proxy Circular a form of special resolution of the Shareholders (the "Reorganization Resolution") approving such Pre-Acquisition Reorganization in form and substance acceptable to Parent, acting reasonably, either included within the Arrangement Resolution or separate from the Arrangement Resolution if so requested by Parent, and (iii) include in the Proxy Circular the unanimous recommendation of the Board that the Shareholders vote in favour of the Reorganization Resolution, provided that Parent and Sub agree to amend the provisions of this Agreement requiring the Company to take certain action by specified times, including such provisions contained in Section 1.02 and Section 1.07, to the extent necessary to facilitate the foregoing. Subject to the provisions of this Section 4.09, the provisions in this Agreement regarding the Company's obligations respecting the approval of the Arrangement Resolution shall apply mutatis mutandis to the approval of the Reorganization Resolution.

        (c)   The Company agrees that it shall, and shall cause each of its Subsidiaries to, co-operate with Parent and Sub in good faith to plan, prepare and implement such Pre-Acquisition Reorganizations as are desirable and requested by Parent or Sub.

        SECTION 4.10.    Certain Pre-Closing Actions.    Prior to the Closing, the Company shall take all actions set forth on Section 4.10 of the Company Letter.

        SECTION 4.11.    Stock Exchanges.    The Company shall use its reasonable best efforts to maintain the listing of the Shares on the Stock Exchanges until the Effective Date.

        SECTION 4.12.    Employee Stock Purchase Plan.    The Company shall amend the ESPP, or take such other actions with respect to the ESPP as is necessary, to provide that the ESPP shall be suspended no later than two Business Days prior to the Effective Date. The Company shall be entitled to complete the Purchase Period (as such term is defined under the ESPP) then in progress for each Company Personnel participating in the ESPP at such time in accordance with the terms of the ESPP, as may be amended pursuant to this Section 4.12; provided that such Purchase Period ends on the third Business Day prior to the Effective Date.

ARTICLE V
Conditions Precedent

        SECTION 5.01.    Conditions to Each Party's Obligation to Effect the Arrangement.    The respective obligation of each party to effect the Arrangement is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a)    Shareholder Approval.    The Shareholder Approval shall have been obtained.

          (b)    Antitrust.    Any waiting period (and any extension thereof) applicable to the Arrangement under the HSR Act shall have been terminated or shall have expired, and any other material approval or waiting period under any other applicable competition, merger control, antitrust or similar Law applicable to the Arrangement shall have been obtained or terminated or shall have expired.

          (c)    No Injunctions or Legal Restraints.    No temporary restraining order, preliminary or permanent injunction or other Judgment issued by any court of competent jurisdiction or other legal restraint or prohibition (collectively, "Legal Restraints") that has the effect of preventing the consummation of the Arrangement shall be in effect.

          (d)    Interim Order.    The Interim Order shall have been obtained in form and substance satisfactory to each of the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise.

          (e)    Final Order.    The Final Order shall have been obtained in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise.

          (f)    Competition Act Approval.    Competition Act Approval shall have been obtained.

          (g)    Investment Canada Act Approval.    Investment Canada Act Approval shall have been obtained.

        SECTION 5.02.    Conditions to Obligations of Parent and Sub.    The obligations of Parent and Sub to effect the Arrangement are further subject to the satisfaction or waiver on or prior to the Effective Date of the following conditions:

          (a)    Representations and Warranties.    The representations and warranties of the Company contained herein that are qualified as to materiality shall be true and correct (as so qualified), and the representations and warranties of the Company contained herein that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Date with the same effect as though made as of the Effective Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date, in each case other than any failures to be so true and correct that do not make it inadvisable, in the reasonable judgment of Parent, to proceed with the Arrangement. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and chief financial officer of the Company to such effect.

          (b)    Performance of Obligations of the Company.    The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

          (c)    No Litigation.    There shall not be pending any claim, suit, action or proceeding brought or threatened by any third party that has a reasonable likelihood of success ("Material Litigation") or by any Governmental Entity, (i) challenging or seeking to restrain or prohibit the consummation of the Arrangement or the other transactions contemplated by this Agreement or seeking to obtain from Parent or any of its Subsidiaries any damages that are material, individually or in the aggregate, in relation to the value of the Company and its Subsidiaries, taken as a whole, (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or all or any of their respective affiliates of all or any portion of the business or assets or any product of the Company or its Subsidiaries or Parent or its Subsidiaries or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any portion of the business or assets or any product of the Company or its Subsidiaries or Parent or its Subsidiaries, in each case as a result of or in connection with the transactions contemplated by this Agreement, (iii) seeking to impose limitations on the ability of Parent or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any Company Common Shares or any shares in the capital of Sub, including the right to vote the Company Common Shares or the shares in the capital of Sub on all matters properly presented to the Shareholders or the shareholders of Sub, respectively, or (iv) seeking to (A) prohibit Parent or any of its affiliates from effectively controlling in any respect any of the business or operations of the Company or its Subsidiaries or (B) prevent the Company or its Subsidiaries from operating any of their business in substantially the same manner as operated by the Company and its Subsidiaries prior to the date of this Agreement.

          (d)    Legal Restraint.    No Legal Restraint that is reasonably likely to result, directly or indirectly, in any of the effects referred to in clauses (i) through (iv) of Section 5.02(c) shall be in effect.

          (e)    No Material Adverse Effect.    Since the date of this Agreement, there shall not have occurred a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

        SECTION 5.03.    Conditions to Obligation of the Company.    The obligation of the Company to effect the Arrangement is further subject to the satisfaction or waiver on or prior to the Effective Date of the following conditions:

          (a)    Representations and Warranties.    The representations and warranties of Parent and Sub contained herein that are qualified as to materiality shall be true and correct (as so qualified), and the representations and warranties of Parent and Sub contained herein that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Date with the same effect as though made as of the Effective Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date. The Company shall have received a certificate signed on behalf of Parent by an authorized signatory of Parent to such effect.

          (b)    Performance of Obligations of Parent and Sub.    Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Date, and the Company shall have received a certificate signed on behalf of Parent by an authorized signatory of Parent to such effect.

        SECTION 5.04.    Frustration of Closing Conditions.    None of the Company, Parent or Sub may rely on the failure of any condition set forth in Sections 5.01, 5.02 or 5.03, as the case may be, to be satisfied if such failure was caused by such party's breach of Section 4.02 or any other provision of this Agreement.

ARTICLE VI

Termination, Amendment and Waiver

        SECTION 6.01.    Termination.    This Agreement may be terminated, and the Arrangement contemplated hereby may be abandoned, at any time prior to the Effective Time, whether before or after the Shareholder Approval has been obtained, upon written notice (other than in the case of Section 6.01(a) below) from the terminating party to the non-terminating party specifying the subsection of this Section 6.01 pursuant to which such termination is effected:

          (a)   by mutual written consent of Parent, Sub and the Company;

          (b)   by either Parent or the Company, if:

              (i)  the Arrangement shall not have been consummated by May 11, 2008 (the "Termination Date") for any reason; provided, however, that the right to terminate this Agreement under this Section 6.01(b)(i) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Arrangement to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

             (ii)  any Legal Restraint having the effect set forth in Section 5.01(c) shall be in effect and shall have become final and nonappealable; or

            (iii)  the Special Meeting shall have been held and the Shareholder Approval shall not have been obtained thereat or at any adjournment or postponement thereof;

          (c)   by Parent, in the event the Company has delivered an Adverse Recommendation Change Notice or an Adverse Recommendation Change has occurred;

          (d)   by Parent, so long as Parent is not in material breach of its obligations under this Agreement, if (i) the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 5.02(a) or 5.02(b) and (B) is incapable of being cured by the Company by the Termination Date or, if capable of being cured by the Company by the Termination Date, the Company does not commence to cure such breach or failure within 10 Business Days after its receipt of written notice thereof from Parent and diligently pursue such cure thereafter, or (ii) if any Legal Restraint having any of the effects referred to in clauses (i) through (iv) of Section 5.02(c) shall be in effect and shall have become final and nonappealable; or

          (e)   by the Company, so long as the Company is not in material breach of its obligations under this Agreement, if Parent shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 5.03(a) or 5.03(b) and (ii) is incapable of being cured by Parent by the Termination Date or, if capable of being cured by Parent by the Termination Date, Parent does not commence to cure such breach or failure within 10 Business Days after its receipt of written notice thereof from the Company and diligently pursue such cure thereafter.

        SECTION 6.02.    Effect of Termination.    In the event of termination of this Agreement by either the Company or Parent as provided in Section 6.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the last sentence of Section 4.01(a), Section 4.05, this Section 6.02 and Article VII and except for any material breach by a party that is wilful or intentional of any of its representations, warranties, covenants or agreements set forth in this Agreement (which breach, and liability therefor, shall not be affected by termination of this Agreement or any payment of the Termination Fee pursuant to Section 4.05(b)).

        SECTION 6.03.    Amendment.    This Agreement may be amended by the parties hereto at any time, whether before or after the Shareholder Approval has been obtained; provided, however, that after the Shareholder Approval has been obtained, there shall be made no amendment that by Law requires further approval by shareholders of the parties without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

        SECTION 6.04.    Extension; Waiver.    At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after the Shareholder Approval has been obtained, there shall be made no waiver that by Law requires further approval by shareholders of the parties without the further approval of such shareholders. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party which specifically sets forth the terms of such extension or waiver. The failure or delay by any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

ARTICLE VII

General Provisions

        SECTION 7.01.    Nonsurvival of Representations and Warranties.    None of the representations and warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 7.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

        SECTION 7.02.    Notices.    All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile (provided that any notice received by facsimile transmission or otherwise at the addressee's location on any Business Day after 5:00 p.m. (addressee's local time) shall be deemed to have been received at 9:00 a.m. (addressee's local time) on the next Business Day) or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand or sent by facsimile, or if mailed, three days after mailing (one Business Day in the case of express mail or overnight courier service), as follows (or at such other address for a party as shall be specified by notice given in accordance with this Section 7.02):

  if to Parent or Sub, to:

  International Business Machines Corporation
  New Orchard Road
  Armonk, New York 10504

  Attention:    David L. Johnson and Gregory C. Bomberger
  Facsimile:    (914) 499-7803

  with a copy (which shall not be deemed notice) to:

  IBM Canada Limited
  3600 Steeles Avenue East, A4
  Markham, Ontario L3R 9Z7

  Attention:    Jay H. Safer
  Facsimile:    (905) 316-4220

  with a copy (which shall not be deemed notice) to:

  Osler, Hoskin & Harcourt LLP
  Box 50
  1 First Canadian Place
  Toronto, Ontario M5X 1B8

  Facsimile:    (416) 862-6666
  Attention:    Donald C. Ross

  with a copy (which shall not be deemed notice) to:

  Cravath, Swaine & Moore LLP
  Worldwide Plaza
  825 Eighth Avenue
  New York, New York 10019

  Facsimile:    (212) 474-3700
  Attention:    Scott A. Barshay

  if to the Company, to:

  Cognos Incorporated
  3755 Riverside Drive
  Ottawa, Ontario K1G 4K9

  Facsimile:    (613) 738-7442
  Attention:    Chief Legal Officer

  with a copy (which shall not be deemed notice) to:

  Torys, LLP
  Suite 3000
  79 Wellington Street West
  Box 270, TD Centre
  Toronto, Ontario M5K 1N2

  Facsimile:    (416) 865-7380
  Attention:    Peter Jewett and David Chaikof

  with a copy (which shall not be deemed notice) to:

  Bingham McCutchen LLP
  150 Federal Street
  Boston, MA 02110

  Facsimile:    (617) 951-8736
  Attention:    Kevin M. Barry

        SECTION 7.03.    Definitions.    For purposes of this Agreement:

          (a)   "affiliate" means, with respect to any person, any other person directly or indirectly controlling, controlled by or under common control with such first person;

          (b)   "ARC" means an advance ruling certificate pursuant to the Competition Act;

          (c)   "Arrangement" means the arrangement involving Sub, Parent and the Company under the provisions of section 192 of the CBCA on the terms and conditions set forth in this Agreement resulting, inter alia, in the direct acquisition by Sub of all of the outstanding Shares of the Company or any successor thereof, all on such terms as are consistent with the provisions hereof, all as more particularly described in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 1.10 or the Plan of Arrangement or made at the direction of the Court in the Final Order;

          (d)   "Arrangement Resolution" means the special resolution of the Shareholders approving the Arrangement to be considered at the Special Meeting, substantially in the form of Exhibit B, and any amendments or variations thereto made in accordance with the provisions of this Agreement or made at the direction of the Court in the Interim Order or otherwise;

          (e)   "Articles of Arrangement" means the articles of arrangement of the Company to be filed with the Director in connection with the Arrangement after the Final Order is made in order for the Arrangement to become effective;

          (f)    "Business Day" means any day other than a Saturday, a Sunday or a statutory or civic holiday observed in the Province of Ontario or the State of New York;

          (g)   "Cash Proceeds per Share" shall mean $58.00 cash;

          (h)   "CBCA" means the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced;

          (i)    "Closing Date" means the earlier of: (a) the date that is three Business Days after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article V (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until immediately prior to the Effective Date); (b) the date that is the day prior to the Termination Date; provided that the conditions set forth in Article V have been satisfied or waived as of such date; and (c) such date as mutually agreed in writing by the Company and Parent;

          (j)    "Commissioner" means the Commissioner of Competition under the Competition Act;

          (k)   "Company Common Shares" means the common shares in the capital of the Company;

          (l)    "Competition Act" means the Competition Act (Canada), as amended;

          (m)  "Competition Act Approval" means receipt of an ARC or, in the alternative to an ARC, the expiration or earlier termination of the waiting period under Part IX of the Competition Act and receipt of a letter from the Commissioner or a person authorized by the Commissioner that the Commissioner has determined not to make an application for an order under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement, on terms that are satisfactory to the Company and Parent, acting reasonably;

          (n)   "Court" means the Ontario Superior Court of Justice (Commercial List);

          (o)   "CSA" means the Canadian Securities Administrators;

          (p)   "Depositary" has the meaning given in the Plan of Arrangement;

          (q)   "Dissent Rights" means the rights of dissent in favour of Shareholders in respect of the Arrangement as contemplated in the Plan of Arrangement;

          (r)   "Effective Date" means the date upon which the Arrangement becomes effective as established by the date of issue shown on the certificate issued by the Director pursuant to the CBCA;

          (s)   "Effective Time" means 12:01 a.m. on the Effective Date;

          (t)    "Final Order" means the order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or dismissed, as affirmed or as amended on appeal;

          (u)   "Financial Advisor" means Lehman Brothers Inc.;

          (v)   "indebtedness" means (A) indebtedness for borrowed money, (B) indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security, (C) accounts payable to trade creditors and accrued expenses not arising in the ordinary course of business, (D) amounts owing as deferred purchase price for the purchase of any property, or (E) guarantees with respect to any indebtedness or obligation of a type described in clauses (A) through (D) above of any other person (other than, in the case of clauses (A), (B) and (D), intercompany indebtedness and accounts payable to trade creditors and accrued expenses arising in the ordinary course of business).

          (w)  "Interim Order" means the interim order of the Court made pursuant to the motion therefor contemplated by Section 1.04 of this Agreement;

          (x)   "Investment Canada Act" means the Investment Canada Act, as amended;

          (y)   "Investment Canada Act Approval" means the determination or deemed approval by the Minister of Industry under the Investment Canada Act that the transactions contemplated hereby are of "net benefit to Canada" for purposes of the Investment Canada Act;

          (z)   as it relates to the Company, "knowledge" means, with respect to any matter in question, the actual knowledge after reasonable inquiry of the officers and employees of the Company listed on Section 7.03(z) of the Company Letter;

          (aa) "Material Adverse Effect" means any fact, change, development, event, occurrence, action, omission or effect that, individually or in the aggregate, is reasonably likely to (i) result in a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) result in a material impairment on the ability of Parent and its Subsidiaries to continue operating the business of the Company and its Subsidiaries after the Effective Date in substantially the same manner as it was operated immediately prior to the date of this Agreement; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Material Adverse Effect: any facts, changes, developments, events, occurrences, actions, omissions or effects (A) generally affecting (1) the industry in which the Company primarily operates to the extent they do not disproportionately affect the Company and its Subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company primarily operates, or (2) the economy, or financial or capital markets, in the United States or Canada or elsewhere in the world to the extent they do not disproportionately affect the Company and its Subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company primarily operates, including changes in interest or exchange rates, or (B) arising out of, resulting from or attributable to (1) changes (after the date of this Agreement) in Law or in generally accepted accounting principles or in accounting standards, (2) the announcement or pendency of this Agreement or the anticipated consummation of the Arrangement, including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, distributors or partners, (3) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement to the extent that they do not disproportionately affect the Company and its Subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company primarily operates, (4) earthquakes, hurricanes, tornados or other natural disasters to the extent that they do not disproportionately affect the Company and its Subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company primarily operates, (5) any decline in the market price, or change in trading volume, of the capital stock of the Company or any failure to meet publicly announced revenue or earnings projections or internal projections (it being understood that, without limiting the applicability of the provisions contained in clause (A) or (B) above, the cause or causes of any such decline, change or failure may be deemed to constitute, in and of itself and themselves, a Material Adverse Effect and may be taken into consideration when determining whether a Material Adverse Effect has occurred) or (6) any suit, claim, action or proceeding that does not have a reasonable likelihood of success on the merits, whether commenced or threatened, which asserts allegations of a breach of fiduciary duty relating to this Agreement, violations of securities Laws in connection with the Proxy Circular or otherwise in connection with any of the transactions contemplated by this Agreement;

          (bb) "Misrepresentation" means an untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

          (cc) "Permits" means all certificates, permits, licenses, franchises, approvals, concessions, qualifications, registrations, certifications and similar authorizations from any Governmental Entity.

          (dd) "person" means any natural person, corporation, unlimited liability corporation, limited liability company, partnership, joint venture, trust, business association, Governmental Entity or other entity;

          (ee) "Plan of Arrangement" means, in relation to the Arrangement, the plan of arrangement in the form and having the content of Exhibit A and any amendments or variations thereto made in accordance with the provisions hereof or made at the direction of the Court in the Final Order;

          (ff)  "Proxy Circular" means the notice of meeting and management information circular of the Company to be prepared and sent to Shareholders in connection with the Special Meeting, including the exhibits thereto;

          (gg) "Securities Laws" means (i) the Securities Act (Ontario), as now enacted or as the same may from time to time be amended, re-enacted or replaced, and all other applicable Canadian provincial securities laws, rules and regulations thereunder, (ii) the U.S. Securities Act and the U.S. Exchange Act and (iii) the regulations promulgated by any Stock Exchange or governing body thereof;

          (hh) "Shareholder Approval" means approval of the Arrangement Resolution by not less than two-thirds of the votes cast by the Shareholders who are represented at the Special Meeting and such other approval as may be required by the Interim Order, in each case, in accordance with applicable Laws and the Interim Order;

          (ii)   "Shareholders" means the holders of Company Common Shares (including both registered and beneficial holders);

          (jj)   "Special Meeting" means the special meeting of the Shareholders (including any adjournments or postponements thereof) to be held to consider, among other things, the Arrangement Resolution;

          (kk) a "Subsidiary" of any person shall mean any other person (i) more than 50% of whose outstanding shares or securities representing the right to vote for the election of directors or other managing authority of such other person are, now or hereafter, owned or controlled, directly or indirectly, by such first person, but such other person shall be deemed to be a Subsidiary only so long as such ownership or control exists, or (ii) which does not have outstanding shares or securities with such right to vote, as may be the case in a partnership, joint venture or unincorporated association, but more than 50% of whose ownership interest representing the right to make the decisions for such other person is, now or hereafter, owned or controlled, directly or indirectly, by such first person, but such other person shall be deemed to be a Subsidiary only so long as such ownership or control exists; and

          (ll)   "Tax Act" means Income Tax Act (Canada), as amended;

          (mm)   "U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

          (nn)   "U.S. Securities Act" means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        SECTION 7.04.    Exhibits and Schedules; Interpretation.    The headings contained in this Agreement or in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. When a reference is made in this Agreement to an Article, Section, Subsection, Exhibit or Schedule, such reference shall be to a Section or Article of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. For all purposes hereof, the terms "include", "includes" and "including" shall be deemed followed by the words "without limitation". The words "hereof", "hereto", "hereby", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term "or" is not exclusive. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if". The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to "dollars" or "$" will be deemed references to the lawful money of the United States of America.

        SECTION 7.05.    Counterparts.    This Agreement may be executed in one or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties.

        SECTION 7.06.    Entire Agreement; No Third-Party Beneficiaries.    This Agreement (a) together with the Exhibits hereto and the Company Letter, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, except for the Confidentiality Agreement, and (b) except for the provisions of Section 4.04, is not intended to confer upon any person other than the parties hereto (and their respective successors and assigns) any rights (legal, equitable or otherwise) or remedies, whether as third party beneficiaries or otherwise.

        SECTION 7.07.    Governing Law.    This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by, and construed in accordance with, the Laws of the Province of Ontario, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

        SECTION 7.08.    Assignment.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, except that Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Sub of any of its respective obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors and assigns.

        SECTION 7.09.    Consent to Jurisdiction; Service of Process; Venue.    Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the Province of Ontario for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and agrees that no such action, suit or proceeding relating to this

Agreement shall be brought by it or any of its Subsidiaries except in such courts). Each of the parties further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document by registered mail to such person's respective address set forth above shall be effective service of process for any action, suit or proceeding in the courts of the Province of Ontario with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim), any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the courts of the Province of Ontario or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

        SECTION 7.10.    Waiver of Jury Trial.    Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding directly or indirectly arising out of, under or in connection with this Agreement. Each party hereto (a) certifies that no representative, agent or lawyer of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 7.10.

        SECTION 7.11.    Enforcement.    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts of the Province of Ontario, this being in addition to any other remedy to which they are entitled at Law or in equity.

        SECTION 7.12.    Consents and Approvals.    For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing and executed and delivered to the other parties by a person duly authorized by such party to do so.

        SECTION 7.13.    Severability.    If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

        IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

INTERNATIONAL BUSINESS MACHINES CORPORATION
By	/s/ DAVID L. JOHNSON Name: David L. Johnson Title: Vice President, Corporate Development
1361454 ALBERTA ULC
By	/s/ DAVID L. JOHNSON Name: David L. Johnson Title: Vice President
COGNOS INCORPORATED
By	/s/ ROB ASHE Name: Rob Ashe Title: Chief Executive Officer

APPENDIX C

LEHMAN BROTHERS FAIRNESS OPINION

November 11, 2007

Board of Directors
Cognos Incorporated
3755 Riverside Drive
Ottawa, Ontario
Canada K1G 4K9

Members of the Board of Directors:

        We understand that Cognos Incorporated (the "Company") intends to enter into a transaction (the "Proposed Transaction") with International Business Machines Corporation ("IBM") pursuant to which, among other things, 1361454 ALBERTA ULC, an indirect subsidiary of IBM ("Sub"), will acquire each issued and outstanding common share in the capital of the Company (including common shares issued upon the exercise of options prior to the effective date of the Proposed Transaction, but excluding shares held by IBM or its affiliates or by holders who have properly exercised dissent rights) ("Cognos Shares") in exchange for payment in cash equal to US$58.00 per Cognos Share, subject to adjustment and withholdings as set forth in the Agreement and the Plan of Arrangement (each as defined below). The terms and conditions of the Proposed Transaction are set forth in more detail in the Arrangement Agreement dated as of November 11, 2007 among the Company, IBM and Sub (the "Agreement"), which includes as annexes thereto and made part thereof the proposed Plan of Arrangement under Section 192 of the Canada Business Corporation Act (the "Plan of Arrangement") and the proposed Special Resolution of the Shareholders of the Company (the "Arrangement Resolution"), each of which are subject to the final approval of the Ontario Superior Court of Justice (Commercial List).

        We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's shareholders of the consideration to be offered to such shareholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the amount or the nature of any compensation to any officers, directors or employees of the Company relative to the consideration to be offered to the shareholders of the Company in the Proposed Transaction.

        In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and Quarterly Reports on Form 10-Q for the fiscal quarters ended May 31, 2007 and August 31, 2007; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company; (4) published estimates of independent research analysts with respect to the future financial performance of the Company and price targets for Cognos Shares; (5) the trading history of Cognos Shares on the Nasdaq National Market and the Nasdaq Global Select Market from

November 9, 2005 to November 9, 2007 and a comparison of that trading history with those of other companies that we deemed relevant; (6) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; and (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. However, we had not been provided with, and did not have access to, financial projections of the Company beyond fiscal year 2013. Accordingly, we prepared extensions to the financial projections of the Company through fiscal year 2014 on the basis of assumptions discussed with, and deemed reasonable by, the management of the Company and they have agreed with the appropriateness of, and consented to our reliance upon, such extensions in performing our analysis. Additionally, upon advice of the Company, we considered and used published estimates of independent research analysts on the Company up to fiscal year 2009 and extensions of such published estimates for fiscal years 2010 to 2014 that were prepared based on assumptions provided by the management of the Company. The management of the Company has agreed with the appropriateness of, and consented to our reliance upon, such estimates and extensions in performing our analysis. At your direction, we also have assumed that the final terms of the Proposed Transaction will be substantially as set forth in the Agreement, the Plan of Arrangement and the Arrangement Resolution. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the shareholders of the Company in the Proposed Transaction is fair to such shareholders.

        We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon the delivery of this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse certain of our expenses and indemnify us for certain liabilities that may arise out of the rendering of this opinion. We have performed various investment banking and financial services for the Company and IBM in the past, and expect to provide such services for them in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have (i) with respect to the Company, (A) acted as exclusive financial advisor and dealer-manager on the tender offer for Applix, Inc. which closed in October 2007 and (B) executed a stock repurchase program in January 2006; and (ii) with respect to IBM, (A) acted as exclusive financial advisor on the acquisition of Internet Security Systems, Inc. which closed in

October 2006, (B) acted as agent on and participated in multiple debt capital market transactions, bridge financings and revolving credit facilities and (C) in October 2006 formed a joint investment fund with IBM focused on the Chinese market. In the ordinary course of our business, we trade in the equity securities of the Company and equity and debt securities and loans of IBM for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities or loans.

        This opinion, which has been approved by our fairness opinion committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Proposed Transaction.

                                                                                                  Very truly yours,

                                                                                                  LEHMAN BROTHERS

APPENDIX D

PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1   Definitions

        In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

  "Aggregate DSU Consideration" shall have the meaning ascribed thereto in Section 2.4(a)(ii);

  "Aggregate Option Consideration" shall have the meaning ascribed thereto in Section 2.4(a)(iv);

  "Aggregate RSU Consideration" shall have the meaning ascribed thereto in Section 2.4(a)(iii);

  "Aggregate Share Consideration" shall have the meaning ascribed thereto in Section 2.4(a)(i);

  "Amended RSU" has the meaning given in Section 2.2(b)(ii);

  "Applix" means Applix, Inc., a corporation organized under the laws of the Commonwealth of Massachusetts;

  "Applix Stock Plans" means the Applix 2006 Stock Incentive Plan, the Applix 2004 Equity Incentive Plan and the Applix 1994 Equity Incentive Plan;

  "Arrangement" means an arrangement under the provisions of section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or modification thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement, or made at the direction of the Court in the Final Order (in each case, with the consent of the Company and Parent, each acting reasonably);

  "Arrangement Agreement" means the arrangement agreement made as of November 11, 2007 between the Company, Sub and Parent, as same may be amended, supplemented or restated in accordance with its terms providing for, among other things, the Arrangement;

  "Arrangement Resolution" means the special resolution of the Shareholders, approving the Arrangement, such resolution to be in substantially the form of Exhibit B attached to the Arrangement Agreement;

  "Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement, to be filed with the Director after the Final Order is made;

  "Business Day" means any day other than a Saturday, a Sunday or a statutory or civic holiday observed in the Province of Ontario;

  "Cashed-Out Options" means any Options with an exercise price less than the Share Consideration that (subject, with respect to any such Options held by an Optionholder, to the overriding terms of any offer letter between Parent or its affiliates, on one hand, and such Optionholder, on the other): (a) have vested as of the Effective Date; or (b) are not vested as of the Effective Date but are held by persons whose terms of employment or engagement with the Company provide for acceleration and vesting of such Options upon a change of control of the Company;

  "Cashed-Out RSUs" means any RSUs that (subject, with respect to any such RSUs held by an RSU Holder, to the overriding terms of any offer letter between Parent or its affiliates, on one hand, and such RSU Holder, on the other): (a) have vested as of the Effective Date; or (b) are not vested as of the Effective Date but are held by persons whose terms of employment or engagement with the Company, provide for acceleration and vesting of such RSUs upon a change of control of the Company;

  "CBCA" means the Canada Business Corporations Act;

  "Certificate" means the certificate or other confirmation of filing giving effect to the Arrangement to be issued by the Director pursuant to section 192(7) of the CBCA after the Articles of Arrangement have been filed;

  "Code" means the Internal Revenue Code of 1986, as amended;

  "Company" means Cognos Incorporated, a corporation incorporated under the CBCA;

  "Court" means the Ontario Superior Court of Justice (Commercial List);

  "Depositary" means Computershare Investor Services Inc. at its principal office in Toronto, Ontario;

  "Director" means the Director appointed pursuant to the CBCA;

  "Dissent Rights" shall have the meaning ascribed thereto in Section 3.1(a);

  "Dissenting Shareholder" means a registered Shareholder who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such dissent and who is ultimately determined to be entitled to be paid the fair value of its Shares, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such registered Shareholder;

  "DSU" means any deferred share units outstanding under the DSU Plan;

  "DSU Consideration" has the meaning given in Section 2.2(c);

  "DSU Holders" means holders of DSUs;

  "DSU Plan" means the Deferred Share Plan for Non-Employee Directors of the Company;

  "Effective Date" means the date upon which the Arrangement becomes effective as established by the date of issue shown on the Certificate;

  "Effective Time" means 12:01 a.m. on the Effective Date;

  "ESPP" means the Employee Stock Purchase Plan of the Company;

  "Exchange Ratio" means the fraction, the numerator of which is the Share Consideration and the denominator of which is the volume weighted average of the closing prices per Parent Common Share on the New York Stock Exchange Composite Transaction Tape on the five trading days immediately preceding the Effective Date;

  "Final Order" means the order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of the Company and Parent, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or dismissed, as affirmed or varied (provided that any such variation shall be acceptable to Parent and the Company, each acting reasonably) on appeal;

  "Governmental Entity" means any (i) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, commissioner, tribunal, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

  "Interim Order" means the interim order of the Court, as the same may be amended by the Court (with the consent of the Company and Parent, each acting reasonably) pursuant to section 192(4) of the CBCA, made in connection with the Arrangement following the motion therefor contemplated by the Arrangement Agreement;

  "Law" means any federal, state, provincial or local, domestic or foreign, statute, law, code, ordinance, rule or regulation of any Governmental Entity;

  "Letter of Transmittal" means a letter of transmittal to be forwarded or made available by the Company to Shareholders in a form acceptable to Sub, acting reasonably, for use by such Shareholders in connection with the Arrangement as contemplated herein;

  "Liens" means any hypothecs, mortgages, liens, charges, security interests, encumbrances, restrictions, adverse claims or other claims of third parties of any kind;

  "Notice of Dissent" means a written notice provided by a registered Shareholder to the Company setting forth such registered Shareholder's objection to the Arrangement Resolution and exercise of Dissent Rights;

  "Option Consideration" has the meaning given in Section 2.2(a);

  "Optionholders" means the holders of Options;

  "Options" means any existing rights or options to purchase Shares outstanding under the Stock Option Plans and the 250,000 options granted out of plan to the Company's chief operating officer in May, 2006;

  "Parent" means International Business Machines Corporation, a corporation existing under the laws of the State of New York;

  "Parent Common Share" means a share of Parent common stock, par value $0.20;

  "person" means any natural person, corporation, limited liability company, unlimited liability company, partnership, joint venture, trust, business association, Governmental Entity or other entity;

  "Plan of Arrangement" means this plan of arrangement, and references to "Article" or "Section" mean the specified Article or Section of this Plan of Arrangement;

  "Proxy Circular" means the notice of Special Meeting and the accompanying management proxy circular dated December 10, 2007, including the schedules and appendices attached thereto and all amendments from time to time made thereto, sent to Shareholders in connection with the Special Meeting;

  "Replacement Option" has the meaning given in Section 2.2(f);

  "RSU" means any restricted share units outstanding under the RSU Plan;

  "RSU Consideration" has the meaning given in Section 2.2(b)(i);

  "RSU Holders" means holders of RSUs;

  "RSU Plan" means the 2002-2015 Restricted Share Unit Plan of the Company;

  "Share Consideration" shall mean $58.00 cash;

  "Shareholders" means, at any time and unless the context otherwise requires, the registered holders of Shares at such time;

  "Shares" means the issued and outstanding common shares in the capital of the Company (including common shares issued upon the exercise of Options) and shall include any shares into which the Shares may be reclassified, subdivided, consolidated or converted and any rights or benefits arising therefrom including any extraordinary distribution of securities which may be declared in respect of the Shares (except in accordance with this Plan of Arrangement);

  "Special Meeting" means the special meeting of the Shareholders (including any adjournments or postponements thereof) to be held to consider, among other things, the Arrangement Resolution;

  "Stock Option Plans" mean, collectively, the 1997-2002 Stock Option Plan of the Company, the 2003-2016 Stock Option Plan of the Company, the Adaytum, Inc. 1999 Stock Option Plan, the Applix Stock Plans and any other similar equity-based compensation plan of the Company or Applix (other than the DSU Plan, RSU Plan and the ESPP);

  "Sub" means 1361454 Alberta ULC, an unlimited liability corporation existing under the laws of the Province of Alberta; and

  "Tax Act" means the Income Tax Act (Canada).

1.2   Number and Gender

        In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.

1.3   Interpretation Not Affected by Headings, etc.

        The division of this Plan of Arrangement into Articles, Sections and other parts and the insertion of headings are for convenience only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.4   Time

        All times expressed herein or in any Letter of Transmittal are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.5   Currency

        All references to currency in this Plan of Arrangement are to U.S. dollars, being lawful money of the United States of America, unless otherwise specified.

1.6   Statutory References

        Unless otherwise expressly provided herein, any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.

1.7   Date for Any Action

        If the date on which any action is required or permitted to be taken hereunder by a person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

ARTICLE 2
THE ARRANGEMENT

2.1   Effectiveness

        This Plan of Arrangement is made pursuant to, and is subject to, the provisions of the Arrangement Agreement. This Plan of Arrangement will become effective at the Effective Time (except as otherwise provided herein) and will be binding from and after the Effective Time on: (i) the Company; (ii) Sub; (iii) Parent; (iv) all holders and all beneficial owners of Shares (including Dissenting Shareholders); (v) all holders and all beneficial owners of Options; (vi) all holders and all beneficial owners of RSUs; (vii) all holders and all beneficial owners of DSUs; (viii) the registrar and transfer agent in respect of the Shares; (ix) the Depositary; and (x) the trustee of the trust under the RSU Plan (and any agent thereof).

2.2   The Arrangement

        Commencing at the Effective Time, the following shall occur and be deemed to occur in the following sequence without any further act or formality required on the part of any person, except as expressly provided herein:

  (a)
  notwithstanding the terms of the Stock Option Plans, or the terms of any agreement evidencing the grant of any Options, subject to applicable withholdings determined in accordance with Section 5.4, each Cashed-Out Option granted and outstanding immediately prior to the Effective Time shall, without any further act or formality by or on behalf of any Optionholder or the Company, be transferred by the holder of such Cashed-Out Option to the Company, free and clear of all Liens, in exchange for a cash payment from the Company equal to: (A) the product of the number of Shares underlying such Cashed-Out Option held by such Optionholder and the Share Consideration, less (B) the U.S. dollar or the U.S. dollar equivalent of the aggregate exercise price payable under such Cashed-Out Option (calculated using the noon buying rates on the Business Day prior to the Effective Date that the Federal Reserve Bank of New York has certified for customs purposes in New York City for cable transfers payable in foreign currencies) by such Optionholder to acquire the number of Shares underlying such Option (the difference (if any) being, the "Option Consideration");

  (b)
  notwithstanding the terms of the RSU Plan, or the terms of any agreement evidencing the grant of any RSUs, two minutes after completion of the immediately preceding step:

  (i)
  subject to applicable withholdings determined in accordance with Section 5.4, each Cashed-Out RSU granted and outstanding immediately prior to the Effective Time shall, without any further act or formality by or on behalf of any RSU Holder or the Company, be exchanged for the number of Shares underlying such Cashed-Out RSU to the extent that the trust under the RSU Plan holds Shares, and all other Cashed-Out RSUs, if any, shall be cancelled in exchange for a cash payment from the Company equal to the product of the number of Shares underlying such Cashed-Out RSU held by such RSU Holder and the Share Consideration (the "RSU Consideration"); and

  (ii)
  each RSU (other than a Cashed-Out RSU), which is outstanding and has not been duly exercised prior to the Effective Time, shall be continued, except that, pursuant to the terms of the RSU Plan, the terms of each such RSU (each, an "Amended RSU") shall be amended so as to substitute for the Shares subject to such Amended RSU such number of Parent Common Shares equal to (A) the Exchange Ratio multiplied by (B) the number of Shares subject to such RSU immediately prior to the Effective Time. The aggregate number of Parent Company Shares to be received by a holder of Amended RSUs on any exchange of Amended RSUs for Parent Company Shares shall be rounded down to the nearest whole share. Subject to the foregoing, the term to expiry, conditions to and manner of exchanging, vesting schedule and all other terms and conditions of an Amended RSU will remain the same as before the Effective Time and shall be governed by the terms of the RSU Plan, and any certificate or RSU agreement previously evidencing the RSU shall thereafter evidence and be deemed to evidence such Amended RSU;

  (c)
  notwithstanding the terms of the DSU Plan, or the terms of any agreement evidencing the grant of any DSUs, two minutes after completion of the immediately preceding step, subject to applicable withholdings determined in accordance with Section 5.4 and following the resignation by, or removal of, the holder of such DSUs as a director of the Company, each DSU granted and outstanding immediately prior to the Effective Time (whether or not vested) shall, without any further act or formality by or on behalf of any DSU Holder or the Company, be cancelled in exchange for a cash payment from the Company equal to the product of the number of Shares underlying such DSU held by such DSU Holder and the Share Consideration (the "DSU Consideration");

  (d)
  two minutes after completion of the immediately preceding step, each Share in respect of which Dissent Rights have been validly exercised before the Effective Time shall be transferred and deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Sub in consideration for a debt claim against Sub in an amount determined and payable in accordance with Article 3, and the name of such holder will be removed from the register of Shareholders (in respect of the Shares for which Dissent Rights have been validly exercised before the Effective Time), and Sub shall be recorded as the registered holder of Shares so transferred and shall be deemed to be the legal and beneficial owner of such Shares, free and clear of any Liens;

  (e)
  two minutes after completion of the immediately preceding step, each Share outstanding immediately prior to the Effective Time (including any Share issued upon the effective exercise of Options prior to the Effective Date), other than Shares held by Sub and its affiliates, and other than Shares held (or previously held) by a Dissenting Shareholder, shall be transferred and deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Sub in exchange for a payment in cash equal to the Share Consideration, subject to applicable withholdings determined in accordance with Section 5.4, and the name of such holder will be removed from the register of holders of Shares and Sub shall be recorded as the registered holder of Shares so transferred and shall be deemed to be the legal and beneficial owner of such Shares, free and clear of any Liens;

  (f)
  each Option (other than a Cashed-Out Option), which is outstanding and has not been duly exercised prior to the Effective Time, shall be exchanged at the Effective Time for an option (a "Replacement Option") to purchase from Parent or the Company, as Parent may determine, the number of Parent Common Shares (rounded down to the nearest whole share) equal to (a) the Exchange Ratio multiplied by (b) the number of Shares subject to such Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Parent Common Share (rounded up to the nearest whole cent) equal to (a) the U.S. dollar or the U.S. dollar equivalent of the exercise price per Share otherwise purchasable pursuant to such Option (calculated using the noon buying rates on the Business Day prior to the Effective Date that the Federal Reserve Bank of New York has certified for customs purposes in New York City for cable transfers payable in foreign currencies) divided by (b) the Exchange Ratio. The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of a Replacement Option will be the same as the Option for which it was exchanged, and shall be governed by the terms of the applicable Stock Option Plan pursuant to which such Option was granted, and any certificate or option agreement previously evidencing the Option shall thereafter evidence and be deemed to evidence such Replacement Option;

  (g)
  all Options granted and outstanding immediately prior to the Effective Time (including all Cashed-Out Options acquired by the Company pursuant to Section 2.2(a) and the Options exchanged pursuant to Section 2.2(f)) shall thereafter be cancelled and terminated;

  (h)
  notwithstanding the terms of the ESPP, the ESPP shall be terminated;

  (i)
  notwithstanding the terms of the Stock Option Plans, the Stock Option Plans shall be terminated (except to the extent such plans are applicable to any Replacement Options); and

  (j)
  notwithstanding the terms of the DSU Plan, the DSU Plan shall be terminated.

2.3   Letter of Transmittal

        At the time of mailing the Proxy Circular or as soon as practicable after the Effective Date, the Company shall forward to each Shareholder at the address of such holder as it appears on the register maintained by or on behalf of the Company in respect of Shareholders a Letter of Transmittal and instructions for obtaining delivery of that portion of the Aggregate Share Consideration payable to such holder following the Effective Date pursuant to this Plan of Arrangement.

2.4   Delivery of Aggregate Share Consideration, Aggregate DSU Consideration, Aggregate RSU Consideration and Aggregate Option Consideration

  (a)
  On or immediately prior to the Effective Date:

  (i)
  Sub shall deliver, or arrange to be delivered, to the Depositary the cash required for the payment of the aggregate Share Consideration (the "Aggregate Share Consideration") for the Shares, which are acquired pursuant to Sections 2.2(d) and 2.2(e), for the benefit of and in trust for the Shareholders entitled to receive Share Consideration for each Share held by them. The Aggregate Share Consideration shall be held by in a special account with the Depositary and shall be paid to or to the order of such respective former Shareholders without interest;

  (ii)
  the Company shall deliver, or arrange to be delivered, to the Depositary the cash required for the payment of the aggregate DSU Consideration (the "Aggregate DSU Consideration") for the DSUs, which are cancelled in exchange for cash pursuant to Section 2.2(c), for the benefit of and in trust for the DSU Holders holding DSUs. The Aggregate DSU Consideration shall be held in a special account with the Depositary and shall be paid to or to the order of such respective former DSU Holders without interest;

  (iii)
  the Company shall deliver, or arrange to be delivered, to the Depositary the cash required for the payment of the aggregate RSU Consideration (the "Aggregate RSU Consideration") for the Cashed-Out RSUs, which are cancelled in exchange for cash pursuant to Section 2.2(b)(i), for the benefit of and in trust for the RSU Holders holding Cashed-Out RSUs. The Aggregate RSU Consideration shall be held in a special account with the Depositary and shall be paid to or to the order of such respective former RSU Holders without interest; and

  (iv)
  the Company shall deliver or arrange to be delivered to the Depositary the cash required for the payment of the aggregate Option Consideration (the "Aggregate Option Consideration") for the Cashed-Out Options, which are acquired by the Company for cash pursuant to Section 2.2(f), for the benefit of and in trust for the Optionholders holding Cashed-Out Options. The Aggregate Option Consideration shall be held in a special account with the Depositary and shall be paid to or to the order of such respective former Optionholders without interest.

        The Aggregate Share Consideration, the Aggregate DSU Consideration, the Aggregate RSU Consideration and the Aggregate Option Consideration shall be cash, denominated in U.S. dollars in same day funds payable at Toronto, Canada. Such money shall not be used for any purpose except as provided in this Plan of Arrangement. Upon delivery of the Aggregate Share Consideration, the Aggregate DSU Consideration, the Aggregate RSU Consideration and the Aggregate Option Consideration, Sub shall be fully and completely discharged from its obligation to pay the Aggregate Share Consideration to the former Shareholders and the Company shall be fully and completely discharged from its obligation to pay the Aggregate DSU Consideration to the former DSU Holders, the Aggregate RSU Consideration to former RSU Holders and the Aggregate Option Consideration to former Optionholders, and, in each case, the rights of such holders shall be limited to receiving, without interest, from the Depositary their proportionate part of the money so deposited in accordance with this Plan of Arrangement. Any interest on the deposit of the Aggregate Share Consideration shall belong to Sub. Any interest on the deposit of the Aggregate DSU Consideration, the Aggregate RSU Consideration or the Aggregate Option Consideration shall belong to the Company.

  (b)
  Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Shares which were acquired for the applicable Share Consideration in accordance with Section 2.2(e), together with a duly completed Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the Shares formerly represented by such certificate under the CBCA and the bylaws of the Company and such additional documents and instruments as Parent, Sub or the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and as soon as practicable after the Effective Time the Depositary shall deliver to such holder, by cheque (or, if required by applicable Law, a wire transfer) for the aggregate Share Consideration such holder is entitled to receive under the Arrangement (together, if applicable, with any unpaid dividends or distributions declared on the Shares, if any, prior to the Effective Time) in accordance with Section 2.2(e).

  (c)
  As soon as practicable after the Effective Time, the Depositary shall deliver on behalf of the Company to each DSU Holder holding DSUs, as reflected on the books and records of the Company, a cheque (or, if required by applicable Law, a wire transfer) representing payment of the portion of the Aggregate DSU Consideration to which such DSU Holder is entitled in accordance with Section 2.2(c).

  (d)
  As soon as practicable after the Effective Time, the Depositary shall deliver on behalf of the Company to each RSU Holder holding Cashed-Out RSUs, as reflected on the books and records of the Company, a cheque (or, if required by applicable Law, a wire transfer) representing payment of the portion of the Aggregate RSU Consideration to which such RSU Holder is entitled in accordance with Section 2.2(b).

  (e)
  As soon as practicable after the Effective Time, the Depositary shall deliver on behalf of the Company to each Optionholder holding Cashed-Out Options, as reflected on the books and records of the Company, a cheque (or, if required by applicable Law, a wire transfer) representing payment of the portion of the Aggregate Option Consideration to which such Optionholder is entitled in accordance with Section 2.2(a).

  (f)
  In the event of a transfer of ownership of Shares that was not registered in the applicable securities register of the Company, the aggregate Share Consideration payable for such Shares in accordance with Section 2.2(e) may be delivered to the transferee if the certificate representing such Shares is presented to the Depositary as provided in Section 2.4(b), accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid.

2.5   Expiration of Rights

        Subject to applicable escheat laws, any amounts deposited with the Depositary for the payment of the Aggregate Share Consideration, the Aggregate DSU Consideration, the Aggregate RSU Consideration or the Aggregate Option Consideration which remain unpaid or unclaimed on the date which is six years from the Effective Date shall be forfeited to Sub or the Company, as the case may be, and paid over to or as directed by Sub and the former Shareholders, Optionholders, DSU Holders and RSU Holders shall thereafter have no right to receive their respective entitlement to the Aggregate Share Consideration, the Aggregate Option Consideration, the Aggregate DSU Consideration or the Aggregate RSU Consideration, as applicable.

2.6   Dividends and Distributions

        No dividend or other distribution declared or made after the Effective Time with respect to the Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Shares.

2.7   Transfers Free and Clear

        Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens.

ARTICLE 3
RIGHTS OF DISSENT

3.1   Dissent Rights

  (a)
  Each Shareholder of record (as of the record date of the Special Meeting) may exercise rights of dissent with respect to its Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Section 3.1 (the "Dissent Rights"); provided that a Notice of Dissent is received by the Company by no later than 5:00 p.m. (Toronto time) on the Business Day that is two Business Days prior to the date of the Special Meeting, or, if the Meeting is adjourned or postponed, 5:00 p.m. (Toronto time) on the Business Day that is two Business Days preceding the date of such adjourned or postponed Special Meeting.

  (b)
  Shareholders who duly and validly exercise their Dissent Rights shall be deemed to have transferred their respective Shares, without any further act or formality on their part, free and clear of all Liens, to Sub as provided in Section 2.2(d), and such Shareholders who: (i) are ultimately determined to be entitled to be paid fair value for their respective Shares shall be entitled to a payment of cash equal to such fair value, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement in respect of such Shares had such Shareholders not exercised their Dissent Rights; or (ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their respective Shares shall have participated and shall be deemed to have participated in the Arrangement, as at the time stipulated in Section 2.2(e), on the same basis as a non-Dissenting Shareholder and shall receive cash consideration in respect of their respective Shares on the basis set forth in Article 2.

  (c)
  In no case shall the Company, Sub, the Depositary, the registrar and transfer agent in respect of the Shares or any other person be required to recognize a Dissenting Shareholder as a holder of Shares after the Effective Time and the name of each Dissenting Shareholder shall be deleted from the registers of holders of Shares as at the Effective Time as provided in Article 2.

ARTICLE 4
CERTIFICATES

4.1   Certificates

        From and after the Effective Time, until surrendered as contemplated by Section 2.4(b), each certificate formerly representing Shares that, under the Arrangement, were transferred or deemed to be transferred to Sub in return for cash pursuant to Section 2.2(d) or 2.2(e) shall represent and be deemed, at all times after the time stipulated in Section 2.2(d) or 2.2(e), to represent only the right to receive upon such surrender the applicable Share Consideration specified in Section 2.2(d) or 2.2(e).

4.2   Lost Certificates

        In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay such person the cash that such person would have been entitled to had such share certificate not been lost, stolen or destroyed. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom cash is to be paid shall, at the sole discretion of Sub, give a bond satisfactory to Sub in such sum as Sub may direct or otherwise indemnify the Depositary and Sub in a manner satisfactory to each of them against any claim that may be made against the Depositary or Sub with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 5
GENERAL

5.1   Paramountcy

        From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all Shares, RSUs, DSUs and Options issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of Shares, RSUs, DSUs and Options, and the Company, Parent, Sub, the Depositary and any trustee or transfer agent therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, RSUs, DSUs or Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

5.2   Amendment

  (a)
  Subject to Sections 5.2(c) and 5.2(d), the Company, Parent and Sub reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any such amendment, modification and/or supplement must be contained in a written document which is (i) agreed to in writing by the Company, Parent and Sub, (ii) filed with the Court and, if made following the Special Meeting, approved by the Court subject to such conditions as the Court may impose, and (iii) if so required by the Court, communicated to Shareholders, RSU Holders, DSU Holders and/or Optionholders if and in the manner as required by the Court.

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company, Parent or Sub at any time prior to or at the Special Meeting (provided that the Company, Parent and Sub shall have consented thereto in writing), with or without any prior notice or communication, and if so proposed and accepted by the persons voting at the Special

    Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification and/or supplement to this Plan of Arrangement that is approved by the Court following the Special Meeting shall be effective only if: (i) it is agreed to by each of the Company, Parent and Sub; (ii) it is filed with the Court (other than amendments contemplated in Section 5.2(d), which shall not require such filing), and (iii) if required by the Court, it is consented to by holders of the Shares voting in the manner directed by the Court.

  (d)
  Any amendment, modification and/or supplement to this Plan of Arrangement may be made by Sub unilaterally after the Effective Date without the approval of the Shareholders, the Company or Parent provided that it concerns a matter which, in the reasonable opinion of Sub, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the former Shareholders, RSU Holders, DSU Holders and Optionholders.

5.3   Further Assurances

        Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

5.4   Withholding Rights

        Notwithstanding anything in this Plan of Arrangement to the contrary, the Company, Parent, Sub, the Depositary or one or more other subsidiaries of Parent, as the case may be, shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Plan of Arrangement to any Shareholder, Optionholder, DSU Holder or RSU Holder such amounts as are required (or permitted under Section 116 of the Tax Act or the equivalent provision under provincial Law) to be deducted and withheld with respect to the making of such payment under the Tax Act, the Code, or any other provision of local, state, provincial or foreign tax Law, in each case, as amended, or the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld and paid to the appropriate Governmental Entity directly or indirectly by the Company, Parent, Sub, the Depositary or one or more subsidiaries of Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to the former Shareholders, Optionholders, DSU Holders or RSU Holders, as the case may be, in respect of which such deduction and withholding was made by the Company, Parent, Sub, the Depositary or one or more subsidiaries of the Parent, as the case may be, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity within the time required, and in accordance with applicable Laws.

APPENDIX E

INTERIM ORDER

Commercial List Court File No. 07-CL-7310

[SEAL]

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE MR. JUSTICE	)	MONDAY, THE 10th
CAMPBELL	)	DAY OF DECEMBER, 2007
)

  IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

  AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF COGNOS INCORPORATED

COGNOS INCORPORATED

Applicant

ORDER

        THIS MOTION made by the applicant, Cognos Incorporated ("Cognos") pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA"), for an interim order for advice and directions in connection with the within application (the "Application"), was heard this day at 330 University Avenue, Toronto, Ontario.

        ON READING the notice of application, notice of motion and the affidavit of Robert G. Ashe, sworn December 4, 2007 (the "Ashe Affidavit"), and the exhibits thereto, and on hearing the submissions of counsel for Cognos and counsel for International Business Machines Corporation and 1361454 Alberta ULC (respectively, "IBM" and "Acquisition Sub"), and on being advised of the letter of non-appearance delivered by the Director appointed under the CBCA,

Definitions

1.    THIS COURT ORDERS that all capitalized terms not otherwise defined in this Order shall have the meanings ascribed thereto in the Ashe Affidavit or in the Arrangement Agreement dated November 11, 2007 between Cognos, IBM and Acquisition Sub (the "Arrangement Agreement"), which is Appendix B to the draft management proxy circular attached as Exhibit "A" to the Ashe Affidavit (the "Circular").

The Meeting

2.    THIS COURT ORDERS that Cognos shall be permitted to call, hold and conduct the special meeting (the "Meeting") of the holders of common shares of Cognos ("Shares", and the "Shareholders"), at which Shareholders will be asked to, among other things, consider and, if deemed advisable, pass, with or without variation, the Arrangement Resolution (a copy of which is attached as Appendix A to the Circular) to, among other things, authorize, adopt and approve the Arrangement and Plan of Arrangement.

3.    THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the notice of the Meeting forming part of the Circular (the "Notice"), the CBCA, the articles and by-laws of Cognos (including the quorum requirements thereof) and the terms of this Order and any further Order of this Honourable Court.

4.    THIS COURT ORDERS that the record date for determining Shareholders entitled to receive notice of and attend at or be represented and vote at the Meeting shall be 5:00 P.M. (Toronto time) on December 5, 2007 (the "Record Date").

5.    THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

  (a)
  the Shareholders as at the Record Date or their respective proxy holders;

  (b)
  the officers, directors, auditors and advisors of Cognos;

  (c)
  representatives and advisors of IBM and Acquisition Sub;

  (d)
  the Director; and

  (e)
  other persons who may receive the permission of the Chair of the Meeting.

Amendments to the Arrangement and Plan of Arrangement

6.    THIS COURT ORDERS that Cognos is authorized, subject to the terms of the Arrangement Agreement and without additional notice to the Shareholders, to make such amendments, revisions and/or supplements to the Arrangement and to the Plan of Arrangement as it may determine, and the Arrangement and the Plan of Arrangement, as so amended, revised and/or supplemented, shall be the Arrangement and the Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution.

Adjournments and Postponements

7.    THIS COURT ORDERS that Cognos, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement shall be given by such method as Cognos may determine is appropriate in the circumstances.

Solicitation of Proxies

8.    THIS COURT ORDERS that Cognos is authorized to use proxies at the Meeting, substantially in the forms accompanying the Circular, subject to Cognos' ability to insert dates and other relevant information in the final forms of proxy. Cognos, IBM and Acquisition Sub are authorized, at their expense, to solicit proxies, directly and through their respective officers, directors and employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as they may determine, subject to the terms of the Arrangement Agreement.

9.    THIS COURT ORDERS that any proxy to be used at the Meeting must be received by Cognos' transfer agent, Computershare Investor Services Inc. ("Computershare"), or by Cognos at Cognos' registered office, in any case not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the Meeting. Notwithstanding the foregoing, and subject to the terms of the Arrangement Agreement, Cognos may waive, in its discretion, but has no obligation to do so, the time limits for the deposit of proxies by Shareholders if Cognos deems it advisable to do so.

10.    THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph and the Plan of Arrangement) provided that any instruments in writing delivered pursuant to s.148(4)(a)(i) of the CBCA may be deposited at the registered office of Cognos or with Computershare, as set out in the Circular.

Method of Distribution of Meeting Materials and Court Materials

11.    THIS COURT ORDERS that Cognos shall distribute the Notice of Application, this Order, the Notice, the Circular, the forms of proxy, the letter of transmittal and any other communications or documents determined by Cognos to be necessary or desirable (collectively, the "Meeting Materials"), as follows:

  (a)
  to (i) registered Shareholders entitled to vote as of the Record Date, (ii) the directors of Cognos (iii) the auditor of Cognos, (iv) the Director appointed under the CBCA, and (v) IBM and Acquisition Sub, respectively, by mailing same by pre-paid ordinary mail (or, alternatively, by delivery, in person or by courier), not later than twenty-one (21) days prior to the date established for the Meeting in the Notice. Distribution to such persons shall be to their addresses as they appear on the books and records of Cognos as of the Record Date; and

  (b)
  to non-registered Shareholders of Cognos, by providing multiple copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument No. 54-101 of the Canadian Securities Administrators, but in the case of the forms of proxy and letter of transmittal, as requested by intermediaries or registered nominees.

12.    THIS COURT ORDERS that Cognos is hereby authorized to distribute the Notice of Application, this Order, the Circular, and any other communications or documents determined by Cognos to be necessary or desirable (collectively, the "Court Materials") to the holders of Options, RSUs, and DSUs by mailing same by pre-paid ordinary mail (or, alternatively, by delivery, in person or by courier), concurrently with the distribution described in paragraph 11 of this Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Cognos as of the Record Date.

13.    THIS COURT ORDERS that Shareholders, and holders of Options, RSUs and DSUs are hereby made parties to this Application.

14.    THIS COURT ORDERS that, subject to the terms of the Arrangement Agreement, Cognos is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials ("Additional Information") as Cognos may determine, and Cognos may distribute or otherwise communicate such Additional Information by press release, newspaper advertisement or one of the methods by which the Meeting Materials and the Court Materials are distributed (as set out in paragraphs 11 and 12 above), as Cognos may determine.

15.    THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials, as well as any Additional Information, pursuant to paragraphs 11, 12 and 14 of this Order shall constitute good and sufficient service and notice thereof upon all such persons of the Meeting and the within Application. Further, no other form of service of the Meeting Materials, the Court Materials or any Additional Information or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to the persons described in paragraphs 11, 12 and 14 of this Order or to any other persons.

16.    THIS COURT ORDERS that a failure or omission to distribute the Meeting Materials, Court Materials or Additional Information in accordance with paragraphs 11, 12 and 14 of this Order as a result of mistake or of events beyond the control of Cognos shall not constitute a breach of this Order and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of Cognos, then Cognos shall use its commercially reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

Voting

17.    THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution shall be the Shareholders as at 5:00 P.M. on the Record Date.

18.    THIS COURT ORDERS that, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed at the Meeting by the affirmative vote of:

  (a)
  at least two-thirds of the votes cast in respect of the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting who are entitled to vote; and

  (b)
  at least a majority of the votes cast in respect of the Arrangement Resolution by Disinterested Shareholders present in person or represented by proxy at the Meeting who are entitled to vote; and

  that such votes shall be sufficient to authorize and direct Cognos to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

19.    THIS COURT ORDERS that in respect of the vote on the Arrangement Resolution, each Shareholder is entitled to one vote for each Share held. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20.    THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Cognos (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each Share held. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast.

Dissent Rights

21.    THIS COURT ORDERS that each registered holder of Shares shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Order and the Plan of Arrangement) provided that, notwithstanding subsection 190(5) of the CBCA, any registered holder of Shares who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Cognos in the form required by section 190 of the CBCA and the Arrangement Agreement, which written objection must be received by Cognos not later than 5:00 p.m. (Eastern Standard Time) two Business Days immediately preceding the Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the CBCA. For purposes of these proceedings, the "court" referred to in section 190 of the CBCA means this Honourable Court.

22.    THIS COURT ORDERS that, for the purposes of the Dissent Rights available to registered Shareholders in connection with the Arrangement:

  (a)
  all references to "a corporation" or "the corporation" in subsection 190(3), subsections 190(11) through (16), and subsections 190(18) through (26) of the CBCA will be deemed to refer to "Acquisition Sub"; and

  (b)
  the reference to "the corporation" in subsection 190(7) will be deemed to refer to "Cognos and Acquisition Sub".

23.    THIS COURT ORDERS that registered holders of Shares who duly exercise such Dissent Rights set out in paragraph 21 above will be deemed to have transferred the Shares held by them to Acquisition Sub at the time stipulated in section 2.2(d) of the Plan of Arrangement (free and clear of any Liens) without any further act or formality on their part, and:

  (a)
  such registered Shareholders who are ultimately entitled to be paid fair value for their Shares, shall be deemed to have transferred such Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims and encumbrances, to Acquisition Sub for cancellation in consideration for a payment of cash from Acquisition Sub equal to such fair value; or

  (b)
  such Shareholders who are ultimately not to be entitled, for any reason, to be paid fair value for their Shares, shall be deemed to have participated in the Arrangement as of the Effective Time, on the same basis as a non-dissenting holder of Shares;

  but in no case shall Cognos, IBM, Acquisition Sub, or any other person or entity be required to recognize such dissenting shareholders as holders of Shares after the Effective Time, and the names of such dissenting shareholders shall be deleted from the registers of the holders of Shares at the Effective Time.

Hearing of Application for Approval of the Arrangement

24.    THIS COURT ORDERS that, upon the passing of the Arrangement Resolution pursuant to the provisions of paragraph 18 hereof, Cognos shall be permitted to apply to this Honourable Court for final approval of the Arrangement pursuant to the within Notice of Application.

25.    THIS COURT ORDERS that the only persons entitled to appear and be heard at the hearing of the within Application shall be:

  (a)
  Cognos;

  (b)
  IBM and Acquisition Sub;

  (c)
  the Director; and

  (d)
  any person who has filed a Notice of Appearance herein in accordance with the provisions of this Order, the Notice of Application and the Rules of Civil Procedure.

26.    THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for Cognos at the following address: Torys LLP, Suite 3000, Box 270, TD Centre, 79 Wellington Street West, Toronto, Ontario, M5K 1N2, Attention: Andrew Gray, with a copy to counsel for IBM and Acquisition Sub at: Osler, Hoskin & Harcourt LLP, Box 50, 1 First Canadian Place, Suite 6100, Toronto, Ontario, M5X 1B8, Attention: Craig Lockwood.

27.    THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons set out in paragraph 25 shall be entitled to be given notice of the adjourned date.

28.    THIS COURT ORDERS that any materials to be filed by Cognos in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

Precedence

29.    THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order, between this Interim Order and the terms of any instrument creating, governing or collateral to the Shares, Options, RSUs, DSUs, or the articles or by-laws of Cognos, this Interim Order shall govern.

Extra-Territorial Assistance

30.    THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any Province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

Variance

31.    THIS COURT ORDERS that Cognos shall be entitled to seek leave to vary this order upon such-terms and upon the giving of such notice as this Honourable Court may direct.

/s/ "Colin Campbell J."

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE	Commercial List Court File No: 07-CL-7310
AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF COGNOS INCORPORATED

ONTARIO SUPERIOR COURT OF JUSTICE— COMMERCIAL LIST
Proceeding commenced at Toronto

INTERIM ORDER

Torys LLP Suite 3000 79 Wellington St. W. Box 270, TD Centre Toronto, Ontario M5K 1N2 Canada
James C. Tory LSUC#: 23280C Tel: 416.865.7380

Andrew Gray LSUC#: 46626V Tel: 416.865.7630 Fax: 416.865.7380
Solicitors for the Applicant, Cognos Incorporated

APPENDIX F

NOTICE OF APPLICATION FOR THE FINAL ORDER

Court File No. 07-CL-7310

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

  IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C.1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

  AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF COGNOS INCORPORATED

COGNOS INCORPORATED

[SEAL]	Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS:

        A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the applicant appears on the following page.

        THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on January 16, 2007, at 10:00 a.m., or as soon after that time as the application may be heard, at 330 University Avenue, Toronto, Ontario.

        IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

        IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2.00 p.m. on the day before the hearing, unless at an earlier date as ordered by the Court.

        IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH

TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date	November 30, 2007	Issued by	/s/ Tara Stoad Local registrar
330 University Avenue Toronto, Ontario

TO:	ALL HOLDERS OF COMMON SHARES OF COGNOS INCORPORATED
AND TO:	ALL HOLDERS OF OPTIONS EXERCISABLE FOR COMMON SHARES OF COGNOS INCORPORATED
AND TO:	ALL HOLDERS OF RESTRICTED SHARE UNITS OF COGNOS INCORPORATED
AND TO:	ALL HOLDERS OF DEFERRED SHARE UNITS OF COGNOS INCORPORATED
AND TO:	THE DIRECTORS OF COGNOS INCORPORATED
AND TO:	THE REGISTRAR AND TRANSFER AGENT OF COGNOS INCORPORATED
AND TO:	COMPUTERSHARE INVESTORS SERVICES INC.
AND TO:	THE CANADA TRUST COMPANY
AND TO:	THE AUDITORS OF COGNOS INCORPORATED
AND TO:	THE DIRECTOR Compliance & Policy Directorate Corporations Canada, Industry Canada 9th Floor, Jean Edmonds Tower South 365 Laurier Avenue West Ottawa, ON K1A OC8
AND TO:	OSLER, HOSKIN & HARCOURT LLP Box 50, 1 First Canadian Place Toronto, ON M5X 1B8
Larry Lowenstein Craig Lockwood Tel: 416.362.2111 Fax: 416.862.6666
Solicitors for International Business Machines Corporation and 1361454 Alberta ULC

APPLICATION

1.
THE APPLICANT MAKES APPLICATION FOR:

(a)
an interim order for advice and directions pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA") with respect to a proposed arrangement (the "Arrangement") of Cognos Incorporated ("Cognos");

(b)
an order approving the Arrangement pursuant to sections 192(3) and 192(4) of the CBCA; and

(c)
such further and other relief as this Honourable Court may deem just.

2.
THE GROUNDS FOR THE APPLICATION ARE:

(a)
Cognos is a corporation organized under the laws of Canada and governed by the CBCA, with its common shares listed and traded on the Toronto Stock Exchange and the NASDAQ Global Select Market;

(b)
the proposed Arrangement is an "arrangement" as defined in section 192(1) of the CBCA;

(c)
section 192 of the CBCA;

(d)
all statutory requirements under the CBCA have been fulfilled or will be fulfilled by the date of the return of this application;

(e)
Cognos is not insolvent;

(f)
it is not practicable for Cognos to effect the Arrangement under any other provision of the CBCA;

(g)
the Arrangement is in the best interests of Cognos, and is put forward in good faith;

(h)
the Arrangement is fair and reasonable to the parties affected;

(i)
the directions set out, and shareholder approvals required pursuant to, any interim order this Court may grant have been followed and obtained, or will be followed and obtained, by the date of the return of this application;

(j)
certain of the holders of common shares of Cognos are resident outside of Ontario and will be served at their addresses as they appear on the books and records of Cognos as at December 5, 2007, pursuant to rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure and the terms of any interim order for advice and directions granted by this Honourable Court;

(k)
rules 14.05(2), 14.05(3) and 38 of the Rules of Civil Procedure;

(l)
National Instrument No. 54-101 of the Canadian Securities Administrators; and

(m)
such further and other grounds as counsel may advise and this Honourable Court may permit.

3.
THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

(a)
an affidavit of Robert Ashe, to be sworn on behalf of Cognos, with exhibits thereto, outlining the basis for the within application and for an interim order for advice and directions;

(b)
a further affidavit(s), to be sworn on behalf of Cognos, with exhibits thereto, including an Affidavit outlining the basis for the final order approving the Arrangement, and reporting as to compliance with any interim order and the results of any meeting conducted pursuant to such interim order; and

  (c)
  such further and other material as counsel may advise and this Honourable Court may permit.

November 30, 2007	TORYS LLP
Suite 3000 Box 270, TD Centre 79 Wellington Street West Toronto, ON M5K 1N2
James C. Tory Tel: 416.865.7391 LSUC#: 23280C
Andrew Gray Tel: 416.865.7630 LSUC#:46626V Fax: 416.865.7380
Solicitors for the Applicant Cognos Incorporated

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C.1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE	Commercial List Court File No: 07-CL-7310
AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF COGNOS INCORPORATED

ONTARIO SUPERIOR COURT OF JUSTICE— COMMERCIAL LIST
Proceeding commenced at Toronto

NOTICE OF APPLICATION

TORYS LLP Suite 3000 79 Wellington St. W. Box 270, TD Centre Toronto, Ontario M5K 1N2 Canada
James C. Tory LSUC#: 23280C Tel: 416.865.7380

Andrew Gray LSUC#: 46626V Tel: 416.865.7630 Fax: 416.865.7380
Solicitors for the Applicant Cognos Incorporated

APPENDIX G

SECTION 190 OF THE
CANADA BUSINESS CORPORATIONS ACT

        190. (1) Right to dissent — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

  (a)
  amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

  (b)
  amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

  (c)
  amalgamate otherwise than under section 184;

  (d)
  be continued under section 188;

  (e)
  sell, lease or exchange all or substantially all its property under subsection 189(3); or

  (f)
  carry out a going private transaction or a squeeze-out transaction.

        (2) Further right — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

        (2.1) If one class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.

        (3) Payment for shares — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

        (4) No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

        (5) Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

        (6) Notice of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

        (7) Demand for payment — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

  (a)
  the shareholder's name and address;

  (b)
  the number and class of shares in respect of which the shareholder dissents; and

  (c)
  a demand for payment of the fair value of such shares.

        (8) Share certificate — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

        (9) Forfeiture — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

        (10) Endorsing certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

        (11) Suspension of rights — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of their shares as determined under this section except where

  (a)
  the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

  (b)
  the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

  (c)
  the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

        (12) Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

  (a)
  a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

  (b)
  if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

        (13) Same terms — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

        (14) Payment — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

        (15) Corporation may apply to court — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

        (16) Shareholder application to court — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

        (17) Venue — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

        (18) No security for costs — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

        (19) Parties — On an application to a court under subsection (15) or (16),

  (a)
  all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

  (b)
  the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

        (20) Powers of court — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

        (21) Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

        (22) Final order — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

        (23) Interest — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

        (24) Notice that subsection (26) applies — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

        (25) Effect where subsection (26) applies — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may:

  (a)
  withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder, or

  (b)
  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

        (26) Limitation — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:

  (a)
  the corporation is or would after the payment be unable to pay its liabilities as they become due; or

  (b)
  the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

Please direct all inquiries to:

Questions and Further Assistance

        If you have any questions about the information contained in this document or require assistance in completing your form of proxy, please contact the proxy solicitation agent at:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-888-605-8414
Banks and Brokers Call Collect: 212-440-9800

QuickLinks

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TABLE OF CONTENTS
MANAGEMENT PROXY CIRCULAR
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
REPORTING CURRENCY
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
INFORMATION CONTAINED IN THIS CIRCULAR
QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE MEETING
SUMMARY
THE COMPANIES
THE ARRANGEMENT
THE ARRANGEMENT AGREEMENT
PRINCIPAL LEGAL MATTERS
DISSENTING SHAREHOLDERS' RIGHTS
MARKET PRICE AND TRADING VOLUME DATA
PREVIOUS DISTRIBUTIONS OF SECURITIES
CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS
GENERAL INFORMATION CONCERNING THE MEETING
LEGAL MATTERS
ADDITIONAL INFORMATION
SHAREHOLDER PROPOSALS FOR 2008 ANNUAL MEETING
QUESTIONS AND FURTHER ASSISTANCE
100 University Avenue 11th Floor, South Tower Toronto, Ontario M5J 2Y1
North American Toll Free Number: 1-888-605-8414 Banks and Brokers Call Collect: 212-440-9800 APPROVAL OF COGNOS
CONSENT OF LEHMAN BROTHERS
APPENDIX A SPECIAL RESOLUTION OF THE SHAREHOLDERS
APPENDIX B
TABLE OF CONTENTS
APPENDIX C LEHMAN BROTHERS FAIRNESS OPINION
APPENDIX D
APPENDIX E INTERIM ORDER
  Commercial List Court File No. 07-CL-7310
ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST
APPENDIX F NOTICE OF APPLICATION FOR THE FINAL ORDER
  Court File No. 07-CL-7310
ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST
APPLICATION
APPENDIX G SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT
100 University Avenue 11th Floor, South Tower Toronto, Ontario M5J 2Y1